

2022

F.N.B. Corporation

CHANGING THE COURSE OF BANKING



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2022

F.N.B. Corporation

ANNUAL | REPORT

A Leader in Our Regions



Corporate Headquarters, Pittsburgh, PA



Baltimore, MD



Cleveland, OH



Charlotte, NC



Raleigh, NC



Piedmont Triad, NC



Washington, D.C.



- FNB Branch/ATM
- ★ FNB Planned Expansion Branch/ATM

2022
ANNUAL | REPORT

F.N.B. Corporation

Corporate Profile

F.N.B. Corporation (FNB) is the holding company for First National Bank of Pennsylvania. Established in 1864, FNB remains known for a passion for doing what's right and a commitment to its customers and communities that starts at the top of the house. Experienced executive leaders and a dedicated team of highly qualified financial professionals all contribute to the continued success of one of the 50 largest bank holding companies based in the U.S. by total assets.

- FNB offers a broad array of products and services to provide customers with comprehensive financial solutions in consumer banking, commercial banking, wealth management and insurance.
- A publicly traded company on the NYSE (FNB), FNB has a market capitalization of approximately $4.7 billion as of December 31, 2022.
- FNB's inclusion in Standard & Poor's MidCap 400 Index and the Russell 1000 Index reinforces that the Company is characterized by stability and poised for continued growth.
- FNB has a growing commercial and consumer presence spanning seven states and the District of Columbia, with market coverage in several major metropolitan areas, including Pittsburgh, PA; Cleveland, OH; Baltimore, MD; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, SC.
- FNB is recognized for its exceptional customer service and differentiated culture:
    - A highly rated, award-winning mobile app
    - Winner of more than 90 prestigious Greenwich Excellence and Best Brand Awards in just over a decade, including 8 national and regional awards in the middle market and small business banking categories for 2022
    - Nationally recognized as a 2023 Top Workplace USA, bringing FNB to a total of approximately 50 honors as a leading workplace based on employee feedback
    - One of *Newsweek's* America's Greatest Workplaces for Diversity 2023
    - Winner of the prestigious President's "E" Award for Export Service
    - Repeatedly ranked on a list of America's Most Just Companies

Consumer Banking
- Deposit Products
- Mobile and Online Banking
- eStore® Digital Banking Experience
- Mortgage Banking
- Consumer and Small Business Lending

Commercial Banking
- Corporate and Business Banking
- Investment Real Estate
- Builder Financing
- Asset-Based Lending
- Lease Financing
- Capital Markets
- Mezzanine Financing
- Treasury Management
- International Banking
- SBA Lending
- Government Banking

Wealth Management
- Trust and Fiduciary
- Retirement Services
- Investment Advisory
- Brokerage
- Private Banking

Insurance
- Property and Casualty
- Employee Benefits
- Personal
- Title

Nearly	Nearly	More Than	Approximately	More Than	Serving
$44 billion assets[1]	**$35** billion deposits[1]	**4100** employees	**350** branches	**1200** ATMs	**7** states & Washington, D.C.

[1]Based on spot balances as of year-end 2022.

AWARD-WINNING SERVICE AND PERFORMANCE

Service and Innovation

- Ranked as an *American Banker*/RepTrak top four bank for reputation by non-customers
- Awarded more than 90 prestigious Greenwich Excellence and Best Brand Awards since 2011, including 8 awards for 2022
- Listed among the GoBankingRates.com 2023 Best Regional Banks (Best for Range of Accounts) and Best Checking Accounts (Best for Unlimited Checks)





AMERICAN BANKER

GO BankingRates BEST REGIONAL BANK 2023

GO BankingRates BEST CHECKING ACCOUNT 2023

Greenwich Excellence 2022

Diversity and Inclusion

- One of *Newsweek's* America's Greatest Workplaces for Diversity 2023
- A DiversityJobs Top Employer
- A winner of Top Workplaces Culture Excellence Awards for Diversity, Equity and Inclusion (DEI) Practices
- Mansfield Certified (2020) and Mansfield 2.0 Certified (2022) by Diversity Lab for implementing strategies to expand diverse talent considered for leadership positions and increase transparency regarding advancement in FNB's Legal Department — one of only three banking institutions to receive certification in the 2.0 and pilot programs
- Rated a "3+" by 50/50 Women on Boards for the percentage of women directors on the Company's Board
- Named a Best of the Best Financial and Banking Company by *Professional Woman's Magazine*
- Received a Women's Choice Award® as a Best Company to Work For for Women and for Millennial Women by WomenCertified







Top Workplaces 2022 DE&I Practices

DiversityJobs Top Diversity Employer Member since 2022

50/50 Women on Boards

Mansfield Rule™ Certified 2020-2022 Legal Department Edition 2.0 Powered by Diversity Lab

America's Greatest Workplaces for Diversity 2023 Newsweek Plant-A Insights Group

Corporate Social Responsibility

- Received Outstanding CRA rating from the OCC on most recent performance evaluation (2018-2020)
- Named to Coalition Greenwich's inaugural list of Standout Commercial Banks for Demonstrating Commitment to Environmental, Social and Governance (ESG) Principles and Values
- Received Bank On certification for the eStyle checking account for 2021-2022 and 2023-2024









First National Bank eStyle Account BankOn Certified 2023 – 2024 since October 2021

"OUTSTANDING" CRA RATING

ANNUAL | REPORT

Exceptional Workplace

- Honored approximately 50 total times as a leading workplace, including the following accolades in 2022:
  - Top Workplace USA (second consecutive year)
  - Top Workplaces Financial Services (second consecutive year)
  - Top Workplaces Culture Excellence Awards for Innovation, Leadership and Work-Life Flexibility
  - Top Workplaces — *Pittsburgh Post-Gazette* (12th consecutive year)
  - Top Workplaces — *Cleveland Plain Dealer* (eighth consecutive year)
  - Top Workplaces — *Charleston Business Magazine, Greenville Business Magazine* and *Columbia Business Monthly* (South Carolina) (second consecutive year)
  - Top Workplaces — *Charlotte Observer* (first year)
  - Top Workplaces — *Baltimore Sun* (first year)
- Employees recognized for outstanding contributions, with highlights including:
  - *Charleston Business Magazine's* 50 Most Influential People
  - Influential Marylander by *The Daily Record*
  - Power 30 for Banking and Financial Services by *The Daily Record*
  - Top 20 Disability Warriors in Ohio by Liner Legal, a disability law firm
  - *Charleston Regional Business Journal* 2022 Lowcountry Diversity Leadership Awards Rising Star
  - Nazareth Prep Mentor of the Year in Pittsburgh

FINANCIAL SERVICES INDUSTRY TOP WORK PLACES 2022

TOP WORK PLACES 2023 USA

TOP WORK PLACES 2022 INNOVATION

TOP WORK PLACES 2022 LEADERSHIP

TOP WORK PLACES 2022 WORK-LIFE FLEXIBILITY

Performance and Governance

- Multiple honors for FNB's CEO, including:
  - *Pittsburgh Business Times* Power 100, recognizing the region's most influential business leaders
  - Pittsburgh Power 100 by *City & State PA*
  - *Central Penn Business Journal* Power List for Finance
  - Top 100 People recognition by *PA Business Central*
- Named one of the World's Best Banks by *Forbes*
- Listed as one of the 100 Best Banks in America by *Forbes*
- Ranked in the top 25 percent of all companies in sixth consecutive appearance on JUST Capital's list of America's Most Just Companies
- Listed as a Top 100 Organization by *PA Business Central*
- Ranked on the *Monitor 100* largest equipment finance companies and Top 40 Most Active Players in the Vendor Channel lists for the fifth year and on the Top 50 Bank Finance/ Leasing Companies list for the third year
- Rated A+ for financial health by DepositAccounts.com





JUST capital

A+ Health & Stability Rating 2022

Forbes 2022 WORLD'S BEST BANKS POWERED BY STATISTA

monitordaily
The independent voice of equipment finance.

2022

ANNUAL | REPORT

2022 HIGHLIGHTS

Leading Innovation

- Deployed eStore kiosks to all FNB branches and increased eStore page views by more than 104 percent year over year
- Increased total mobile users 13 percent year over year



Strong Presence

- Increased ATM network by more than 35 percent to more than 1,200 machines
- Announced additional expansion in North Carolina, South Carolina, Washington, D.C., and Virginia
- Grew total metropolitan statistical area (MSA) deposits more than three times faster than the market growth rate year over year



FNB uses both owned and branded ATMs to strategically maximize the reach of our network.

Committed Corporate Citizen

- Named a top employer nationally and in five key markets
- Corporate headquarters expected to drive nearly $1 billion in economic expansion for Pittsburgh region
- Invested more than $7.2 million in grant funds, impact investment funds and community development financial institutions
- Contributed nearly $600,000 to the United Way









2022
ANNUAL | REPORT
F.N.B. Corporation

Record Performance and Profitability

- Total Assets: $43.7 billion
- Spot Loan Growth: 21 percent year over year, including Howard Bancorp, Inc. (Howard) and UB Bancorp (Union) acquisitions — Upper quartile performance caps off sequential loan growth in each quarter of 2022
- Net Interest Income Growth: 24 percent year over year — Surpassing $1 billion in net interest income for the first time in Company history
- Efficiency Ratio: 52.1 percent — Upper quartile peer ranking and a record since 2004
- Return on Average Tangible Common Equity (ROATCE) on an operating basis: 17.5 percent — The highest level achieved by FNB in more than five years
- Common Equity Tier 1 (CET1): 9.8 percent — Demonstrates FNB's significant balance sheet strength and loss absorption capacity captured in the reserve coverage ratio of 1.33 percent



Pillars of FNB's Long-Term Strategy

Drive Organic Growth

Maintain Efficiency and Expense Control

Optimize the Retail Bank

Build a Durable, Scalable Infrastructure

Build a Strong, Differentiated Brand

Promote Core Values, Including Diversity and Inclusion

2022

ANNUAL | REPORT

F.N.B. Corporation

What is Clicks-to-Bricks?

Clicks-to-Bricks is FNB's omnichannel strategy that uses digital and traditional physical (branch and ATM) channels to serve our stakeholders. The strategy integrates innovative technology and high-touch service to make banking more convenient and consistent for customers, improve efficiency for employees, increase access to banking for local communities and add value for shareholders.





FNB's state-of-the-art eStore kiosk.

Welcome to the Future

For years, FNB has been at the vanguard of innovation in the banking industry. Driven by a passion to do what is right for all our constituents — customers, communities, employees and shareholders — our forward-looking Clicks-to-Bricks strategy and investments in leading-edge technology have enabled us to build out a fully digital bank that sets FNB apart.

We leaned into our momentum in 2022, leveraging our carefully constructed infrastructure to efficiently add scale, functionality and even more convenience for customers. On the digital front, we built on the success of our mobile eStore with the installation of interactive kiosks in each of our branches.

eStore is FNB's proprietary technology that enables customers to utilize digital tools more effectively to manage their banking. With eStore's key features available on Online and Mobile banking, consumers can shop for products and services, open deposit accounts, apply for loans, schedule appointments and access financial education resources all in one place.

By making it easy to browse products in our branches as well as seamlessly continue the buying process online or on a mobile device, eStore adds convenience and extends FNB's reach beyond the boundaries of our physical network. Because it is self-service, eStore also increases efficiency for our front-line teams. Along with our growing fleet of nearly 100 ATMs with TellerChat (Interactive Teller Machines (ITMs)), which provide access to video banking representatives, eStore

offers another technology-based option that frees personnel for the more consultative conversations customers prefer to have in the branch.

Our commitment to innovation and our unique eStore platform provide unparalleled scalability for FNB. With the underlying technology in place, we quickly can enhance our digital offering to address the full breadth of our clients' diverse financial needs. In 2022, we introduced online applications for multiple consumer lending and small business deposit products, launched EZ Pay integrated payables for commercial clients, added online insurance quotes and accelerated promotion around our specialized Physicians First digital bundle.

Of course, the branch remains a critical part of the banking relationship and our physical network is essential to our omnichannel approach. Since launching Clicks-to-Bricks in 2016, we have opened, or plan to open, the doors to nearly 50 state-of-the-art concept branches, which integrate technology and an open design to cultivate client engagement and conversation.

During the last several years, we also have significantly strengthened our ATM presence, doubling the number of ATMs in our network since late 2020 and adding access to more than 300 machines in 2022 alone. Our ATM strategy leverages both owned and branded machines, including placements in prominent chains like Harris Teeter, Spinx and Royal Farms, so we can strategically maximize our reach with a relatively limited capital investment. Of equal importance, this approach enables us to efficiently increase penetration and access to banking services in marginalized communities.

Digital Centers are another element of the ongoing evolution of our delivery channel to serve stakeholders into the future. Featuring eStore kiosks and ITMs, Digital Centers are designed to help customers transition from a traditional banking environment to a technology-based experience. For example, FNB has deployed Digital Centers in downtown Cleveland; at PPG Paints Arena through our relationship with the Pittsburgh Penguins®; and at Slippery Rock University in western Pennsylvania, where we are the exclusive provider of banking services to the campus community.

Underlying Clicks-to-Bricks is a holistic data strategy that applies analytics to enhance both the customer experience and our financial results. To that end, we have spent years developing a robust data architecture to drive both organic growth and efficiency.

The corporate website, along with Online and Mobile banking, eStore and other sources, collects information that is consolidated into a dynamic data integration engine. We analyze this information to gain a more comprehensive understanding of our customers that we use to promote personalized products, identify emerging trends, generate targeted leads for our sales team and enhance our marketing strategies. This data also supports the ongoing optimization of our branch network by ensuring our offices are located in areas that serve the most visitors and offer the best geographic coverage.

We also use technology to improve performance within our own Company. For example, our operations department has leveraged new digital workflows and application programming interfaces to automate multiple administrative processes, which has significantly streamlined consumer and small business loan processing timelines. Further, by using robotic process automation to support an address standardization project, we have replaced more than 20,000 hours of manual output by employees.

In addition, we have completed the integration of our teller transaction processing system, which has decreased time spent at the teller line by 1.5 minutes per customer. Building on this success, we are advancing toward the introduction of a universal dashboard for Retail Banking functions. Delivering a centralized, 360-degree view of the customer relationship, the dashboard ultimately will consolidate branch transactions, sales, relationship management, service and lending processes into a single platform to support efficiency and a more personal, informed customer experience.

Reflecting on our digital progress in 2022, our Company realized the benefits of our substantial and continual investments in technology as we drove increased digital product adoption across our expanding customer base. eStore interactions grew by more than 104 percent year over year, total mobile users increased by 13 percent and online applications grew by 17 percent. Mortgage was a standout, with approximately 70 percent of all mortgage applications started digitally — an increase of 30 percent over 2021 — with a better than 80 percent completion and submission rate on those applications. Highlighting the convenient nature of remote access, more than half of our digital mortgage applications were completed and submitted after regular business hours or on weekends.


ATM with TellerChat
ATM with TellerChat
Speak to an FNB Teller
Monday-Friday
8AM-9PM
Saturday-Sunday
8AM-5PM

FNB's ATMs with TellerChat had a 14 percent year-over-year increase in transaction volume in 2022.


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2022
June 26-29
SELECTUSA INVESTMENT SUMMIT

Our employees strengthen our reputation through their expertise and outreach. In 2022, FNB team members like Yenner Karto, Head of International Banking Services, conducted dozens of speaking engagements to educate, inform and connect with our communities.



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FNB's mobile application has a top rating that rivals large money centers.

We have experienced corresponding digital growth in our commercial banking services throughout 2022, with a 27 percent increase in the number of clients who have enrolled in our FNB Business mobile app to manage their corporate accounts. Beyond convenience, clients increasingly are turning to our technology to drive efficiency and safeguard their organizations against fraud. This is evidenced by a 40 percent uptick in the number of accounts using Positive Pay, our digital account reconcilement tool, and by the fact that the monthly volume of payments collected through our EZInvoice online invoicing portal grew 45 times in size when comparing December 2022 to January 2022.

Our customers' growing digital engagement also translates into increased lending activity and origination. For example, our excellent results for the Physicians First program, where we saw high-value physician households grow 15 percent year over year in the fourth quarter of 2022. Full-year production was nearly $600 million, with loan balances totaling $1.2 billion at year-end.

Looking ahead to 2023, we will continue to invest in our innovative offerings. We expect to begin the phased launch of our universal application which will enable consumers to purchase multiple products simultaneously and with much greater efficiency. We also plan to introduce enhancements to our mobile banking app, including advanced alerting capabilities and an update to our CardGuard™ debit card control service. Along with near-real-time access to account information, these features are all designed to give customers more convenience, choice and control in their banking experience.

Building on Our Strong Foundation

FNB's ability to continually expand and innovate is grounded in the performance of our core franchise and emphasis on sustainable growth in line with our risk appetite. We continue to capitalize on a proven business model that is centered on four main principles:

1. A comprehensive product suite deployed across a diverse and attractive geographic footprint to support continued loan and deposit growth
2. A consistent credit underwriting process
3. An attractive dividend yield with capital flexibility
4. Attracting and retaining top talent

Maintaining a diverse footprint with a strong presence in high-growth markets is an important part of how we position our Company for continued expansion. Today, we operate in seven major metropolitan markets with populations over one million and are proud to hold top five deposit share positions in nearly half — and top three positions in 19 — of the 58 MSAs we serve.

We began 2022 with the successful completion of our acquisition of Howard, assuming the sixth largest deposit share position in the Baltimore MSA. In December, we welcomed customers of Union in North Carolina. This strategic merger accelerates our organic growth potential in North Carolina markets that have proven to be an engine for FNB expansion and moved our deposit market share position to ninth in the state.[3] In addition, the deal extends FNB's ability to reach clients in more rural, minority and low- to moderate-income (LMI) communities.

[3] Excluding PacWest Bancorp

Throughout 2022 and early 2023, we opened de novo branches in Charlotte and Durham, North Carolina, and Greenville, South Carolina, and announced plans for continued expansion in the Washington, D.C., metropolitan area. FNB has received approval from the Office of the Comptroller of the Currency to open branches in Reston, Arlington and Alexandria, Virginia, and has extended our commercial banking coverage deeper into the commonwealth with a new loan origination center in Richmond.

Another highlight of our multiyear strategy to enhance our market presence and visibility is the successful establishment of prominent regional headquarters in Raleigh (2019), Greensboro (2020) and Charlotte (2021) as well as our continued progress on our new corporate headquarters, FNB Financial Center, in Pittsburgh.

Our thoughtful expansion ensures our teams are positioned to collaborate and connect consumers and businesses to our full range of products and services. Executed by strong local leadership, our approach yielded exceptional results in 2022, with increased deposits in 44 MSAs, 29 of which outpaced the market. We have amassed nearly $44 billion of total assets and achieved operating earnings per share of $1.40, one of the highest levels in Company history, led by record revenue of $1.4 billion.

Spotlight on Success — Charleston, South Carolina

Charleston is an example of our successful strategy in practice. We operate three retail branches and a regional hub in the market, with plans for additional retail expansion in the near term. Our regional bankers were recruited from some of the largest financial institutions in the country and are extremely engaged in the local community. In 2022, only three years after opening the first FNB branch in the city, our deposit balances in the market grew by more than 30 percent, and our commercial loan balances increased by 20 percent year over year, making Charleston one of our fastest-growing markets on a percentage basis.



FNB celebrated the grand opening of FNB Tower-Charlotte with a ribbon-cutting in 2022.



FNB expects to open additional concept branches in the Charleston market.

ANNUAL | REPORT



FNB's engaged employees amplify our efforts through volunteerism.



FNB Financial Center in Pittsburgh.



F.N.B. Corporation Chairman, President and Chief Executive Officer, Vincent J. Delie, Jr. (Center), Pittsburgh Mayor, Ed Gainey (Left), and Executive Director of The Pittsburgh Promise, Saleem Ghubril (Right).

Focused on Shared Success

FNB always has acted on the principle that the success of our customers, communities and Company are inextricably connected. This belief guides our mission and approach to business and service.

Throughout our footprint, we have invested hundreds of millions of dollars in initiatives that stimulate job growth, create affordable housing opportunities, foster financial literacy and champion overall social and economic development, and we continue to build on those efforts.

Our commitment is evident in our new corporate headquarters tower. Located in a predominantly minority and historically underserved community in Pittsburgh, the development is on track to achieve its substantial requirements for participation in contracting by minority- and women-owned businesses and is expected to have nearly $1 billion in economic impact for the surrounding region. In addition, FNB has contributed to programs that make it possible for local businesses to take part in the project and its economic benefits, including an Urban Redevelopment Authority of Pittsburgh program that provides working capital for contractors as well as training for trade professionals.

During 2022, we invested more than $7.2 million in grant funds, impact investment funds and community development financial institutions supporting underserved communities. Our investments were highlighted by significant contributions to prominent organizations and initiatives, including a $1 million commitment to the Pittsburgh Promise, which supports educational aspirations and scholarships for Pittsburgh Public Schools students and a $2.5 million commitment to Black Tech Nation

Ventures (BTN.vc), a majority Black-owned venture capital fund. Based in Pittsburgh, BTN.vc provides funding and resources for Black-led technology startups and firms with diverse founders and teams, with a goal of enabling wealth creation for underrepresented entrepreneurs. We also made a contribution of nearly $600,000 to the United Way.

Additionally, we continued to update our product offerings to ensure we address a wide range of client needs, including for those who historically have been underserved. Along with supporting homeownership with an expanded suite of affordable mortgage products, we have introduced a new special purpose credit program with features designed to increase access to mortgages and home equity loans and lines of credit in majority-minority communities.

Building on our previously launched eStyle checking account which enables customers to avoid overdraft fees entirely, we also made updates to our overdraft practices based on our continual monitoring of industry trends and client needs. Effective in the first quarter of 2023, we eliminated continuous overdraft fees, reduced overdraft and nonsufficient funds fees, lowered our daily caps on overdraft fees and made other depository transaction processing changes. Overall, FNB's anticipated changes are expected to reduce overdraft-related fees assessed to customers by approximately $11 million (pre-tax) on a full-year annualized basis.

Complementing these changes, we plan to launch new products to help customers improve their financial management skills and avoid fees in the first place. A short-term, small dollar loan product will give eligible accountholders access to credit to fill urgent financial gaps, while the SmartSecured consumer credit card will offer customers with no or damaged credit histories the opportunity to demonstrate responsible habits and build or repair their credit over time.



These select examples are results of our long-standing plan to institute an even more strategic approach to our overall community impact. In 2022, we further enhanced our focus on community impact initiatives through the appointment of a Director of Corporate Responsibility, who is responsible for community development and Community Reinvestment Act (CRA) programs; ESG initiatives; corporate giving campaigns; corporate community relations; and diversity and inclusion initiatives.

To learn more about FNB's award-winning commitment to ESG and our substantial investments in our communities, review our 2022 Corporate Responsibility Report, available on fnb-online.com, or our upcoming 2023 Corporate Responsibility Report, which will be published in the second quarter of 2023.

Invested in Our Team

Our remarkable team brings our values and business model to life. We continually strive to provide a positive workplace where our employees are recognized for their dedication, have access to opportunities and programs to advance their careers, and can maintain a successful work-life balance.

In addition to investing in modern, environmentally friendly workspaces throughout our footprint, we ensure our compensation and benefits packages are competitive and align with employee needs and preferences. Our minimum hourly wage significantly exceeds requirements in each of the states where we operate. We have a suite of progressive, family-friendly programs and have expanded mental health support with telehealth access to counseling services. Knowing that our employees feel the effects of the volatile economic environment, we also have taken steps to keep their costs for medical insurance flat despite significant inflationary pressures.

We view investments in our team as investments in our future and make sure that all our employees can grow their careers with FNB. Along with leadership development for high-performing employees, we provide a wide array of learning and growth opportunities, including networking events, mentoring and tuition reimbursement for continuing education.

Our commitment to employees' happiness and growth has led to FNB's repeated and long-term recognition as a top workplace nationally and in multiple markets throughout our footprint. By prioritizing employee engagement and satisfaction, we continue to show our gratitude for our team and position our Company for long-term stability and sustainable growth.

Proven Strategy for Sustained Acheivemnet

We enter 2023 proud of our many accomplishments and cognizant of the potential headwinds we may face in a turbulent economy. Our Company has proven time and again that we perform admirably through uncertainty, thanks in large part to our deployment of prudent business strategies, sound credit management processes and proactive risk management practices as well as the significant contributions of our employees.

We are confident that we will continue to thrive by doing what we do best — maintaining a laser focus on the value we deliver to all our stakeholders while adhering to a responsible risk culture that has served us well through a range of economic cycles. As we build on our record performance and significant commitment to innovation, our momentum will drive progress that will shape the future not only for our Company but also for the clients, communities, employees and shareholders who we are proud to serve.



Cassandra Cooper, Manager of Diversity and Inclusion, who joined FNB in 2022, stated, "FNB's dedication to promoting inclusion and socioeconomic equality is evident in its products and services, culture and community involvement."






FNB has received approximately 50 workplace awards that differentiate our Company as an employer of choice.

2022
ANNUAL | REPORT



Vincent J. Delie, Jr.
Chairman, President & CEO
F.N.B. Corporation
First National Bank

To Our Fellow Shareholders:

F.N.B. Corporation produced outstanding 2022 financial results that set multiple records for our Company as we reached an all-time high operating earnings per share (EPS) of $1.40. As we celebrate these achievements, we also recognize the substantial foundation they provide for future success. We ended 2022 with a favorably positioned balance sheet, a strong capital and reserve position, and consistent underwriting standards that will carry us through a potentially challenging economic cycle.

Our consistent relative performance since 2009 indicates the strength of our business model, highlighted by our compounded annual growth rates (CAGRs) of 11.0 percent in total revenue, an exceptional 23.2 percent in net income available to common shareholders and 12.0 percent in operating EPS. These results span the tenure of our leadership team's management of the Bank and holding company, during which time they have guided our constituents successfully through the aftermath of the financial crisis and a global pandemic.

Total Revenue and Operating Net Income Available to Common Shareholders grew at CAGRS of 11.0% and 23.2%, respectively since 2009

Chart shown in millions



■ Total Revenue ■ Operating Net Income Available to Common Shareholders (non-GAAP)

Favorably Positioned Balance Sheet

The economic landscape evolved as the Federal Reserve increased rates 425 basis points between March and December 2022. Our team was able to take action to benefit from the increase in rates through solid loan growth, a favorable deposit mix, prudent deposit cost management efforts and the asset sensitive position of our balance sheet.

Total loans and leases were $30.3 billion as of December 31, 2022, an increase of $5.3 billion, or 21 percent, year over year.

Total Loans with CAGR of 13.5% Since 2009



Chart shown in billions

2009	$5.8
2010	$6.1
2011	$6.9
2012	$8.1
2013	$9.5
2014	$11.2
2015	$12.2
2016	$14.9
2017	$21.0
2018	$22.2
2019	$23.3
2020	$25.5
2021	$25.0
2022	$30.3

■ Total Loans ■ PPP Loans

Approximately half of this growth was attributable to our acquisitions of Howard, which contributed $1.8 billion in loans as of the January 22, 2022, closing — a springboard for 59 percent year-over-year loan growth in our Mid-Atlantic Region — and Union, which contributed $651 million in loans as of the December 9, 2022, closing. The remainder of the increase resulted from strong organic growth across the footprint, led by commercial lending gains in the Pittsburgh, Cleveland and North Carolina markets. Overall, FNB benefited from both strong commercial and industrial loan growth performance and favorable attrition. Organic mortgage loans also increased, thanks in part to our Physicians First initiative and heightened demand for adjustable-rate mortgages in a higher interest rate environment. On the consumer loan side (excluding mortgages), we also saw expansion in our indirect lending and direct installment loan portfolios.

Total deposits reached nearly $35 billion at year-end 2022, an increase of 10 percent since December 2021, providing strong liquidity to support the year's loan growth, which is further aided by our diverse geographic footprint. The increase in deposits reflected organic growth in new and existing customer relationships and inflows from the Howard and Union acquisitions. We have continued to take steps to further diversify our market presence through acquisitions and de novo expansion as well as through our team's ability to generate deposits across both the consumer and commercial portfolios. Having multiple deposit channels and products serving commercial and consumer clients is a key differentiator for our Company.

Additionally, we are poised to capitalize on the strongest deposit mix in FNB history. Through a concerted focus, we have grown non-interest-bearing deposits to 34 percent of our total deposits, which is a significant increase from 16 percent in 2009. This favorable composition allows FNB to more efficiently manage deposit costs and increase net interest income while demonstrating the strides we have made in becoming our clients' primary bank.

Total Deposits with CAGR of 13.9% Since 2009



Time Deposits ■ Interest-Bearing Deposits & Savings ■ Non-Interest Bearing Deposits

Cumulative deposit betas were an area of heightened focus in 2022 and will continue to be so looking forward given the actions taken by the Federal Reserve. Our cumulative deposit beta for total deposits during the last interest rate hiking cycle from December 2015 to December 2018 was 24 percent. While we evaluate the impact of 2022, it is important to keep in mind three main differences from the previous cycle: the Federal Reserve is increasing rates at a much faster pace than in 2016; high-cost deposit gathering fintechs are emerging with growing speed and adding competition in the marketplace; and we are in a more favorable deposit mix position, with non-interest-bearing deposits at 34 percent of total deposits and a loan-to-deposit ratio at 87 percent compared to 97 percent at the end of 2015. To date, we have been able to effectively manage deposit costs while balancing deposit mix shifts that have occurred.

Cumulative Total Deposit Beta

	12/31/21	3/31/22	6/30/22	9/30/22	**12/31/22**
Fed Funds Rate	0.25%	0.50%	1.75%	3.25%	**4.50%**
Cumulative Deposit Beta		0.2%	9.7%	12.5%	**16.3%**

At the same time, our management team put us in an excellent position on the asset side of the balance sheet to benefit from rising rates, which is evident in the immediate up 200 basis point interest rate sensitivity since 2019. Since the end of 2019, our asset sensitivity has been increasing and reached a peak in the third quarter of 2021. From that point on, our asset sensitivity has decreased as we began to monetize the benefit from increasing rates, leading us to end 2022 at a similar level to 2019 and reduce the risk associated with falling rates. As one example, we have strategically deployed excess cash, decreasing levels 61 percent to $1.2 billion during 2022, effectively monetizing our growing asset sensitivity in the deployment of the cash to fund higher earning assets, including loans and securities.

Due to our strong organic loan and deposit growth, coupled with the Howard and Union acquisitions, our total assets rose to a record $43.7 billion at year end. Our total assets have grown at a 13.2 percent CAGR since 2009, showing the breadth and reach of our platform as we drive market share gains and continue our long history of outpacing industry growth.

Total Assets with CAGR of 13.2% Since 2009

Chart shown in billions



2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$8.7	$9.0	$9.8	$12.0	$13.6	$16.1	$17.6	$21.8	$31.4	$33.1	$34.6	$37.4	$39.5	$43.7

Strong Capital and Reserve Position with Consistent Credit Standards

One of FNB's core strengths is our credit performance, which was proven in the economic downturn in 2008, when our loss rates meaningfully outperformed our peers, and again during the recent pandemic. Our credit culture has been consistent, maintaining uniform, prudent underwriting standards through all parts of the economic cycle. As we continue to execute on our loan growth strategies, we actively monitor our credit concentrations and asset mix to maintain a diverse and balanced loan portfolio that fits within our desired risk profile. With the ongoing investments we have made in our credit systems and expansion of our risk analytics, we can make strategic, data-driven decisions to better manage and mitigate risk in the portfolio not only through typical historical analysis, but also through the use of prospective trends and analytics to identify any emerging risks. We also run regular stress tests during our comprehensive credit reviews.

Additionally, our bankers remain in close contact with our clients to understand the challenges and headwinds they face, enabling us to proactively identify signs of stress resulting from ongoing elevated inflation, rising interest rates and the labor, supply chain and energy-related issues affecting a broad range of industries and markets. These factors are carefully analyzed and addressed during underwriting as macroeconomic and market-specific conditions continue to evolve, with our core credit philosophy remaining front and center.

Further mitigating risk and supporting our growth strategy is the geographic diversity of our footprint. Our presence in seven states and the District of Columbia provides FNB with access to high-growth metropolitan areas and a variety of meaningful opportunities so we can meet our growth objectives while still adhering to our conservative underwriting standards.

Even with our conservative underwriting culture, FNB recognizes the importance of maintaining adequate allowance for credit losses to total loans, often referred to as the reserve coverage ratio, which measures a bank's ability to absorb loan losses that may result from unexpected events. FNB's ratio of 1.33% surpasses the peer median. We also buffer against loan losses by maintaining appropriate levels of capital, which are measured through two well-known metrics: common tier 1 equity (CET1) and tangible common equity to tangible assets (TCE Ratio). Both of these capital ratios ended the year similar to or above the peer median. These strong capital ratios and reserve coverage, paired with diligent efforts in our loan underwriting and risk analysis, enable FNB to enter 2023 prepared to navigate a wide range of economic scenarios.



4Q22 CET1 Ratio[2]

FNB	Peer Median
9.8	10.1

4Q22 TCE Ratio[1]

FNB	Peer Median
7.24	6.84

4Q22 ACL / Loan Ratio

FNB	Peer Median
1.33	1.07

(1) A non-GAAP measure
(2) Estimate for 4Q22

Leveraging Our Digital Investments

FNB's continual investments in digital technology provide another tool for enhancing the customer experience, which is achieved through a two-pronged approach incorporating our Clicks-to-Bricks initiative and our advanced data infrastructure and analytics.

As mentioned earlier, Clicks-to-Bricks is FNB's omnichannel strategy that uses digital and traditional physical (branch and ATM) channels to serve FNB's stakeholders. In addition to customers having mobile and online access, we have supplemented all FNB branches with new digital eStore kiosks to enhance the consultative environment we provide. The fully interactive design empowers customers with intuitive digital access to FNB's full range of products and services.

FNB's Holistic Data Strategy



Closing

Employees are the heart of our organization, and their continued hard work and engagement are what enable us to fulfill our commitment to serve our stakeholders, benefit our communities and deliver greater shareholder value.

FNB's favorably positioned balance sheet, a strong capital and reserve position, consistent underwriting standards and ongoing investments in our digital strategy led to a very successful 2022 and remain critical as we prepare our Company for the year ahead.

On behalf of the Board of Directors and the executive management team, I would like to conclude this record of significant achievement by thanking our shareholders for your continued support of F.N.B. Corporation. We value the trust that is placed in our institution and take seriously our responsibility to act in your best interests — and we are proud to invite you to join us on our journey to change the course of banking, now and into the future.

As we pursue peer-leading performance metrics outlined in each of these areas in 2023, our future focus will continue to be on achieving results that produce long-term, sustainable shareholder value.



Vincent J. Delie, Jr.
Chairman, President & CEO
F.N.B. Corporation
First National Bank

Stated Strategic Objectives and Accomplishments

Our overall goal is to generate shareholder value and drive long-term results. To best accomplish this, executive management has focused on a number of financial goals and objectives. The following are a few of the significant highlights of our results from the past year:

- **$43.7 billion** in total assets
- **$5.3 billion** growth in total loans
- **Record $35 billion** in total deposits, with 34 percent of deposits in non-interest-bearing accounts
- **Top five deposit market share position** in nearly half of the MSAs where we operate
- **Record operating EPS of $1.40**
- **Record $1.4 billion** in revenue
- **Record $495 million** in operating net income available to common stockholders
- **Record $1.1 billion** in net interest income
- **Record 52.1 percent** efficiency ratio for the full year
- **$9 million** of cost savings in 2022 and a cumulative cost save of **$66 million** over the last four years
- **More than $220 million** of capital returned to shareholders
- **17.5 percent** full-year operating ROATCE
- **Record $5.7 billion total shareholders' equity** providing flexibility with a 9.8 percent CET1 ratio
- **Net charge-offs** to average total loans at **0.06 percent** with a top quartile reserve position of **1.33 percent**
- **More than 104 percent** growth in eStore engagement
- **Two acquisitions** successfully completed (Howard and Union)
- **Achieved approximately 50 total awards** as a leading workplace, including multiple national and regional honors in 2022

FINANCIAL HIGHLIGHTS

Year ended December 31 *(Dollars in millions, except per share data)*



F.N.B. Corporation

For the Year	2022	2021	2020	2019	2018
Total revenue	$1,443	$1,237	$1,216	$1,211	$1,208
Non-interest expense	826	733	750	696	695
Net income	439	405	286	387	373
Net income available to common stockholders	431	397	278	379	365
Operating net income available to common stockholders (non-GAAP)(1)	495	400	314	386	367
Per Common Share					
Net income – diluted	$1.22	$1.23	$0.85	$1.16	$1.12
Operating net income – diluted (non-GAAP)(1)	1.40	1.24	0.96	1.18	1.13
Cash dividends declared	0.48	0.48	0.48	0.48	0.48
Tangible book value (non-GAAP)(1)	8.27	8.59	7.88	7.53	6.68
Average share price	12.52	12.04	8.46	11.65	13.13
Financial Ratios					
Return on average assets	1.05%	1.05%	0.78%	1.14%	1.16%
Return on average tangible assets (non-GAAP)(1)	1.14	1.14	0.87	1.26	1.29
Return on average equity	8.02	8.04	5.83	8.14	8.30
Return on average tangible common equity (non-GAAP)(1)	15.31	15.53	11.66	16.84	18.41
Net interest margin (FTE) (non-GAAP)(1) (2)	3.03	2.68	2.91	3.17	3.39
Efficiency ratio (FTE) (non-GAAP)(1) (2)	52.15	57.23	56.13	54.51	54.82
Tangible common equity/Tangible assets (non-GAAP)(1)	7.24	7.36	7.24	7.58	7.05
Common equity tier 1 risk-based capital ratio	9.82	9.92	9.84	9.40	9.19
Tier 1 risk-based capital ratio	10.13	10.29	10.24	9.79	9.62
Total risk-based capital ratio	12.06	12.18	12.33	11.81	11.54
Leverage ratio	8.64	7.99	7.83	8.20	7.87
Dividend payout ratio (common)	39.54	39.20	56.45	41.45	42.96
At December 31					
Total assets	$43,725	$39,513	$37,354	$34,615	$33,102
Earning assets	38,972	35,309	32,958	30,096	28,808
Loans and leases	30,255	24,968	25,459	23,289	22,153
Allowance for credit losses	402	344	363	196	180
Deposits	34,770	31,726	29,122	24,786	23,455
Total stockholders' equity	5,653	5,150	4,959	4,883	4,608
Common shares outstanding (thousands)	360,470	318,933	321,630	325,015	324,315

(1) To supplement our consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP financial measures to provide information useful in understanding our operating performance and trends and to facilitate comparisons with the performance of our peers. These non-GAAP financial measures should be viewed as supplemental in nature, and not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Non-GAAP financial measures in this Annual Report, including reconciliations to the most directly comparable GAAP financial measures, should be reviewed in conjunction with our corresponding GAAP financial measures disclosed in our 2022 Form 10-K filing as well as other periodic filings with the SEC and on our website at www.fnbcorporation.com.

(2) Fully taxable equivalent basis, adjusted for tax-favored status of income from certain loans and investments.

2022

ANNUAL | REPORT

FORM 10-K



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022

☐ **Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 001-31940

F.N.B. CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania	25-1255406
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One North Shore Center, 12 Federal Street, Pittsburgh, PA	**15212**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: <u>800-555-5455</u>

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock, par value $0.01 per share	**FNB**	**New York Stock Exchange**
Depositary Shares each representing 1/40th interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	**FNBPrE**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2022, determined using a per share closing price on that date of $10.86, as quoted on the New York Stock Exchange, was $3,688,102,975.

As of January 31, 2023, the registrant had outstanding 360,630,407 shares of common stock.

<u>DOCUMENTS INCORPORATED BY REFERENCE</u>

Portions of F.N.B. Corporation's definitive proxy statement to be filed pursuant to Regulation 14A for the Annual Meeting of Stockholders to be held on May 10, 2023 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14, of this Annual Report on Form 10-K. F.N.B. Corporation will file its definitive proxy statement with the Securities and Exchange Commission on or before March 24, 2023.

INDEX

Glossary of Acronyms and Terms

Acronym	Description	Acronym	Description
ACL	Allowance for credit losses	FVO	Fair value option
AFS	Available for sale	GAAP	U.S. generally accepted accounting principles
ALCO	Asset/Liability Committee	GLB Act	Gramm-Leach Bliley Act of 1999
AOCI	Accumulated other comprehensive income	GSE	Government-sponsored entity
ARRC	Alternative Reference Rates Committee	HTM	Held to maturity
ASC	Accounting Standards Codification	Howard	Howard Bancorp, Inc.
ASU	Accounting Standards Update	HUD	Department of Housing and Urban Development
AULC	Allowance for unfunded loan commitments	IDI	Insured depository institution
BOLI	Bank owned life insurance	IRLC	Interest rate lock commitment
Basel III	Basel III Capital Rules	LCR	Liquidity Coverage Ratio
BHC Act	Bank Holding Company Act of 1956, as amended	LGD	Loss given default
CECL	Current expected credit losses	LIBOR	London Inter-bank Offered Rate
CET1	Common equity tier 1	LIHTC	Low income housing tax credit
CFPB	Consumer Financial Protection Bureau	MCH	Months of Cash on Hand
COVID-19	Novel coronavirus disease of 2019	MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
CRA	Community Reinvestment Act of 1977	MSA	Mortgage servicing asset
DIF	Deposit Insurance Fund	MSRs	Mortgage servicing rights
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	NYSE	New York Stock Exchange
DOJ	U.S. Department of Justice	OCI	Other comprehensive income
DTA	Deferred tax asset	OCC	Office of the Comptroller of the Currency
DTL	Deferred tax liability	OREO	Other real estate owned
Economic Growth Act	Economic Growth, Regulatory Relief and Consumer Protection Act	PCD	Purchase credit deteriorated
ERISA	Employee Retirement Income Security Act of 1974	Penn-Ohio	Penn-Ohio Life Insurance Company
EVE	Economic value of equity	PPP	Paycheck Protection Program
FASB	Financial Accounting Standards Board	RESPA	Real Estate Settlement Procedures Act
FCA	United Kingdom's Financial Conduct Authority	RRR	Reference rate reform
FDI Act	Federal Deposit Insurance Act	R&S	Reasonable and Supportable
FDIC	Federal Deposit Insurance Corporation	SBA	Small Business Administration
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991	SBIC	Small Business Investment Company
FHLB	Federal Home Loan Bank	SEC	Securities and Exchange Commission
FICO	Fair Isaac Corporation	SOFR	Secured Overnight Financing Rate
FINRA	Financial Industry Regulatory Authority	SOX	Sarbanes-Oxley Act of 2002
FNB	F.N.B. Corporation	TCJA	Tax Cuts and Jobs Act of 2017
FNBIA	F.N.B. Investment Advisors, Inc.	TDR	Troubled debt restructuring
FNBPA	First National Bank of Pennsylvania	TILA	Truth in Lending Act
FNIA	First National Insurance Agency, LLC	TPS	Trust preferred securities
FNTC	First National Trust Company	Union	UB Bancorp
FOMC	Federal Open Market Committee	U.S.	United States of America
FSOC	Financial Stability Oversight Council	UST	U.S. Department of the Treasury
FRB	Board of Governors of the Federal Reserve System	VIE	Variable interest entity
FTE	Fully taxable equivalent		

PART I

Forward-Looking Statements: From time to time F.N.B. Corporation has made and may continue to make written or oral forward-looking statements with respect to our outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business operations or performance. This Annual Report on Form 10-K (the Report) also includes forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information in Item 7 of this Report.

The terms "FNB," "the Corporation," "we," "us" and "our" throughout this Report mean F.N.B. Corporation and its subsidiaries, when appropriate.

ITEM 1.   BUSINESS

Overview

We are a Pennsylvania corporation, a bank holding company and a financial holding company. We are incorporated under the laws of the Commonwealth of Pennsylvania, and through our subsidiaries, we have been in business since 1864. Our headquarters is located at 12 Federal Street, Pittsburgh, Pennsylvania 15212. As a diversified financial services holding company, FNB, through our subsidiaries, provides a full range of financial services, principally to consumers, corporations, governments and small- to medium-sized businesses in our market areas through our subsidiary network, which is led by our largest subsidiary, FNBPA. Our business strategy focuses primarily on providing quality, consumer- and commercial-based financial services adapted to the needs of each of the markets we serve. We seek to maintain our community orientation by providing local management with certain autonomy in decision making, enabling them to respond to customer requests more quickly and to concentrate on transactions within their market areas. We seek to preserve some decision making at a local level, however, we have centralized legal, loan review, credit underwriting, accounting, investment, audit, loan operations, deposit operations and data processing functions. The centralization of these processes enables us to maintain consistent quality of these functions and to achieve certain economies of scale.

As of December 31, 2022, we have three reportable business segments: Community Banking, Wealth Management and Insurance, with the remaining operations described in *Other*. As of December 31, 2022, we have 348 Community Banking branches in Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington, D.C. and Virginia.

As of December 31, 2022, we had total assets of $44 billion, loans of $30 billion and deposits of $35 billion. See Item 7, MD&A, and Item 8, "Financial Statements and Supplementary Data," of this Report.

Mergers and Acquisitions

Howard Bancorp, Inc.

On January 22, 2022, we completed our acquisition of Howard Bancorp, Inc., a bank holding company headquartered in Baltimore City, Maryland, and its bank subsidiary Howard Bank. The acquisition enhanced our presence in the Mid-Atlantic Region. Additionally, cost savings, efficiencies and other benefits were realized from the combined operations.

UB Bancorp

On December 9, 2022, we completed our acquisition of UB Bancorp, a bank holding company based in Greenville, North Carolina, and its bank subsidiary, Union Bank. This acquisition further increases our presence in North Carolina and adds low-cost granular deposits which continue to be valuable in the current economic environment.

For more detailed information concerning these acquisitions, see Note 3, "Mergers and Acquisitions" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Internet Information

Our website is at http://www.fnb-online.com and information regarding FNB and investor relations is located under the heading "About Us." We use our website to distribute company information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We generally post and make accessible before or promptly following the first time we use financially-related press releases, including earnings releases and supplemental financial information, various SEC filings, including annual, quarterly and current reports and proxy statements, presentation materials associated with earnings and other investor calls or events on our corporate website. Under some circumstances, the information may be relevant to investors but be directed to customers, in which case it may be accessed directly through our website's home page rather than "About Us-Investor Information." Investors should monitor the Investor Relations portion of our website, in addition to following our press releases, SEC filings, public conference calls and webcasts. For earnings and other conference calls or events, we generally include in our posted materials a cautionary statement regarding forward-looking and non-GAAP financial information, and we provide GAAP reconciliations when we provide non-GAAP financial information. Such GAAP reconciliations may be in materials for the applicable presentations, in materials for prior presentations or in our annual, quarterly or current reports.

Securities and Exchange Commission Reports and Corporate Governance Information

We are subject to the informational requirements of the Securities Exchange Act of 1934 (Exchange Act) and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements, and other information with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on the "About Us" portion of our website under the heading Investor Information (accessible by clicking on the SEC Filings link) as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC and at the SEC's website, www.sec.gov. Notwithstanding the foregoing, the information contained on our website as referenced in this paragraph is not incorporated by reference into this Annual Report on Form 10-K. Also, under the "About Us" portion of our website under the heading Investors you may click on Corporate Governance to view the following: (i) our Code of Conduct and Code of Ethics; (ii) our Corporate Governance Guidelines; (iii) the charter of each active committee of our Board of Directors; and (iv) Policy With Respect to Related Persons Transactions. We also intend to disclose any amendments to our Code of Conduct and waivers of our Code of Conduct required to be disclosed by the rules of the SEC and the NYSE on the Investor Information portion of our website. All of these corporate governance materials are also available free of charge in print to shareholders who request them in writing to: F.N.B. Corporation, Attention: Office of the Corporate Secretary, 12 Federal Street, 5th Floor, Pittsburgh, Pennsylvania, 15212.

Our registered investment adviser subsidiary is subject to the Investment Advisers Act of 1940 and related rules and regulations promulgated by the SEC. Our investment adviser subsidiary is also subject to additional regulation by states or local jurisdictions. The SEC has active enforcement functions that oversee investment advisers and can bring actions that result in fines, restitution, a limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. Certain types of infractions and violations also can affect our ability to expeditiously issue new securities into the capital markets.

Business Segments

In addition to the following information relating to our business segments, more detailed information is contained in Note 25, "Business Segments" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. As of December 31, 2022, FNB had three business segments, with the largest being the Community Banking segment consisting of a regional community bank. The Wealth Management segment consists of a federally chartered trust company, a registered investment advisor and a subsidiary that offers broker-dealer services through a third-party networking arrangement with a non-affiliated licensed broker-dealer entity. The Insurance segment consists of an insurance agency and a reinsurer.

Community Banking

Our Community Banking segment consists of FNBPA, which offers commercial and consumer banking services. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, business credit, capital markets and lease financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Additionally, Bank Capital Services, LLC, a subsidiary of FNBPA, offers commercial loans and leases to customers in need of new or used equipment. As of December 31, 2022, our Community Banking segment operated in seven states and the District of Columbia. Our branch network spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

The goals of the Community Banking segment are to generate high-quality, profitable revenue growth through increased business with our current customers, attract new customer relationships through FNBPA's current branches and expand into new and existing markets through de novo branch openings and the establishment of loan production offices. We consider the

Community Banking segment an important source of revenue opportunity through the cross-selling of products and services offered by our other business segments.

The lending philosophy of the Community Banking segment is to establish high-quality customer relationships, while minimizing credit losses by following strict credit approval standards (which include independent analysis of realizable collateral value), diversifying our loan portfolio by industry, geography, product and borrower, and conducting ongoing review and management of the loan portfolio. Commercial loans are generally made to established businesses within the geographic market areas served by the Community Banking segment.

The Community Banking segment maintains formal policies which establish underwriting standards and processes. Our commercial loan policy requires, among other things, that commercial loans be underwritten to document the borrower's financial capacity to support the cash flow required to repay the loan. The commercial loan policy also contains additional guidelines and requirements applicable to specific loan products or lines of business. Consumer loan products are designed to meet the diverse credit needs of consumers in our markets for personal and household purposes. Our consumer loan policies and procedures require prospective borrowers to provide appropriate and accurate financial information that will assist our loan underwriting personnel in making credit decisions. Specific information requirements vary based on loan type, risk profile and secondary investor requirements where applicable.

No material portion of the loans or deposits of the Community Banking segment has been obtained from a single customer or small group of customers, and the loss of any one customer's loans or deposits or a small group of customers' loans or deposits by the Community Banking segment would not have a material adverse effect on the Community Banking segment or on FNB. The substantial majority of the loans and deposits have been generated within the geographic market areas in which the Community Banking segment operates.

Wealth Management

Our Wealth Management segment delivers wealth management services to individuals, corporations and retirement funds, as well as existing customers of the Community Banking segment, located primarily within our geographic markets.

Our Wealth Management operations are conducted through three subsidiaries of FNBPA. FNTC provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of December 31, 2022, the fair value of trust assets under management was approximately $7.8 billion. FNTC is required to maintain certain minimum capitalization levels in accordance with regulatory requirements. FNTC periodically measures its capital position to ensure all minimum capitalization levels are maintained.

Our Wealth Management segment also includes two other subsidiaries. First National Investment Services Company, LLC offers a broad array of investment products and services for customers of the Wealth Management segment through a networking relationship with a third-party licensed brokerage firm. FNBIA, an investment advisor registered with the SEC, offers customers of the Wealth Management segment comprehensive investment programs featuring mutual funds, annuities, stocks and bonds.

No material portion of the business of the Wealth Management segment has been obtained from a single customer or small group of customers, and the loss of any one customer's business or the business of a small group of customers by the Wealth Management segment would not have a material adverse effect on the Wealth Management segment or on FNB.

Insurance

Our Insurance segment operates principally through FNIA, which is a subsidiary of FNB. FNIA is a full-service insurance brokerage agency offering numerous lines of commercial and personal insurance through major carriers to businesses and individuals primarily within FNB's geographic markets. The goal of FNIA is to grow revenue through cross-selling to existing clients of the Community Banking segment and to gain new clients through its own channels.

Our Insurance segment also includes a reinsurance subsidiary, Penn-Ohio. Penn-Ohio is not actively underwriting new policies. Additionally, FNBPA owns a direct subsidiary, First National Corporation, which offers title insurance products.

No material portion of the business of the Insurance segment has been obtained from a single customer or small group of customers, and the loss of any one customer's business or the business of a small group of customers by the Insurance segment would not have a material adverse effect on the Insurance segment or on FNB.

Other

We also operate other non-banking subsidiaries which are not considered to be reportable segments of FNB. F.N.B. Capital Corporation, LLC (FNBCC) was formed as a merchant banking subsidiary to offer mezzanine financing options for small- to medium-sized businesses that need financial assistance beyond the parameters of typical commercial bank lending products. FNBCC has a 21.9% funding commitment in Tecum Capital Partners, L.P. (formerly known as F.N.B. Capital Partners, L.P.) (Tecum), a SBIC licensed by the U.S. SBA. Tecum is not an affiliate or a subsidiary of FNB. Waubank Securities LLC is a limited broker-dealer subsidiary which passively participates in corporate and municipal underwritings. We have three companies that issued TPS to third-party investors: F.N.B. Statutory Trust II, Yadkin Valley Statutory Trust I and FNB Financial Services Capital Trust I, the last two of which were assumed in an acquisition. FNB Financial Services, Inc. and FNB Consumer Financial Services, Inc. are subsidiaries of FNB and are the general partner and limited partner, respectively, of FNB Financial Services, LP, a company established to issue, administer and repay subordinated notes. The proceeds received from these subordinated note issuances are a general funding source for FNB. Certain financial information concerning these subsidiaries, along with the parent company and intercompany eliminations, are included in the "Parent and Other" category in Note 25, "Business Segments" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Market Area and Competition

We operate in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

We compete for loans, deposits and financial services business with a large number of bank and non-bank financial institutions and other lenders engaged in the business of extending credit, including financial technology companies and marketplace lenders. Competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions, insurance companies and other financial services companies. The most direct competition for deposits comes from commercial banks, savings banks and credit unions. Competition for deposits comes from non-depository competitors such as financial technology companies, mutual funds, securities and brokerage firms and insurance companies. In providing wealth and asset management services, as well as insurance brokerage services, our subsidiaries compete with many other financial services firms, brokerage firms, mutual fund complexes, investment management firms, trust and fiduciary service providers and insurance agencies. Competition for loans and deposits depends on a number of factors, including, among others, customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits and lending limits. Also, our ability to continue to compete effectively depends in large part on retaining and motivating our employees and attracting new employees, while effectively managing compensation and other expenses, especially given recent inflationary wage pressures.

The ability to deploy and use technology effectively is an important competitive factor in the financial services industry. Technology is not only important with respect to the delivery of financial services, risk management, regulatory compliance and security of customer information, but also in processing information. FNB and each of our subsidiaries must continually make technological investments to remain competitive in the financial services industry. FNBPA has executed several initiatives that have integrated and streamlined its physical branch and e-delivery channels.

Human Capital

We are committed to the attraction, retention, and development of exceptional talent, including building a diverse workforce that reflects different cultures, ethnicities and backgrounds and which fosters creativity, innovation and overall success. We employ several strategies to provide our workforce with a safe environment that helps to identify, promote and grow future leaders, which has contributed to our recognition as a top workplace evidenced by our receipt of approximately 50 workplace awards. For two straight years, 2021 and 2022, Energage, an independent research firm, based on employee feedback, named FNB a Top Workplace, USA, including recognition as a national Top Workplace U.S.A. in the financial services industry. In addition, we have repeatedly been named to JUST Capital's select annual list of companies engaged in business behavior that matters, based, in part, on an assessment of our employee practices relative to income inequality, racial equity and employee opportunity. As of January 31, 2023, FNB and our subsidiaries had 3,916 full-time and 274 part-time employees.

Recruitment. We are committed to building a diverse and inclusive workforce and have found great success cultivating and fostering mutually beneficial partnerships with job and recruiting centers, colleges and universities, including historically black colleges and universities, and diversity-focused organizations that help us to identify and attract diverse candidates. In addition to posting positions with these organizations, all members of our talent acquisition team hold the designation of Certified Diversity Recruiter, and our leaders participate in events hosted by these partners to further our brand as an employer of choice.

Employee Development. We focus resources on programs to develop leaders and promote internal advancement within the organization. This includes a mentor program, succession planning and leadership programs, administered by our dedicated training department team to further develop the talent that our recruitment efforts have attracted. In addition, we offer tuition reimbursement for employees seeking post-secondary education, including college and graduate school.

Diversity. We have a Manager of Diversity and Inclusion, possessing over 20 years of professional experience, and an active Diversity Council engaged in proactive-leadership and strategies and initiatives to promote diversity, equity and inclusion in our culture that supports our mission to build a workforce in which all employees can learn, grow and prosper. Our Manager of Diversity and Inclusion and the Diversity Council work with our leadership to support both corporate and employee initiatives promoting an inclusive culture and workplace environment that attracts, retains and develops the best talent from a broad spectrum to create a diverse, highly productive workforce, throughout our organization. The membership composition of the Diversity Council reflects the diversity within our organization. In addition, the membership represents every region in the organization, and various lines of business and position levels.

Engagement. We regularly seek feedback from our employees and in 2022 participated in several regional Top Workplace surveys. Our scores in the overall engagement focus area continue to help us achieve external recognition as an employer of choice.

Compensation. Our compensation philosophy is to create a program that supports our mission and values. The compensation program is a management tool that, when aligned with an effective communication plan, is designed to support, reinforce, and align our values, business strategy, operational and financial needs with our strategic goals.

We believe that compensation programs, through competitive base salary, short-term incentive plans, and long-term incentive plans, are essential for encouraging the behavior to set performance expectations, improving service quality and productivity, and recognizing contributions to our success, while also avoiding incentivizing undue risk to our financial condition.

Our executive compensation program is overseen by the Compensation Committee of our Board of Directors, in collaboration with a leading independent compensation advisory firm. In addition, the oversight and review of our company-wide compensation philosophy and programs are conducted by the Management Compensation Committee, in consultation with our Board of Directors. This team, chaired by FNB's Chairman, President and Chief Executive Officer, regularly meets to promote compensation programs that are fair and equitable, to achieve a performance-driven work culture that generates company growth and to reward employees for focusing on customer needs, while avoiding inappropriate conduct regarding our clients, and demonstrating appropriate risk management behaviors.

Values & Training. We strive to maintain sound financial practices and governance processes through a commitment to ethical behavior, a solid reputation and a firm record of compliance and stability that these strengths create, both within our Corporation and for our customers. Employees complete quarterly and annual job specific training, including regulatory and compliance requirements and ethical standards, to maintain and increase knowledge of standards required of the financial services industry. Additionally, we provide employees various avenues to confidentially and anonymously report unethical behavior without repercussions to them, such as FNB's Ethics Hotline. We encourage employees to report any issues that could result in financial or reputational harm to us.

Wellness. Our commitment to the personal and professional well-being of each employee extends beyond a competitive compensation and benefits package. Innovative employee-friendly programs and policies designed to help team members maintain a healthy, meaningful work/life balance by providing resources to support mental, physical and financial health are offered and regularly expanded. This includes parental and caregiver leave, monetary contributions to employee Health Savings Accounts, adoption assistance and back-up child-care programs built to provide employees with the financial support and time away from work that they need to focus on their new family members.

Safety. Employee and customer safety remain paramount concerns for us. Employee safety and support were key pillars to our response to the pandemic, and have continued to be a focus in how we have built organizational and regional response teams that can help address any risks that may arise on a local level or across the organization.

Government Supervision and Regulation

The following summary sets forth certain material elements of the regulatory framework applicable to FNB, FNBPA and our subsidiaries and affiliates. The financial services industry is subject to extensive regulatory oversight and, in particular, bank holding companies, banks and their affiliates (depending upon charter and business activities) are subject to supervision, regulation and examination by the FRB, OCC, FDIC, CFPB, SEC, FINRA and various state regulatory agencies. The statutory and regulatory framework that governs FNB and our affiliates is generally intended to protect depositors and customers, the federal DIF, the U.S. banking and financial system, and financial markets as a whole; however, this framework is not specifically for the protection of stockholders. Significant elements of the laws and regulations applicable to FNB and our affiliates are described in this section. To the extent that the following information describes statutory and regulatory provisions or governmental policies, such descriptions are qualified in their entirety by reference to the full text of the statutes, regulations and policies referenced herein. In addition, certain of FNB's public disclosure, internal control environment, risk and capital management and corporate governance principles are subject to SOX, the Dodd-Frank Act, as modified by the 2018 Economic Growth Act, and related regulations and rules of the SEC under the Securities Act of 1933, as amended, and the Exchange Act. Also, FNB is subject to the rules of the NYSE for listed companies.

Political, economic, and industry events and other factors may influence changes to the banking laws, regulations and policies by the U.S. Congress, state legislatures and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance, which sometimes materially changes regulatory expectations. Any change in the statutes, regulations or regulatory policies applicable to us, including changes in their interpretation, expectations or implementation, could have a material effect on our business or organization.

Both the scope of the laws and regulations, as well as expectations regarding risk management, and the intensity of the supervision to which we are subject have increased in recent years in response to the financial crisis, as well as other factors such as technological and market changes. Regulatory enforcement and fines have also significantly increased across the banking and financial services sector. Many of these changes have occurred as a result of the enactment of the Dodd-Frank Act and adoption of implementing regulations, most of which are now in place.

The OCC regulations implemented under the Economic Growth Act raised the minimum asset threshold for covered banks to conduct stress tests from $10 billion to $250 billion. This resulted in FNB and FNBPA no longer being subject to Dodd-Frank Act stress testing requirements, however we continue to voluntarily perform capital stress testing consistent with the safety and soundness expectations of our banking regulators.

The Economic Growth Act also enacted several important changes in some compliance areas, for which the banking agencies have issued guidance documents and implementing regulations, including:

- Prohibiting the federal banking regulators from imposing higher capital standards on high volatility commercial real estate exposures (HVCRE) unless they are for acquisition, development or construction (ADC) loans, and clarifying ADC status;

- Requiring the federal banking regulators to amend the LCR Rule such that all qualifying investment-grade, liquid and readily-marketable municipal securities are treated as level 2B liquid assets, making them more attractive investment alternatives;

- Exempting from appraisal requirements certain transactions involving real property in rural areas and valued at less than $400,000; and

- Directing the CFPB to provide guidance on the applicability of the TILA-RESPA Integrated Disclosure rule to mortgage assumption transactions and construction-to-permanent home loans, as well as the extent to which lenders can rely on model disclosures that do not reflect recent regulatory changes. (See discussion under Risk Factors - caption *"We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry"*).

General

FNB is a legal entity separate and distinct from our subsidiaries. FNB is regulated as a bank holding company under the BHC Act, as amended, which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. FNB elected to become a financial holding company under the BHC Act and, as such, may engage in a broader range of financial and related activities than a bank holding company. The ability to elect and maintain status as a financial holding company is subject to certain conditions. As a financial holding company and a bank holding company, FNB is regulated under the BHC Act, as amended, and is subject to regulation, inspection, examination and supervision by the FRB.

Under the BHC Act, the FRB is the "umbrella" regulator of a financial holding company. In addition, a financial holding company's operating entities, including its subsidiary broker-dealers, investment managers, investment advisory companies, insurance companies and banks, as applicable, are subject to the jurisdiction of various federal and state "functional" regulators and self-regulatory organizations, such as FINRA.

Our subsidiary bank, FNBPA, and FNBPA's subsidiary trust company, FNTC, are organized as national banking associations, which are subject to regulation, supervision and examination by the OCC, which is a bureau of the UST. FNBPA is also subject to certain regulatory requirements of the CFPB, the FDIC, the FRB and other federal and state regulatory agencies, including but not limited to, requirements to maintain reserves against deposits, capital requirements, limitations regarding dividends, restrictions on the types and amounts of loans that may be granted and the interest that may be charged on loans, affiliate transactions, CRA, consumer compliance and anti-discrimination laws and unfair, deceptive or abusive acts and practices prohibitions, monitoring obligations under the federal bank secrecy act and anti-money laundering requirements, limitations on the types of investments that may be made, cybersecurity and consumer privacy requirements, activities that may be engaged in and types of services that may be offered. In addition to supervision, regulation and enforcement of federal banking laws, and regulations by the federal bank regulatory agencies, FNB and our subsidiaries are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of FNB and our ability to make distributions to our stockholders. If we fail to comply with these or other applicable laws and regulations, we may be subject to civil monetary penalties, imposition of cease and desist orders or other written directives, removal of management and, in certain cases, criminal penalties imposed by our regulators.

Pursuant to the GLB Act, bank holding companies such as FNB that have qualified as financial holding companies because they are "well-capitalized" and "well managed" have broad authority to engage in activities that are financial in nature or incidental to such financial activity, including insurance underwriting and brokerage, merchant banking, securities underwriting, dealing and market-making; and such additional activities as the FRB in consultation with the Secretary of the UST determines to be financial in nature, incidental thereto or complementary to a financial activity. As a result of the GLB Act, a bank holding company may engage in those activities directly or through subsidiaries by qualifying as a "financial holding company." As a financial holding company, FNB may engage directly or indirectly in activities considered financial in nature, either de novo or by acquisition, provided that FNB continues such status and gives the FRB after-the-fact notice of the new activities. The GLB Act also permits national banks, such as FNBPA, to engage in activities considered financial in nature through a financial subsidiary, subject to certain conditions and limitations and with the approval of the OCC (see discussion under the caption *"Financial Holding Company Status and Activities"*).

As a regulated financial holding company, FNB's relationships and good standing with our regulators are of fundamental importance to the continuation and growth of our businesses. The FRB, OCC, FDIC, CFPB and SEC have broad enforcement powers and authority to approve, deny or refuse to act upon applications or notices of FNB or our subsidiaries to open new or close existing offices, conduct new activities, acquire or divest businesses or assets or reconfigure existing operations. In addition, FNB, FNBPA, FNTC and other affiliates are subject to examination by various federal and state regulators, which involves periodic examinations and supervisory inquiries, the results of which are not publicly available and can impact the conduct and growth of our businesses. These examinations consider not only safety and soundness principles, but also compliance with applicable laws and regulations, including anti-money laundering requirements, loan quality and administration, capital levels, asset quality and risk management ability and performance, earnings, liquidity, consumer compliance, anti-discrimination laws, unfair, deceptive or abusive acts and practices prohibitions, community reinvestment, cybersecurity and consumer privacy requirements, and various other factors. The federal banking regulators' interagency Guidelines for Establishing Standards for Safety and Soundness set forth compliance considerations and guidance with respect to the following operations of banking organizations: (1) internal controls and information systems; (2) internal audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate exposure; (6) asset growth; (7) executive compensation, fees and benefits; (8) asset quality; and (9) earnings. Significant adverse safety and soundness findings or violations of laws or regulations by any of FNB's federal bank regulators could potentially result in the imposition of significant fines, penalties, reimbursements, enforcement actions and compliance plans as well as limitations and prohibitions on the activities and growth of FNB and our subsidiaries.

There are numerous laws, regulations and rules governing the activities of financial institutions - including non-bank financial institutions, such as financial technology companies and marketplace lenders, which provide products and services comparable to banking organizations, including - financial holding companies and bank holding companies. The following discussion is general in nature and seeks to highlight some of the more significant of these regulatory requirements, but does not purport to be complete or to describe all of the laws and regulations that apply to us and our subsidiaries.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

The Dodd-Frank Act continues to have a broad impact on the financial services industry by imposing significant regulatory and compliance requirements including, among other things:

- enhanced authority over troubled and failing banks and their holding companies;

- increased capital and liquidity requirements;

- increased regulatory examination fees;

- increased assessments banks must pay the FDIC for federal deposit insurance; and

- specific provisions designed to improve supervision and oversight of bank safety and soundness and consumer practices, by imposing restrictions and limitations on the scope and type of banking and financial activities.

In addition, the Dodd-Frank Act established a new framework for systemic risk oversight within the financial system that is enforced by new and existing federal regulatory agencies and authorities, including the FSOC, FRB, OCC, FDIC and CFPB. The following description briefly summarizes certain impacts of the Dodd-Frank Act on the operations and activities, both currently and prospectively, of FNB, FNBPA, and our subsidiaries and affiliates.

Deposit Insurance. The Dodd-Frank Act established a $250,000 deposit insurance limit for insured deposits. Amendments to the FDI Act also revised the assessment base against which an IDI's deposit insurance premiums paid to the FDIC's DIF are calculated. Under the amendments, the FDIC assessment base is no longer the institution's deposit base, but rather its average consolidated total assets less its average tangible equity. The Dodd-Frank Act requires a phase-in of the minimum designated reserve ratio for the DIF, increasing it from 1.15% to 1.35% of the estimated amount of total insured deposits which was achieved as of the third quarter of 2018. FDIC regulations provide that, among other things, upon reaching the minimum, surcharges on IDIs with total consolidated assets of $10 billion or more cease. The last quarterly surcharge was reflected in FNBPA's December 2018 assessment invoice. FNBPA's assessment invoices have not included a quarterly surcharge since that time. In addition, the Dodd-Frank Act eliminated the requirement for the FDIC to pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC may pay dividends to depository institutions when the reserve ratio exceeds 1.5%, but the FDIC has sole discretion to determine whether to suspend or limit the declaration or payment of dividends from the DIF. The FDIC has set the target designated reserve ratio at 2% since 2010. Assessment rates, which declined for all banks when the reserve ratio first surpassed 1.15% in the third quarter of 2016, increased for all insurance depository institutions by 2 basis points in the first quarter of 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum of 1.35 % by the statutory deadline of September 30, 2028. Assessment rates will remain in effect unless and until the reserve ratio meets or exceeds 2%.

In addition, the TCJA disallows the deduction of FDIC deposit insurance premium payments for banking organizations with total consolidated assets of $50 billion or more. For banks with less than $50 billion in total consolidated assets, such as FNBPA, the premium deduction is phased-out based on the proportion of the bank's assets exceeding $10 billion.

Brokered Deposits. Section 29 of the FDI Act and FDIC regulations issued thereunder limit the ability of an IDI, such as FNBPA, to accept, renew or roll over brokered deposits unless the IDI is well-capitalized under the "prompt corrective action" framework described below, or unless it is adequately capitalized and obtains a waiver from the FDIC. In addition, IDIs that are less than well-capitalized are subject to restrictions on the interest rates that they may pay on deposits. The characterization of deposits as "brokered" may result in the imposition of higher deposit assessments on such deposits. As mandated by the Economic Growth Act, the FDIC adopted a final rule in February 2019 to include a limited exception for reciprocal deposits for IDIs that are well-managed and well-capitalized (or adequately capitalized and have obtained a waiver from the FDIC, as mentioned above). Under the limited exception, qualified IDIs, like FNBPA, are able to exclude from treatment as "brokered" deposits up to $5 billion or 20% of the institution's total liabilities in reciprocal deposits (which is defined as deposits received by a financial institution through a deposit placement network with the same maturity (if any) in the same aggregate amount as deposits placed by the institution in other network member banks).

On December 15, 2020, the FDIC issued a final rule amending its brokered deposit regulations. The rule sought to clarify and modernize the FDIC's regulatory framework for brokered deposits. Notable aspects of the rule include: (i) defining the operative prongs of the definition of a "deposit broker;" (ii) the identification of a number of business relationships in which the agent or nominee is automatically not deemed to be a "deposit broker" because their "primary purpose" is not the placement of funds with depository institutions; (iii) the establishment of a more transparent application process for entities that seek to rely upon the "primary purpose" exception, but do not qualify for one of the identified business relationships to which the exception is automatically applicable; and (iv) the clarification that third parties that have an exclusive deposit-placement arrangement with one IDI are not considered a "deposit broker." The final rule took effect on April 1, 2021, and full compliance was required by January 1, 2022.

Interest on Demand Deposits. Under the Dodd-Frank Act, depository institutions are permitted to pay interest on demand deposits. In accordance therewith, we pay interest on certain classes of commercial demand deposits.

Volcker Rule. Section 619 of the Dodd-Frank Act (known as the Volcker Rule) prohibits IDIs and their holding companies from engaging in proprietary trading, except under limited circumstances, and prohibits them from owning equity interests in excess of 3% of Tier 1 capital in private equity and hedge funds. The Volcker Rule regulations prohibit banking entities from (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in and relationships with hedge funds or private equity funds, which are referred to as "covered funds." The Volcker Rule regulations are intended to provide greater clarity with respect to both the extent of those primary prohibitions and of the related exemptions and exclusions. The Volcker Rule regulations also require each regulated entity to establish an internal compliance program that is consistent with the extent to which it engages in activities covered by the Volcker Rule, which must include (for the largest entities) making regular reports about those activities to the entity's regulators.

Effective January 1, 2020, the Volcker Rule regulations were amended to specify that compliance requirements are based on the amount of assets and liabilities that an IDI trades. IDIs with significant trading activities (i.e., those with $20 billion or more in trading assets and liabilities) have heightened compliance obligations. Compliance with the revised Volcker Rule regulations was required on January 1, 2021.

In July 2020, the OCC amended the Volcker Rule regulations to streamline the "covered funds" portion addressing the treatment of certain foreign funds, and permitting banking entities to offer financial services and engage in other permissible activities that do not raise concerns that the Volcker Rule was intended to address. Principally, this amendment permits banks to engage in certain low-risk fund activities that do not present the risks that the Volcker Rule was intended to address.

The Consumer Financial Protection Bureau. The CFPB's responsibility is to establish, implement and enforce laws, rules and regulations under certain federal consumer financial laws, as defined by the Dodd-Frank Act and interpreted by the CFPB, with respect to the conduct of both bank and non-bank providers of certain consumer financial products and services. The CFPB has rulemaking and enforcement authority under many of the statutes that govern products and services banks offer to consumers. The CFPB has authority to prevent unfair, deceptive or abusive acts and practices in connection with the offering of consumer financial products and services. In 2022, the CFPB has taken an increasingly aggressive approach and expanded its reach and has made it clear that the CFPB is interpreting its statutory authorities broadly to expand the CFPB's ability to pursue violations of the consumer financial and fair lending laws in consumer financial markets, including issuing guidance indicating certain bank overdraft and mortgage lending practices constitute violations of the Unfair, Deceptive or Abusive Acts or Practices statute. In addition, the Dodd-Frank Act permits states to adopt consumer protection regulations that are more stringent than the regulations promulgated by the CFPB, and state attorneys general have the authority to enforce consumer protection rules that the CFPB adopts against state-chartered institutions and against, with respect to certain non-preempted laws, national banks. Compliance with any such new regulation or other precedent established by the CFPB and/or states could reduce our revenue, increase our cost of operations and compliance, and limit, prevent, or make more costly, our ability to expand into certain products and services. Over the past several years, the CFPB has been active in bringing enforcement actions against banks and non-bank financial institutions to enforce federal consumer financial laws. Other federal financial regulatory agencies, including the OCC, as well as state attorneys general and state banking agencies and other state financial regulators also have been increasingly active in this area with respect to institutions over which they have jurisdiction. We have incurred and may in the future incur additional costs in complying with these requirements.

Debit Card Interchange Fees. The FRB, pursuant to its authority under the Dodd-Frank Act, has implemented rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion, adopting a per-transaction interchange cap base of $0.21 plus 0.05% of the transaction total (and an additional one cent to account for fraud protection costs).

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act, as implemented by Regulation W, banks are subject to restrictions that limit certain types of transactions between banks and their non-bank affiliates. In general, banks are subject to quantitative and qualitative limits on extensions of credit, purchases of assets and certain other transactions involving non-bank affiliates. Also, transactions between banks and their non-bank affiliates are required to be on arm's-length terms and consistent with safe and sound banking practices. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Sections 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" to include the borrowing or lending of securities or derivative transactions, and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained. In addition, the provisions of the Volcker Rule apply similar restrictions on transactions between a bank and any "covered fund" that the bank advises or sponsors.

Transactions with Insiders. The Dodd-Frank Act expands insider transaction limitations through the strengthening of loan restrictions to insiders and extending the types of transactions subject to the various requirements to include derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending and borrowing transactions. The Dodd-Frank Act also places restrictions on certain asset sales to and from an insider of an IDI, including requirements that such sales be on market terms and, in certain circumstances, receive the approval of the IDI's board of directors.

Enhanced Lending Limits. Federal banking law limits a national bank's ability to extend credit to one person or group of related persons to an amount that does not exceed certain thresholds. Among other things, the Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements and securities lending and borrowing transactions.

The changes resulting from the Dodd-Frank Act continue to impact our profitability, including limitations on fee income opportunities, increased compliance costs, imposition of more stringent capital, liquidity and leverage requirements that affect our business. We cannot predict what effect any newly implemented, presently contemplated or future changes in the laws or regulations or their interpretations may have on us.

Capital and Operational Requirements

The FRB, OCC and FDIC issued substantially similar risk-based and leverage capital guidelines applicable to U.S. banking organizations. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, due to its financial condition or actual or anticipated growth.

FNB, like other bank holding companies, is required to maintain CET1, tier 1 and total capital (the sum of tier 1 and tier 2 capital) equal to at least 7.00%, 8.50% and 10.50%, respectively, of our total risk-weighted assets (including various off-balance sheet items). The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in credit and market risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. At December 31, 2022, our CET1, tier 1 and total capital ratios under these guidelines were 9.82%, 10.13% and 12.06%, respectively. At December 31, 2022, we had $332.9 million of capital securities and subordinated debt that qualified as tier 2 capital.

In addition, the FRB has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum ratio of tier 1 capital to average total assets, less goodwill and certain other intangible assets (the leverage ratio), of 4.0% for bank holding companies that meet certain specified criteria, including the highest regulatory rating. The guidelines also provide that bank holding companies, depending on the types, quality and quantity of risk associated with its activities (e.g., acquisitions, internal growth), will be expected to maintain strong capital positions above the minimum supervisory levels without significant reliance on intangible assets. Our leverage ratio at December 31, 2022 was 8.64%.

Increased Capital Standards and Enhanced Supervision

The Dodd-Frank Act's regulatory capital requirements are intended to ensure that financial institutions hold sufficient capital to absorb losses during future periods of financial distress and requires the federal banking agencies to establish minimum leverage and risk-based capital requirements on a consolidated basis for IDIs, their holding companies and non-bank financial companies that have been determined to be systemically important by the FSOC.

Basel III Capital Rules

The FRB, the OCC, and the FDIC have adopted risk-based capital regulations implementing certain provisions of the Dodd-Frank Act and the Basel III framework. These regulations were initially implemented in 2013 to strengthen the components of regulatory capital, increase risk-based capital requirements, and to make selected changes to the calculation of risk-weighted assets. In general, subject to certain exceptions as discussed further below, minimum capital standards established under the risk-based capital regulations include a CET1 capital to risk-weighted assets ratio of 4.5 percent, a Tier 1 capital to risk-weighted assets ratio of 6.0 percent, a total capital to risk-weighted assets ratio of 8.0 percent, and a Tier 1 capital to adjusted average total assets leverage ratio of 4.0 percent. In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (for example, recourse obligations, direct credit substitutes and residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. CET1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as CET1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (CET1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25 percent of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the capital regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a capital conservation buffer consisting of 2.5% of CET1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations that are not subject to the capital rules' advanced approaches, such as FNB. For instance, non-advanced approaches institutions, such as FNB and FNBPA, are subject to a more simple regulatory capital treatment for MSAs, certain DTAs arising from temporary differences, investments in the capital of unconsolidated financial institutions and requirements for the amount of capital issued by a consolidated subsidiary of a banking organization and held by third parties (sometimes referred to as a minority interest) that is includable in regulatory capital.

In addition, certain general requirements of the capital regulations have been eliminated in respect of non-advanced approaches institutions, including: (i) the 10% CET1 capital deduction threshold that applies individually to MSAs, temporary difference DTAs, and significant investments in the capital of unconsolidated financial institutions in the form of common stock; (ii) the aggregate 15% CET1 capital deduction threshold that subsequently applies on a collective basis across such items; (iii) the 10% CET1 capital deduction threshold for non-significant investments in the capital of unconsolidated financial institutions; and (iv) the deduction treatment for significant investments in the capital of unconsolidated financial institutions not in the form of common stock. Accordingly, banking organizations not subject to the advanced approaches capital rule may deduct from CET1 capital any amount of MSAs, temporary difference DTAs, and investments in the capital of unconsolidated financial institutions that individually exceeds 25% of CET1 capital.

Management believes that as of December 31, 2022, FNB and FNBPA meet all capital adequacy requirements under Basel III.

The Basel Committee on Banking Supervision published the last version of the Basel III accord in 2017, generally referred to as "Basel IV." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets, which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. Leadership of the FRB, OCC, and FDIC, who are tasked with implementing Basel IV, supported the revisions. Although it is uncertain at this time, we anticipate some, if not all, of the Basel IV accord may be incorporated into the regulatory capital requirements framework applicable to FNB and FNBPA.

In August 2020, the federal banking agencies issued a final rule providing banking institutions that had adopted the CECL accounting standard in the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with its adoption of CECL on January 1, 2020, FNB elected to utilize the five-year CECL transition. In addition, the federal banking agencies continue to review bank capital requirements in light of the finalization of the Basel III framework by the Basel Committee on Banking Supervision. No proposals for any of the components of finalizing the Basel III framework has yet been published by the agencies. On September 9, 2022, the U.S. banking agencies issued a press release reaffirming "their commitment to implementing enhanced regulatory capital requirements that align with the final set of 'Basel III' standards" and stating that they "are currently developing a joint proposed rule for issuance as soon as possible."

Stress Testing

As part of the regulatory relief provided by the Economic Growth Act, the asset threshold requiring IDIs to conduct and report to their primary federal bank regulators annual company-run stress tests was raised from $10 billion to $250 billion in total consolidated assets and makes the requirement "periodic" rather than annual. The Economic Growth Act also provided that bank holding companies under $100 billion in assets were no longer subject to stress testing requirements and provided the FRB with discretion to subject bank holding companies with more than $100 billion in total assets to enhanced supervision. Notwithstanding these amendments, the federal banking agencies indicated through interagency bank regulatory guidance that the capital planning and risk management practices of institutions with total assets less than $100 billion would continue to be reviewed through the regular supervisory process. We continue to monitor and stress test our capital consistent with the safety and soundness expectations of our banking regulators.

Prompt Corrective Action

FDICIA, among other things, classifies IDIs into five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for IDIs that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital-raising requirements, restrictions on its business and a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and in certain circumstances the appointment of a conservator or receiver. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, the obligation under such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against an IDI that does not meet such standards.

The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, tier 1 risk-based capital, CET1 and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well-capitalized" institution must have a CET1 risk-based capital ratio of at least 6.5%, a tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0% and a leverage ratio of at least 5.0% and not be subject to a capital directive order. Under these guidelines, FNBPA was considered well-capitalized as of December 31, 2022.

When determining the adequacy of an IDI's capital, federal regulators must also take into consideration (a) concentrations of credit risk; (b) interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position) and (c) risks from non-traditional activities, as well as an institution's ability to manage those risks. This evaluation is made as part of the IDI's regular safety and soundness examination. In addition, any IDI with significant trading activity, must incorporate a measure for market risk in their regulatory capital calculations.

Community Reinvestment Act and Fair Lending

The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practices. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to and investments in low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each IDI subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA. In its most recent CRA examination, FNBPA received an "outstanding" rating. Furthermore, federal banking regulators take into account CRA ratings when considering acquisitions of control and new activities. FNB is one of fewer than 10 percent of banks to receive the highest possible CRA rating. The "outstanding" CRA rating reaffirms our success in fulfilling our strategic and cultural commitment to supporting traditionally underserved communities.

Fair lending laws prohibit discrimination in the provision of banking services, and the enforcement of these laws has been an increasing focus for the CFPB, HUD, and other regulators. Fair lending laws include the Equal Credit Opportunity Act (ECOA) and the Fair Housing Act, which outlaw discrimination in credit and residential real estate transactions on the basis of prohibited factors including, among others, race, color, national origin, gender, and religion. A lender may be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of applicants or borrowers. Moreover, in 2022, the CFPB issued an advisory opinion and amended its examination procedures to assert that the ECOA applies to all phases of the loan cycle and asserted its authority to determine that violations of the fair lending laws may also constitute a violation of the Unfair, Deceptive or Abusive Acts or Practices Acts. If a pattern or practice of lending discrimination is alleged by a regulator, then that agency may refer the matter to the DOJ for investigation. The DOJ and CFPB have a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations and have generally committed to strengthen their coordination efforts. The current Presidential Administration has indicated a focus on prioritizing enforcement of the federal anti-discrimination laws, and as a result, the CFPB may adopt more strict anti-discrimination enforcement policies in the area of fair lending, loan servicing, collections and other consumer-related areas and in October 2021, the DOJ announced an initiative to combat redlining through utilization of its fair lending prosecutorial authority and announced the settlement of a number of bank prosecutions in 2022 concerning redlining and other violations of the fair lending laws. FNBPA is required to have a fair lending program that is of sufficient scope to monitor fair lending and that appropriately remediates issues which are identified.

On May 5, 2022, the federal banking agencies issued a joint notice of proposed rulemaking to revise the regulations implementing the CRA. Under the proposed rule, the agencies would evaluate bank performance across the varied activities they conduct and the communities in which they operate, and tailor CRA evaluations and data collection based on bank size and type. Further, the agencies would also emphasize smaller value loans and investments that may have a greater impact on and be more responsive to the needs of low- and moderate-income (LMI) persons and would update CRA assessment areas to include activities associated with online and mobile banking, branchless banking, and hybrid models. In addition, the proposed rule would establish a metrics-based approach to CRA evaluations of retail lending and community development financing activities, including through the establishment of public benchmarks, and would clarify eligible CRA activities, such as affordable housing, that are focused on LMI, underserved and rural communities. The prospects and timing for the adoption by the agencies of a final rule are not certain at this time.

Financial Privacy

In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks, financial institutions and third parties that are not financial institutions but that receive non-public personal information from non-affiliated banks and financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Cybersecurity

The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a banking organization's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management, processes related to information technology and operational resiliency, and the use of third parties in the provision of financial services. In October 2016, the federal banking agencies issued an advance notice of proposed rulemaking on enhanced cybersecurity risk-management and resilience standards that would apply to large and interconnected banking organizations and to services provided by third parties to these firms. These enhanced standards would apply only to depository institutions and depository institution holding companies with total consolidated assets of $50 billion or more; however, it is possible that, if these enhanced standards are implemented, the OCC will consider them in connection with the examination and supervision of banks below the $50 billion threshold. The federal banking agencies have not yet taken further action on these proposed standards. The OCC, however, as part of its bank supervision operational plan has prioritized review of national bank's information security, data protection and third-party risk management, including the extent to which national banks are positioned to assess the evolving cyber-threat environment and maintain resilient defenses against such threats.

On November 23, 2021, the federal financial regulatory agencies published a final rule that will impose upon banking organizations and their non-affiliated service providers new notification requirements for significant cybersecurity incidents. Specifically, the final rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the final rule. Banks' non-affiliated service providers are required under the final rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The final rule took effect on April 1, 2022, and banks and their non-affiliated service providers had to be in compliance with the requirements of the rule by May 1, 2022.

Further, in 2022, the enactment of the Strengthening American Cybersecurity Act (SACA), and the SEC proposed rules to enhance disclosures regarding cybersecurity risk management strategy, governance and incident reporting are designed to standardize cybersecurity processes and disclosure requirements. SACA requires critical infrastructure companies, such as financial institutions, to report "significant cyber-incidents" and all ransom payments to the U.S. Department of Homeland Security's Cybersecurity and Infrastructure Security Agency (CISA). The definition of a "covered cyber-incident" will be determined by CISA rulemaking, but the Act provides that, at a minimum, an incident must be reported if it: (1) causes a "substantial loss of confidentiality, integrity or availability" of information or a "serious impact on the safety and resiliency of operational systems and processes"; (2) causes a "disruption of business or industrial operations, including due to a denial of service attack, ransomware attack or exploitation of a zero day vulnerability"; or (3) involves "unauthorized access or disruption of business or industrial operations" due to a "compromise of a cloud service provider, managed service provider or other third-party data hosting provider or by a supply chain compromise". The proposed SEC rule would, among other requirements, require periodic reporting and increased disclosure of public company's cybersecurity risk management policies, board oversight of cybersecurity risks and management qualifications and capability to assess and effectively manage cybersecurity risks.

Anti-Money Laundering Initiatives and the USA PATRIOT Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (USA PATRIOT Act), which amended the Bank Secrecy Act of 1970 (BSA), substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the U.S. The UST has issued a number of regulations that apply various requirements of the USA PATRIOT Act to financial institutions such as FNBPA. These regulations require financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. These regulations include express requirements regarding risk-based procedures for conducting ongoing customer due diligence. Such procedures require banks to take appropriate steps to understand the nature and purpose of customer relationships. In addition, absent an applicable exclusion, banks must identify and verify the identity of the beneficial owners of all legal entity customers at the time a new account is established. The failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal, including criminal law enforcement, and reputational consequences for the institution.

On January 1, 2021, Congress passed the National Defense Authorization Act (NDAA), which enacted the most significant overhaul of the BSA and related anti-money laundering laws since the USA PATRIOT Act. Notable amendments include: (i) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry maintained by the UST's Financial Crime Enforcement Network (FinCEN); (ii) enhanced whistleblower provisions; (iii) increased penalties for violations of the BSA; (iv) improvements to existing information-sharing provisions that permit financial institutions to share information relating to suspicious activity reports with certain foreign branches, subsidiaries, and affiliates; and (v) expanded duties and powers of FinCEN. Many of the amendments require the UST and FinCEN to promulgate rules. On September 29, 2022, FinCEN issued a final regulation implementing the BSA amendments included in the NDAA with respect to beneficial ownership. On December 15, 2022, FinCEN issued a notice of proposed rulemaking that would implement provisions of the Corporate Transparency Act and govern the circumstances under which beneficial ownership information may be disclosed to federal agencies; state, local, tribal and foreign governments; and financial institutions, and how beneficial ownership information must be protected.

Office of Foreign Assets Control Regulation

The U.S. has instituted economic sanctions which affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC rules" because they are administered by the UST Office of Foreign Assets Control (OFAC). The OFAC-administered sanctions target countries in various ways. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country, and prohibitions on "U.S. persons" engaging in financial transactions which relate to investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (such as property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Consumer Protection Statutes and Regulations

In addition to the consumer regulations promulgated by the FRB, OCC and state agencies, and the regulations issued by the CFPB pursuant to its authority under the Dodd-Frank Act, FNBPA is subject to various federal consumer protection statutes including the TILA, Truth in Savings Act, Equal Credit Opportunity Act (ECOA), Fair Housing Act, RESPA, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Electronic Fund Transfer Act and Home Mortgage Disclosure Act, and regulations and guidance promulgated thereunder by the CFPB and the federal banking agencies. Among other things, these laws and regulations:

- require banks to disclose credit terms in meaningful and consistent ways;

- prohibit discrimination against an applicant in any consumer or business credit transaction;

- prohibit discrimination in housing-related lending activities;

- require banks to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;

- require lenders to provide borrowers with more detailed information regarding the nature and cost of real estate settlements;

- prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions;

- prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations;

- require prescribed consumer disclosures and the adoption of error resolution procedures and other consumer protection protocols with respect to electronic fund transfers; and

- prohibit unfair, deceptive or abusive acts and practices in connection with consumer loans, the collection of debt, and the provision of other consumer financial products and services.

In October 2022, the CFPB issued guidance relative to certain bank overdraft practices and advised that overdraft or account fees assessed by financial institutions that a consumer could not reasonably anticipate or avoid may likely constitute a violation of the Consumer Protection Act, including fees assessed in connection with so-called authorize positive, settle negative transactions or when a depositor is assessed a non-sufficient funds fee when a check or electronic payment is not paid. Although we regularly monitor, review and modify consumer practices for compliance with federal and state laws, regulations and standards, the CFPB's approach increases the risk that financial institutions may be subject to supervisory or enforcement actions.

The CFPB has implemented a series of final consumer protection and disclosure rules related to mortgage loan origination and mortgage loan servicing designed to address the Dodd-Frank Act mortgage lending protections. In particular, the CFPB issued a rule implementing the ability-to-repay and qualified mortgage (QM) provisions of the TILA, as amended by the Dodd-Frank Act (the QM Rule). The ability-to-repay provision requires creditors to make reasonable, good faith determinations that borrowers are able to repay their mortgages before extending the credit based on a number of factors and consideration of financial information about the borrower from reasonably reliable third-party documents. Under the Dodd-Frank Act and the QM Rule, loans meeting the definition of QM are entitled to a presumption that the lender satisfied the ability-to-repay requirements. The presumption is a conclusive presumption/safe harbor for prime loans meeting the QM requirements, and a rebuttable presumption for higher-priced/subprime loans meeting the QM requirements. The definition of a "qualified mortgage" incorporates the statutory requirements, such as not allowing negative amortization or terms longer than 30 years. The QM Rule also adds an explicit maximum 43% debt-to-income (DTI) ratio for borrowers if the loan is to meet the QM definition, though some mortgages that meet underwriting guidelines of U.S. GSEs, the Federal Housing Administration and the U.S. Department of Veteran Affairs may, for a period not to exceed seven years, meet the QM definition without being subject to the 43% DTI limits.

However, in December 2020, the CFPB issued two final rules related to QM loans. The first rule replaces the 43% DTI threshold for QM loans and provides that, in addition to existing requirements, a loan received a conclusive presumption that the consumer had the ability to repay if the annual percentage rate (APR) does not exceed the average prime offer rate for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. Further, a loan receives a rebuttable presumption that the consumer had the ability to repay if the APR exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points. The second rule creates a new category of "seasoned" QMs for loans that meet certain performance requirements. The second rule will apply to covered transactions for which institutions receive an application after the compliance date for the first rule.

The CFPB also has implemented the TILA-RESPA Integrated Disclosure rules, which harmonize disclosure and certain regulatory compliance requirements required under those two statutes with respect to residential mortgage loans. The CFPB has issued various forms of interpretative guidance under the rules, including in 2019 in response to a requirement set forth under the Economic Growth Act to address, among other things, whether Loan Estimates and Closing Disclosures are required for loan assumption transactions. Additionally, CFPB regulations governing the servicing of residential mortgages have placed additional requirements on mortgage servicers that often lengthen the process for foreclosing on residential mortgages.

The CFPB has authority to take supervisory and enforcement action against banks and other financial services companies under the agency's jurisdiction that fail to comply with federal consumer financial laws. As an IDI with total assets of more than $10 billion, FNBPA is subject to the CFPB's supervisory and enforcement authorities. The Dodd-Frank Act also permits states to adopt more stringent consumer protection laws and state attorneys general to enforce consumer protection rules issued by the CFPB. We continuously evaluate the impact of the consumer rules issued by the CFPB to determine if they will have any long-term impact on our mortgage loan origination and servicing activities. Compliance with these CFPB rules will likely increase our overall regulatory compliance costs. The CFPB has historically been active in bringing enforcement actions against banks and other financial institutions to enforce consumer financial laws and establishing new standards regarding consumer practices. The federal financial regulatory agencies, including the OCC and state attorneys general, have also become increasingly active in this area with respect to institutions over which they have jurisdiction.

In 2022, the CFPB issued an advisory opinion indicating that the ECOA applies to all aspects of the loan life cycle, including actions by banks relative to existing credit relationship, however, the implications of a 2023 Federal District Court ruling question whether the CFPB has broader scope authority relative to interpreting the ECOA. Further the CFPB examination manual asserts that redlining under the fair lending laws is also a violation of the Unfair, Deceptive or Abusive Acts or Practices statute.

We have incurred and may in the future incur additional costs in complying with the above-identified consumer requirements.

Pursuant to the Dodd-Frank Act, the FDIC has backup enforcement authority over a bank holding company, such as FNB, if the conduct or threatened conduct (including any acts or omissions) of such holding company poses a risk to the DIF, although such authority may not be used if the holding company is in generally sound condition and does not pose a foreseeable and material risk to the DIF. The Dodd-Frank Act may have a material impact on FNB and FNBPA's operations, particularly through increased compliance costs resulting from evolving future consumer and fair lending regulations.

Dividend Restrictions

Our primary source of funds for cash distributions to our stockholders, and funds used to pay principal and interest on our indebtedness, is dividends received from FNBPA. FNBPA is subject to federal laws and regulations governing its ability to pay dividends to FNB, including requirements to maintain capital above regulatory minimums. Under federal law, the amount of dividends that a national bank, such as FNBPA, may pay in a calendar year is dependent on the amount of its net income for the current year combined with its retained net income for the two preceding years. The OCC has the authority to prohibit the payment of dividends by a national bank on the basis that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition to dividends from FNBPA, other sources of parent company liquidity for FNB include cash, short-term investments and issuance of debt instruments, as well as dividends and loan repayments from other subsidiaries.

In addition, the ability of FNB and FNBPA to pay dividends may be affected by the various minimum capital requirements previously described in the *"Capital and Operational Requirements," "Basel III Capital Rules" and "Stress Testing"* discussions herein, and the capital and non-capital standards established under FDICIA, as described above. The right of FNB, our stockholders and our creditors to participate in any distribution of the assets or earnings of our subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

Source of Strength

According to the Dodd-Frank Act and FRB policy, a financial or bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such subsidiary. Consistent with the "source of strength" policy, the FRB has stated that, as a matter of prudent banking, a bank or financial holding company generally should not maintain a rate of cash dividends unless its net income has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with our capital needs, asset quality and overall financial condition. This support may be required at times when the parent holding company may not be able to provide such support.

In addition, if FNBPA was no longer "well-capitalized" and "well-managed" within the meaning of the BHC Act and FRB rules (which take into consideration capital ratios, examination ratings and other factors), the expedited processing of certain types of FRB applications would not be available to us. Moreover, examination ratings of "3" or lower, "unsatisfactory" ratings, capital ratios below well-capitalized levels, regulatory concerns regarding management, controls, assets, operations or other factors can all potentially result in the loss of financial holding company status, practical limitations on the ability of a bank or bank (or financial) holding company to engage in new activities, grow, acquire new businesses, repurchase its stock or pay dividends or continue to conduct existing activities.

Financial Holding Company Status and Activities

Under the BHC Act, an eligible bank holding company may elect to be a "financial holding company" and thereafter may engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. FNB is a financial holding company under the BHC Act. The financial holding company may engage directly or through a subsidiary in certain statutorily authorized activities (subject to certain restrictions and limitations imposed by the Dodd-Frank Act). A financial holding company may also engage in any activity that has been determined by rule or order to be financial in nature, incidental to such financial activity, or (with prior FRB approval) complementary to a financial activity and that does not pose substantial risk to the safety and soundness of an institution or to the financial system generally. In addition to these activities, a financial holding company may engage in those activities permissible for a bank holding company that has not elected to be treated as a financial holding company.

For a bank holding company to be eligible for financial holding company status, all of its subsidiary U.S. depository institutions must be "well-capitalized" and "well-managed." The FRB generally must deny expanded authority to any bank holding company with a subsidiary IDI that received less than a satisfactory rating on its most recent CRA review as of the time it submits its request for financial holding company status. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company under the BHC Act, the company fails to continue to meet any of the requirements for financial holding company status, the company must enter into an agreement with the FRB to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the FRB may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company.

Activities and Acquisitions

The BHC Act requires a bank or financial holding company to obtain the prior approval of the FRB before:

- the company may acquire direct or indirect ownership or control of any voting shares of any bank or savings and loan association, if after such acquisition the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the institution;

- any of the company's subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank or savings and loan association; or

- the company may merge or consolidate with any other bank or financial holding company.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Banking Act) generally permits bank holding companies to acquire banks in any state and preempts all state laws restricting the ownership by a holding company of banks in more than one state. A bank is subject to any state requirement that the bank has been organized and operating for a minimum period of time and the requirement that the bank holding company, after the proposed transaction, controls no more than 10% of the total amount of deposits of IDIs in the U.S. and no more than 30% or such lesser or greater amount set by the state law of such deposits in that state. The Interstate Banking Act also permits:

- a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank;

- a bank to acquire branches from an out-of-state bank; and

- a bank to establish and operate de novo interstate branches whenever the host state permits de novo branching of its own state-chartered banks.

Bank and financial holding companies and banks seeking to engage in mergers authorized by the Interstate Banking Act must be at least adequately capitalized as of the date that the application is filed, and the resulting institution must be well-capitalized and well-managed upon consummation of the transaction.

Pursuant to the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state (e.g., a host state) by establishing a de novo branch at any location in such host state at which a bank chartered in such host state could establish a branch. Applications to establish such branches must still be filed with the OCC.

The Change in Bank Control Act prohibits a person, entity or group of persons or entities acting in concert, from acquiring "control" of a bank holding company or bank unless the FRB has been given prior notice and has not objected to the transaction. Under current FRB regulations, the acquisition of 10% or more (but less than 25%) of the voting stock of a corporation would, under the circumstances set forth in the regulations, create a rebuttable presumption of acquisition of control of the corporation.

Effective September 30, 2020, the FRB finalized a rule to codify and simplify its interpretations regarding regulatory presumptions of control for the purpose of the BHC Act and, on March 31, 2021, the FRB published interpretive guidance regarding the rule and related regulatory control matters. The amended control rule thus far has had, and will likely continue to have, a meaningful impact on control determinations related to investments in banks and bank holding companies and investments by bank holding companies in non-bank companies.

Incentive Compensation

Guidelines adopted by the federal banking agencies pursuant to the FDI Act prohibit excessive compensation as an unsafe and unsound practice. The federal banking agencies also jointly adopted the Guidance on Sound Incentive Compensation Policies intended to ensure that banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This guidance, which covers all employees that have the ability to expose the organization to material amounts of risk, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide employee incentives that appropriately balance risk in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation. Any deficiencies in the compensation practices of FNB or its subsidiaries and affiliates could lead to supervisory or enforcement action.

Section 956 of the Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, such as FNB, having at least $1 billion in total assets that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. In October 2022, the SEC adopted a final regulation implementing the incentive-based recovery (or "clawback") provisions of the Dodd-Frank Act. The final regulation directs stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation paid to current or former executive officers in the event of material non-compliance with any financial reporting requirement under the securities laws, even if there was no misconduct or failure of oversight on the part of an individual executive officer, and to disclose their clawback policies and their actions under those policies. It is anticipated that most SEC registrants will be given until late 2023 or early 2024 to adopt and implement the policies required by the financial regulation. Incentive compensation and sales practices, particularly in connection with certain products and services that are viewed as high-risk from a supervisory perspective, such as cross-selling and overdraft services, continue to be priority issues on the examination and supervision agendas of the CFPB and the federal banking agencies. The scope and content of the U.S. banking regulators' policies on executive compensation may continue to evolve.

Securities and Exchange Commission

FNBIA is registered with the SEC as an investment advisor and, therefore, is subject to the requirements of the Investment Advisers Act of 1940 and other applicable SEC regulations. The principal purpose of the regulations applicable to investment advisors is the protection of investment advisory clients and the securities markets, rather than the protection of creditors and stockholders of investment advisors. The regulations applicable to investment advisors cover all aspects of the investment advisory business, including limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record-keeping, operating, marketing and reporting requirements, disclosure requirements, limitations on principal transactions between an advisor or its affiliates and advisory clients, as well as other anti-fraud prohibitions. FNBIA also may be subject to certain state securities laws and regulations.

Additional legislation, changes in or new rules promulgated by the SEC and other federal and state regulatory authorities and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, may directly affect the method of operation and profitability of FNBIA. The profitability of FNBIA could also be affected by rules and regulations that impact the business and financial communities in general, including changes to the laws governing taxation, antitrust regulation, homeland security and electronic commerce.

Under various provisions of the federal and state securities laws, including in particular those applicable to broker-dealers, investment advisors and registered investment companies and their service providers, a determination by a court or regulatory agency that certain violations have occurred at a company or its affiliates can result in a limitation of permitted activities and disqualification to continue to conduct certain activities.

FNBIA also may be required to conduct its business in a manner that complies with rules and regulations promulgated by the U.S. Department of Labor (DOL) under the ERISA, among others. The principal purpose of these regulations is the protection of clients and ERISA plan and individual retirement account assets and beneficiaries, rather than the protection of stockholders and creditors. Significantly, in June 2018, the U.S. Fifth Circuit Court of Appeals vacated the DOL's "fiduciary rule" and related prohibited transaction exemptions. However, on June 29, 2020, the DOL released a proposed prohibited transaction class exemption and associated guidance, intended as the "fiduciary rule[s]" replacement. Under the proposal, investment advice fiduciaries to IRAs and ERISA plans (and similar tax-favored accounts) are permitted to receive variable compensation and other transaction-based fees in connection with providing investment advice as a fiduciary. Also, investment advice fiduciaries are permitted under the proposal to engage in certain principal transactions, without violating the prohibited transaction rules of ERISA and the IRS Code. Further, the proposal called for fiduciary status to be determined under the longstanding five-part test and, unlike the "fiduciary rule," the regulatory definition of "fiduciary" is not expanded. DOL finalized the proposed exemption in December 2020 and FNBPA and FNTC subsequently conformed their business practices to comply therewith, including applicable DOL transition guidance, to the extent applicable.

Separately, in 2019 the SEC adopted Regulation Best Interest, which, among other things, established a new standard of conduct for a broker-dealer to act in the best interest of a retail consumer when making a recommendation of any securities transaction or investment strategy involving securities to such consumer. The new rule by the SEC requires us to review and possibly modify our compliance activities, which is causing us to incur additional costs. In addition, state laws that impose a fiduciary duty also may require monitoring, as well as require that we undertake additional compliance measures.

Insurance Agencies

FNIA is subject to licensing requirements and extensive regulation under the laws of the Commonwealth of Pennsylvania and the various states in which FNIA conducts its insurance agency business. These laws and regulations are primarily for the protection of policyholders. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, those authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Licenses may be denied or revoked for various reasons, including for regulatory violations or upon conviction for certain crimes. Possible sanctions that may be imposed for violation of regulations include the suspension of individual employees, limitations on engaging in a particular business for a specified period of time, revocation of licenses, censures and fines.

Penn-Ohio is subject to examination by the Arizona Department of Insurance. Representatives of the Arizona Department of Insurance periodically determine whether Penn-Ohio has maintained required reserves, established adequate deposits under a reinsurance agreement and complied with reporting requirements under the applicable Arizona statutes.

Other Laws and Regulations Pertaining to Banks and Financial Services Companies

FNB, FNBPA and our subsidiaries and affiliates are also subject to a variety of other laws and regulations in addition to those already discussed herein with respect to the operation of our businesses, including but not limited to Expedited Funds Availability (and its implementing Regulation CC), Reserve Requirements (and its implementing Regulation D), Margin Stock Loans (and its implementing Regulation U), Right To Financial Privacy Act, Flood Disaster Protection Act, Homeowners Protection Act, Servicemembers Civil Relief Act, Telephone Consumer Protection Act, CAN-SPAM Act, Children's Online Privacy Protection Act, and the John Warner National Defense Authorization Act.

In addition, SOX addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by SOX, our Chief Executive Officer and Chief Financial Officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under SOX have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Climate-Related Risk Management and Regulation

In recent years the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, including by encouraging such banks to: ensure that management of climate-related risk exposures has been incorporated into existing governance structures; evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; account for the effects of climate change in stress testing scenarios and systemic risk assessments; revise expectations for credit portfolio concentrations based on climate-related factors; consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

On October 21, 2021, the FSOC published a report identifying climate-related financial risks as an "emerging threat" to financial stability. On December 16, 2021, the OCC issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets. Further, on March 30, 2022 and December 2, 2022, respectively, the FDIC and the FRB issued their own proposed principles for climate risk management, which are applicable to larger banking organizations. Although these risk management principles, if adopted as proposed, would not apply to FNBPA directly based upon our current size, the OCC has indicated that all banks, regardless of their size, may have material exposures to climate-related financial and other risks that require prudent management. The federal banking agencies, either independently or on an interagency basis, are expected to adopt a more formal climate risk management framework for larger banking organizations. In the interim, the FRB announced on September 29, 2022 that six of the largest U.S. banking organizations will participate in a climate scenario analysis pilot program in order to assess the resilience of such organizations under various hypothetical scenarios involving physical and transition climate related risks on specific residential and commercial real estate in their portfolios for the purpose of using scenarios on current policies and policies targeting zero emissions by 2050. The FRB states the overriding purpose of the pilot climate risk assessment study is to deepen the understanding of climate risk management practices and advance the development of the capacity to better identify, measure, monitor and manage climate-related risks. The SEC has issued a proposed rule that, if adopted, would require public companies to provide detailed reporting of climate-related risks (material risks and strategic implications), green-house gas emissions and net-zero transition plans (targets pertaining to planned reductions). As climate-related supervisory guidance is formalized, and relevant risk areas and corresponding control expectations are further refined, we may be required to expend significant capital and incur compliance, operating, maintenance and remediation costs in order to conform to such requirements.

In addition, states are considering taking similar actions on climate-related financial risks, including certain states in which we operate. For example, in January 2022, North Carolina Governor Roy Cooper issued Executive Order No. 246, which establishes science-based goals of a 50% reduction in greenhouse gas emissions by 2030 and net-zero emissions by 2050 and affirmed the state's commitment to climate action and environmental justice. Additionally, in June 2022, Maryland's Climate Solutions Now Act of 2022 went into effect. The Act requires the state to reduce statewide greenhouse gas emissions by, among other things, developing energy efficiency and emissions reduction requirements for certain buildings. Under the Act, Maryland targets a net zero goal by 2045 for greenhouse gas emissions. In July 2022, District of Columbia policymakers approved two bills aimed at decarbonization through reduction of greenhouse gases and setting decarbonization targets for the District's homes and buildings. Maryland Attorney General Brian E. Frosh and District of Columbia Attorney General Karl A. Racine also both joined a coalition of 19 attorneys general in supporting the SEC's Proposed Rules for The Enhancement and Standardization of the Climate-Related Disclosure for Investors. State and local climate-related legislative and regulatory initiatives may require us to expend capital to conform to applicable requirements.

Digital Asset Regulation

On January 3, 2023, the federal banking agencies issued additional guidance in the form of a joint statement addressing digital asset-related risks to banking organizations. That statement noted the recent volatility and exposure of vulnerabilities in the digital asset sector and indicated that the agencies are continuing to assess whether or how the digital asset-related activities of banking organizations can be conducted in a safe and sound manner and in compliance with all applicable laws and regulations. The statement stressed that each agency has developed, and expects banking organizations to follow supervisory processes for evaluating proposed and existing digital asset activities. We do not invest in digital assets or so-called cryptocurrencies.

Governmental Policies

The operations of FNB and our subsidiaries are affected not only by general economic conditions, but also by the policies of various regulatory authorities and the current Presidential Administration. In particular, the FRB regulates monetary policy and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for deposits. In fact, in the midst of rising inflation and pressure to raise interest rates, in its FOMC policy statement issued on January 26, 2022, the FRB strongly signaled that it would soon be time to raise the target range for the Federal funds rate, and the FOMC has since increased the target Federal funds rate several times to a range of 4.25% to 4.50% as of December 31, 2022. The FOMC signaled that future increases may be appropriate in order to attain a monetary policy sufficiently restrictive to return inflation to more normalized levels. FRB monetary policies have had a significant effect on the operating results of all financial institutions in the past and may continue to do so in the future. The current Presidential Administration's federal bank regulatory, SEC and consumer protection agency leadership appointees have a philosophical change relative to the prior Presidential Administration with respect to the priorities and approach to supervision, disclosures, compliance and enforcement and other policies which may impact our operations.

In view of changing conditions in the national economy and in money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the FRB, it is difficult to predict the impact of possible future changes in interest rates, deposit levels and loan demand, or their effect on our business and earnings or on the financial condition of our various customers (see discussion under Risk Factors - caption "*We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry*").

Available Information

We make available through our website at www.fnbcorporation.com, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (and amendments to any of the foregoing) as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Information on our website is not incorporated by reference into this document and should not be considered part of this Report. Our common stock is traded on the NYSE under the symbol "FNB".

ITEM 1A.   RISK FACTORS

We are subject to numerous risks, many of which are inherent to our business. As a financial services organization, we must balance revenue generation and profitability with the risks associated with our business activities. For information about how our risk oversight and management process operates, see Item 7 of this Report, MD&A – "Risk Management." The following discussion highlights specific risks that could affect us and our business, financial condition, results of operations and cash flows. Based on the information currently known, we believe that the following information identifies the material risk factors affecting us. The risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect our business.

You should carefully consider each of the following risks and all of the other information set forth in this Report. If any of the following risks and uncertainties develop into actual events or if the circumstances described in the risks and uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, financial condition, results of operations or cash flows. These events could also have a negative effect on the trading price of our securities.

1. Credit Risk

Our results of operations are significantly affected by the ability of our borrowers to repay their loans.

Lending money is an essential part of the banking business. However, for various reasons, borrowers do not always repay their loans. The risk of non-payment is affected by credit risks of a particular borrower, changes in economic conditions that impact certain geographic markets or industries, fluctuations in interest rates on adjustable-rate loans, the duration of the loan, and in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial loans and leases present a greater risk of non-payment by a borrower than other types of loans. They typically involve larger loan balances and are particularly sensitive to economic conditions. The borrower's ability to repay usually depends on the successful operation of its business and income stream. In addition, some of our commercial borrowers have more than one loan outstanding with us, which means that an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss. In the case of commercial and industrial loans, collateral often consists of accounts receivable, inventory and equipment, which may not yield substantial recovery of principal losses incurred, and is susceptible to deterioration or other loss in advance of liquidation of such collateral. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. For additional information, see the Lending Activity section of MD&A, which is included in Item 7 of this Report.

Our mortgage banking profitability could be significantly reduced if we are not able to originate and resell a high volume of mortgage loans.

Mortgage banking is generally considered a volatile source of income because it depends largely on the volume of loans we originate and sell in the secondary market. If our originations of mortgage loans decrease, resulting in fewer loans that are available to be sold to investors, this would result in a decrease in mortgage revenues and a corresponding decrease in non-interest income.

- Mortgage loan production levels are sensitive to changes in economic conditions and activity, strengths or weaknesses in the housing market, changes in FRB monetary policies, interest rate fluctuations and the availability of an active secondary market or originations could shift to adjustable rate products which may be held in the portfolio. Generally, any sustained period of decreased economic activity or higher interest rates could reduce demand for mortgage loans and refinancings. In addition, our results of operations are affected by the amount of non-interest expense associated with mortgage banking activities, such as salaries, commissions and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

- Future changes to our eligibility to participate in the programs offered by the GSEs and other secondary purchasers, or the loan criteria of the GSEs and other secondary purchasers could also result in a lower volume of corresponding loan originations and sales.

Our financial condition and results of operations could be adversely affected if we must further increase our provision for credit losses or if our ACL is not sufficient to absorb actual losses.

There is no precise method of predicting loan losses. We can give no assurance that our ACL will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on our financial condition and results of operations.

The level of the ACL reflects the judgment and estimates of management regarding the amount and timing of future cash flows, current fair value of the underlying collateral and other qualitative risk factors that may affect the loan. Determination of the allowance is inherently subjective and is based on factors that are susceptible to significant change. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the ACL. In addition, bank regulatory agencies periodically review our ACL and may require an increase in the provision for credit losses or the recognition of additional loan charge-offs, based on judgments different from those of management. In addition, if charge-offs in future periods exceed the ACL, we will need additional provisions to increase the ACL. Any increases in the ACL will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations. For additional discussion relating to this matter, refer to the Allowance and Provision for Credit Losses section of MD&A, which is included in Item 7 of this Report.

2. Market Risk

Interest rates on our outstanding financial instruments might be subject to change based on the replacement of LIBOR, which could adversely affect revenue, expenses, and the value of those financial instruments.

The FCA (the authority that regulates LIBOR) announced that LIBOR will cease after June 30, 2023. The federal banking agencies, including the OCC, have determined that banks must cease entering into any new contract that uses LIBOR as a reference rate by no later than December 31, 2021. In addition, banks were encouraged to identify contracts that extend beyond June 30, 2023 and implement plans to identify and address insufficient contingency provisions in those contracts. Further, on March 15, 2022, Congress passed the Adjustable Interest Rate Act to address references to LIBOR in contracts that (i) are governed by U.S. law, (ii) will not mature before June 30, 2023, and (iii) lack fallback provisions providing for a clearly defined and practicable replacement for LIBOR. On December 16, 2022, the FRB adopted a final rule implementing this legislation that replaces references to LIBOR in financial contracts addressed by the legislation with certain FRB-selected benchmark rates based on SOFR.

A consensus has not yet been reached on what rate or rates may be viewed as acceptable alternatives to LIBOR. The OCC has opined that national banks may use any reference rate for its loans that a bank determines to be appropriate for its funding model and customer needs. The FRB of New York established the ARRC, which has recommended the use of benchmark rates based on SOFR, including a forward-looking term SOFR rate, as alternatives to LIBOR for use in derivatives and other financial contracts that are currently indexed to U.S. dollar-LIBOR. The ARRC has proposed a paced market transition plan from LIBOR to SOFR and organizations are currently working on industry-wide and company-specific transition plans as it relates to derivatives and cash markets exposed to LIBOR. We have a significant number of loans, derivatives and other financial instrument contracts that are indexed to LIBOR and we have created transition plans and executed certain portions of those plans in 2022.

The market transition away from LIBOR to an alternative reference rate, including SOFR (or benchmark rates based on SOFR), is complex and could have a range of adverse effects on our business, financial condition and results of operations. For instance, certain benchmark rates based on SOFR, such as the forward-looking term SOFR rate, are calculated and published by third parties. Because SOFR, and such other benchmark rates based on SOFR, are published by third parties, we have no control over their determination, calculation or publication. There can be no assurance that SOFR, or benchmark rates based on SOFR, will not be discontinued or fundamentally altered in a manner that is materially adverse to the parties that utilize such rates as the reference rate for transactions. The impact of this transition, as well as the effect of these developments on our funding costs, loan and investment securities portfolios, asset-liability management, and business, is uncertain.

Our business and financial performance is impacted significantly by market rates and changes in those rates. The monetary, tax and other policies of governmental agencies, including the UST and the FRB, have a direct impact on interest rates and overall financial market performance over which we have no control and which may not be able to be predicted with reasonable accuracy.

As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, changes in interest rates, in the shape of the yield curve or in spreads between different market interest rates can have a material effect on our business, profitability and the value of our financial assets and liabilities. Such scenarios may include the following:

- changes in interest rates or interest rate spreads can affect the difference between the interest that FNBPA can earn on assets and the interest that FNBPA has to pay on liabilities, which impacts FNBPA's overall net interest income and profitability;

- such changes can affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments and can, in turn, affect our loss rates on those assets;

- such changes may decrease the demand for interest rate-based products or services, including bank loans and deposit products and the subordinated notes offered by our subsidiary, FNB Financial Services, LP;

- such changes can also affect our ability to hedge various forms of market and interest rate risks and may decrease the profitability or increase the risk associated with such hedges; and

- movements in interest rates also affect mortgage repayment speeds and could result in impairments of MSAs or otherwise affect the profitability of such assets.

The monetary, tax and other policies of the U.S. Government and its agencies also have a significant impact on interest rates and overall financial market performance. An important function of the FRB is to regulate the national supply of bank credit and certain interest rates through implementation of certain monetary policies. Due to elevated levels of inflation and corresponding pressure to raise interest rates, the FRB announced in January 2022 that it would be slowing the pace of its bond purchasing and increasing the target range for the Federal funds rate over time. The FOMC has since increased the target range seven times throughout 2022. As of December 31, 2022, the target range for the Federal funds rate had been increased to 4.25% - 4.50% and the FOMC signaled that future increases may be appropriate in order to attain a monetary policy sufficiently restrictive to return inflation to more normalized levels.

Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities; and (iii) the average duration of our mortgage portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Our interest rate risk profile is such that a higher or steeper yield curve adds to income while a flatter yield curve is relatively neutral, and a lower or inverted yield curve generally has a negative impact on earnings. Our most significant interest rate risk may result from a prolonged low-rate environment, as this would generally lead to compression of our net interest margin, reduced net interest income, and devaluation of our deposit base.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations, and any related economic downturn, especially domestically and in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet.

The impact of interest rates on our mortgage banking business can have a significant impact on revenues.

Changes in interest rates can impact our mortgage-related revenues and net revenues associated with our mortgage activities. A decline in mortgage rates generally increases the demand for mortgage loans as borrowers refinance, but also generally leads to accelerated payoffs. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be refinanced and a decline in payoffs. The estimates of revenues produced by models we use to assess the impact of interest rates on mortgage-related revenues are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may differ from actual subsequent experience.

Changes in interest rates could reduce the value of our AFS securities holdings which would increase our accumulated other comprehensive loss and thereby negatively impact stockholders' equity.

We maintain an investment portfolio consisting of various high-quality liquid fixed-income securities. The total carrying value of the AFS securities portfolio as of December 31, 2022 was $3.3 billion and the estimated duration of the portfolio was approximately 3.5 years. The nature of fixed-income securities is such that changes in market interest rates impact the value of these assets. Based on the duration of our AFS securities portfolio, a one percent decrease in market rates is projected to increase the market value of the AFS securities portfolio by approximately $118.1 million, while a one percent increase in market rates is projected to decrease the market value of the AFS securities portfolio by approximately $115.4 million. As a result of the rising interest rate environment in 2022, the value of our AFS securities declined as reflected in an increase of $277.2 million in our accumulated other comprehensive loss at December 31, 2022 compared to December 31, 2021. Further increases in market interest rates are expected to further increase our accumulated other comprehensive loss.

3. Liquidity Risk

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Our ability to implement our business strategy will depend on our liquidity and ability to obtain funding for loan originations, working capital and other general purposes. Liquidity is needed to fund various obligations, including credit commitments to borrowers, mortgage and other loan originations, withdrawals by depositors, repayment of borrowings, dividends to shareholders, operating expenses and capital expenditures. Liquidity risk is the potential that we will be unable to meet our obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends on our common stock because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Our preferred sources for funding are deposits and customer repurchase agreements, which are low cost and stable sources of funding for us. We compete with commercial banks, savings banks and credit unions, as well as non-depository competitors such as mutual funds, fintechs, securities and brokerage firms and insurance companies, for deposits and customer repurchase agreements. If we are unable to attract and maintain sufficient levels of deposits and customer repurchase agreements to fund our loan growth and liquidity objectives, we may be subject to paying higher funding costs by raising interest rates that are paid on deposits and customer repurchase agreements or cause us to source funds from third-party providers which may be higher cost funding.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations (see discussion under "Government Supervision and Regulation" included in Item 1 of this Report). As a financial holding company, we seek to maintain capital sufficient to meet the "well-capitalized" standard set by regulators. We anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support continued growth, whether such growth occurs organically or through acquisitions.

The availability of additional capital or financing will depend on a variety of factors, many of which are outside of our control, such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, marketability of our stock, as well as the possibility that lenders and investors could develop a negative perception of our long- or short-term financial prospects if we incur large credit losses or if the level of business activity decreases due to economic conditions. Accordingly, there can be no assurance of our ability to expand our operations through organic growth or acquisitions. As such, we may be forced to delay raising capital, issue shorter term securities than desired or bear an unattractive cost of capital, which could decrease profitability and significantly reduce financial flexibility. In addition, if we decide to raise additional equity capital, it could be dilutive to our existing stockholders.

We are dependent on dividends from our subsidiaries to meet our financial obligations and pay dividends to stockholders.

We are a holding company and conduct almost all of our operations through our subsidiaries. We do not have any significant assets other than cash and the stock of our subsidiaries. Accordingly, we depend on dividends from our subsidiaries to meet our financial obligations and to pay dividends to stockholders. Our right to participate in any distribution of earnings or assets of our subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, the amount of dividends that a national bank, such as FNBPA, may pay in a calendar year is dependent on the amount of our net income for the current year combined with our retained net income for the two preceding years. The OCC has the authority to prohibit FNBPA from paying dividends if it determines such payment would be an unsafe and unsound banking practice. Likewise, our state-based entities are subject to state laws governing dividend practices and payments.

Regulatory authorities may restrict our ability to pay dividends on and repurchase our common stock.

Dividends on our common stock will be payable only if, when and as authorized and declared by our Board of Directors. In addition, banking laws and regulations and our banking regulators may limit our ability to pay dividends and make share repurchases. In certain circumstances, we will not be able to make a capital distribution unless the FRB has approved such distribution, including if the dividend could not be fully funded by our net income over the last four quarters (net of dividends paid), our prospective rate of earnings retention appears inconsistent with our capital needs, asset quality, and overall financial condition, or we will not be able to continue meeting minimum required capital ratios. As a bank holding company, we also are required to consult with the FRB before increasing dividends or redeeming or repurchasing capital instruments. Additionally, the FRB could prohibit or limit our payment of dividends if it determines that payment of the dividend would constitute an unsafe or unsound practice. There can be no assurance that we will declare and pay any dividends or repurchase any shares of our common stock in the future.

We have outstanding securities senior to common stock which could limit our ability to pay dividends on our common stock.

We have outstanding TPS and Series E preferred stock that are senior to the common stock and could adversely affect our ability to declare or pay dividends or distributions on our common stock. The terms of the TPS prohibit us from declaring or paying dividends or making distributions on our junior capital stock, including the common stock, or purchasing, acquiring, or making a liquidation payment on any junior capital stock, if: (1) an event of default has occurred and is continuing under the junior subordinated debentures underlying the TPS, (2) we are in default with respect to a guarantee payment under the guarantee of the related TPS or (3) we have given notice of our election to defer interest payments, but the related deferral period has not yet commenced or a deferral period is continuing. We also would be prohibited from paying dividends on our common stock unless all full dividends for the latest dividend period have been declared and paid on all outstanding shares of the Series E preferred stock. If we experience a material deterioration in our financial condition, liquidity, capital, results of operations or risk profile, our regulators may not permit us to make future payments on our TPS or preferred stock, which would also prevent us from paying any dividends on our common stock.

4. Reputational Risk

Our key assets include our brand and reputation and our business may be affected by how we are perceived in the market place.

Our brand and our reputation are our key assets. Our ability to attract and retain banking, insurance, wealth management and corporate clients and employees is highly dependent upon external perceptions of our culture, level of service, security, trustworthiness, business practices and financial condition. Negative perceptions or publicity regarding these matters could damage our reputation among existing customers and corporate clients and employees, which could make it difficult for us to attract new clients and employees and retain existing ones. Adverse developments with respect to the financial services industry or sociopolitical events and circumstances may also, by association, negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially and adversely affect our revenues and profitability.

We are subject to environmental, social and governance risks that could adversely affect our reputation and the market price of our securities.

We are subject to a variety of risks arising from environmental, social and governance matters or "ESG" matters. ESG matters include climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. Risks arising from ESG matters may adversely affect, among other things, our reputation and the market price of our securities.

Further, we may be exposed to negative publicity based on the identity and activities of those to whom we lend and with which we otherwise do business, and the public's view of the approach and performance of our customers and business partners with respect to ESG matters. Any such negative publicity could arise from adverse news coverage in traditional media and could also spread through the use of social media platforms. Our relationships and reputation with our existing and prospective customers and third parties with whom we do business could be damaged if we were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on our ability to attract and retain customers and employees and could have a negative impact on the market price for our securities.

Investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations to address ESG matters when making investment and operational decisions. Certain investors are beginning to incorporate the business risks of climate change and the adequacy of companies' responses to the risks posed by climate change and other ESG matters into their investment theses.

Increased attention to ESG matters also has caused public officials, including certain state attorneys general, treasurers, and legislators, to take various actions to impact the extent to which ESG principles are considered by private investors. For instance, certain states have enacted laws or issued directives designed to penalize financial institutions that the state believes are boycotting certain industries such as the fossil fuel and firearms industries. In addition, a group of state attorneys general has launched a joint investigation into a firm that generates ESG ratings for investment purposes based upon concerns of potential consumer fraud or unfair trade practices. These developments illustrate that ESG-based investing has become a divisive political issue. Shifts in investing priorities based on ESG principles may result in adverse effects on the market price of our securities to the extent that investors that give significant weight to such principles determine that we have not made sufficient progress on ESG matters. Conversely, the market price of our securities may be adversely affected if a government official or agency seeks to limit our business with a certain government entity or initiates an investigation or enforcement action because of what is perceived to be our unwarranted focus on ESG matters.

5. Operational Risk

Our failure to continue to recruit and retain qualified banking professionals could adversely affect our ability to compete successfully and affect our profitability.

Our continued success and future growth depends heavily on our ability to attract and retain highly skilled, diverse and motivated banking professionals. We compete against many institutions with greater financial resources both within our industry and in other industries to attract these qualified individuals. Our failure to recruit and retain adequate talent could reduce our ability to compete successfully and adversely affect our business and profitability.

The financial soundness of other financial institutions may adversely affect FNB, FNBPA and other affiliates.

Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. FNB, FNBPA and other affiliates are exposed to many different industries and counterparties and they routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional clients. Many of these types of transactions expose FNB, FNBPA and other affiliates to credit risk in the event of default of the counterparty or client. In addition, FNBPA and other affiliates' credit risks may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices that are not sufficient to recover the full amount of the loan or derivative exposure that we are due.

We are subject to operational risk that could damage our reputation and our business. We engage in a variety of businesses in diverse markets and rely on systems, employees, service providers and counterparties to properly process a high volume of transactions.

Like all businesses, we are subject to operational risk, which represents the risk of loss resulting from inadequate or failed internal processes in our systems, human error and external events. Operational risk also encompasses technology, compliance and legal risk, which is the risk of loss from violations of, or noncompliance with, rules, regulations, prescribed practices or ethical standards, as well as the risk of our noncompliance with contractual and other obligations. Many strategic initiatives, such as development of new products, product enhancements, use of technology, staffing reductions or shortages, changes in business processes and acquisitions of other financial services companies or their assets, could substantially increase operational risk. We are also exposed to operational risk through our outsourcing arrangements, and the effect the changes in circumstances or capabilities of our outsourcing vendors can have on our ability to continue to perform operational functions necessary to our business. We outsource certain data processing and online and mobile banking services to third-party providers. Those third-party providers could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints, and we have limited ability to control that risk. Control weaknesses or failures or other operational risk could result in charges, increased operational costs, harm to our reputation, inability to secure insurance, civil litigation, regulatory intervention, including enforcement action and enhanced supervisory scrutiny, foregone business opportunities, the loss of customer business, especially if customers are discouraged from using our mobile bill pay, mobile banking and online banking services, or the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary information.

Changes and instability in economic conditions, geopolitical matters and financial markets, including a contraction of economic activity, could adversely impact our business, results of operations and financial condition.

Our success depends, to a certain extent, upon global, domestic and local economic and political conditions, as well as governmental monetary policies. Conditions such as changes in interest rates, money supply, levels of employment and other factors beyond our control may have a negative impact on economic activity. Any contraction of economic activity, including an economic recession, may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. In particular, interest rates are highly sensitive to many factors that are beyond our control, including global, domestic and local economic conditions and the policies of various governmental and regulatory agencies and, specifically, the FRB. Throughout 2022 the FOMC raised the target range for the Federal funds rate on seven separate occasions and—citing factors including the hardships caused by the ongoing Russia-Ukraine conflict, continued global supply chain disruptions and imbalances, and increased inflationary pressure—the FOMC has indicated that ongoing increases may be appropriate.

The tightening of the FRB's monetary policies, including repeated and aggressive increases in the target range for the Federal funds rate as well as the conclusion of the FRB's tapering of asset purchases, together with ongoing economic and geopolitical instability, increases the risk of an economic recession. Although forecasts have varied, many economists are projecting that U.S. economic growth will slow and inflation will remain elevated in the coming quarters, potentially resulting in a contraction of U.S. gross domestic output in 2023. Any such downturn, especially domestically and in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations.

As a result of the economic and geopolitical factors discussed above, financial institutions also face heightened credit risk, among other forms of risk. Of note, because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral, which, in turn, can adversely affect the value of our loan and investment portfolios. Adverse economic developments, specifically including inflation-related impacts, may have a negative effect on the ability of our borrowers to make timely repayments of their loans or to finance future home purchases. Moreover, while commercial real estate values have stabilized as demand has returned to pre-pandemic levels in several markets; the post-pandemic outlook for commercial real estate demand remains dependent on the broader economic environment and, specifically, how major subsectors respond to a rising interest rate environment, the reduction of office utilization due to the impact of hybrid working patterns, greater flexibility for work location, and higher prices for commodities, goods and services. In each case, credit performance over the medium- and long-term is susceptible to economic and market forces and therefore forecasts remain uncertain. Instability and uncertainty in the commercial and residential real estate markets, headwinds for lease rates and landlord cash flows, as well as in the broader commercial and retail credit markets, could have a material adverse effect on our financial condition and results of operations.

Our business could be adversely affected by difficult economic conditions in the regions in which we operate.

We operate in seven states and the District of Columbia. Most of our customers are individuals and small- and medium-sized businesses that are dependent upon their regional economies. The economic conditions in these local markets may be different from, and in some instances worse than, economic conditions in the U.S. as a whole. Challenging macroeconomic, recessionary and employment conditions in the market areas we serve could result in the following consequences, any of which could have a material adverse effect on our business, financial condition and results of operations:

- demand for our loans, deposits and services may decline;

- loan delinquencies, problem assets, foreclosures and charge-offs may increase;

- weak economic conditions could limit the demand for loans by creditworthy borrowers, limiting our capacity to leverage our retail deposits and maintain our net interest income;

- collateral for our loans may decline in value; and

- the amount of our low-cost or non-interest-bearing deposits may decrease.

The banking and financial services industry continually encounters technological change, especially in the systems that are used to deliver products to, and execute transactions on behalf of, customers, and if we fail to continue to invest in technological improvements as they become appropriate or necessary, our ability to compete effectively could be severely impaired.

The banking and financial services industry continually undergoes technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better compete for and serve customers and reduce costs. Our future success will depend, in part, on our ability to address customer needs by using secure technology to provide products and services that will satisfy customer demands, as well as create additional efficiencies in our operations. Many of our larger competitors have greater resources to invest in technological improvements, and we may not effectively implement new technology-driven products and services or do so as quickly as our competitors. Failure to successfully keep pace with technological change affecting the banking and financial services industry could negatively affect our revenue and profitability.

In addition, although the digital asset marketplace has in recent months experienced substantial instability, transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased over the course of the last several years. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions as illustrated by the current market downturn. Accordingly, digital asset service providers - which, at present are not subject to the extensive regulation as banking organizations and other financial institutions - have become active competitors for our customers' banking business. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

An interruption in or breach in security of our information systems, or other cybersecurity risks, could result in a loss of customer business, increased compliance and remediation costs, civil litigation or governmental regulatory action, and have an adverse effect on our results of operations, financial condition and cash flows.

As part of our business, we collect, process and retain sensitive and confidential client and customer information in both paper and electronic form and rely heavily on communications and information systems for these functions. This information includes non-public, personally-identifiable information that is protected under applicable federal and state laws and regulations. Additionally, certain of these data processing functions are not handled by us directly, but are outsourced to third-party providers. Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism and other physical security threats, computer viruses or compromises, ransomware attacks, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential business, employee or customer information, whether originating with us, our vendors or retail businesses, could severely damage our reputation, expose us to the risks of civil litigation and liability, require the payment of regulatory fines or penalties or undertaking of costly remediation efforts with respect to third parties affected by a security breach, disrupt our operations, and have a material adverse effect on our business, financial condition and results of operations.

The cost of our day-to-day cybersecurity monitoring and protection systems and controls may increase over time. We may also need to expend substantial resources to comply with the data security breach notification requirements adopted by banking regulators and the states, which have varying levels of individual, consumer, regulatory or law enforcement notification and remediation requirements in certain circumstances in the event of a security breach.

Cybersecurity risks appear to be growing and, as a result, the cyber-resilience of banking organizations is of increased importance to federal and state banking agencies and other regulators. New or revised laws and regulations may significantly impact our current and planned privacy, data protection and information security-related practices, the collection, use, sharing, retention and safeguarding of consumer and employee information, and current or planned business activities. Compliance with current, proposed, or future privacy, data protection and information security laws to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could materially and adversely affect our profitability.

In the last few years, there have been an increasing number of cyber incidents, including several well-publicized cyber-attacks that targeted other U.S. companies, including financial services companies much larger than us. Cyber-attacks involving large financial institutions are becoming more common and increasingly sophisticated. Further, threat actors are increasingly seeking to target vulnerabilities in software systems used by large numbers of banking organizations in order to conduct malicious cyber activities. These types of attacks have resulted in increased supply chain and third-party risk. In addition, on March 21, 2022, the Biden Administration issued a warning regarding the potential for Russia to engage in malicious cyber activities, specifically including attacks on critical infrastructure such as the financial sector, in response to the international economic sanctions that have been imposed against the Russian government and organizations and individuals within Russia.

As technology advances, the ability to initiate transactions and access data has also become more widely distributed among mobile devices, personal computers, automated teller machines, remote deposit capture sites and similar access points, some of which are not controlled or secured by us. It is possible that we could have exposure to liability and suffer losses as a result of a security breach or cyber-attack that occurred through no fault of ours. Although we maintain specific "cyber" insurance coverage, which would apply in the event of various breach scenarios, the amount of coverage may not be adequate in any particular case. In addition, cyber threat scenarios are inherently difficult to predict and can take many forms, several of which may not be covered under our cyber insurance coverage. As cyber threats continue to evolve and increase, we may be required to spend significant additional resources to continue to modify or enhance our protective and preventative measures or to investigate and remediate any information security vulnerabilities.

Cybersecurity risks for financial institutions also have evolved as a result of the increased interconnectedness of operating environments and the use of new technologies, devices and delivery channels to transmit data and conduct financial transactions. The adoption of new products, services and delivery channels contribute to a more complex operating environment, which enhances operational risk and presents the potential for additional structural vulnerabilities. In addition, the adoption of hybrid and remote work environments following the COVID-19 pandemic presents institutions with additional cybersecurity vulnerabilities and risks.

Our day-to-day operations rely heavily on the proper functioning of products, information systems and services provided by third-party, external vendors.

We rely on certain external vendors to provide products, information systems and services necessary to maintain our day-to-day operations. These third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. Any complications caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to comply with applicable laws and regulations or to conform to our internal controls and risk management procedures, and failure of a vendor to provide services for any reason or poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business. Financial or operational difficulties of a third-party vendor could also hurt our operations if those difficulties interfere with the vendor's ability to provide services. Furthermore, our vendors could also be sources of operational and information security risk, including from breakdowns or failures of their own systems or capacity constraints. Replacing these third-party vendors could also create significant delay and expense. Problems caused by external vendors could be disruptive to our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

There may be risks resulting from the extensive use of models in our business.

We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, developing presentations made to market analysts and others, creating loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy, developing strategic planning initiatives, capital stress testing and calculating regulatory capital levels, as well as to estimate the value of financial instruments and Balance Sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating models will be adversely affected due to the inadequacy of such information. Also, information we provide to the public or to our regulators based on poorly designed or implemented models could be inaccurate or misleading. Certain decisions that the regulators make, including those related to capital distributions and dividends to our stockholders, could be adversely affected due to the regulator's perception that the quality of the models used to generate our relevant information is insufficient.

Our asset valuations may include methodologies, estimations and assumptions that are subject to differing interpretations and this, along with market factors such as volatility in one or more markets or industries, could result in changes to asset valuations that may materially adversely affect our results of operations or financial condition.

We must use estimates, assumptions and judgments when assets are measured and reported at fair value. Assets carried at fair value inherently result in a higher degree of financial statement volatility. Because the assets are carried at fair value, a decline in their value may cause us to incur losses even if the assets in question present minimal risk. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party resources, when available. When such third-party information is not available, we estimate fair value primarily by using cash flow and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying factors or assumptions in any of the areas underlying these estimates could materially impact our future financial condition and results of operations.

During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be more difficult to value certain assets if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were historically in active markets with significant observable data that rapidly become illiquid due to market volatility, a loss in market confidence or other factors. In such cases, valuations in certain asset classes may require more subjectivity and management discretion; valuations may include inputs and assumptions that are less observable or require greater estimation. Further, rapidly changing and unprecedented market conditions in any particular market (e.g., credit, equity, fixed income) could materially impact the valuation of assets as reported within our Consolidated Financial Statements, and the period-to-period changes in value could vary significantly. We may be required to record future impairment charges if the declines in asset values are considered other-than-temporary. If the impairment charges are significant enough, they could affect the ability of FNBPA to pay dividends to FNB (which could have a material adverse effect on our liquidity and our ability to pay dividends to stockholders), and could also negatively impact our regulatory capital ratios and result in us not being classified as "well-capitalized" for regulatory purposes.

Hurricanes, tornadoes, excessive rainfall, droughts or other adverse weather events could negatively affect the local economies in the markets of our footprint, or disrupt our operations in those markets, which could have an adverse effect on our business or results of operations.

The economy of the markets in our footprint is affected, from time to time, by adverse weather events. We cannot predict whether, or to what extent, damage caused by future weather conditions will affect our operations, customers or the economies in our markets. Weather events could cause a disruption in our day-to-day business activities in branches within our markets, a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures, and loan losses. Even if a weather event does not cause any physical damage in our markets, a significant weather event could affect the market value of property within our footprint, particularly agricultural interests, which are highly sensitive to excessive rainfall or droughts.

The impacts of the pandemic on our business, financial condition and results of operations are likely to continue to change.

The COVID-19 pandemic caused significant disruption in the international and U.S. economies and financial markets and had an adverse effect on our business. The spread of COVID-19 caused death, illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability. Activity restrictions imposed in response to the pandemic, as well as other consequences of the pandemic, resulted in significant adverse effects for many different types of businesses, and caused significant disruption of the U.S. workforce, including labor shortages resulting from employee resignations, retirements, layoffs and furloughs, which also impacted the regions in which we operate.

The effects of the COVID-19 pandemic have varied significantly by region, and the extent of the effects of the pandemic on the U.S. and global economies, labor markets and financial markets are likely to continue to change. Future developments will be highly uncertain and cannot be predicted, including the effectiveness of post-pandemic remote working arrangements, third party providers' ability to continue to support our operations, and any further actions taken by governmental authorities and other third parties. Additionally, although there is a greater understanding of the COVID-19 virus and the US population is much more aware of behaviors to adopt to limit transmission, there remains the prospect, that new, possibly more resilient, or lethal variants, could emerge resulting in widespread lockdowns akin to those in 2020 and similar increased economic, labor, supply chain and other significant disruption which may impact our businesses. Accordingly, the pandemic and related dynamics could materially and adversely affect our business, operations, operating results, financial condition, liquidity or capital levels.

6. Legal and Compliance Risk

Fiscal challenges facing the U.S. government could negatively impact financial markets which in turn could have an adverse effect on our financial position or results of operations.

A U.S. government debt default, threatened debt default, or downgrade of the sovereign credit ratings of the U.S. by credit rating agencies, could have an adverse impact on financial markets, interest rates and economic conditions in the U.S. and worldwide.

Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the U.S. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations for a period of time, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. In connection with prior political disputes over U.S. fiscal and budgetary issues leading to the U.S. government shutdown in 2011, S&P lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. A further downgrade, or a downgrade by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide.

In addition to affecting the price and liquidity of U.S. government securities, a government default or threat of default could disrupt the market for or affect the pricing of repurchase agreements in U.S. government securities (Repos) a type of secured financing transaction used by many financial institutions, including FNBPA, to manage short-term funding needs, invest short-term cash balances and manage inventories of government securities. Overnight rates on Repo transactions are used by the FRB to calculate SOFR, the benchmark interest rate that is replacing LIBOR on loans and other financial contracts. A disruption in the Repo markets could affect interest rates paid on SOFR-benchmarked loans and payments on swaps and other financial contracts that use SOFR as a benchmark rate.

A debt default or further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could also adversely affect the ability of the U.S. government to support the financial stability of Fannie Mae, Freddie Mac and the FHLBs, with which FNB does business, obtains financing, engages with for sales of mortgages, and in whose securities FNB invests.

Our financial condition and results of operations may be adversely affected by changes in federal, state or local tax rules and regulations, or interpretations.

We are subject to legislative tax rate changes that could increase our effective tax rates. Depending on enactment dates, these law changes may be retroactive to previous periods and as a result could negatively affect our current and future financial performance. The Inflation Reduction Act of 2022 imposed a 15% minimum tax on corporations that earn more than $1 billion per year and a non-deductible 1% excise tax on repurchases of stock by "covered corporations," such as FNB, occurring after December 31, 2022.

Our income tax expense has differed from the tax computed at the U.S. federal statutory income tax rate due primarily to discrete items. The current Presidential Administration's approach to corporate tax rates could affect our future results of operations. Our future effective tax rates could be affected by additional changes in the federal tax rates and in tax rates in jurisdictions where our income is earned, by changes in or our interpretation of tax rules and regulations in the jurisdictions in which we do business, by unexpected negative changes in business and market conditions that could reduce certain tax benefits, or by changes in the valuation of our DTAs and DTLs. Changes in statutory tax rates or DTAs and DTLs may adversely affect our profitability and results of operations in future periods.

Our financial condition and results of operations may be adversely affected by changes in accounting policies, standards and interpretations.

The FASB, regulatory agencies and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of our financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB, SEC and banking regulators) may change prior interpretations or positions on how these standards should be applied. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact our business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. In recent years, governments across the world have entered into international agreements to attempt to reduce global temperatures, in part by limiting greenhouse gas emissions. The U.S. Congress, state legislatures and federal and state regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. Such initiatives have been pursued with rigor under the current Presidential Administration. The leadership of the federal banking agencies, including the FRB and the OCC, have emphasized that their supervisory charge is not to regulate climate concerns, but rather focus on climate-related risks that are faced by banking organizations of all types and sizes, specifically including physical and transition risks, and are in the process of enhancing supervisory expectations regarding banks' risk management practices. The OCC stressed in its 2022 Annual Report that climate-related financial risks pose novel challenges that national banks, together with the OCC, are expected to meet; however, the OCC acknowledged that its focus in this area has purposefully been directed at institutions with more than $100 billion in total assets as risks are more complex and material at such institutions. Relatedly, on March 30, 2022 and December 2, 2022, respectively, the FDIC and FRB issued their own proposed principles for climate risk management, which also are applicable to larger banking organizations.

In light of the foregoing, the largest banks are being encouraged by their regulators to address the climate-related risks that they face by accounting for the effects of climate change in stress testing scenarios and systematic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors, evaluating the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties, incorporating climate-related financial risk into the bank's internal reporting, monitoring and escalation process, planning for transition risk posed by the adjustments to a low-carbon economy, and investing in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. Further, the FRB is in the process of developing scenario analysis to model the possible financial risks associated with climate change. Although the stress testing and risk assessment processes should not initially apply to a banking organization of our size, as we continue to grow and expand the scope of our operations, our regulators generally will expect us to enhance our internal control programs and processes, including with respect to stress testing under a variety of adverse scenarios and related capital planning. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to us, we would expect to experience increased compliance costs and other compliance-related risks.

The above measures may also result in the imposition of taxes and fees, the required purchase of emission credits, and the implementation of significant operational changes, each of which may require us to expend significant capital and incur compliance, operating, maintenance and remediation costs. Given the lack of empirical data on the credit and other financial risks posed by climate change, it is impossible to predict how climate change may impact our financial condition and operations; however, as a banking organization, the physical effects of climate change may present certain unique risks to us.

We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

We operate in a highly regulated environment and our businesses are subject to supervision, regulation, enforcement and prosecution by several governmental agencies, including the SEC, FRB, OCC, CFPB, FDIC, FSOC, DOJ, UST, FINRA, HUD and state attorneys general and banking, financial services, and securities regulators. Regulations are generally intended to provide protection for depositors, borrowers and other customers, as well as the stability of the financial services industry, rather than for investors in our securities. We are subject to changes in federal and state law, regulations, governmental policies, agency supervisory and enforcement policies and priorities, and tax laws and accounting principles. Changes in regulations or the regulatory environment could adversely affect the banking and financial services industry as a whole and could limit our growth and the return to investors by restricting such activities as, for example:

- the payment of dividends and stock repurchases;

- balance sheet growth;

- investments;

- loans and interest rates;

- assessments of fees, such as overdraft and electronic transfer interchange fees;

- the provision of securities, insurance, brokerage or trust services;

- mergers with or acquisitions of other institutions or branches;

- the types of deposit and non-deposit activities in which our subsidiaries may engage; and

- offering of new products and services.

Under regulatory capital adequacy guidelines and other regulatory requirements, FNB and FNBPA must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. From time to time, the regulators implement changes to those regulatory capital adequacy guidelines. Changes to present capital and liquidity requirements could restrict our activities and require us to maintain additional capital. Compliance with heightened capital standards may reduce our ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected.

Our overdraft protection programs and corresponding revenue may be impacted by possible new federal regulatory requirements or scrutiny or industry trends regarding such practices.

Members of Congress and the leadership of the OCC, FDIC and CFPB have expressed a heightened interest in bank overdraft protection programs. The CFPB has used its supervision process to obtain additional information about financial institutions' overdraft practices and has indicated that it intends to pursue enforcement actions against financial institutions, and their executives, that oversee overdraft practices that are deemed to be unlawful. The CFPB also has published guidance containing instructions for financial institutions to avoid the imposition of unlawful overdraft fees. These actions are a component of the CFPB's broader supervision and enforcement initiative targeting so-called consumer "junk fees." In addition, the OCC has identified potential options for reform of national bank overdraft protection practices, including providing a grace period before the imposition of a fee, refraining from charging multiple fees in a single day and eliminating fees altogether.

In response to this increased congressional and regulatory scrutiny of the financial services industry, and in anticipation of possible enhanced supervision and enforcement of overdraft protection practices in the future, certain banking organizations have modified their overdraft protection programs, including by discontinuing the imposition of overdraft transaction fees. These competitive pressures from our peers, as well as any adoption by our regulators of new rules or supervisory guidance or more aggressive examination and enforcement policies in respect of banks' overdraft protection practices, could cause us to modify our program and practices in ways that may have a negative impact on our revenue and earnings. In addition, as supervisory expectations and industry practices regarding overdraft protection programs change, our continued offering of overdraft protection may result in negative public opinion and increased reputation risk. Despite our effort to modify our overdraft practices to conform to recent regulatory guidance and expectations, we may remain subject to regulatory criticism and negative public reaction through our continued offering of these products and services.

Certain provisions of our Articles of Incorporation and By-laws and Pennsylvania law may discourage takeovers.

Our Articles of Incorporation and By-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by our Board of Directors. In particular, our Articles of Incorporation and By-laws:

- require shareholders to give us advance notice to nominate candidates for election to our Board of Directors or to solicit proxies in support of such candidates, or to make shareholder proposals at a shareholders' meeting;

- permit our Board of Directors to issue, without approval of our common shareholders unless otherwise required by law, preferred stock with such terms as our Board of Directors may determine;

- require the vote of the holders of at least 75% of our voting shares for shareholder amendments to our By-laws;

- in the case of a proposed business combination with a shareholder owning 10% or more of the voting shares of FNB, the vote of the holders of at least two-thirds of the voting shares not owned by such shareholder is required to approve the business combination, unless it is approved by a majority of FNB's disinterested directors.

Under Pennsylvania law, only shareholders holding at least 25% of a corporation's outstanding stock may call a special meeting for any purpose. In addition, Pennsylvania law provides that in discharging their duties, including in the context of a takeover attempt, the board of directors, committees of the board and individual directors may consider a broad range of factors as they deem pertinent, which may include but is not limited to shareholders' interests, in considering the best interests of the corporation.

These provisions of our Articles of Incorporation and By-laws and of Pennsylvania law could discourage potential acquisition proposals and could delay or prevent a change in control, even though the holders of a majority of our stock may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace members of our Board of Directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market price of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts.

7. Strategic Risk

If we are not able to continue our historical levels of growth, we may not be able to maintain our historical revenue trends.

To achieve our past levels of growth, we have focused on both organic growth and acquisitions. We may not be able to sustain our historical rate of growth or may not be able to grow at all. More specifically, we may not be able to obtain the financing necessary to fund additional growth. Various factors, such as economic conditions, regulatory and other governmental concerns, and competition, may impede or prohibit the opening of new retail branches or optimizing our existing branch network. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our organic growth. If we are not able to continue our historical levels of growth, we may not be able to maintain our historical revenue trends.

In July 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy which encouraged the federal banking agencies to review their current merger oversight practices under the BHC Act and Bank Merger Act and adopt a plan for revitalization of such practices. In response, on March 25, 2022, the FDIC issued a request for information on the effectiveness of the existing framework for evaluating bank mergers and acquisitions under the FDI Act with particular focus on the increase in asset concentration among banking organizations with more than $100 billion in total assets. The OCC is considering conditioning the agency's approvals of mergers and acquisitions involving larger regional banking organizations (i.e., those with $500 billion or more in total assets) on "actions and credible commitments"—which would result in such mergers being subject to regulatory requirements similar to those which apply to mergers involving Global Systemically Important Banks (or G-SIBs). Further, the Federal Trade Commission (FTC) and DOJ announced in January 2022 a joint public inquiry aimed at strengthening the agencies' enforcement against mergers that would violate the federal antitrust laws. As a result, the FTC and DOJ are believed to be more closely evaluating proposed mergers and acquisitions, including within the financial services sector, that have the potential to limit competition. The timing and prospects for the formal adoption by the federal banking agencies of modified regulatory standards for the evaluation of bank mergers and acquisitions is uncertain at this time. Any enhanced regulatory scrutiny of bank mergers and acquisitions and revision of the framework for merger application review may adversely affect the marketplace for such transactions, could result in future applications being delayed, impeded or restricted in certain respects and could result in new rules that possibly limit the size of financial institutions we may be able to acquire in the future or alter the terms for such transactions. In addition, recessionary concerns, lower stock valuations, and concerns about a highly politicized regulatory and governmental enforcement environment could limit bank merger activity.

8. Merger-Related Risk

Integrating our business with that of Howard and Union may fail to realize the anticipated benefits and cost savings of the merger, which may adversely affect our business results and negatively affect the value of our common stock following the merger.

The success of the mergers, including anticipated benefits and cost savings, will depend, in part, on our ability to successfully combine and integrate the businesses within our projected timeframe in a manner that permits growth opportunities and does not materially disrupt existing customer relationships, impair our reputation or brand, or result in decreased revenues due to loss of customers. Failure to achieve the anticipated benefits of the merger in the timeframes projected could result in significantly increased costs and decreased revenues.

The merger may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our common stock.

We currently expect the mergers to be accretive to earnings per share in the first full calendar year after closing (excluding one-time charges). This expectation, however, is based on preliminary estimates which may materially change. We may encounter additional transaction- and integration-related costs or other factors such as failing to realize all of the benefits anticipated in the merger or we may be subject to other factors that affect preliminary estimates or our ability to realize operational efficiencies. Any of these factors could cause a decrease in our earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the price of our common stock.

Our decisions regarding the valuation associated with Howard Bank and Union Banks' loan portfolios could be incorrect and our credit mark may be inadequate, which may adversely affect the financial condition and results of operations of the combined company after the closing of the merger.

Before signing the merger agreement, we conducted extensive due diligence on a significant portion of the Howard and Union Banks' loan portfolios. However, our review did not encompass each and every loan in the Howard and Union Banks' loan portfolios. In accordance with customary industry practices, we evaluated the Howard and Union Banks' loan portfolios based on various factors including, among other things, historical loss experience, economic risks associated with each loan category, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, and general economic conditions, both local and national. During this process and based on our credit underwriting experience, our management made various subjective assumptions and judgments about the collectability of the loan portfolio, including the creditworthiness and financial condition of the borrowers, the value of the real estate, which is obtained from independent appraisers, other assets serving as collateral for the repayment of the loans, the existence of any guarantees and indemnifications and the economic environment in which the borrowers operate. In addition, the effects of probable decreases in expected principal cash flows on the Howard and Union Banks' loans were considered as part of our evaluation. If these assumptions and judgments turn out to be incorrect, including as a result of the fact that our due diligence review did not cover each individual loan, our estimated credit mark against the Howard and Union Banks' loan portfolios in total may be insufficient to cover actual loan losses after the merger is completed, and adjustments may be necessary to allow for different economic conditions or adverse developments in the Howard and Union Banks' loan portfolios.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

NONE.

ITEM 2.   PROPERTIES

Our corporate headquarters are located in Pittsburgh, Pennsylvania. The Pittsburgh headquarters, which are leased, are also occupied by employees of the Community Banking, Wealth Management and Insurance segments, including customer support and operations personnel. We also lease office space for regional headquarters in the Cleveland, Ohio, Baltimore, Maryland, and Raleigh, Charlotte and Greensboro, North Carolina markets. In Hermitage, Pennsylvania, we continue to maintain administrative offices, as well as offices for personnel of the Community Banking and Wealth Management segments, in a six-story office building, and a data processing and technology center in a two-story office building, both of which are owned by us. Additionally, we lease other office space in Harrisburg and Hermitage, Pennsylvania, and in Raleigh, North Carolina which houses various support departments.

The operating leases for the branches/retail offices of the Community Banking segment expire at various dates through the year 2051 and generally include options to renew. We have other operating leases that have not commenced, including the lease, with a related party, of the future new FNB headquarters building in Pittsburgh, Pennsylvania. For additional information regarding the lease commitments, see Note 11, "Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Following is a table that shows the branches/retail offices, by state, and the branches/retail offices owned and leased for the Community Banking segment:

December 31, 2022	Community Banking
Pennsylvania	184
Ohio	28
Maryland	31
West Virginia	2
North Carolina	96
South Carolina	5
Washington, D.C.	1
Virginia	1
Total number of branches/retail offices	348
Total branches/retail offices owned	194
Total branches/retail offices leased	154

ITEM 3.   LEGAL PROCEEDINGS

We are involved in various pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. These claims result from ordinary business activities relating to our current and/or former operations. Although the ultimate outcome for any asserted claim cannot be predicted with certainty, we believe that we have valid defenses for all asserted claims. In accordance with applicable accounting guidance, when a loss is considered probable and reasonably estimable, we, in conjunction with internal and outside counsel handling the matter, record a liability in the amount of our best estimate for the ultimate loss. We continue to monitor the matter for further developments that could affect the amount of the accrued liability that has previously been established.

Litigation expense represents a key area of judgment and is subject to uncertainty and factors outside of our control. Significant judgment is required in making these estimates and our financial liabilities may ultimately be more or less than the current estimate.

The information required by this Item is set forth in the "Other Legal Proceedings" discussion in Note 17, "Commitments, Credit Risk and Contingencies" in the Notes to the Consolidated Financial Statements, which is included in Item 8 of this Report, and which is incorporated herein by reference in response to this Item.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The name, age and principal occupation for each of our executive officers as of January 31, 2023 are set forth below:

Name	Age	Principal Occupation
Vincent J. Delie, Jr.	58	President and Chief Executive Officer of FNB; Chief Executive Officer of FNBPA
Vincent J. Calabrese, Jr.	60	Chief Financial Officer of FNB; Executive Vice President of FNBPA
Gary L. Guerrieri	62	Chief Credit Officer of FNB; Executive Vice President of FNBPA
James G. Orie	64	Chief Legal Officer and Corporate Secretary of FNB; Executive Vice President of FNBPA
James L. Dutey	49	Corporate Controller and Senior Vice President of FNB
David B. Mitchell, II	65	Chief Wholesale Banking Officer of FNBPA
Barry C. Robinson	59	Chief Consumer Banking Officer of FNBPA

There are no family relationships among any of the above executive officers, and there is no arrangement or understanding between any of the above executive officers and any other person pursuant to which he was selected as an officer. The executive officers are elected by our Board of Directors, subject in certain cases to the terms of an employment agreement between the officer and us.

PART II.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the NYSE under the symbol "FNB." As of January 31, 2023, there were 15,244 holders of record of our common stock. In April 2022, our Board of Directors authorized an additional $150 million available to repurchase shares of our common stock, bringing the total amount authorized for repurchase to $300 million.

The information required by this Item 5 with respect to securities authorized for issuance under equity compensation plans is set forth in Part III, Item 12 of this Report.

We did not purchase any of our own equity securities during the fourth quarter of 2022.

STOCK PERFORMANCE GRAPH

Comparison of Total Return on F.N.B. Corporation's Common Stock with Certain Averages

The following five-year performance graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on our common stock (♦), the S&P MidCap 400 Index (■), KBW NASDAQ Regional Banking Index (▲) and Russell 1000 Index (●). This stock performance graph assumes $100 was invested on December 31, 2017, and the cumulative return is measured as of each subsequent fiscal year end.

F.N.B. Corporation Five-Year Stock Performance
Total Return, Including Stock and Cash Dividends



Source: S & P Global Market Intelligence

40

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MD&A represents an overview of and highlights material changes to our financial condition and consolidated results of operations. This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes presented in Item 8 of this Report. Results of operations for the periods included in this review are not necessarily indicative of results to be obtained during any future period.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Report may contain statements regarding our outlook for earnings, revenues, expenses, tax rates, capital and liquidity levels and ratios, asset quality levels, financial position and other matters regarding or affecting our current or future business and operations. These statements can be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve various assumptions, risks and uncertainties which can change over time. Actual results or future events may be different from those anticipated in our forward-looking statements and may not align with historical performance and events. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance upon such statements. Forward-looking statements are typically identified by words such as "believe," "plan," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "will," "should," "project," "goal," and other similar words and expressions. We do not assume any duty to update forward-looking statements, except as required by federal securities laws.

Our forward-looking statements are subject to the following principal risks and uncertainties:

- Our business, financial results and balance sheet values are affected by business, economic and political circumstances, including, but not limited to: (i) developments with respect to the U.S. and global financial markets; (ii) actions by the FRB, FDIC, CFPB, UST, OCC and other governmental agencies, especially those that impact money supply, market interest rates or otherwise affect business activities of the financial services industry; (iii) a slowing of the U.S. economy in general and regional and local economies within our market area; (iv) inflation concerns; (v) the impacts of tariffs or other trade policies of the U.S. or its global trading partners; and (vi) the sociopolitical environment in the U.S.

- Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of systems and controls, third-party insurance, derivatives, and capital management techniques, and to meet evolving regulatory capital and liquidity standards.

- Competition can have an impact on customer acquisition, growth and retention, and on credit spreads, deposit gathering and product pricing, which can affect market share, loans, deposits and revenues. Our ability to anticipate, react quickly and continue to respond to technological changes and potential additional COVID-19 challenges can also impact our ability to respond to customer needs and meet competitive demands.

- Business and operating results can also be affected by widespread natural and other disasters, pandemics and post-pandemic return to normalcy, global events, including the Ukraine-Russia conflict, shortages of labor, supply chain disruptions and shipping delays, terrorist activities, system failures, security breaches, significant political events, cyber-attacks or international hostilities through impacts on the economy and financial markets generally, or on us or our counterparties specifically.

- Legal, regulatory and accounting developments could have an impact on our ability to operate and grow our businesses, financial condition, results of operations, competitive position, and reputation. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and the ability to attract and retain talent. These developments could include:

  ◦ Policies and priorities of the current U.S. presidential administration, including legislative and regulatory reforms, different approaches to supervisory or enforcement priorities, changes affecting oversight of the financial services industry, regulatory obligations or restrictions, consumer protection, taxes, employee benefits, compensation practices, pension, bankruptcy and other industry aspects, and changes in accounting policies and principles.

  ◦ Changes to regulations or accounting standards governing bank capital requirements, loan loss reserves and liquidity standards.

  ◦ Changes in monetary and fiscal policies, including interest rate policies and strategies of the FOMC.

◦ Unfavorable resolution of legal proceedings or other claims and regulatory and other governmental investigations or inquiries. These matters may result in monetary judgments or settlements, enforcement actions or other remedies, including fines, penalties, restitution or alterations in our business practices, and in additional expenses and collateral costs, and may cause reputational harm to FNB.

◦ Results of the regulatory examination and supervision process, including our failure to satisfy requirements imposed by the federal bank regulatory agencies or other governmental agencies.

◦ Business and operating results are affected by our ability to effectively identify and manage risks inherent in our businesses, including, where appropriate, through effective use of policies, processes, systems and controls, third-party insurance, derivatives, and capital and liquidity management techniques.

◦ The impact on our financial condition, results of operations, financial disclosures and future business strategies related to the impact on the ACL due to changes in forecasted macroeconomic conditions as a result of applying the "current expected credit loss" accounting standard, or CECL.

◦ A failure or disruption in or breach of our operational or security systems or infrastructure, or those of third parties, including as a result of cyber-attacks or campaigns.

• The COVID-19 pandemic and the federal, state, and local regulatory and governmental actions implemented in response to COVID-19 have resulted in increased volatility of the financial markets and national and local economic conditions, supply chain challenges, rising inflationary pressures, increased levels of unemployment and business failures, and the potential to have a material impact on, among other things, our business, financial condition, results of operations, liquidity, or on our management, employees, customers and critical vendors and suppliers. In view of the many unknowns associated with the COVID-19 pandemic, our forward-looking statements continue to be subject to various conditions that may be substantially different in the future than what we are currently experiencing or expecting, including, but not limited to, challenging headwinds for the U.S. economy and labor market and the possible change in commercial and consumer customer fundamentals, expectations and sentiments. As a result of the COVID-19 impact, including uncertainty regarding the potential impact of continuing variant mutations of the virus, U.S. government responsive measures to manage it or provide financial relief, the uncertainty regarding its duration and the success of vaccination efforts, it is possible the pandemic may have a material adverse impact on our business, operations and financial performance.

The risks identified here are not exclusive or the types of risks we may confront and actual results may differ materially from those expressed or implied as a result of these risks and uncertainties, including, but not limited to, the risk factors and other uncertainties described under Item 1A. Risk Factors and the Risk Management sections in this Annual Report on Form 10-K (including the MD&A section), our subsequent 2023 Quarterly Reports on Form 10-Q (including the risk factors and risk management discussions) and our other subsequent filings with the SEC, which are available on our corporate website at https://www.fnb-online.com/about-us/investor-information/reports-and-filings or the SEC's website at www.sec.gov. More specifically, our forward-looking statements may be subject to the evolving risks and uncertainties related to the COVID-19 pandemic and its macro-economic impact and the resulting governmental, business and societal responses to it. We have included our web address as an inactive textual reference only. Information on our website is not part of this Report.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in accordance with GAAP. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. These estimates, assumptions and judgments are based on information available as of the date of the Consolidated Financial Statements; accordingly, as this information changes, the Consolidated Financial Statements could reflect different estimates, assumptions and judgments. Certain policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies followed by FNB are presented in Note 1, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. These policies, along with the disclosures presented in the Notes to Consolidated Financial Statements, provide information on how we value significant assets and liabilities in the Consolidated Financial Statements, how we determine those values and how we record transactions in the Consolidated Financial Statements.

Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the

Consolidated Financial Statements. Management currently views the determination of the ACL, fair value of financial instruments, goodwill and other intangible assets, income taxes and DTAs and litigation reserves to be critical accounting policies.

Allowance for Credit Losses

The ACL is a valuation account that is deducted from the amortized cost basis of loans and leases resulting in the net amount expected to be collected. We charge off loans against the ACL in accordance with our policies or if a loss confirming event occurs. Expected recoveries do not exceed the aggregate of the amounts previously charged-off and expected to be charged-off. The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation: a third-party macroeconomic forecast scenario; a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and the historical through-the-cycle default mean calculated using an expanded period to include a prior recessionary period. Adjustments to historical loss information, where applicable, are made for differences in current loan-specific risk characteristics such as differences in lending policies and procedures, underwriting standards, experience and depth of relevant personnel, the quality of our credit review function, concentrations of credit, external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters and other relevant factors. Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management's expectation of future conditions based on a R&S forecast. To the extent the lives of the loans in the portfolio extend beyond the period for which a R&S forecast can be made, the model reverts over 12 months on a straight-line basis back to the historical rates of default and severity of loss over the remaining life of the loans.

Determining the appropriateness of the ACL is complex and requires significant management judgment about the effect of matters that are inherently uncertain. Due to those significant management judgments and the factors included in the calculation, significant changes to the ACL level could occur in future periods.

The Provision for Credit Losses section in the Results of Operations includes a discussion of the factors affecting changes in the ACL during the current period. See Note 1, "Summary of Significant Accounting Policies" and Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements for further information on the ACL.

Fair Value of Financial Instruments

We use fair value measurements to record fair value adjustments to certain financial assets and liabilities and determine fair value disclosures. Additionally, from time to time we may be required to record at fair value other assets on a non-recurring basis, such as loans held for sale, certain impaired loans, MSRs, OREO and certain other assets. The accounting guidance for fair value measurements includes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Judgment is required to determine which level of the three-level hierarchy certain assets or liabilities measured at fair value are classified.

Fair value represents the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. We use significant and complex estimates, assumptions and judgments when assets and liabilities are required to be recorded at or adjusted to fair value. Where available, fair value and information used to record valuation adjustments for certain assets or liabilities is based on either quoted market prices or are provided by independent third-party sources, including appraisers and valuation specialists. When such third-party information is not available, we may estimate fair value by using cash flow and other financial modeling techniques. Our assumptions about what a market participant would use in pricing an asset or liability is developed based on the best information available in the circumstances. These estimates are inherently subjective and can result in significant changes in the fair value estimates over the life of the asset or liability. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility.

See Note 1, "Summary of Significant Accounting Policies" and Note 26, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for further discussion of accounting for financial instruments.

Goodwill and Other Intangible Assets

As a result of acquisitions, we have recorded goodwill and other identifiable intangible assets on our Consolidated Balance Sheets. Goodwill represents the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Our recorded goodwill relates to value inherent in our Community Banking, Wealth Management and Insurance segments.

The value of goodwill and other identifiable intangibles is dependent upon our ability to provide high quality, cost-effective services in the face of competition. As such, these values are supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or our inability to deliver cost-effective services over sustained periods can lead to impairment in value, which could result in additional expense and adversely impact earnings in future periods.

Goodwill and other intangibles are subject to impairment testing at the reporting unit level, which must be conducted at least annually. We perform annual impairment testing during the fourth quarter, or more frequently if impairment indicators exist. We also continue to monitor other intangibles for impairment and to evaluate carrying amounts, as necessary.

In connection with the preparation of the year-end 2022 financial statements, we completed our annual goodwill impairment test as of October 1, 2022. No impairment was identified in any of our reporting units. We also performed a qualitative analysis through year-end and concluded that it was not more-likely-than-not that the fair value of one or more of our reporting units was below its respective carrying amount, and therefore no triggering event has occurred, as of December 31, 2022.

Inputs and assumptions used in estimating fair value include projected future cash flows, discount rates reflecting the risk inherent in future cash flows, long-term growth rates, anticipated cost savings and an evaluation of market comparables and recent transactions. Goodwill assessments are highly sensitive to economic projections and the related assumptions and estimates used by management. In the event of a prolonged economic downturn or deterioration in the economic outlook, interim quantitative assessments of our goodwill balance could be required in future periods. Any impairment charge would not affect our capital ratios, tangible common equity, tangible book value per share or liquidity position.

See Note 1, "Summary of Significant Accounting Policies" and Note 10, "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements for further discussion of accounting for goodwill and other intangible assets.

Income Taxes and Deferred Tax Assets

We are subject to the income tax laws of federal, state and other taxing jurisdictions where we conduct business. The laws are complex and subject to different interpretations by the taxpayer and various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these inherently complex tax statutes, related regulations and case law. In the process of preparing our tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the taxing authorities or based on management's ongoing assessment of the facts and evolving case law.

We determine deferred income taxes using the balance sheet method. Under this method, the net DTA or DTL is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes the effect of enacted changes in tax rates and laws in the period in which they occur. That effect would be included in income in the reporting period that includes the enactment date of the change. See the Results of Operations, Income Taxes section later in this MD&A for further tax-related discussion.

On a quarterly basis, management assesses the reasonableness of our effective tax rate based on management's current best estimate of pretax earnings and the applicable taxes for the full year. DTAs and DTLs are assessed on an annual basis, or sooner, if business events or circumstances warrant. DTAs represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, and from operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies.

We establish a valuation allowance when it is more likely than not that we will not be able to realize a benefit from our DTAs, or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable DTAs.

See Note 1, "Summary of Significant Accounting Policies" and Note 20, "Income Taxes" in the Notes to Consolidated Financial Statements for further discussion of accounting for income taxes.

Litigation Reserves

The Corporation is involved in various pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. These claims result from ordinary business activities relating to our current and/or former operations. Although the ultimate outcome for any asserted claim cannot be predicted with certainty, we believe that the Corporation has valid defenses for all asserted claims. In accordance with applicable accounting guidance, when a loss is considered probable and reasonably estimable, we, in conjunction with internal and outside counsel handling the matter, record a liability in the amount of our best estimate for the ultimate loss. We continue to monitor the matter for further developments that could affect the amount of the accrued liability that has previously been established.

Litigation expense represents a key area of judgment and is subject to uncertainty and factors outside of our control. Significant judgment is required in making these estimates and our financial liabilities may ultimately be more or less than the current estimate. See our policy on establishing accruals for litigation in Note 17, "Commitments, Credit Risk and Contingencies" in the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements and Developments

Note 2, "New Accounting Standards" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report, discusses new accounting pronouncements adopted by us in 2022 and the expected impact of accounting pronouncements recently issued but not yet required to be adopted.

USE OF NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

To supplement our Consolidated Financial Statements presented in accordance with GAAP, we use certain non-GAAP financial measures, such as operating net income available to common stockholders, operating earnings per diluted common share, return on average tangible common equity, return on average tangible assets, tangible book value per common share, the ratio of tangible equity to tangible assets, the ratio of tangible common equity to tangible assets, efficiency ratio and net interest margin (FTE) to provide information useful to investors in understanding our operating performance and trends, and to facilitate comparisons with the performance of our peers. Management uses these measures internally to assess and better understand our underlying business performance and trends related to core business activities. The non-GAAP financial measures and key performance indicators we use may differ from the non-GAAP financial measures and key performance indicators other financial institutions use to assess their performance and trends.

These non-GAAP financial measures should be viewed as supplemental in nature, and not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. When non-GAAP financial measures are disclosed, the SEC's Regulation G requires: (i) the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and (ii) a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP. Reconciliations of non-GAAP operating measures to the most directly comparable GAAP financial measures are included later in this report under the heading "Reconciliations of Non-GAAP Financial Measures and Key Performance Indicators to GAAP".

Management believes items such as merger expenses, initial provision for non-PCD loans acquired, branch consolidation costs, loss on early debt extinguishment, COVID-19 expenses and gains on sale of Visa class B shares are not organic to run our operations and facilities. These items are considered significant items impacting earnings as they are deemed to be outside of ordinary banking activities. The merger expenses and branch consolidation costs principally represent expenses to satisfy contractual obligations of the acquired entity or closed branch without any useful ongoing benefit to us. These costs are specific to each individual transaction and may vary significantly based on the size and complexity of the transaction. Similarly, gains derived from the sale of Visa class B stock and losses on FHLB debt extinguishment and related hedge terminations are not organic to our operations. The COVID-19 expenses represent special Company initiatives to support our employees and the communities we serve during an unprecedented time of a pandemic.

To facilitate peer comparisons of net interest margin and efficiency ratio, we use net interest income on a taxable-equivalent basis in calculating net interest margin by increasing the interest income earned on tax-exempt assets (loans and investments) to make it fully equivalent to interest income earned on taxable investments (this adjustment is not permitted under GAAP). Taxable-equivalent amounts for the 2022, 2021 and 2020 periods were calculated using a federal statutory income tax rate of 21%.

OVERVIEW

FNB, headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina. As of December 31, 2022, we had 348 branches throughout Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington D.C. and Virginia. We provide a full range of commercial banking, consumer banking, insurance and wealth management solutions through our subsidiary network which is led by our largest affiliate, FNBPA. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, government banking, business credit, capital markets and lease financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance.

FINANCIAL SUMMARY

For the full-year of 2022, net income available to common stockholders was $431.1 million, or $1.22 per diluted common share. Comparatively, full-year 2021 net income available to common stockholders totaled $396.6 million, or $1.23 per diluted common share. On an operating basis, full-year 2022 earnings per diluted common share (non-GAAP) was $1.40, excluding $80.8 million of significant items. Operating earnings per diluted common share (non-GAAP) for the full year of 2021 was $1.24, excluding $4.4 million of significant items.

During 2022, we grew loans by $5.3 billion bringing total assets to nearly $44 billion through a strategic combination of footprint-wide organic growth and two value-adding acquisitions. Our full-year operating earnings per diluted common share (non-GAAP) of $1.40 was the highest level in recent company history, led by record revenue of $1.4 billion. As a result of our strong profitability and focus on shareholder value creation, we returned over $220 million to shareholders through common dividends and our active share repurchase program. The steadfast focus on our disciplined credit culture was evidenced by total delinquencies ending the year at 71 basis points, net charge-offs of 6 basis points for the full year, and a reserve coverage ratio of 1.33% at year end. The strength of our balance sheet coupled with the momentum produced by our consistent performance puts us in an advantageous position as we continue to navigate changing economic conditions.

In January 2022, we acquired Howard, located in Baltimore City, Maryland, including its wholly-owned bank subsidiary, Howard Bank, adding loans and deposits of $1.8 billion for both measures to the balance sheet. In December 2022, we acquired Union, located in Greenville, North Carolina, including its wholly-owned bank subsidiary, Union Bank, adding loans and deposits with estimated fair values of $651 million and $956 million, respectively.

Income Statement Highlights (2022 compared to 2021)

- Record total revenue of $1.4 billion, an increase of $206.4 million, or 16.7%, led to net income available to common stockholders of $431.1 million, an increase of $34.5 million, or 8.7%, and operating net income available to common stockholders (non-GAAP) of $494.9 million, an increase of $94.8 million, or 23.7%.

- Earnings per diluted common share was $1.22, compared to $1.23, a decrease of 0.8%, as average diluted common shares outstanding increased 30.6 million shares, primarily due to the Howard and Union acquisitions.

- Operating earnings per diluted common share (non-GAAP) was $1.40, compared to $1.24, an increase of 12.9%.

- Net interest income was $1.1 billion, compared to $906.5 million, up 23.5%, as the higher interest rate environment benefited earning asset yields given the asset sensitive positioning of the balance sheet and higher yields on new loan originations and investment securities purchases.

- Net interest margin (FTE) (non-GAAP) increased 35 basis points to 3.03% from 2.68%. The FOMC raised the target federal funds rate by a total of 425 basis points in 2022. The yield on earning assets (non-GAAP) increased 50 basis points to 3.47%, reflecting variable-rate loans that repriced upwards in 2022, as well as higher yields on new loan originations, investment securities and excess cash balances, partially offset by significant reductions in PPP contributions. The cost of funds increased 16 basis points to 0.46% due to the cost of interest-bearing deposits increasing 26 basis points to 0.49%, and long-term debt increasing 121 basis points primarily from the August 2022 offering of $350 million in senior notes. These increases in the cost of interest-bearing deposits and borrowings were partially offset by strong growth in non-interest-bearing deposits.

- Non-interest income was $323.6 million, decreasing $6.9 million, or 2.1%, compared to a record level of $330.4 million in the prior year, primarily due to decreases in mortgage banking operations income and SBA premium income, with both being impacted by the higher interest rate environment, partially offset by an increase in service charges and wealth management revenues.

- Non-interest expense was $826.4 million, compared to $733.2 million. Excluding significant items totaling $52.3 million in 2022 and $4.4 million in 2021, operating non-interest expense (non-GAAP) increased $45.4 million, or 6.2%. Occupancy and equipment increased $16.1 million, or 12.6%, primarily from technology-related investments and the acquired Howard and Union expense bases.

- The provision for credit losses totaled $64.2 million, compared to $0.6 million, including $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions in 2022. The increase was also due to coverage for significant loan growth, as well as CECL-related model impacts from forecasted macroeconomic slowdown and lower prepayment speed assumptions.

- Net charge-offs totaled $16.2 million, or 0.06% of total average loans, compared to $13.9 million, or 0.06%, in 2021.

- Income tax expense increased $15.1 million, or 15.4%, primarily due to higher pre-tax earnings. The effective tax rate was 20.6%, compared to 19.6% in 2021. The increase was driven by higher pre-tax earnings, higher state income taxes and increased FDIC insurance deduction disallowance.

- The efficiency ratio (non-GAAP) was 52.1%, compared to 57.2%.

- Return on average tangible common equity ratio (non-GAAP) was 15.3%, compared to 15.5%.

Balance Sheet Highlights (period-end balances, 2022 compared to 2021, unless otherwise indicated)

- Total assets were $43.7 billion, compared to $39.5 billion, an increase of $4.2 billion, or 10.7%, primarily from organic growth in loans and the Howard and Union acquisitions.

- Period-end total loans and leases, increased $5.3 billion, or 21.2%, which includes Howard acquired loans ($1.8 billion as of the January 22, 2022 acquisition date) and the Union acquired loans ($651 million as of the December 9, 2022 acquisition date). Commercial loans and leases increased $2.8 billion, or 17.2%, even with the decline in PPP loans, and consumer loans increased $2.5 billion, or 29.0%. PPP loans totaled $25.7 million at December 31, 2022, compared to $336.6 million at December 31, 2021. FNB's strong organic loan growth in 2022 was driven by our strategy to grow high-quality loans across our diverse geographic footprint.

- Average loans totaled $27.8 billion, an increase of $2.8 billion, or 11.0%, due to healthy organic growth across our footprint. Growth in average commercial loans totaled $927.0 million, or 5.5%, including growth of $964.9 million, or 9.9%, in commercial real estate partially offset by a decline of $113.9 million, or 1.7%, in commercial and industrial loans, reflecting average PPP loans declining $1.4 billion. Growth in total average consumer loans totaled $1.8 billion, or 22.5%, and was due to an increase in residential mortgage loans of $1.1 billion, or 31.5%, direct home equity installment loans of $533.8 million, or 24.9%, and indirect installment loans of $162.1 million, or 13.3%.

- Total average securities were $7.1 billion, compared to $6.2 billion, an increase of $914.8 million, or 14.7%.

- Total average deposits grew $3.0 billion, or 9.7%, led by growth of $1.5 billion, or 15.4%, in non-interest-bearing deposits, $1.1 billion, or 7.8%, in interest-bearing demand deposits and $533.5 million, or 15.5%, in savings deposits, driven by solid organic growth in customer relationships, as well as the Howard and Union acquisitions. Average time deposits declined $204.1 million, or 6.4%, as customer preferences had shifted to more liquid accounts, however, customers' preferences are beginning to shift back to time deposits as interest rates increase.

- The ratio of loans to deposits was 87.0%, compared to 78.7%, as loan growth outpaced deposit growth. Additionally, the deposit funding mix remained stable with non-interest-bearing deposits totaling 34% of total deposits. Cash and cash equivalents balances decreased $1.8 billion to $1.7 billion due primarily to funding the organic growth of loans and leases as well as the growth in investment securities.

- The dividend payout ratio for 2022 was 39.54%, compared to 39.20%.

- We repurchased nearly 3.3 million shares of our common stock at a weighted average share price of $12.77 for $42.8 million. In April 2022, our Board of Directors approved an additional $150 million for the repurchase of our common stock to be added to our existing share repurchase program, bringing the total authorization to $300 million. There currently is $175.6 million of the authorized amount remaining for future repurchase activity.

- The ratio of the ACL to total loans and leases was 1.33%, compared to 1.38%, a reflection of the strong loan growth. The ACL on loans and leases totaled $402 million at December 31, 2022, compared to $344 million with the increase driven by significant loan growth, CECL-related model impacts from forecasted macroeconomic slowdown and lower prepayment speed assumptions, as well as the initial ACL related to the Howard and Union acquisitions.

- Tangible book value per share (non-GAAP) of $8.27 decreased 3.7% from year-end 2021. AOCI reduced the tangible book value per common share by $0.99 as of December 31, 2022, compared to $0.19 at the end of 2021, primarily due to the increase in unrealized losses on AFS securities resulting from the higher interest rate environment.

- The CET1 regulatory capital ratio was 9.82%, down from 9.92%, primarily due to the significant loan growth in 2022.

TABLE 1

Year-to-Date Results Summary	2022	2021
Reported results		
Net income available to common stockholders (millions)	$ 431.1	$ 396.6
Net income per diluted common share	1.22	1.23
Book value per common share (period-end)	15.39	15.81
Common equity tier 1 capital ratio	9.8 %	9.9 %
Operating results (non-GAAP)		
Operating net income available to common stockholders (millions)	$ 494.9	$ 400.0
Operating net income per diluted common share	1.40	1.24
Average diluted common shares outstanding (thousands)	354,052	323,481
Significant items impacting earnings [1] (millions)		
Pre-tax merger-related expenses	$ (45.3)	$ (1.8)
After-tax impact of merger-related expenses	(35.8)	(1.4)
Pre-tax provision expense related to acquisitions	(28.5)	—
After-tax impact of provision expense related to acquisitions	(22.5)	—
Pre-tax branch consolidation costs	(7.0)	(2.6)
After-tax impact of branch consolidation costs	(5.5)	(2.1)
Total significant items pre-tax	$ (80.8)	$ (4.4)
Total significant items after-tax	$ (63.8)	$ (3.5)
Capital measures		
Common equity tier 1	9.82 %	9.92 %
Tangible common equity to tangible assets (period-end) (non-GAAP)	7.24	7.36
Tangible book value per common share (period-end) (non-GAAP)	$ 8.27	$ 8.59

(1) Favorable (unfavorable) impact on earnings

Industry Developments

INFLATION REDUCTION ACT

On August 16, 2022, the Inflation Reduction Act (IRA) was signed into law. The IRA introduces a 15% corporate alternative minimum tax (AMT) based primarily on consolidated adjusted GAAP net income with a minimum threshold of $1 billion. The corporate AMT provisions are effective for taxable years beginning after December 31, 2022. The details of the computation will be subject to regulations to be issued by the UST. Our current net income levels are well below the $1 billion threshold, but we will monitor regulatory developments and will continue to evaluate the impact, if any, of the corporate AMT.

The IRA imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of any newly issued shares during the taxable year, including stock issued to employees.

LIBOR and SOFR

The FCA, who is the regulator of LIBOR, announced on March 5, 2021 that they will no longer require any panel bank to continue to submit LIBOR after December 31, 2021. As it pertains to U.S. Dollar LIBOR, the FCA announced that certain LIBOR tenors will continue to be published through June 30, 2023. Bank regulators, in a joint statement urged banks to stop using LIBOR altogether on new transactions by the end of 2021 to avoid the possible creation of safety and soundness risk. The FRB of New York has created a working group called the ARRC to assist U.S. institutions in transitioning away from LIBOR as a benchmark interest rate. The ARRC has recommended the use of SOFR as a replacement index for LIBOR.

On March 15, 2022, the Adjustable Interest Rate Act (the LIBOR Act) was signed into law. The LIBOR Act establishes a uniform national approach for replacing LIBOR in legacy contracts that do not provide for the use of a clearly defined replacement benchmark rate. The LIBOR Act also directs the FRB to issue regulations to implement the legislation addressed by this Act.

We have LIBOR exposure in various agreements, including variable rate loans, derivatives and debt we issued and acquired. We created an internal transition team that is managing our transition away from LIBOR. This transition team is a cross-functional team composed of representatives from the commercial, retail and mortgage banking lines of business, as well as representatives from loan operations, information technology, legal, finance and other support functions. The transition team determined that the primary index to be utilized for loans will be SOFR-based.

Beginning in September 2020, adjustable rate mortgage loans have been originated with SOFR as the underlying index. We started originating commercial loans utilizing SOFR and other indices in the fourth quarter of 2021 and, effective January 1, 2022, ceased origination of LIBOR-based loans. For all existing LIBOR-based loans, remediation efforts are scheduled to be completed by June 30, 2023.

Our transition team continues to work within the guidelines established by the FCA and ARRC to provide for a smooth transition away from LIBOR.

RESULTS OF OPERATIONS

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net income available to common stockholders for 2022 was $431.1 million or $1.22 per diluted common share, compared to net income available to common stockholders for 2021 of $396.6 million or $1.23 per diluted common share. Operating earnings per diluted common share (non-GAAP) was $1.40 for 2022 compared to $1.24 for 2021. The results for 2022 included net interest income of $1.1 billion, a 23.5% increase from 2021, driven by strong earning asset growth and a significantly higher interest rate environment, provision for credit losses of $64.2 million including $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions, $7.0 million of branch consolidation expenses and $45.3 million of merger-related expenses. In comparison, the results for 2021 included the impact of $2.6 million of branch consolidation expenses and $1.8 million of merger-related expenses. Average diluted common shares outstanding increased 30.6 million shares, or 9.5%, to 354.1 million shares for 2022 primarily from our acquisitions of Howard and Union.

The major categories of the Consolidated Statements of Income and their respective impact to the increase (decrease) in net income are presented in the following table:

TABLE 2

(in thousands, except per share data)	Year Ended December 31 2022	2021	$ Change	% Change
Net interest income	$ 1,119,780	$ 906,476	$ 213,304	23.5 %
Provision for credit losses	64,206	629	63,577	10,108
Non-interest income	323,553	330,419	(6,866)	(2.1)
Non-interest expense	826,392	733,168	93,224	12.7
Income taxes	113,626	98,496	15,130	15.4
Net income	**439,109**	404,602	34,507	8.5
Less: Preferred stock dividends	8,041	8,041	—	—
Net income available to common stockholders	$ 431,068	$ 396,561	$ 34,507	8.7 %
Earnings per common share – Basic	$ 1.23	$ 1.24	$ (0.01)	(0.8)%
Earnings per common share – Diluted	1.22	1.23	(0.01)	(0.8)
Cash dividends per common share	0.48	0.48	—	—

The following table presents selected financial ratios and other relevant data used to analyze our performance:

TABLE 3

Year Ended December 31	2022	2021
Return on average equity	8.02 %	8.04 %
Return on average tangible common equity [2]	15.31	15.53
Return on average assets	1.05	1.05
Return on average tangible assets [2]	1.14	1.14
Book value per common share [1]	$ 15.39	$ 15.81
Tangible book value per common share [1] [2]	8.27	8.59
Equity to assets [1]	12.93 %	13.03 %
Average equity to average assets	13.05	13.04
Common equity to assets [1]	12.68	12.76
Tangible equity to tangible assets [1] [2]	7.50	7.65
Tangible common equity to tangible assets [1] [2]	7.24	7.36
Common equity tier 1 capital ratio [1]	9.82	9.92
Dividend payout ratio	39.54	39.20

(1) Period-end
(2) Non-GAAP

The following table provides information regarding the average balances and yields earned on interest-earning assets (non-GAAP) and the average balances and rates paid on interest-bearing liabilities:

TABLE 4

| | Year Ended December 31 | | | | | | | | |
| | 2022 | | | 2021 | | | 2020 | | |
(dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets									
Interest-earning assets:									
Interest-bearing deposits with banks	$ 2,174,415	$ 24,005	1.10 %	$ 2,723,493	$ 3,732	0.14 %	$ 470,466	$ 1,910	0.41 %
Federal funds sold	500	29	5.81	—	—	—	—	—	—
Taxable investment securities [(1)]	6,126,544	115,956	1.89	5,131,473	85,633	1.67	5,038,547	106,266	2.11
Tax-exempt investment securities [(1) (2)]	1,010,819	34,508	3.41	1,091,130	37,408	3.43	1,132,307	40,121	3.54
Loans held for sale	189,360	8,151	4.30	227,181	8,276	3.64	212,328	9,817	4.62
Loans and leases [(2) (3)]	27,829,166	1,113,593	4.00	25,075,559	880,609	3.51	25,211,191	984,662	3.91
Total interest-earning assets [(2)]	37,330,804	1,296,242	3.47	34,248,836	1,015,658	2.97	32,064,839	1,142,776	3.56
Cash and due from banks	429,741			386,648			359,936		
Allowance for credit losses	(377,252)			(363,462)			(350,309)		
Premises and equipment	405,023			338,644			336,117		
Other assets	4,166,392			3,992,426			4,196,847		
Total assets	$ 41,954,708			$ 38,603,092			$ 36,607,430		
Liabilities									
Interest-bearing liabilities:									
Deposits:									
Interest-bearing demand	$ 14,951,905	78,599	0.53	$ 13,866,846	18,676	0.13	$ 12,161,766	57,224	0.47
Savings	3,976,285	8,512	0.21	3,442,809	664	0.02	2,890,440	2,822	0.10
Certificates and other time	3,004,482	21,410	0.71	3,208,586	27,875	0.87	4,261,738	72,825	1.71
Total interest-bearing deposits	21,932,672	108,521	0.49	20,518,241	47,215	0.23	19,313,944	132,871	0.69
Short-term borrowings	1,427,361	24,535	1.72	1,660,070	26,675	1.61	2,515,558	38,504	1.53
Long-term borrowings	836,154	32,118	3.84	924,090	24,344	2.63	1,473,708	36,849	2.50
Total interest-bearing liabilities	24,196,187	165,174	0.68	23,102,401	98,234	0.43	23,303,210	208,224	0.89
Non-interest-bearing demand	11,639,499			10,090,117			8,004,557		
Total deposits and borrowings	35,835,686		0.46	33,192,518		0.30	31,307,767		0.66
Other liabilities	643,179			377,386			395,363		
Total liabilities	36,478,865			33,569,904			31,703,130		
Stockholders' equity	5,475,843			5,033,188			4,904,300		
Total liabilities and stockholders' equity	$ 41,954,708			$ 38,603,092			$ 36,607,430		
Net interest-earning assets	$ 13,134,617			$ 11,146,435			$ 8,761,629		
Net interest income (FTE) [(2)]		1,131,068			917,424			934,552	
Tax-equivalent adjustment		(11,288)			(10,948)			(12,470)	
Net interest income		$1,119,780			$ 906,476			$ 922,082	
Net interest spread			2.79 %			2.54 %			2.67 %
Net interest margin [(2)]			3.03 %			2.68 %			2.91 %

(1) The average balances and yields earned on securities are based on historical cost.

(2) The interest income amounts are reflected on an FTE basis (non-GAAP), which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21%. The yield on earning assets and the net interest margin are presented on an FTE basis. We believe this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

(3) Average loans and leases consist of average total loans, including non-accrual loans, less average unearned income.

Net Interest Income

Net interest income on an FTE basis (non-GAAP) of $1.1 billion for 2022 increased $213.6 million, or 23.3%, from $917.4 million for 2021 as the higher interest rate environment benefited earning asset yields given the asset sensitive positioning of the balance sheet and higher yields on new loan originations and investment securities purchases. Average interest-earning assets of $37.3 billion increased $3.1 billion, or 9.0%, from 2021, primarily driven by an increase of $2.8 billion in average loans and leases which included organic growth combined with loans added from the Howard and Union acquisitions. Average interest-bearing liabilities of $24.2 billion increased $1.1 billion, or 4.7%, from 2021, driven by an increase of $1.4 billion in average interest-bearing deposits which included organic growth in new and existing customer relationships, and inflows from the Howard and Union acquisitions, partially offset by a decrease in average borrowings of $320.6 million. Our net interest margin FTE (non-GAAP) was 3.03% for 2022, compared to 2.68% for 2021, as the yield on earning assets increased 50 basis points to 3.47%, reflecting variable-rate loans that repriced upwards in 2022, as well as higher yields on new loan originations, investment securities and excess cash balances, partially offset by significant reductions in PPP contributions. The total cost of funds increased 16 basis points to 0.46%, due to a 26 basis point increase in interest-bearing deposit costs and long-term debt increasing 121 basis points primarily from the August 2022 offering of $350 million aggregate principal amount of 5.150% fixed-rate senior notes due in 2025, partially offset by strong growth in average non-interest-bearing deposits which increased $1.5 billion, or 15.4%.

The following table provides certain information regarding changes in net interest income on an FTE basis (non-GAAP) attributable to changes in the average volumes and yields earned on interest-earning assets and the average volume and rates paid for interest-bearing liabilities for the periods indicated:

TABLE 5

(in thousands)	2022 vs 2021			2021 vs 2020		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income [1]						
Interest-bearing deposits with banks	$ (752)	$ 21,025	$ 20,273	$ 3,087	$ (1,265)	$ 1,822
Federal funds sold	15	14	29	—	—	—
Securities [2]	14,637	12,786	27,423	1,405	(24,751)	(23,346)
Loans held for sale	(1,004)	879	(125)	1,433	(2,974)	(1,541)
Loans and leases [2]	88,865	144,119	232,984	(13,799)	(90,254)	(104,053)
Total interest income [2]	101,761	178,823	280,584	(7,874)	(119,244)	(127,118)
Interest Expense [1]						
Deposits:						
Interest-bearing demand	1,021	58,902	59,923	2,576	(41,124)	(38,548)
Savings	91	7,757	7,848	94	(2,252)	(2,158)
Certificates and other time	(1,192)	(5,273)	(6,465)	(11,465)	(33,485)	(44,950)
Short-term borrowings	(3,747)	1,607	(2,140)	(12,380)	551	(11,829)
Long-term borrowings	(2,325)	10,099	7,774	(13,558)	1,053	(12,505)
Total interest expense	(6,152)	73,092	66,940	(34,733)	(75,257)	(109,990)
Net change [2]	$ 107,913	$ 105,731	$ 213,644	$ 26,859	$ (43,987)	$ (17,128)

(1) The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the net size of the rate and volume changes.

(2) Interest income amounts are reflected on an FTE basis (non-GAAP) which adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21%. We believe this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

Interest income on an FTE basis (non-GAAP) of $1.3 billion for 2022, increased $280.6 million or 27.6% from 2021, resulting from the 2022 interest rate increases by the FOMC and an increase in interest-earning assets of $3.1 billion. The increase in earning assets was primarily driven by a $2.8 billion, or 11.0%, increase in average loans and an increase in average securities of $914.8 million. Growth in total average commercial loans included $964.9 million, or 9.9%, in commercial real estate, partially offset by a decline of $113.9 million, or 1.7%, in commercial and industrial loans, reflecting average PPP loans declining $1.4 billion. Commercial loan origination activity was led by the Cleveland, Pittsburgh and South Carolina markets, with the acquired Howard and Union loans also adding to portfolio balances. Average consumer loans increased $1.8 billion, or

22.5%, with an increase in residential mortgage loans of $1.1 billion, or 31.5%, direct home equity installment loans of $533.8 million, or 24.9%, and indirect installment loans of $162.1 million, or 13.3%, driven by a combination of the Howard and Union acquisitions and organic loan origination activity. Additionally, the net increase in the securities portfolio was a result of management's strategy to deploy excess liquidity into higher yielding securities, as average securities increased $914.8 million, or 14.7%. For 2022, the yield on average earning assets (non-GAAP) increased 50 basis points to 3.47%, compared to 2021, reflecting variable-rate loans that repriced upwards in 2022, as well as higher yields on new loan originations, investment securities and excess cash balances, partially offset by significant reductions in PPP contributions.

Interest expense of $165.2 million for 2022 increased $66.9 million, or 68.1%, from 2021 primarily due to an increase in rates paid and an increase in average interest-bearing deposits. The growth in average deposits reflected inflows from the Howard and Union acquisitions and solid organic growth in new and existing customer relationships. Average interest-bearing deposits increased $1.4 billion, or 6.9%, which reflects the benefit of solid organic growth in customer relationships and the addition of Howard and Union. Average time deposits declined $204.1 million, or 6.4%, as customer preferences had shifted away from higher rate certificates of deposit to lower yielding, more liquid products, however, customers' preferences are beginning to shift back to certificates of deposits as interest rates increase. Average long-term borrowings decreased $87.9 million, or 9.5%, primarily due to a decrease of $234.5 million in long-term FHLB borrowings, partially offset by increases of $123.5 million in senior debt resulting from the issuance of $350 million in 5.150% fixed rate senior notes during August 2022 and $25.8 million in subordinated debt resulting from $25.0 million acquired in the Howard acquisition and $31.0 million acquired in the Union acquisition. The rate paid on interest-bearing liabilities increased 25 basis points to 0.68% for 2022, compared to 0.43% for 2021. Similarly, the cost of interest-bearing deposits increased 26 basis points from 0.23% to 0.49%. These increases were primarily a result of the interest rate actions taken by the FOMC, combined with the issuance of senior debt in August 2022.

Provision for Credit Losses

The provision for credit losses is determined based on management's estimates of the appropriate level of ACL needed to absorb probable life-of-loan losses inherent in the loan and lease portfolio, after giving consideration to charge-offs and recoveries for the period. The following table presents information regarding the provision for credit loss expense and net charge-offs for the years 2020 through 2022:

TABLE 6

(dollars in thousands)	2022	2021	2022 vs 2021 $ Change	2022 vs 2021 % Change	2020	2021 vs 2020 $ Change	2021 vs 2020 % Change
Provision for credit losses (on loans and leases)	$ 61,800	$ (4,853)	$ 66,653	1,373 %	$121,756	$(126,609)	(104)%
Provision for unfunded loan commitments	2,230	5,472	(3,242)	(59)	1,046	4,426	423
Provision for credit losses	$ 64,030	$ 619	$ 63,411	10,244 %	$122,802	$(122,183)	(99)%
Net loan charge-offs	$ 16,151	$ 13,949	$ 2,202	16 %	$59,808	$ (45,859)	(77)%
Net loan charge-offs / total average loans and leases	0.06 %	0.06 %			0.24 %		

Provision for credit losses of $64.0 million during 2022 increased $63.6 million from 2021. The 2022 provision for credit losses is comprised of a $61.8 million provision for loans and leases outstanding and a $2.2 million provision for unfunded loan commitments. The increase reflects $28.5 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions, significant loan growth, as well as CECL-related model impacts from forecasted macroeconomic slowdown and lower prepayment speed assumptions. The provision for unfunded loan commitments was down from a slight year-over-year decline in expected loss in certain segments that also experienced higher utilization. Net charge-offs of $16.2 million for 2022 increased $2.2 million from 2021, with both years at historically low levels of 0.06% of total average loans and leases. For additional information relating to the allowance and provision for credit losses, refer to the Allowance for Credit Losses section of this MD&A.

Non-Interest Income

The breakdown of non-interest income for the years 2020 through 2022 is presented in the following table:

TABLE 7

(dollars in thousands)	2022	2021	2022 vs 2021 $ Change	2022 vs 2021 % Change	2020	2021 vs 2020 $ Change	2021 vs 2020 % Change
Service charges	$ 137,698	$ 121,735	$ 15,963	13.1 %	$ 108,146	$ 13,589	12.6 %
Trust services	39,033	37,370	1,663	4.5	31,249	6,121	19.6
Insurance commissions and fees	24,253	25,522	(1,269)	(5.0)	24,212	1,310	5.4
Securities commissions and fees	23,715	22,207	1,508	6.8	17,441	4,766	27.3
Capital markets income	35,295	36,812	(1,517)	(4.1)	39,337	(2,525)	(6.4)
Mortgage banking operations	20,646	37,355	(16,709)	(44.7)	49,665	(12,310)	(24.8)
Dividends on non-marketable equity securities	11,953	8,588	3,365	39.2	13,736	(5,148)	(37.5)
Bank owned life insurance	11,942	14,866	(2,924)	(19.7)	13,835	1,031	7.5
Net securities gains	48	193	(145)	(75.1)	282	(89)	(31.6)
Loss on debt extinguishment	—	—	—	—	(16,655)	16,655	n/m
Other	18,970	25,771	(6,801)	(26.4)	13,308	12,463	93.7
Total non-interest income	**$ 323,553**	**$ 330,419**	**$ (6,866)**	**(2.1)%**	**$ 294,556**	**$ 35,863**	**12.2 %**

n/m - not meaningful

Total non-interest income of $323.6 million for 2022 decreased $6.9 million, or 2.1%, from $330.4 million in 2021. The variances in significant individual non-interest income items are further explained in the following paragraphs.

Service charges of $137.7 million for 2022 increased $16.0 million, or 13.1%, from $121.7 million in 2021, driven by interchange fees, increases in treasury management services and higher customer activity.

Trust services of $39.0 million for 2022 increased $1.7 million, or 4.5%, from the same period of 2021, primarily driven by strong organic revenue production, partially offset by the market value of assets under management decreasing $346.8 million, or 4.2%, to $7.8 billion at December 31, 2022 given overall market conditions.

Insurance commissions and fees of $24.3 million for 2022 decreased $1.3 million, or 5.0%, from $25.5 million in 2021, with the reduction primarily driven by lower title insurance fees resulting from slowing mortgage demand in the current interest rate environment.

Securities commissions and fees of $23.7 million for 2022 increased $1.5 million, or 6.8% from $22.2 million in 2021, due to increased annuity sales activity, as the increasing interest rate environment provided attractive annuity rates, with revenue contributions across the geographic footprint, most notably in the Carolina and Cleveland regions.

Capital markets income of $35.3 million for 2022 decreased $1.5 million, or 4.1%, from $36.8 million for 2021, as swap activity decreased from elevated levels which was partially offset by an increase in syndications revenue.

Mortgage banking operations income of $20.6 million for 2022 decreased $16.7 million, or 44.7%, from $37.4 million for 2021, as secondary market revenue and mortgage held-for-sale pipelines declined from elevated levels in 2021 due to the sharp increase in interest rates and declining gain on sale margins. Additionally, we are currently holding adjustable-rate mortgage originations in our portfolio. During 2022, we sold $1.1 billion of originated residential mortgage loans, a decrease of 38.8% compared to $1.8 billion for 2021. During 2022, we also recognized a $2.5 million favorable interest-rate related valuation adjustment on MSRs, compared to a $4.8 million favorable adjustment in 2021.

Dividends on non-marketable equity securities of $12.0 million for 2022 increased $3.4 million, or 39.2%, from $8.6 million for 2021, reflecting an increase to the FHLB dividend rate.

Income from BOLI of $11.9 million for 2022 decreased $2.9 million, or 19.7%, from $14.9 million in 2021, primarily due to higher life insurance claims in the prior year.

Other non-interest income was $19.0 million and $25.8 million for 2022 and 2021, respectively, as SBA premium income declined $6.2 million from elevated levels due to the higher interest rate environment leading to lower market premiums and correspondingly lower sold loan volumes.

Non-Interest Expense

The breakdown of non-interest expense for the years 2020 through 2022 is presented in the following table:

TABLE 8

| | | | 2022 vs 2021 | | | 2021 vs 2020 | |
| | | | $ | % | | $ | % |
(dollars in thousands)	2022	2021	Change	Change	2020	Change	Change
Salaries and employee benefits	$ 426,237	$ 418,328	$ 7,909	1.9 %	$ 405,529	$ 12,799	3.2 %
Net occupancy	68,189	58,368	9,821	16.8	71,166	(12,798)	(18.0)
Equipment	76,261	69,973	6,288	9.0	65,312	4,661	7.1
Amortization of intangibles	13,868	12,117	1,751	14.5	13,362	(1,245)	(9.3)
Outside services	72,961	70,553	2,408	3.4	69,258	1,295	1.9
Marketing	15,674	14,320	1,354	9.5	12,559	1,761	14.0
FDIC insurance	20,412	17,881	2,531	14.2	20,073	(2,192)	(10.9)
Bank shares and franchise taxes	13,954	12,629	1,325	10.5	14,376	(1,747)	(12.2)
Merger-related	45,259	1,764	43,495	2,466	—	1,764	—
Other	73,577	57,235	16,342	28.6	78,714	(21,479)	(27.3)
Total non-interest expense	**$ 826,392**	**$ 733,168**	**$ 93,224**	**12.7 %**	**$ 750,349**	**$ (17,181)**	**(2.3)%**

Total non-interest expense of $826.4 million for 2022 increased $93.2 million, or 12.7%, from $733.2 million in 2021. Excluding significant items totaling $52.3 million in 2022 and $4.4 million in 2021, operating non-interest expense (non-GAAP) increased $45.4 million, or 6.2%. The variances in significant individual non-interest expense items are further explained in the following paragraphs.

Salaries and employee benefits of $426.2 million for 2022 increased $7.9 million, or 1.9%, from $418.3 million in 2021, related to normal merit increases and the acquired Howard and Union expense bases. Our total full-time equivalent employees were 4,018 and 3,884 at December 31, 2022 and 2021, respectively.

Net occupancy and equipment expense of $144.5 million for 2022 increased $16.1 million, or 12.6%, from $128.3 million in 2021, primarily from technology-related investments and the acquired Howard and Union expense bases, as well as non-operating expenses (non-GAAP) related to branch consolidation costs of $4.1 million for 2022 and $2.1 million in 2021.

Amortization of intangibles of $13.9 million for 2022 increased $1.8 million, or 14.5%, from the same period of 2021, primarily due to additional core deposit intangibles added as a result of our acquisitions in 2022.

FDIC insurance expense of $20.4 million for 2022 increased $2.5 million, or 14.2%, from 2021, primarily due to loan growth and a shift in the balance sheet mix.

We recorded $45.3 million in merger-related costs in 2022 related to the Howard and Union acquisitions compared to $1.8 million related to the Howard acquisition in 2021.

Other non-interest expense was $73.6 million and $57.2 million for 2022 and 2021, respectively, driven by $2.8 million in branch consolidation costs and an increase in business development expense and other operational costs in 2022. Comparatively, we had $0.5 million in branch consolidation costs and a $2.2 million mortgage recourse reserve release in 2021.

The following table presents non-interest expense excluding significant items impacting earnings:

TABLE 9

(dollars in thousands)	2022	2021	$ Change	% Change
Total non-interest expense, as reported	$826,392	$733,168	$ 93,224	12.7 %
Significant items:				
Branch consolidations	(7,016)	(2,644)	(4,372)	
Merger-related	(45,259)	(1,764)	(43,495)	
Total non-interest expense, excluding significant items [1]	$774,117	$728,760	$ 45,357	6.2 %

(1) Non-GAAP

Income Taxes

The following table presents information regarding income tax expense and certain tax rates:

TABLE 10

Year ended December 31	2022	2021	2020
(dollars in thousands)			
Income tax expense	$ 113,626	$ 98,496	$ 57,485
Effective tax rate	20.6 %	19.6 %	16.7 %
Statutory federal tax rate	21.0	21.0	21.0

Our income tax expense for 2022 increased $15.1 million, or 15.4% from 2021. The effective tax rate was 20.6% for 2022, compared to 19.6% for 2021, primarily resulting from higher pre-tax earnings, higher state income taxes from acquisitions and increased FDIC insurance deduction disallowance. Effective tax rates are lower than the 21% federal statutory rate due to the tax benefits resulting from historic tax credits, tax-exempt income on investments and loans and income from BOLI.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Refer to the MD&A in our 2021 Annual Report on Form 10-K filed with the SEC on February 24, 2022 for a comparison of 2021 to 2020.

FINANCIAL CONDITION

The following table presents our condensed Consolidated Balance Sheets:

TABLE 11

December 31		2022		2021		$ Change	% Change
(dollars in millions)							
Assets							
Cash and cash equivalents	$	1,674	$	3,493	$	(1,819)	(52.1)%
Securities		7,362		6,889		473	6.9
Loans held for sale		124		295		(171)	(58.0)
Loans and leases, net		29,853		24,624		5,229	21.2
Goodwill and other intangibles		2,566		2,304		262	11.4
Other assets		2,146		1,908		238	12.5
Total Assets	$	**43,725**	$	39,513	$	4,212	10.7 %
Liabilities and Stockholders' Equity							
Deposits	$	**34,770**	$	31,726	$	3,044	9.6 %
Borrowings		2,465		2,218		247	11.1
Other liabilities		837		419		418	99.8
Total Liabilities		38,072		34,363		3,709	10.8
Stockholders' Equity		5,653		5,150		503	9.8
Total Liabilities and Stockholders' Equity	$	**43,725**	$	39,513	$	4,212	10.7 %

The significant increase in both assets and liabilities is primarily due to strong organic loan and deposit growth as well as the Howard and Union acquisitions.

Lending Activity

The loan and lease portfolio consists principally of loans and leases to individuals and small- and medium-sized businesses within our primary markets in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

Following is a summary of loans and leases:

TABLE 12

December 31	2022	2021	$ Change	% Change
(in millions)				
Commercial real estate	$ 11,526	$ 9,899	$ 1,627	16.4 %
Commercial and industrial	7,131	5,977	1,154	19.3
Commercial leases	519	495	24	4.8
Other	114	94	20	21.3
Total commercial loans and leases	19,290	16,465	2,825	17.2
Direct installment	2,784	2,376	408	17.2
Residential mortgages	5,297	3,654	1,643	45.0
Indirect installment	1,553	1,227	326	26.6
Consumer lines of credit	1,331	1,246	85	6.8
Total consumer loans	10,965	8,503	2,462	29.0
Total loans and leases	$ 30,255	$ 24,968	$ 5,287	21.2 %

Total loans and leases increased $5.3 billion, or 21.2%, to $30.3 billion at December 31, 2022, compared to $25.0 billion at December 31, 2021, reflecting a commercial loans and leases increase of $2.8 billion or 17.2%, and an increase in consumer loans of $2.5 billion or 29.0%. The increase included Howard acquired loans ($1.8 billion as of the January 22, 2022, acquisition date) and Union acquired loans ($651 million as of the December 9, 2022 acquisition date). Our strong organic loan growth in 2022 was primarily attributable to growth across our diverse footprint, with the largest increases noted in the Cleveland, Pittsburgh and South Carolina markets.

As of December 31, 2022, 30.2% of the commercial real estate loans were owner-occupied, while the remaining 69.8% were non-owner-occupied, compared to 28.8% and 71.2%, respectively, as of December 31, 2021. As of December 31, 2022 and 2021, we had commercial construction loans of $1.7 billion at each respective date representing 5.7% and 6.9% of total loans and leases, respectively. Additionally, as of December 31, 2022 and 2021, we had residential construction loans of $379.4 million and $300.6 million, respectively, representing 1.3% and 1.2% of total loans and leases, respectively. The increase in construction loans reflects the continued shortage of existing homes available for sale relative to strong homebuying demand.

Commercial and industrial loans are loans to businesses that are not secured by real estate where the borrower's leverage and cash flows from operations are the primary default risk drivers. PPP loans, included in the commercial and industrial loans category, have declined significantly and totaled $25.7 million and $336.6 million at December 31, 2022 and 2021, respectively. The growth in the commercial and industrial loans category was led by activity in the Cleveland, Pittsburgh and North Carolina markets, while the growth in residential mortgages reflected growth in adjustable-rate mortgages and the continued success of our Physicians First mortgage program, which is a digital program that provides a bundled suite of specialized products to meet the personal and professional needs of physicians, dentists, veterinarians and other healthcare professionals.

Within our primary lending footprint, certain industries are more predominant given the geographic location of these lending markets. We strive to maintain a diverse commercial loan portfolio by avoiding undue concentrations or exposures to any particular sector, and we actively monitor our commercial loan portfolio to ensure that our industry mix is consistent with our risk appetite and within targeted thresholds. Several factors are taken into consideration when determining these thresholds, including recent economic and market trends. As of December 31, 2022 and 2021, there were no concentrations of loans relating to any industry in excess of 10% of total loans.

Additional information relating to originated loans and loans acquired in business combinations is provided in Note 3, "Mergers and Acquisitions" and Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Following is a summary of the maturity distribution of loan categories with fixed and floating interest rates as of December 31, 2022:

TABLE 13

(in millions)	Within 1 Year		1-5 Years		Over 5 Years Through 15 years		After 15 Years		Total	
Commercial real estate	$	1,424	$	4,657	$	4,845	$	600	$	11,526
Commercial and industrial		1,541		4,581		864		145		7,131
Commercial leases		78		283		154		4		519
Other		8		96		9		1		114
Total commercial loans and leases		3,051		9,617		5,872		750		19,290
Direct installment		16		173		1,622		973		2,784
Residential mortgages		9		59		414		4,815		5,297
Indirect installment		22		675		856		—		1,553
Consumer lines of credit		146		35		262		888		1,331
Total consumer loans		193		942		3,154		6,676		10,965
Total	$	3,244	$	10,559	$	9,026	$	7,426	$	30,255
Loans with maturities over one year:										
Fixed			$	3,424	$	4,453	$	4,081	$	11,958
Floating				7,135		4,573		3,345		15,053

For additional information relating to lending activity, see Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. For additional information on repricing of floating interest rates, see the Market Risk section of MD&A, which is included in Item 7 of this Report.

Non-Performing Assets

Non-performing loans include non-accrual loans and non-performing TDRs. Past due loans are reviewed monthly to identify loans for non-accrual status. We place a loan on non-accrual status and discontinue interest accruals on originated loans generally when principal or interest is due and has remained unpaid for a certain number of days, unless the loan is both well secured and in the process of collection. Commercial loans are placed on non-accrual at 90 days, installment loans are placed on non-accrual at 120 days and residential mortgages and consumer lines of credit are generally placed on non-accrual at 180 days. When a loan is placed on non-accrual status, all unpaid accrued interest is reversed. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid and the ultimate ability to collect the remaining principal and interest is reasonably assured. TDRs are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress.

Non-accrual loans of $113.4 million at December 31, 2022 increased 29.1% compared to December 31, 2021, representing a $25.5 million increase, however they were still at relatively low levels. This increase is primarily attributed to the migration of a commercial and industrial credit during the fourth quarter of 2022.

Following is a summary of non-performing loans and leases, by class:

TABLE 14

December 31		2022		2021		$ Change		% Change
(in millions)								
Commercial real estate	$	39	$	48	$	(9)		(18.8)%
Commercial and industrial		44		15		29		193.3
Commercial leases		1		1		—		—
Total commercial loans and leases		84		64		20		31.3
Direct installment		7		7		—		—
Residential mortgages		14		10		4		40.0
Indirect installment		1		2		(1)		(50.0)
Consumer lines of credit		7		5		2		40.0
Total consumer loans		29		24		5		20.8
Total non-performing loans and leases	$	113	$	88	$	25		28.4 %

Following is a summary of non-performing assets:

TABLE 15

December 31		2022		2021
(dollars in millions)				
Non-accrual loans	$	113	$	88
Total non-performing loans and leases		113		88
Other real estate owned		6		8
Total non-performing assets	$	119	$	96
Non-performing loans / total loans and leases		0.37 %		0.35 %
Non-performing loans + OREO / total loans and leases + OREO		0.39		0.39
Non-performing assets / total assets		0.27		0.24

Troubled Debt Restructured Loans

TDRs are loans whose contractual terms have been modified in a manner that grants a concession to a borrower experiencing financial difficulties. TDRs typically result from loss mitigation activities and could include the extension of a maturity date, interest rate reduction, principal forgiveness, deferral or decrease in payments for a period of time and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral.

TDRs that are accruing and performing include loans for which we can reasonably estimate the timing and amount of the expected cash flows on such loans and for which we expect to fully collect the new carrying value of the loans. TDRs that are accruing and non-performing are comprised of loans that have not demonstrated a consistent repayment pattern on the modified terms for more than six months, however it is expected that we will collect all future principal and interest payments. TDRs that are on non-accrual are not placed on accruing status until all delinquent principal and interest have been paid and the ultimate ability to collect the remaining principal and interest is reasonably assured. Some loan modifications classified as TDRs may not ultimately result in the full collection of principal and interest, as modified, and may result in incremental losses which are factored into the ACL estimate. Additional information related to our TDRs is included in Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report. In March 2022, the FASB issued ASU No. 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosure*. We will adopt the ASU on its effective date, January 1, 2023. The ASU eliminates TDR accounting for entities that have adopted Update 2016-13, while enhancing disclosure requirements for certain loan modifications when a borrower is experiencing financial difficulty. Adoption of this Update is not expected to have a material impact on our consolidated financial statements.

Following is a summary of accruing and non-accrual TDRs, by class:

TABLE 16

(in millions)	Accruing		Non-Accrual		Total	
December 31, 2022						
Commercial real estate	$	5	$	15	$	20
Commercial and industrial		—		1		1
Total commercial loans		5		16		21
Direct installment		19		3		22
Residential mortgages		33		4		37
Consumer lines of credit		6		1		7
Total consumer loans		58		8		66
Total TDRs	$	63	$	24	$	87
December 31, 2021						
Commercial real estate	$	6	$	21	$	27
Commercial and industrial		—		1		1
Total commercial loans		6		22		28
Direct installment		21		4		25
Residential mortgages		27		5		32
Consumer lines of credit		6		1		7
Total consumer loans		54		10		64
Total TDRs	$	60	$	32	$	92

Following is a summary of loans and leases 90 days or more past due on which interest accruals continue:

TABLE 17

December 31		2022		2021
(dollars in millions)				
Total loans and leases 90 days or more past due	$	12	$	6
As a percentage of total loans and leases		0.04 %		0.02 %

Following is a table showing the amounts of contractual interest income and actual interest income related to non-performing loans:

TABLE 18

December 31		2022		2021		2020
(in millions)						
Gross interest income:						
Per contractual terms	$	11	$	9	$	13
Recorded during the year		—		—		—

Allowance for Credit Losses on Loans and Leases

The CECL model takes into consideration the expected credit losses over the life of the loan at the time the loan is originated. The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation:

- a third-party macroeconomic forecast scenario;

- a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and

- the historical through the cycle default mean calculated using an expanded period to include a prior recessionary period.

At December 31, 2022 and 2021, we utilized a third-party consensus macroeconomic forecast reflecting the current and projected macroeconomic environment. For our ACL calculation at December 31, 2022, the macroeconomic variables that we utilized included, but were not limited to: (i) the purchase only Housing Price Index, which declines 3.7% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which declines 0.9% over our R&S forecast period, (iii) S&P Volatility, which decreases 41.0% in 2023 and 8.1% in 2024 and (iv) bankruptcies, which increase steadily over the R&S forecast period but average below historic levels. Macroeconomic variables that we utilized for our ACL calculation as of December 31, 2021 included, but were not limited to: (i) the purchase only Housing Price Index, which reflected growth of 6.3% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which reflected growth of 13.0% over our R&S forecast period, (iii) S&P Volatility, which increases 15.2% in 2022 and 1.9% in 2023 and (iv) bankruptcies, which increase steadily over the R&S forecast period but average below historical levels.

Following is a summary of certain data related to the ACL and loans and leases:

TABLE 19

Year Ended December 31	Net Loan Charge-Offs (Recoveries)		Net Loan Charge-Offs to Average Loans	
	2022	2021	2022	2021
(dollars in millions)				
Commercial real estate	$ 8.4	$ 2.5	0.03 %	0.01 %
Commercial and industrial	1.5	9.1	0.01	0.04
Commercial leases	0.1	(0.7)	—	—
Other commercial	2.4	1.0	0.01	—
Direct installment	(0.1)	0.4	—	—
Residential mortgages	0.1	0.4	—	—
Indirect installment	3.9	0.9	0.01	0.01
Consumer lines of credit	(0.1)	0.3	—	—
Total net loan charge-offs on loans and leases; net loan charge-offs/average loans	$ 16.2	$ 13.9	0.06 %	0.06 %
Allowance for credit losses/total loans and leases			1.33 %	1.38 %
Allowance for credit losses/non-performing loans			354.26	391.90

Following is a summary of changes in the AULC by portfolio segment:

TABLE 20

Year Ended December 31		2022		2021		2020
(in millions)						
Balance at beginning of period	$	19	$	14	$	3
Provision for unfunded loan commitments and letters of credit:						
Commercial portfolio		2		5		1
Consumer portfolio		—		—		—
ASC 326 adoption impact:						
Commercial portfolio		—		—		8
Consumer portfolio		—		—		2
Balance at end of period	$	21	$	19	$	14

The ACL on loans and leases of $401.7 million at December 31, 2022 increased $57.4 million, or 16.7%, from December 31, 2021 with the increase primarily driven by significant loan growth, a forecasted macroeconomic slowdown and lower prepayment speed assumptions, as well as the initial ACL related to the Howard and Union acquisitions. Our ending ACL coverage ratio at December 31, 2022 was 1.33%, compared to 1.38% at December 31, 2021. Total provision for credit losses during 2022 was $64.2 million, compared to $0.6 million for the same period in 2021, reflecting $19.1 million of initial provision for non-PCD loans associated with the Howard acquisition in the first quarter of 2022 and $9.4 million related to the Union acquisition in the fourth quarter of 2022, and coverage for significant loan growth, as well as CECL-related model impacts from forecasted macroeconomic slowdown and lower prepayment speed assumptions. Net charge-offs were $16.2 million, or 0.06%, of total average loans, compared to $13.9 million, or 0.06%, in 2021, with both periods below historical levels. The ACL as a percentage of non-performing loans for the total portfolio decreased from 392% as of December 31, 2021 to 354% as of December 31, 2022.

Total provision for credit losses during 2021 was $0.6 million. Net charge-offs were $13.9 million, or 0.06%, of total average loans, compared to $59.8 million, or 0.24%, in 2020, reflecting COVID-19 impacts on certain segments of the loan portfolio in 2020.

The provision for credit losses during 2020 was $122.8 million, which reflected COVID-19 related macroeconomic impacts and life-of-loan CECL reserving requirements in 2020. Net charge-offs totaled $59.8 million or 0.24% of total average loans, compared to $28.3 million or 0.12% in 2019, reflecting COVID-19 impacts on certain segments of the loan portfolio.

Following is a summary of the allocation of the ACL and the percentage of loans in each category to total loans:

TABLE 21

December 31		2022			2021	
(dollars in millions)		**Allowance**	**% of Loans**		**Allowance**	**% of Loans**
Commercial real estate	$	162	38 %	$	157	40 %
Commercial and industrial		102	24		87	24
Commercial leases		14	2		15	2
Other		4	—		3	—
Commercial loans and leases		282	64		261	66
Direct installment		36	9		26	9
Residential mortgages		56	18		33	15
Indirect installment		17	5		14	5
Consumer lines of credit		11	4		10	5
Consumer loans		120	36		83	34
Total	$	402	100 %	$	344	100 %

During 2022, the ACL allocated to commercial and industrial loans increased primarily due to loan growth, macroeconomic forecast model adjustments and the Howard and Union acquisitions; the ACL allocated to direct installment loans increased primarily due to macroeconomic forecast model and prepay speed adjustments; and the ACL allocated to residential mortgage loans increased due to new loan volume, as well as macroeconomic forecast model and prepay speed adjustments.

During 2021, the ACL allocated to commercial real estate decreased primarily due to the improving macroeconomic environment and positive credit quality trends for this portfolio.

Investment Activity

Investment activities serve to generate net interest income while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to hold until maturity are categorized as securities HTM and carried at amortized cost. All other securities are categorized as securities AFS and are recorded at fair value. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit loss at least quarterly. Management has determined that no credit loss exists on securities AFS. Securities, like loans, are subject to similar interest rate and credit risk. In addition, by their nature, securities classified as AFS are also subject to fair value risks that could negatively affect the level of liquidity available to us, as well as stockholders' equity. A change in the value of securities HTM could also negatively affect the level of stockholders' equity if there was a decline in the underlying creditworthiness of the issuers. A CECL methodology is applied to securities HTM. As of December 31, 2022, securities HTM had a CECL ACL of $0.23 million.

As of December 31, 2022, debt securities classified as AFS and HTM totaled $3.3 billion and $4.1 billion, respectively. During 2022, debt securities AFS decreased by $150.4 million and debt securities HTM increased by $623.3 million from December 31, 2021. As of December 31, 2022 and 2021, we did not hold any trading securities.

The following table indicates the respective contractual maturities and weighted-average yields of debt securities HTM, shown at amortized cost, as of December 31, 2022:

TABLE 22

(dollars in millions)	Amount	Weighted Average Yield
Obligations of U.S. Treasury:		
Maturing after five years but within ten years	$ —	5.25 %
Obligations of U.S. government agencies:		
Maturing after ten years	1	5.25
Obligations of U.S. government-sponsored entities:		
Maturing after one year but within five years	52	5.03
States of the U.S. and political subdivisions:		
Maturing within one year	1	2.62
Maturing after one year but within five years	36	2.84
Maturing after five years but within ten years	170	3.13
Maturing after ten years	818	3.73
Other debt securities:		
Maturing after five years but within ten years	12	4.23
Residential mortgage-backed securities:		
Agency mortgage-backed securities	1,178	1.94
Agency collateralized mortgage obligations	953	1.87
Commercial mortgage-backed securities	866	3.53
Total	$ 4,087	2.72 %

The weighted average yields for tax-exempt debt securities are computed on an FTE basis using the federal statutory tax rate of 21.0%.

The amortized cost of AFS and HTM securities are summarized in the following table:

TABLE 23

December 31		2022		2021		$ Change	% Change
(in millions)							
Securities Available for Sale:							
U.S. Treasury	$	278	$	205	$	73	35.6 %
U.S. government agencies		107		154		(47)	(30.5)
U.S. government-sponsored entities		283		194		89	45.9
Residential mortgage-backed securities:							
Agency mortgage-backed securities		1,360		1,342		18	1.3
Agency collateralized mortgage obligations		1,110		1,192		(82)	(6.9)
Commercial mortgage-backed securities		430		294		136	46.3
States of the U.S. and political subdivisions		33		33		—	—
Other debt securities		21		2		19	950.0
Total debt securities available for sale	$	3,622	$	3,416	$	206	6.0 %
Debt Securities Held to Maturity:							
U.S. Treasury	$	—	$	1	$	(1)	n/m
U.S. government agencies		1		1		—	—
U.S. government-sponsored entities		52		—		52	n/m
Residential mortgage-backed securities:							
Agency mortgage-backed securities		1,178		1,191		(13)	(1.1)
Agency collateralized mortgage obligations		953		930		23	2.5
Commercial mortgage-backed securities		866		323		543	168.1
States of the U.S. and political subdivisions		1,025		1,017		8	0.8
Other debt securities		12		—		12	n/m
Total debt securities held to maturity	$	4,087	$	3,463	$	624	18.0 %

n/m - not meaningful

The growth in the HTM commercial mortgage-backed securities sector during the period was driven by our focus on longer duration and stable cash flows for new securities purchases.

For additional information relating to investment activity, see Note 4, "Securities" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Deposits

Our primary source of funds is deposits. These deposits are provided by business, consumer and municipal customers who we serve within our footprint.

Following is a summary of deposits:

TABLE 24

December 31		2022		2021		$ Change		% Change
(in millions)								
Non-interest-bearing demand	$	11,916	$	10,789	$	1,127		10.4 %
Interest-bearing demand		15,100		14,409		691		4.8
Savings		4,142		3,669		473		12.9
Certificates and other time deposits		3,612		2,859		753		26.3
Total deposits	$	34,770	$	31,726	$	3,044		9.6 %

Total deposits increased $3.0 billion, or 9.6%, from December 31, 2021, primarily as a result of growth in non-interest-bearing and interest-bearing demand balances from organic growth in new and existing customer relationships and inflows from the Howard and Union acquisitions. Customer preferences had shifted to more liquid accounts during the low-rate pandemic era, however, customers' preferences are beginning to shift back to certificates of deposits as interest rates increase. The deposit growth helped us eliminate overnight borrowings, reduce higher-cost short-term FHLB borrowings and provide funding for loan growth.

Following is a summary of estimated insured and uninsured time deposits in excess of the FDIC insurance limit by remaining maturity at December 31, 2022:

TABLE 25

(in millions)		Insured		Uninsured		Total
Three months or less	$	800	$	261	$	1,061
Three to six months		441		339		780
Six to twelve months		638		159		797
Over twelve months		865		109		974
Total	$	2,744	$	868	$	3,612

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. Short-term borrowings, made up of customer repurchase agreements (also referred to as securities sold under repurchase agreements), FHLB advances and subordinated notes, decreased to $1.4 billion at December 31, 2022 from $1.5 billion at December 31, 2021, primarily due to a $100.0 million decline in short-term FHLB borrowings.

Following is a summary of selected information relating to short-term FHLB borrowings:

TABLE 26

At or for the Year Ended December 31		2022		2021		2020
(dollars in millions)						
FHLB Advances (Short-term)						
Balance at year-end	$	930	$	1,030	$	1,280
Maximum month-end balance		930		1,280		2,055
Average balance during year		933		1,113		1,699
Weighted average interest rates:						
At year-end		2.18 %		2.14 %		1.97 %
During the year		2.18		2.13		1.83

For additional information relating to deposits and short-term borrowings, see Note 13, "Deposits" and Note 14, "Short-Term Borrowings" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

Capital Resources

The access to, and cost of, funding for new business initiatives, the ability to engage in expanded business activities, the ability to pay dividends and the level and nature of regulatory oversight depend, in part, on our capital position.

The assessment of capital adequacy depends on a number of factors such as expected organic growth in the Consolidated Balance Sheet, asset quality, liquidity, earnings performance and sustainability, changing competitive conditions, regulatory changes or actions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to current operations and to promote public confidence.

We have an effective shelf registration statement filed with the SEC. Pursuant to this registration statement, we may, from time to time, issue and sell in one or more offerings any combination of common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts or units. On August 25, 2022, we completed an offering of $350 million of 5.150% fixed-rate senior notes due in 2025 under this registration statement. The net proceeds of the debt offering after deducting underwriting discounts and commissions and offering expenses were $347.4 million. We used the net proceeds from the sale of the notes for general corporate purposes, which may include repayment of the $300 million in 2.200% senior notes due February 2023, investments at the holding company level, capital to support the growth of FNBPA and refinancing of outstanding indebtedness.

On April 18, 2022, we announced that our Board of Directors approved an additional $150 million for the repurchase of our common stock through our existing share repurchase program bringing the total authorization to $300 million. Since inception, we repurchased 11.0 million shares at a weighted average share price of $11.33 for $124.4 million under this repurchase program, with $175.6 million remaining for repurchase. The repurchases will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. The purchases will be funded from available working capital. There is no guarantee as to the exact number of shares that will be repurchased and we may discontinue purchases at any time. The Inflation Reduction Act of 2022 includes a 1% excise tax on stock repurchases beginning January 1, 2023.

Capital management is a continuous process with capital plans and stress testing for FNB and FNBPA updated at least annually. These capital plans include assessing the adequacy of expected capital levels assuming various scenarios by projecting capital needs for a forecast period of 2-3 years beyond the current year. Both FNB and FNBPA are subject to various regulatory capital requirements administered by federal banking agencies. For additional information, see Note 23, "Regulatory Matters" in the Notes to the Consolidated Financial Statements, which is included in Item 8 of this Report. From time to time, we issue shares initially acquired by us as treasury stock under our various benefit plans. We may issue additional preferred or common stock to maintain our well-capitalized status.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table sets forth contractual obligations of principal that represent required and potential cash outflows as of December 31, 2022:

TABLE 27

(in millions)	Total
Deposits without a stated maturity	$ 31,158
Certificates and other time deposits	3,612
Operating leases	165
Long-term borrowings	1,093
Total	$ 36,028

The following table sets forth the amount of commitments to extend credit and standby letters of credit as of December 31, 2022:

TABLE 28

(in millions)	Total
Commitments to extend credit	$ 13,250
Standby letters of credit	207
Total	$ 13,457

Commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements because while the borrower has the ability to draw upon these commitments at any time, these commitments often expire without being drawn upon. Additionally, we can terminate a significant portion of these commitments at our discretion. For additional information relating to commitments to extend credit and standby letters of credit, see Note 17, "Commitments, Credit Risk and Contingencies" in the Notes to Consolidated Financial Statements, which is included in Item 8 of this Report.

LIQUIDITY

Our goal in liquidity management is to satisfy the cash flow requirements of customers and the operating cash needs of FNB with cost-effective funding. Our Board of Directors has established an Asset/Liability Management Policy to guide management in achieving and maintaining earnings performance consistent with long-term goals, while maintaining acceptable levels of interest rate risk, a "well-capitalized" Balance Sheet and adequate levels of liquidity. Our Board of Directors has also established Liquidity and Contingency Funding Policies to guide management in addressing the ability to identify, measure, monitor and control both normal and stressed liquidity conditions. These policies designate our ALCO as the body responsible for meeting these objectives. The ALCO, which is comprised of members of executive management, reviews liquidity on a continuous basis and approves significant changes in strategies that affect Balance Sheet or cash flow positions. Liquidity is centrally managed daily by our Treasury Department. Liquidity sources from assets include payments from loans and investments, as well as the ability to securitize, pledge or sell loans, investment securities and other assets. Liquidity sources from liabilities are generated primarily through the banking offices of FNBPA in the form of deposits and customer repurchase agreements. FNB also has access to reliable and cost-effective wholesale sources of liquidity. Short- and long-term funds are available for use to help fund normal business operations, and unused credit availability can be utilized to serve as contingency funding if we would be faced with a liquidity crisis.

The principal sources of the parent company's liquidity are its strong existing cash resources plus dividends and interest it receives from its subsidiaries. These dividends may be impacted by the parent's or its subsidiaries' capital needs, statutory laws and regulations, corporate policies, contractual restrictions, profitability and other factors. In addition, through one of our subsidiaries, we regularly issue subordinated notes, which are guaranteed by FNB. The cash position at December 31, 2022 was $654.3 million, up $358.9 million from year-end 2021, primarily due to the $347.7 million net proceeds from a Senior Debt offering in August, part of which will be used to retire debt in February of 2023 (for additional information, see Note 10, "Borrowings" in the Notes to the Consolidated Financial Statements in this Report). Management has utilized various strategies to ensure sufficient cash on hand is available to meet the parent's funding needs.

Two metrics that are used to gauge the adequacy of the parent company's cash position are the LCR and MCH. The LCR is defined as the sum of cash on hand plus projected cash inflows over the next 12 months divided by projected cash outflows over the next 12 months. The MCH is defined as the number of months of corporate expenses and dividends that can be covered by the cash on hand.

The LCR and MCH ratios are presented in the following table:

TABLE 29

December 31	2022	2021	Internal Limit
Liquidity coverage ratio	**1.7 times**	2.4 times	> 1 time
Months of cash on hand	**13.6 months**	16.9 months	> 12 months

Management has concluded that our cash levels remain appropriate given the current market environment.

Our liquidity position has been positively impacted by our ability to generate growth in relationship-based accounts. Organic growth in low-cost transaction deposits was complemented by management's strategy of deposit gathering efforts focused on attracting new customer relationships and deepening relationships with existing customers, in part through internal lead generation efforts leveraging data analytics capabilities. This year we also commenced the roll-out of the new digital eStore kiosks in all FNB branches. Total deposits increased $3.0 billion, or 9.6%, from December 31, 2021, primarily as a result of growth in non-interest-bearing demand balances, expansion of customer relationships as well as interest-bearing demand balances due to the Howard and Union acquisitions. We continue to have success growing total non-interest-bearing demand deposit accounts as they rose $1.1 billion, or 10.4%, and now represent 34.3% of total deposits, up from 34.0% as of December 31, 2021. Further, interest-bearing demand deposits increased $691.0 million, or 4.8% and savings account balances increased $473.5 million, or 12.9%, while time deposits increased $752.7 million, or 26.3%, of which $386.4 million is attributable to the Howard and Union acquisitions as of the closing date of the respective acquisitions. Customer preferences had shifted to more liquid accounts during the low-rate pandemic eras, however, customers' preferences have begun to shift back to certificates of deposits as interest rates have increased. Our strong liquidity position provided us the flexibility to reduce our FHLB borrowings by $100 million and eliminate Howard's overnight borrowings and retire $200 million of Howard's higher-cost FHLB borrowings.

Our cash balances held at the FRB decreased $1.9 billion from year-end 2021 to $1.1 billion at December 31, 2022 as cash was deployed primarily to fund loans and investments.

FNBPA has significant unused wholesale credit availability sources that include the availability to borrow from the FHLB, the FRB, correspondent bank lines, access to brokered deposits and other channels. In addition to credit availability, FNBPA also possesses salable unpledged government and agency securities that could be utilized to meet funding needs. We currently also have excess cash to meet our pledging requirements. At December 31, 2022, we have $1.7 billion of cash and salable unpledged government and agency securities to total assets, or 3.9%. This compares to a policy minimum of 3.0%.

The following table presents certain information relating to FNBPA's credit availability and salable unpledged securities:

TABLE 30

December 31	2022		2021	
(dollars in millions)				
Unused wholesale credit availability	$	**15,669**	$	14,681
Unused wholesale credit availability as a % of FNBPA assets		**35.9 %**		37.2 %
Salable unpledged government and agency securities	$	**592**	$	836
Salable unpledged government and agency securities as a % of FNBPA assets		**1.4 %**		2.1 %
Cash and salable unpledged government and agency securities as a % of FNBPA assets		**3.9 %**		9.8 %

The increase in unused wholesale credit availability was due to increased borrowing capacity with the FHLB.

Another metric for measuring liquidity risk is the liquidity gap analysis. The following liquidity gap analysis as of December 31, 2022 compares the difference between our cash flows from existing earning assets and interest-bearing liabilities over future time intervals. Management monitors the size of the liquidity gaps so that sources and uses of funds are reasonably matched in the normal course of business and in relation to implied forward rate expectations. A reasonably matched position lays a better foundation for dealing with additional funding needs during a potential liquidity crisis. A positive gap position means that more assets are repricing over the next 12 months than liabilities, and net interest income would benefit if interest rates were to rise. The twelve-month cumulative gap to total assets ratio was 3.8% as of December 31, 2022, compared to 11.3% as of December 31, 2021. Management calculates this ratio at least quarterly and it is reviewed regularly by ALCO. The change in the twelve-month cumulative gap to total assets is primarily related to the active deployment of cash into loans and securities.

TABLE 31

(dollars in millions)	Within 1 Month		2-3 Months		4-6 Months		7-12 Months		Total 1 Year	
Assets										
Loans	$	642	$	1,344	$	1,779	$	3,022	$	6,787
Investments		1,341		162		233		466		2,202
		1,983		1,506		2,012		3,488		8,989
Liabilities										
Non-maturity deposits		316		631		947		1,893		3,787
Time deposits		434		634		781		801		2,650
Borrowings		185		316		124		272		897
		935		1,581		1,852		2,966		7,334
Period Gap (Assets - Liabilities)	$	1,048	$	(75)	$	160	$	522	$	1,655
Cumulative Gap	$	1,048	$	973	$	1,133	$	1,655		
Cumulative Gap to Total Assets		2.4 %		2.2 %		2.6 %		3.8 %		

In addition, the ALCO regularly monitors various liquidity ratios and stress scenarios of our liquidity position. The stress scenarios forecast that adequate funding will be available even under severe conditions. Management believes we have sufficient liquidity available to meet our normal operating and contingency funding cash needs.

MARKET RISK

Market risk refers to potential losses arising predominately from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We are primarily exposed to interest rate risk inherent in our lending and deposit-taking activities as a financial intermediary. To succeed in this capacity, we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups do not complement one another. For example, depositors may want short-term deposits, while borrowers may desire long-term loans.

Changes in market interest rates may result in changes in the fair value of our financial instruments, cash flows and net interest income. Subject to its ongoing oversight, the Board of Directors has given ALCO the responsibility for market risk management, which involves devising policy guidelines, risk measures and limits, and managing the amount of interest rate risk and its effect on net interest income and capital. We use derivative financial instruments for interest rate risk management purposes and not for trading or speculative purposes.

Interest rate risk is comprised of repricing risk, basis risk, yield curve risk and options risk. Repricing risk arises from differences in the cash flow or repricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indices, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from "embedded options" within asset and liability products as certain borrowers have the option to prepay their loans, which may be with or without penalty, when rates change, while certain depositors can redeem their certificates of deposit early, which may be with or without penalty, when rates change.

We use an asset/liability model to measure our interest rate risk. Interest rate risk measures we utilize include earnings simulation, EVE and gap analysis. Gap analysis and EVE are static measures that do not incorporate assumptions regarding future business. Gap analysis, while a helpful diagnostic tool, displays cash flows for only a single rate environment. EVE's long-term horizon helps identify changes in optionality and longer-term positions. However, EVE's liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. In these simulations, our current financial position is combined with assumptions regarding future business to calculate net interest income under various hypothetical rate scenarios. The ALCO regularly reviews earnings simulations over multiple years under various interest rate scenarios. Reviewing these various measures provides us with a comprehensive view of our interest rate risk profile, which provides the basis for balance sheet management strategies.

The following repricing gap analysis as of December 31, 2022 compares the difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing over a period of time. Management utilizes the repricing gap analysis as a diagnostic tool in managing net interest income and EVE risk measures.

TABLE 32

(dollars in millions)	Within 1 Month		2-3 Months		4-6 Months		7-12 Months		Total 1 Year	
Assets										
Loans	$	12,251	$	932	$	1,004	$	1,832	$	16,019
Investments		1,351		167		327		454		2,299
		13,602		1,099		1,331		2,286		18,318
Liabilities										
Non-maturity deposits		10,317		—		—		—		10,317
Time deposits		558		633		779		797		2,767
Borrowings		674		633		5		35		1,347
		11,549		1,266		784		832		14,431
Off-balance sheet		(650)		400		(100)		(250)		(600)
Period Gap (assets - liabilities + off-balance sheet)	$	1,403	$	233	$	447	$	1,204	$	3,287
Cumulative Gap	$	1,403	$	1,636	$	2,083	$	3,287		
Cumulative Gap to Assets		3.6 %		4.2 %		5.3 %		8.4 %		

The twelve-month cumulative repricing gap to total assets was 8.4% and 21.6% as of December 31, 2022 and 2021, respectively. The positive cumulative gap positions indicate that we have a greater amount of repricing earning assets than repricing interest-bearing liabilities over the subsequent twelve months. If interest rates increase as modeled, net interest income will increase and, conversely, if interest rates decrease as modeled, net interest income will decrease. The change in the cumulative repricing gap at December 31, 2022, compared to December 31, 2021, is primarily related to the active deployment of cash into longer duration loans and investment securities as well as lower projected prepayment rates on the loan and security portfolios.

The allocation of non-maturity deposits and customer repurchase agreements to the one-month maturity category above is based on the estimated sensitivity of each product to changes in market rates. For example, if a product's rate is estimated to increase by 50% as much as the market rates, then 50% of the account balance was placed in this category.

Using a static Balance Sheet structure, and utilizing net interest income simulations, the following net interest income metrics were calculated using rate shocks which move market rates in an immediate and parallel fashion. The variance percentages represent the change between the net interest income and EVE calculated under the particular rate scenario compared to the net interest income and EVE that was calculated assuming market rates as of December 31, 2022. The measures do not reflect management's potential actions.

The following table presents an analysis of the potential sensitivity of our net interest income and EVE to changes in interest rates using rate shocks:

TABLE 33

December 31,	2022	2021	ALCO Limits
Net interest income change (12 months):			
+ 300 basis points	**5.5 %**	21.6 %	n/a
+ 200 basis points	**3.3**	14.4	(5.0)%
+ 100 basis points	**1.1**	7.0	(5.0)
− 100 basis points	**1.2**	(2.4)	(5.0)
Economic value of equity:			
+ 300 basis points	**(6.8)**	6.6	(25.0)
+ 200 basis points	**(4.0)**	5.8	(15.0)
+ 100 basis points	**(1.4)**	3.8	(10.0)
− 100 basis points	**(2.0)**	(9.5)	(10.0)

We also model rate scenarios which move all rates gradually over twelve months (Rate Ramps) and model scenarios that gradually change the shape of the yield curve. The comparative percentages are based on the projected base net interest income at the respective measurement dates. Assuming a static Balance Sheet, a +100 basis point Rate Ramp increases net interest income (12 months) by 0.5% at December 31, 2022 and 3.6% at December 31, 2021. For a +200 basis point Rate Ramp, net interest income (12 months) increases by 2.0% at December 31, 2022 and 7.6% at December 31, 2021. The corresponding metrics for a minus 100 basis point Rate Ramp are 0.6% and (0.5)% at December 31, 2022 and 2021, respectively. These changes are a direct result of our managing our interest rate exposure to benefit from higher rates. Management has reduced our exposure to higher interest rates over the course of 2022 as prospects for additional FRB interest rate increases has moderated.

Forty-eight percent of our net loans and leases are indexed to short-term LIBOR, SOFR and Prime that reprice within the next three months. Our cash position related to increased deposits has also been a significant factor in our asset sensitivity metrics. The deployment of cash into loans and investments, as well as a higher base net interest income due to the increase in the loan indices, are the primary factors of the change in the percentage sensitivity since December. The FOMC increased the Federal Funds rate by 425 basis points in 2022 and our balance sheet is positioned to benefit, in the near term, from further FOMC increases of the Federal Funds rate.

There are multiple factors that influence our interest rate risk position and impact net interest income. These include external factors such as the shape of the yield curve and expectations regarding future interest rates, as well as internal factors regarding product offerings, product mix and pricing of loans and deposits.

Management continues to be proactive in managing our interest rate risk (IRR) position with the near-term objective of having loan and investment cash flows reprice at a faster pace than deposit and borrowing costs during the current higher interest rate environment. In particular, we have made use of interest rate swaps to commercial borrowers (commercial swaps) to manage our IRR position as the commercial swaps effectively increase adjustable-rate loans. Total variable and adjustable-rate loans were 60.2% of total net loans and leases as of December 31, 2022 and 61.3% as of December 31, 2021. As of December 31, 2022, the commercial swaps totaled $5.3 billion of notional principal, with $1.2 billion in original notional swap principal originated during 2022. As mentioned earlier, we were successful in growing our transaction deposits which provides funding that is less interest rate-sensitive, as evidenced by a lower deposit re-pricing beta, than short-term time deposits and wholesale borrowings. Furthermore, we regularly sell long-term fixed-rate residential mortgages in the secondary market and have been successful in the origination of consumer and commercial loans with short-term repricing characteristics. Further, during 2022, management has adjusted our IRR position by opportunistically deploying excess cash balances into higher yielding loans and securities. We have also made use of derivatives to manage the IRR position, with the most recent transactions being the execution of received fixed / pay floating 1-month LIBOR and SOFR interest rate swaps that have a remaining life of 2.5 years. For additional information regarding interest rate swaps, see Note 16, "Derivative Instruments and Hedging Activities" in the Notes to the Consolidated Financial Statements in this Report.

We recognize that all asset/liability models have some inherent shortcomings. Asset/liability models require certain assumptions to be made, such as prepayment rates on interest-earning assets and repricing impact on non-maturity deposits, which may differ from actual experience. These business assumptions are based upon our experience, business plans, economic and market trends and available industry data. While management believes that its methodology for developing such assumptions is reasonable, there can be no assurance that modeled results will be achieved. Furthermore, the metrics are based upon the Balance Sheet structure as of the valuation date and do not reflect the planned growth or management actions that could be taken.

RISK MANAGEMENT

As a financial institution, we take on a certain amount of risk in every business decision, transaction and activity. Our Board of Directors and senior management have identified seven major categories of risk: credit risk, market risk, liquidity risk, reputational risk, operational risk, legal and compliance risk and strategic risk. In its oversight role of our risk management function, the Board of Directors focuses on the strategies, analyses and conclusions of management relating to identifying, understanding and managing risks to optimize total shareholder value, while balancing prudent business and safety and soundness considerations.

The Board of Directors adopted a risk appetite statement that defines acceptable risk levels and limits under which we seek to operate in order to optimize returns. As such, the board monitors a series of KRIs, or Key Risk Indicators, for various business lines, operational units, and risk categories, providing insight into how our performance aligns with our stated risk appetite. These results are reviewed periodically by the Board of Directors and senior management to ensure adherence to our risk appetite statement, and where appropriate, adjustments are made to applicable business strategies and tactics where risks are approaching stated tolerances or for emerging risks.

We support our risk management process through a governance structure involving our Board of Directors and senior management. The joint Risk Committee of our Board of Directors and the FNBPA Board of Directors helps ensure that business decisions are executed within appropriate risk tolerances. The Risk Committee has oversight responsibilities with respect to the following:

- identification, measurement, assessment and monitoring of enterprise-wide risk;

- development of appropriate and meaningful risk metrics to use in connection with the oversight of our businesses and strategies;

- review and assessment of our policies and practices to manage our credit, market, liquidity, legal, regulatory and operating risk (including technology, operational, compliance and fiduciary risks); and

- identification and implementation of risk management best practices.

The Risk Committee serves as the primary point of contact between our Board of Directors and the Risk Management Council, which is the senior management level committee responsible for risk management. Risk appetite is an integral element of our business and capital planning processes through our Board Risk Committee and Risk Management Council. We use our risk appetite processes to promote appropriate alignment of risk, capital and performance tactics, while also considering risk capacity and appetite constraints from both financial and non-financial risks. Our top-down risk appetite process serves as a limit for undue risk-taking for bottom-up planning from our various business functions. Our Board Risk Committee, in collaboration with our Risk Management Council, approves our risk appetite on an annual basis, or more frequently, as needed to reflect changes in the risk, regulatory, economic and strategic plan environments, with the goal of ensuring that our risk appetite remains consistent with our strategic plans and business operations, regulatory environment and our shareholders' expectations. Reports relating to our risk appetite and strategic plans, and our ongoing monitoring thereof, are regularly presented to our various management level risk oversight and planning committees and periodically reported up through our Board Risk Committee.

As noted above, we have a Risk Management Council comprised of senior management. The purpose of this committee is to provide regular oversight of specific areas of risk with respect to the level of risk and risk management structure. Management has also established an Operational Risk Committee that is responsible for identifying, evaluating and monitoring operational risks across FNB, evaluating and approving appropriate remediation efforts to address identified operational risks and providing periodic reports concerning operational risks to the Risk Management Council. The Risk Management Council reports on a regular basis to the Risk Committee of our Board of Directors regarding our enterprise-wide risk profile and other significant risk management issues. Our Chief Risk Officer is responsible for the design and implementation of our enterprise-wide risk management strategy and framework through the multiple second line of defense areas, including the following departments, which all report to the Chief Risk Officer, to ensure the coordinated and consistent implementation of risk management initiatives and strategies on a day-to-day basis:

- Enterprise-Wide Risk Management Department - conducts risk and control assessments across all our business and operational areas to ensure the appropriate risk identification, risk management and reporting of risks enterprise-wide.

- Fraud Risk Department - monitors for internal and external fraud risk across all of our business and operational units.

- Loan Review Department - conducts independent testing of our loan risk ratings to ensure their accuracy, which is instrumental to calculating our ACL.

- Model Risk Management Department - oversees validation and testing of all models used in managing risk across our company.

- Third-Party Risk Management Department - ensures effective risk management and oversight of third-party relationships throughout the vendor life cycle.

- Anti-Money Laundering and Bank Secrecy Act Department - monitors for compliance with money laundering risk and associated regulatory compliance requirements.

- Appraisal Review Department - facilitates independent ordering and review of real estate appraisals obtained for determining the value of real estate pledged as collateral for loans to customers.

- Compliance Department - develops policies and procedures and monitors compliance with applicable laws and regulations which govern our business operations.

- Information and Cyber Security Department - maintains a risk assessment of our information and cybersecurity risks and ensures appropriate controls are in place to manage and control such risks, using the National Institute of Standards and Technology framework for improving critical infrastructure by measuring and evaluating the effectiveness of information and cybersecurity controls. This department also oversees our disaster recovery planning and testing efforts to allow us to be capable and ready for business resumption in the event of a disaster.

As discussed in more detail under the COVID-19 section of this Report, we have in place various business and emergency continuity plans to respond to different crises and circumstances which include rapid deployment of our Crisis Management Team, Incident Management Team and Business Continuity Coordinators to activate our plans for various types of emergency circumstances. Further, our audit function performs an independent assessment of our internal controls environment and plays an integral role in testing the operation of the internal controls systems and reporting findings to management and our Audit Committee. Each of the Risk, Audit, Credit Risk and CRA Committees of our Board of Directors regularly report on risk-related matters to the full Board of Directors. In addition, both the Risk Committee of our Board of Directors and our Risk Management Council regularly assess our enterprise-wide risk profile and provide guidance on actions needed to address key and emerging risk issues.

The Board of Directors believes that our enterprise-wide risk management process is effective and enables the Board of Directors to:

- assess the quality of the information they receive;

- understand the businesses, investments and financial, accounting, legal, regulatory and strategic considerations, and the risks that FNB faces;

- oversee and assess how senior management evaluates risk; and

- assess appropriately the quality of our enterprise-wide risk management process.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS TO GAAP

Reconciliations of non-GAAP operating measures and key performance indicators discussed in this Report to the most directly comparable GAAP financial measures are included in the following tables.

TABLE 34

Operating net income available to common stockholders

Year Ended December 31	2022	2021	2020
(in thousands)			
Net income available to common stockholders	$431,068	$396,561	$277,965
Merger-related expense	45,259	1,764	—
Tax benefit of merger-related expense	(9,504)	(370)	—
COVID-19 expense	—	—	11,276
Tax benefit of COVID-19 expense	—	—	(2,368)
Gain on sale of Visa class B stock	—	—	(13,818)
Tax expense of gain on sale of Visa class B stock	—	—	2,902
Loss on FHLB debt extinguishment and related hedge terminations	—	—	25,611
Tax benefit of loss on FHLB debt extinguishment and related hedge terminations	—	—	(5,378)
Provision expense related to acquisitions	28,515	—	—
Tax benefit of provision expense related to acquisitions	(5,988)	—	—
Branch consolidation costs	7,016	2,644	18,745
Tax benefit of branch consolidation costs	(1,473)	(555)	(3,936)
Service charge refunds	—	—	3,780
Tax benefit of service charge refunds	—	—	(794)
Operating net income available to common stockholders (non-GAAP)	$494,893	$400,044	$313,985

The table above shows how operating net income available to common stockholders (non-GAAP) is derived from amounts reported in our financial statements. We believe certain charges such as merger expenses, initial provision for non-PCD loans acquired, branch consolidation costs, service charge refunds and COVID-19 expenses are not organic costs to run our operations and facilities. The merger expenses and branch consolidation costs principally represent expenses to satisfy contractual obligations of the acquired entity or closed branches without any useful ongoing benefit to us. These costs are specific to each individual transaction and may vary significantly based on the size and complexity of the transaction. Similarly, gains on sale of Visa class B stock and losses on FHLB debt extinguishment and related hedge terminations are not organic to our operations. The COVID-19 expenses represent special company initiatives to support our front-line employees and the communities we serve during an unprecedented time of a pandemic.

TABLE 35

Operating earnings per diluted common share

Year Ended December 31		2022		2021		2020
Net income per diluted common share	$	1.22	$	1.23	$	0.85
Merger-related expense		0.13		0.01		—
Tax benefit of merger-related expense		(0.03)		—		—
COVID-19 expense		—		—		0.03
Tax benefit of COVID-19 expense		—		—		(0.01)
Gain on sale of Visa class B stock		—		—		(0.04)
Tax expense of gain on sale of Visa class B stock		—		—		0.01
Loss on FHLB debt extinguishment and related hedge terminations		—		—		0.08
Tax benefit of loss on FHLB debt extinguishment and related hedge terminations		—		—		(0.02)
Provision expense related to acquisitions		0.08		—		—
Tax benefit of provision expense related to acquisitions		(0.02)		—		—
Branch consolidation costs		0.02		0.01		0.06
Tax benefit of branch consolidation costs		—		—		(0.01)
Service charge refunds		—		—		0.01
Tax benefit of service charge refunds		—		—		—
Operating earnings per diluted common share (non-GAAP)	$	1.40	$	1.24	$	0.96

TABLE 36

Return on average tangible common equity

Year Ended December 31		2022		2021		2020
(dollars in thousands)						
Net income available to common stockholders	$	431,068	$	396,561	$	277,965
Amortization of intangibles, net of tax		10,956		9,573		10,556
Tangible net income available to common stockholders (non-GAAP)	$	442,024	$	406,134	$	288,521
Average total stockholders' equity	$	5,475,843	$	5,033,188	$	4,904,300
Less: Average preferred stockholders' equity		(106,882)		(106,882)		(106,882)
Less: Average intangible assets [(1)]		(2,481,533)		(2,310,419)		(2,322,981)
Average tangible common equity (non-GAAP)	$	2,887,428	$	2,615,887	$	2,474,437
Return on average tangible common equity (non-GAAP)		15.31 %		15.53 %		11.66 %

(1) Excludes loan servicing rights.

TABLE 37

Return on average tangible assets

Year Ended December 31		2022		2021		2020
(dollars in thousands)						
Net income	$	439,109	$	404,602	$	286,006
Amortization of intangibles, net of tax		10,956		9,573		10,556
Tangible net income (non-GAAP)	$	450,065	$	414,175	$	296,562
Average total assets	$	41,954,708	$	38,603,092	$	36,607,430
Less: Average intangible assets [(1)]		(2,481,533)		(2,310,419)		(2,322,981)
Average tangible assets (non-GAAP)	$	39,473,175	$	36,292,673	$	34,284,449
Return on average tangible assets (non-GAAP)		1.14 %		1.14 %		0.87 %

(1) Excludes loan servicing rights.

TABLE 38

Tangible book value per common share

December 31	2022	2021
(dollars in thousands, except per share data)		
Total stockholders' equity	$ 5,653,364	$ 5,149,864
Less: Preferred stockholders' equity	(106,882)	(106,882)
Less: Intangible assets [1]	(2,566,029)	(2,304,410)
Tangible common equity (non-GAAP)	$ 2,980,453	$ 2,738,572
Ending common shares outstanding	360,470,110	318,933,492
Tangible book value per common share (non-GAAP)	$ 8.27	$ 8.59

(1) Excludes loan servicing rights.

TABLE 39

Tangible equity to tangible assets (period-end)

December 31	2022	2021
(dollars in thousands)		
Total stockholders' equity	$ 5,653,364	$ 5,149,864
Less: Intangible assets [1]	(2,566,029)	(2,304,410)
Tangible equity (non-GAAP)	$ 3,087,335	$ 2,845,454
Total assets	$ 43,724,973	$ 39,513,318
Less: Intangible assets [1]	(2,566,029)	(2,304,410)
Tangible assets (non-GAAP)	$ 41,158,944	$ 37,208,908
Tangible equity / tangible assets (period-end) (non-GAAP)	7.50 %	7.65 %

(1) Excludes loan servicing rights.

TABLE 40

Tangible common equity / tangible assets (period-end)

December 31	2022	2021
(dollars in thousands)		
Total stockholders' equity	$ 5,653,364	$ 5,149,864
Less: Preferred stockholders' equity	(106,882)	(106,882)
Less: Intangible assets [1]	(2,566,029)	(2,304,410)
Tangible common equity (non-GAAP)	$ 2,980,453	$ 2,738,572
Total assets	$ 43,724,973	$ 39,513,318
Less: Intangible assets [1]	(2,566,029)	(2,304,410)
Tangible assets (non-GAAP)	$ 41,158,944	$ 37,208,908
Tangible common equity / tangible assets (period-end) (non-GAAP)	7.24 %	7.36 %

(1) Excludes loan servicing rights.

Key Performance Indicators

TABLE 41

Efficiency ratio

Year Ended December 31		2022		2021		2020
(dollars in thousands)						
Non-interest expense	$	826,392	$	733,168	$	750,349
Less: Amortization of intangibles		(13,868)		(12,117)		(13,362)
Less: OREO expense		(1,692)		(2,598)		(4,434)
Less: Merger-related expense		(45,259)		(1,764)		—
Less: COVID-19 expense		—		—		(11,276)
Less: Branch consolidation costs		(7,016)		(2,644)		(18,745)
Less: Tax credit-related project impairment		—		—		(4,101)
Adjusted non-interest expense	$	758,557	$	714,045	$	698,431
Net interest income	$	1,119,780	$	906,476	$	922,082
Taxable equivalent adjustment		11,288		10,948		12,470
Non-interest income		323,553		330,419		294,556
Less: Net securities gains		(48)		(193)		(282)
Less: Gain on sale of Visa class B stock		—		—		(13,818)
Add: Loss on FHLB debt extinguishment and related hedge terminations		—		—		25,611
Add: Service charge refunds		—		—		3,780
Adjusted net interest income (FTE) + non-interest income	$	1,454,573	$	1,247,650	$	1,244,399
Efficiency ratio (FTE) (non-GAAP)		52.15 %		57.23 %		56.13 %

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is provided in the Market Risk section of MD&A, which is included in Item 7 of this Report, and is incorporated herein by reference.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting

February 24, 2023

F.N.B. Corporation's internal control over financial reporting is a process effected by the Board of Directors, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and the Board of Directors; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013 framework). Based on that assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework* (2013 framework). Ernst & Young LLP, independent registered public accounting firm, has audited our internal control over financial reporting as stated in their Report of Independent Registered Public Accounting Firm.

F.N.B. Corporation

/s/ Vincent J. Delie, Jr.
_____
By: Vincent J. Delie, Jr.
Chairman, President and Chief Executive Officer

/s/ Vincent J. Calabrese, Jr.
_____
By: Vincent J. Calabrese, Jr.
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F.N.B. Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of F.N.B. Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses (ACL)

Description of the Matter

At December 31, 2022, the Company's net loan and lease portfolio was $30.3 billion with an associated ACL of $402 million. As discussed in Note 1 to the consolidated financial statements, the ACL is based on management's evaluation of the current estimate of lifetime credit losses at the balance sheet date. Management makes the estimate using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts under the CECL methodology. The ACL is composed of three components including quantitative reserves, including the economic forecast; asset specific reserves; and qualitative reserves. The qualitative reserve captures the following factors, among others: regulatory, legal and technological environments; competition; forecast uncertainty; and events such as natural disasters.

The qualitative factors are necessary for management to capture risks not addressed by the quantitative models or reflected in the data used by the quantitative models. In many cases, qualitative factors are intended to capture the Company's expert credit judgment and as such are especially challenging to audit.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operating effectiveness of the Company's controls over the ACL process, which include, among others, management's review and approval controls designed to assess the need for and level of qualitative factor adjustments to the ACL and the support for management's assessment.

To test the qualitative factor adjustments, we evaluated the appropriateness of management's methodology and assessed the basis for the adjustments and whether all relevant risks were reflected in the ACL. With the help of our specialists, we evaluated the conceptual soundness of the models used to develop the allowance for credit losses, including the appropriateness of the qualitative framework. Regarding the measurement of the qualitative factors, we evaluated the relevance and reliability of the internal and external data used to inform management's estimate, considered the existence of new or contrary information and evaluated the consistency of management's application of their qualitative framework. We evaluated the overall ACL, inclusive of the qualitative factor adjustments, and whether the amount appropriately reflects a reasonable estimate of lifetime losses by comparing the overall ACL to historical losses, peer data and other relevant information.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.

Pittsburgh, Pennsylvania
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F.N.B. Corporation

Opinion on Internal Control Over Financial Reporting

We have audited F.N.B. Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, F.N.B. Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 24, 2023

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share and per share data)

	December 31	
	2022	2021
Assets		
Cash and due from banks	$ **443**	$ 337
Interest-bearing deposits with banks	**1,231**	3,156
Cash and Cash Equivalents	**1,674**	3,493
Debt securities available for sale (amortized cost of **$3,622** and $3,416; allowance for credit losses of **$0** and $0)	**3,275**	3,426
Debt securities held to maturity (fair value of **$3,687** and $3,506; allowance for credit losses of **$0** and $0)	**4,087**	3,463
Loans held for sale (includes **$91** and $269 measured at fair value) [(1)]	**124**	295
Loans and leases, net of unearned income of **$69** and $36 (includes **$12** and $0 measured at fair value) [(1)]	**30,255**	24,968
Allowance for credit losses on loans and leases	**(402)**	(344)
Net Loans and Leases	**29,853**	24,624
Premises and equipment, net	**432**	345
Goodwill	**2,477**	2,262
Core deposit and other intangible assets, net	**89**	42
Bank owned life insurance	**653**	546
Other assets	**1,061**	1,017
Total Assets	$ **43,725**	$ 39,513
Liabilities		
Deposits:		
Non-interest-bearing demand	$ **11,916**	$ 10,789
Interest-bearing demand	**15,100**	14,409
Savings	**4,142**	3,669
Certificates and other time deposits	**3,612**	2,859
Total Deposits	**34,770**	31,726
Short-term borrowings	**1,372**	1,536
Long-term borrowings	**1,093**	682
Other liabilities	**837**	419
Total Liabilities	**38,072**	34,363
Stockholders' Equity		
Preferred stock - $0.01 par value; liquidation preference of $1,000 per share		
Authorized – 20,000,000 shares		
Issued – **110,877** shares	**107**	107
Common stock - $0.01 par value		
Authorized – 500,000,000 shares		
Issued – **374,907,245** and 329,464,669 shares	**4**	3
Additional paid-in capital	**4,696**	4,109
Retained earnings	**1,370**	1,110
Accumulated other comprehensive loss	**(357)**	(62)
Treasury stock – **14,437,135** and 10,531,177 shares at cost	**(167)**	(117)
Total Stockholders' Equity	**5,653**	5,150
Total Liabilities and Stockholders' Equity	$ **43,725**	$ 39,513

(1) Amount represents loans for which we have elected the fair value option. See Note 26.

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in millions, except per share data)

	Year Ended December 31		
	2022	**2021**	**2020**
Interest Income			
Loans and leases, including fees	$ **1,117**	$ 886	$ 990
Securities:			
Taxable	**117**	86	106
Tax-exempt	**27**	29	32
Other	**24**	4	2
Total Interest Income	**1,285**	1,005	1,130
Interest Expense			
Deposits	**108**	47	133
Short-term borrowings	**25**	27	38
Long-term borrowings	**32**	24	37
Total Interest Expense	**165**	98	208
Net Interest Income	**1,120**	907	922
Provision for credit losses	**64**	1	123
Net Interest Income After Provision for Credit Losses	**1,056**	906	799
Non-Interest Income			
Service charges	**137**	122	108
Trust services	**39**	37	31
Insurance commissions and fees	**24**	25	24
Securities commissions and fees	**24**	22	17
Capital markets income	**35**	37	39
Mortgage banking operations	**21**	37	50
Dividends on non-marketable equity securities	**12**	9	14
Bank owned life insurance	**12**	15	14
Loss on debt extinguishment	**—**	—	(17)
Other	**19**	26	14
Total Non-Interest Income	**323**	330	294
Non-Interest Expense			
Salaries and employee benefits	**426**	418	406
Net occupancy	**68**	58	71
Equipment	**76**	70	66
Amortization of intangibles	**14**	12	13
Outside services	**73**	71	69
Marketing	**16**	14	13
FDIC insurance	**20**	18	20
Bank shares and franchise taxes	**14**	13	14
Merger-related	**45**	2	—
Other	**74**	57	78
Total Non-Interest Expense	**826**	733	750
Income Before Income Taxes	**553**	503	343
Income taxes	**114**	98	57
Net Income	**439**	405	286
Preferred stock dividends	**8**	8	8
Net Income Available to Common Stockholders	$ **431**	$ 397	$ 278
Earnings per Common Share			
Basic	$ **1.23**	$ 1.24	$ 0.86
Diluted	$ **1.22**	$ 1.23	$ 0.85

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)

	Year Ended December 31					
	2022		**2021**		**2020**	
Net income	$	**439**	$	405	$	286
Other comprehensive income (loss):						
Securities available for sale:						
Unrealized (losses) gains arising during the period, net of tax (benefit) expense of **$(79),** $(16) and $15		**(277)**		(57)		54
Derivative instruments:						
Unrealized (losses) gains arising during the period, net of tax (benefit) expense of **$(9),** $1 and $(11)		**(30)**		4		(40)
Reclassification adjustment for gains (losses) included in net income, net of tax expense (benefit) of **$2,** $4 and $3		**8**		14		18
Pension and postretirement benefit obligations:						
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of **$(1),** $(5) and $2		**4**		16		(6)
Other Comprehensive Income (Loss)		**(295)**		(23)		26
Comprehensive Income (Loss)	$	**144**	$	382	$	312

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions, except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2020	$ 107	$ 3	$ 4,067	$ 798	$ (65)	$ (27)	$ 4,883
Comprehensive income (loss)				286	26		312
Dividends declared:							
Preferred stock: $72.52/share				(8)			(8)
Common stock: $0.48/share				(157)			(157)
Issuance of common stock		—	4			(3)	1
Repurchase of common stock						(38)	(38)
Restricted stock compensation			16				16
Adoption of new accounting standards				(50)	—		(50)
Balance at December 31, 2020	107	3	4,087	869	(39)	(68)	4,959
Comprehensive income (loss)				405	(23)		382
Dividends declared:							
Preferred stock: $72.52/share				(8)			(8)
Common stock: $0.48/share				(156)			(156)
Issuance of common stock		—	3			(6)	(3)
Repurchase of common stock						(43)	(43)
Restricted stock compensation			19				19
Balance at December 31, 2021	107	3	4,109	1,110	(62)	(117)	5,150
Comprehensive income (loss)				439	(295)		144
Dividends declared:							
Preferred stock: $72.52/share				**(8)**			**(8)**
Common stock: $0.48/share				**(171)**			**(171)**
Issuance of common stock		—	**1**			**(7)**	**(6)**
Issuance of common stock – acquisitions		**1**	**569**				**570**
Repurchase of common stock						**(43)**	**(43)**
Restricted stock compensation			**17**				**17**
Balance at December 31, 2022	**$ 107**	**$ 4**	**$ 4,696**	**$ 1,370**	**$ (357)**	**$ (167)**	**$ 5,653**

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	Year Ended December 31		
	2022	**2021**	**2020**
Operating Activities			
Net income	$ 439	$ 405	$ 286
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:			
Depreciation, amortization and accretion	73	10	(3)
Provision for credit losses	64	1	123
Deferred tax expense (benefit)	11	15	(18)
Loans originated for sale	(1,042)	(2,034)	(1,886)
Loans sold	1,239	1,946	1,830
Net gain on sale of loans	(38)	(53)	(47)
Net change in:			
Interest receivable	(42)	14	19
Interest payable	21	(3)	(8)
Bank owned life insurance, excluding purchases	(6)	3	(6)
Other, net	499	226	(177)
Net cash flows provided by (used in) operating activities	1,218	530	113
Investing Activities			
Net change in loans and leases, excluding sales and transfers	(2,831)	558	(2,604)
Debt securities available for sale:			
Purchases	(880)	(1,683)	(2,360)
Sales	459	—	—
Maturities/payments	735	1,634	2,244
Debt securities held to maturity:			
Purchases	(1,200)	(1,448)	(301)
Maturities/payments	569	844	703
Increase in premises and equipment	(95)	(58)	(41)
Net cash received in business acquisitions	188	—	—
Loans sold, not originated for sale	—	—	537
Net cash flows provided by (used in) investing activities	(3,055)	(153)	(1,822)
Financing Activities			
Net change in:			
Demand (non-interest-bearing and interest-bearing) and savings accounts	(108)	3,406	5,402
Time deposits	366	(802)	(1,065)
Short-term borrowings	(179)	(267)	(1,412)
Proceeds from issuance of long-term borrowings	381	25	328
Repayment of long-term borrowings	(231)	(438)	(574)
Repurchases of common stock	(43)	(43)	(38)
Cash dividends paid:			
Preferred stock	(8)	(8)	(8)
Common stock	(171)	(156)	(157)
Other, net	11	16	17
Net cash flows provided by (used in) financing activities	18	1,733	2,493
Net Increase (Decrease) in Cash and Cash Equivalents	(1,819)	2,110	784
Cash and cash equivalents at beginning of year	3,493	1,383	599
Cash and Cash Equivalents at End of Year	$ 1,674	$ 3,493	$ 1,383

See accompanying Notes to Consolidated Financial Statements

F.N.B. CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The terms "FNB," "the Corporation," "we," "us" and "our" throughout this Report mean F.N.B. Corporation and our consolidated subsidiaries, unless the context indicates that we refer only to the parent company, F.N.B. Corporation. When we refer to "FNBPA" in this Report, we mean our bank subsidiary, First National Bank of Pennsylvania, and its subsidiaries.

NATURE OF OPERATIONS

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in seven states and the District of Columbia. Our market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina. As of December 31, 2022, we had 348 branches throughout Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington D.C. and Virginia.

We provide a full range of commercial banking, consumer banking, and wealth management solutions through our subsidiary network which is led by our largest affiliate, FNBPA, founded in 1864. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, government banking, business credit, capital markets and lease financing. Consumer banking provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements include subsidiaries in which we have a controlling financial interest. We own and operate FNBPA, FNTC, First National Investment Services Company, LLC, FNBIA, FNIA, Bank Capital Services, LLC, F.N.B. Capital Corporation, LLC and Waubank Securities, LLC, and include results for each of these entities in the accompanying Consolidated Financial Statements.

Companies in which we hold a controlling financial interest, or are a VIE, in which we have the power to direct the activities of an entity that most significantly impact the entity's economic performance and have an obligation to absorb losses or the right to receive benefits which could potentially be significant to the VIE, are consolidated. For a voting interest entity, a controlling financial interest is generally where we hold more than 50% of the outstanding voting shares. VIEs in which we do not hold the power to direct the activities of the entity that most significantly impact the entity's economic performance or an obligation to absorb losses or the right to receive benefits which could potentially be significant to the VIE are not consolidated. Investments in companies that are not consolidated are accounted for using the equity method when we have the ability to exert significant influence or the cost method when we do not have the ability to exert significant influence. Investments in private investment partnerships that are accounted for under the equity method or the cost method are included in other assets and our proportional interest in the equity investments' earnings are included in other non-interest income. Investment interests accounted for under the cost and equity methods are periodically evaluated for impairment.

The accompanying Consolidated Financial Statements include all adjustments that are necessary, in the opinion of management, to fairly reflect our financial position and results of operations in accordance with GAAP. All significant intercompany balances and transactions have been eliminated. Events occurring subsequent to December 31, 2022 have been evaluated for potential recognition or disclosure in the Consolidated Financial Statements through the date of the filing of the Consolidated Financial Statements with the SEC.

Use of Estimates

Our accounting and reporting policies conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements. Actual results could materially differ from those estimates. Material estimates that are particularly susceptible to significant changes include the ACL, fair value of financial instruments, goodwill and other intangible assets, income taxes and DTAs, and litigation reserves.

Adoption of New Accounting Standards

<u>*Current Expected Credit Losses.*</u> On January 1, 2020, we adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which replaces the incurred credit loss impairment methodology with a methodology that reflects lifetime current expected credit losses (commonly referred to as CECL) for most financial assets measured at amortized cost, including loans, HTM debt securities, net investment in leases and certain off-balance sheet credit exposure. We adopted CECL using the modified retrospective method for financial assets measured at amortized cost, net investments in leases and off-balance sheet credit exposures. As a result, we recorded a reduction of $50.6 million in retained earnings as of January 1, 2020 for the cumulative effect of the adoption. The transition adjustment was primarily driven by longer duration commercial and consumer real estate loans. At the time of CECL adoption, we recorded a one-time cumulative-effect adjustment of $50.6 million as a reduction to Retained Earnings. The ACL balance increased by $105 million and included a "gross-up" to purchase credit impaired (PCI) (PCD under CECL) loan balances and the ACL of $50 million. Included in the CECL adoption impact was a Day 1 increase to our AULC of $10 million.

We used the prospective transition method for PCD financial assets that were previously classified as PCI and accounted for under ASC 310-30, including loans accounted for by analogy under ASC 310-30. In accordance with the transition guidance, we did not reassess whether PCI assets met the criteria for PCD assets nor did we reassess whether modifications to individual acquired financial assets previously accounted for in pools were TDRs as of the date of adoption. We discontinued the use of pools beyond transition accounting and account for these loans on an individual loan basis. After transition, loans previously accounted for in pools are grouped with other loans with similar risk characteristics for purposes of estimating expected credit losses. As a result, beginning in 2020 certain credit metrics and ratios which previously excluded PCI loans now include PCD loans. On January 1, 2020, the amortized cost basis of the PCD assets was adjusted to reflect the addition of an ACL for $50.3 million. The net noncredit discount, after the adjustment for the ACL, is accreted into interest income at the loan's effective interest rate over the remaining contractual life.

We made an accounting policy election to write-off accrued interest receivable balances by reversing interest income in accordance with our non-accrual policies instead of measuring an ACL for accrued interest receivable for all classes of financing receivables and major security types. We did not hold any securities at adoption for which OTTI had been recognized prior to January 1, 2020.

<u>*Reference Rate Reform.*</u> In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting* (Topic 848), as amended, which provides optional guidance for a limited period of time to ease the potential burden in accounting for changes in financial reporting brought about by RRR for affected contractual modifications of floating rate financial instruments indexed to interbank offering rates and hedge accounting relationships.

The expedients, exceptions and elections provided by RRR are permitted to be adopted any time through December 31, 2024 and do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for certain optional expedients elected for certain hedging relationships existing as of December 31, 2024.

In general, RRR provides, when certain criteria are met, optional expedients and exceptions regarding the accounting for contract modifications, hedging relationships and other transactions affected by RRR. It also allows for a one-time transfer or sale of qualifying HTM securities.

We adopted RRR on October 1, 2020, and the guidance will be followed until the Update terminates on December 31, 2024. The adoption did not have a material impact on our consolidated financial position or results of operations.

Business Combinations

Business combinations are accounted for by applying the acquisition method. Under the acquisition method, identifiable assets acquired and liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date are measured at their fair values as of that date, and are recognized separately from goodwill. Results of operations of the acquired entities are included in the Consolidated Statements of Income from the date of acquisition.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in transit and amounts due from the FRB and other depository institutions (including interest-bearing deposits).

Debt Securities

Debt securities can be classified as trading, HTM or AFS securities. As of December 31, 2022 and 2021, we did not hold any trading debt securities. Interest income on debt securities includes amortization of purchase premiums or accretion of discounts. Premiums and discounts on debt securities are generally amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Premiums on callable debt securities are amortized to their earliest call date. A debt security is placed on non-accrual when principal or interest becomes greater than 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

HTM debt securities are securities that management has the positive intent and ability to hold until their maturity. Such securities are carried at amortized cost. For certain HTM securities we have an expectation of zero expected credit losses. Based on a long history with no credit losses, high credit ratings, guarantees, and/or implied risk-free characteristics, we expect the non-payment risk associated with our UST, Fannie Mae, Freddie Mac, FHLB, Ginnie Mae and SBA securities to be zero, and accordingly, have no ACL on those securities. We believe that these qualitative factors are indicators that historical credit loss information should be nominally impacted, if at all, by current conditions and R&S forecasts. As such, we believe that without a change in these indicators, we may continue to assume zero credit losses on securities concluded to exhibit those factors. We also have a portfolio of HTM debt securities where we do not expect credit losses to be zero. This portfolio consists of high-grade municipal securities. To calculate the expected credit losses on these securities we group securities by major security type, rating and maturity and apply respective cumulative default rates from a third-party data provider. The baseline credit loss estimate is adjusted using a qualitative approach to account for potential variability in probabilities of default data for current conditions and R&S forecasts. Where available, expected credit losses take into consideration any enhancement a security has such as insurance, a guarantee or state aid.

Debt securities that are not classified as trading or HTM are classified as AFS and are carried at fair value. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. Impairment may result from credit deterioration of the issuer or collateral underlying the security. In performing an assessment of whether any decline in fair value is due to a credit loss, all relevant information is considered at the individual security level.

For AFS debt securities in an unrealized loss position, we first determine whether we have the intent to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If the criteria for intent or requirement to sell is met, the security's amortized cost is written down to fair value and the write down is charged against the ACL with any incremental impairment reported in earnings in the Provision for Credit Losses line on the Consolidated Statements of Income. For AFS debt securities that do not meet the criteria for intent or requirement to sell, we evaluate whether the decline in fair value has resulted from credit losses or other factors. We first qualitatively evaluate each security to assess whether a potential credit loss exists. If as a result of this qualitative analysis we expect to get all of our principal back, then we conclude that the present value of expected cash flows equals or exceeds its amortized cost and no credit loss exists. If it was determined a potential credit loss exists, we compare the present value of cash flows expected to be collected with our amortized cost basis. The credit loss is recorded through the ACL and limited to the amount the fair value is less than the amortized cost basis. We have made an accounting policy election for each major security type of AFS debt securities to adjust the effective interest rate used to discount expected cash flows to consider the timing of expected cash flows resulting from expected prepayments. Impairment for noncredit-related factors is recorded in OCI, net of income taxes.

Changes in the ACL are recorded as a provision for credit loss expense. Losses are charged against the ACL when an AFS debt security is not collectible or when we believe the criteria regarding the intent or requirement to sell is met.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold plus accrued interest. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to us as deemed appropriate.

Derivative Instruments and Hedging Activities

From time to time, we may enter into derivative transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Foreign exchange derivatives are entered into to accommodate the needs of customers. All derivative instruments are carried at fair value on the Consolidated Balance

Sheets as either an asset or liability. Accounting for the changes in fair value of a derivative is dependent upon whether it has been designated in a formal, qualifying hedging relationship. For derivatives in qualifying hedging relationships, we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking each hedge transaction. Cash flows from hedging activities are classified in the same category as the items hedged.

Changes in fair value of a derivative instrument that has been designated and qualifies as a cash flow hedge, including any ineffectiveness, are recorded in AOCI, net of tax. Amounts are reclassified from AOCI to the Consolidated Statements of Income in the same line item used to present the earnings effect of the hedged item in the period or periods in which the hedged transaction affects earnings.

At the hedge's inception, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. At each reporting period thereafter, a statistical regression or qualitative analysis is performed to evaluate hedge effectiveness. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

We also enter into interest rate swap agreements to meet the interest rate risk management needs of qualifying commercial loan customers. These agreements provide the customer the ability to convert from variable to fixed interest rates. We then enter into positions with a derivative counterparty in order to offset our exposure on the fixed components of the customer agreements. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies and monitoring. We seek to minimize counterparty credit risk by entering into transactions with only high-quality institutions and using collateral agreements and other contract provisions. These arrangements meet the definition of derivatives, but are not designated as qualifying hedging relationships. The interest rate swap agreement with the loan customer and with the counterparty are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any changes in fair value recognized in current period earnings.

Loans Held for Sale and Loan Commitments

Certain of our residential mortgage loans are originated or purchased for sale in the secondary mortgage loan market. We make an automatic election to account for all originated or purchased residential mortgage loans held for sale under the FVO. The FVO election is intended to better reflect the underlying economics and better facilitate the economic hedging of the loans. The FVO is applied on an instrument by instrument basis and is an irrevocable election. Additionally, with the election of the FVO, fees and costs associated with the origination and acquisition of residential mortgage loans held for sale are expensed as incurred, rather than deferred. Changes in fair value under the FVO are recorded in mortgage banking operations non-interest income on the Consolidated Statements of Income. Fair value is determined on the basis of rates obtained in the respective secondary market for the type of loan held for sale. Gain or loss on the sale of loans is recorded in mortgage banking operations non-interest income. Interest income on loans held for sale is recorded in interest income.

We routinely issue IRLCs for residential mortgage loans that we intend to sell. These IRLCs are considered derivatives. We also enter into loan sale commitments to sell these loans when funded to mitigate the risk that the market value of residential mortgage loans may decline between the time the rate commitment is issued to the customer and the time we sell the loan. These loan sale commitments are also derivatives. Both types of derivatives are recorded at fair value on the Consolidated Balance Sheets with changes in fair value recorded in mortgage banking operations non-interest income.

We also originate loans guaranteed by the SBA for the purchase of businesses, business startups, business expansion, equipment and working capital. All SBA loans are underwritten and documented as prescribed by the SBA. SBA loans originated with the intention to sell on the secondary market are classified as held for sale and carried at the lower of cost or fair value. At the time of the sale, we allocate the carrying value of the entire loan between the guaranteed portion sold and the unguaranteed portion retained based on their relative fair value which results in a discount recorded on the retained portion of the loan. The guaranteed portion is typically sold at a premium and the gain is recognized in other income for any net premium received in excess of the relative fair value of the portion of the loan transferred. The net carrying value of the retained portion of the loans is included in the appropriate commercial loan classification for disclosure purposes.

Loans

Loans we intend to hold for the foreseeable future or until maturity or payoff are reported at amortized cost, net of the ACL. Amortized cost primarily consists of the principal balances outstanding, deferred origination fees or costs and premiums or discounts on purchased loans. Interest income on loans is computed over the term of the loans using the effective interest method. Loan origination fees or costs, premiums or discounts are deferred and amortized over the term of the loan or loan commitment period as an adjustment to the related loan yield.

Non-performing Loans

We place loans on non-accrual status and discontinue interest accruals on loans generally when principal or interest is due and has remained unpaid for a certain number of days, unless the loan is both well secured and in the process of collection. Commercial loans and leases are placed on non-accrual at 90 days, installment loans are placed on non-accrual at 120 days and residential mortgages and consumer lines of credit are generally placed on non-accrual at 180 days, though we may place a loan on non-accrual prior to these past due thresholds as warranted. When a loan is placed on non-accrual status, all unpaid accrued interest is reversed against interest income and the amortization of deferred fees and costs is suspended. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid and the ultimate ability to collect the remaining principal and interest is reasonably assured. Loans are charged-off against the ACL and recoveries of amounts previously charged-off are credited to the ACL when realized.

Troubled Debt Restructured Loans

Debt restructurings or loan modifications for a borrower occur in the normal course of business and do not necessarily constitute TDRs. In general, the modification or restructuring of a debt constitutes a TDR, including reasonably expected TDR, if, for economic or legal reasons related to the borrower's financial difficulties, we grant a concession to the borrower that we would not otherwise consider under current market conditions or once we have determined that a loan modification for a financially troubled borrower is the most appropriate strategy. Additionally, a loan designated as a TDR does not necessarily result in the automatic placement of the loan on non-accrual status. When the full collection of principal and interest is reasonably assured on a loan designated as a TDR and where the borrower would not otherwise meet the criteria for non-accrual status, we will continue to accrue interest on the loan.

TDR classification does not include short-term assistance to borrowers who are current at the time of a natural disaster or other extreme event (e.g. floods, hurricanes and pandemics). These borrowers are considered to not be experiencing financial difficulty at the time of modification, therefore not meeting the criteria for determining TDR status. For modifications of leases related to the effects of the COVID-19 pandemic that do not result in a substantial increase in our rights as lessor or the obligations of the lessee, we elect to account for these lease concessions as though enforceable rights and obligations for those concessions existed in the original contracts. We account for these concessions as if no changes were made to the lease contract.

Allowance for Credit Losses on Loans and Leases

We estimate the ACL on loans and leases using relevant available information, from internal and external sources, relating to past events, current conditions, and R&S forecasts under the CECL methodology. The ACL is measured on a collective (pool) basis when similar risk characteristics exist. Our portfolio segmentation is characterized by similarities in initial measurement, risk attributes, and the manner in which we monitor and assess credit risk and is comprised of commercial real estate, commercial and industrial, commercial leases, commercial other, direct installment, residential mortgages, indirect installment and consumer lines of credit.

The ACL on loans and leases represents our current estimate of lifetime credit losses in our loan portfolio at the balance sheet date. In determining the ACL, we estimate expected future losses for the loan's entire contractual term adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications. The ACL is the sum of three components: quantitative (formulaic or pooled) reserves; asset specific / individual loan reserves; and qualitative (judgmental) reserves.

Quantitative Component

We use a non-discounted cash flow factor-based approach to estimate expected credit losses that include component probability of default (PD)/loss given default (LGD)/exposure at default (EAD) models as well as less complex estimation methods for smaller loan portfolios.

- PD: This component model is used to estimate the likelihood that a borrower will cease making payments as agreed. The major contributors to this are the borrower credit attributes and macro-economic trends.

- LGD: This component model is used to estimate the loss on a loan once a loan is in default.

- EAD: Estimates the loan balance at the time the borrower stops making payments. For all term loans, an amortization based formulaic approach is used for account level EAD estimates. We calculate EAD using a portfolio specific method in each of our revolving product portfolios.

Asset Specific / Individual Component

Loans that do not share risk characteristics are generally evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. We have elected to apply the practical expedient to measure expected credit losses of a collateral dependent asset using the fair value of the collateral, less any costs to sell.

Individual reserves are determined as follows:

- For commercial loans in default which are greater than or equal to $1.0 million, individual reserves are determined based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell.

- For commercial and consumer loans in default which are below $1.0 million, an established LGD percentage is multiplied by the loan balance and the results are aggregated for purposes of measuring specific reserve impairment.

Qualitative Component

The ACL also includes identified qualitative factors related to distinctive risk factors, changes in current economic conditions that may not be reflected in quantitatively derived results, and other relevant factors to ensure the ACL reflects our best estimate of CECL.

While our reserve methodologies strive to reflect all relevant risk factors, there continues to be uncertainty associated with, but not limited to, potential imprecision in the estimation process due to the inherent time lag of obtaining information and normal variations between estimates and actual outcomes. We provide additional reserves that are designed to provide coverage for losses attributable to such risks. The ACL also includes factors that may not be directly measured in the determination of individual or collective reserves. Such qualitative factors may include:

- Lending policies and procedures, including changes in policies and underwriting standards and practices for collections, write-offs, and recoveries;

- The experience, ability, and depth of lending, investment, collection, and other relevant personnel;

- The quality of the institution's credit review function;

- Concentrations of credit or changes in the level of such concentration;

- The effect of other external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters and other relevant factors; and

- Forecast uncertainty and imprecision.

Liability for Credit Losses on Unfunded Lending-Related Commitments

The AULC is management's estimate of credit losses inherent in our unfunded loan commitments, such as commercial and industrial revolving loan facilities, commercial real estate construction projects, letters of credit and home equity lines of credit, and is included in other liabilities on the Consolidated Balance Sheets. The AULC is estimated over the contractual period in which we are exposed to credit risk for obligations which are not unconditionally cancellable by us. The AULC is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life. Consistent with our estimation process on our loan and lease portfolio, we use a non-discounted cash flow factor-based approach to estimate expected credit losses that include component PD/LGD/EAD models as well as less complex estimation methods for smaller portfolios.

Purchased Credit Deteriorated Loans and Leases

We have purchased loans and leases, some of which have experienced more than insignificant credit deterioration since origination and have established criteria to assess whether a purchased financial asset, or group of assets, should be accounted for as PCD on the acquisition date. The selection of which criteria to apply, or the addition of new criteria, to a specific acquisition will be based on the facts and circumstances at the time of review, as well as the availability of information supplied by the acquiree. Generally, more-than-insignificant deterioration in credit quality since origination would include risk ratings of special mention or below, inconsistency of loan payments, non-accrual status at the time of acquisition, or loans modified in a TDR, in bankruptcy or for regulatory purposes.

PCD loans are recorded at the amount paid. The initial ACL is determined using the same methodology as other loans held for investment on a collective basis and is allocated to individual loans. The sum of the loan's purchase price and the ACL becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized or accreted into interest income over the life of the loan. Subsequent changes to the ACL are recorded through the provision for credit losses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Leasehold improvements are expensed over the lesser of the asset's estimated useful life or the term of the lease including renewal periods when reasonably assured. Useful lives are dependent upon the nature and condition of the asset and range from 3 to 39 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to expense over the identified useful life. Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Cloud Computing Arrangements

We evaluate fees paid for cloud computing arrangements to determine if those arrangements include the purchase of or license to use software that should be accounted for separately as internal-use software. If a contract includes the purchase or license to use software that should be accounted for separately as internal-use software, the contract is amortized over the software's identified useful life in amortization of intangibles. For contracts that do not include a software license, the contract is accounted for as a service contract with fees paid recorded in other non-interest expense.

Other Real Estate Owned

OREO is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. OREO acquired in settlement of indebtedness is included in other assets initially at fair value of the asset less estimated selling costs. Subsequent to acquisition, OREO is accounted for at the lower of amortized cost or fair value less estimated selling costs. Changes to the value subsequent to transfer are recorded in non-interest expense along with direct operating expenses. Gains or losses not previously recognized resulting from sales of OREO are recognized in non-interest income on the date of sale.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as core deposit intangibles, customer relationship intangibles and renewal lists, are amortized over their estimated useful lives and subject to periodic impairment testing. Core deposit intangibles are primarily amortized over ten years using accelerated methods. Customer renewal lists are amortized over their estimated useful lives which range from eight to thirteen years.

Goodwill and other intangibles are subject to impairment testing at the reporting unit level, which must be conducted at least annually. We perform impairment testing during the fourth quarter of each year, or more frequently if impairment indicators exist. We also continue to monitor other intangibles for impairment and to evaluate carrying amounts, as necessary.

Quarterly, we perform a goodwill impairment assessment. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance of the respective reporting unit and other relevant entity- and reporting-unit specific considerations. If we conclude it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. If the quantitative assessment results in the fair value of the reporting unit exceeding its carrying value, goodwill of the reporting unit is considered not impaired; however, if the carrying value of the reporting unit exceeds its fair value an impairment charge is recorded for the excess, limited to the amount of goodwill assigned to a reporting unit.

Determining the fair value of a reporting unit under the goodwill impairment test is judgmental and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rates reflecting the market rate of return, projected growth rates and determination and evaluation of appropriate market comparables.

Loan Servicing Rights

We have two primary classes of servicing rights, residential mortgage loan servicing and SBA-guaranteed loan servicing. We recognize the right to service residential mortgage loans and SBA-guaranteed loans for others as an asset whether we purchase the servicing rights or as a result from a sale of loans that we originated or purchased when the servicing is contractually separated from the underlying loan and retained by us.

We initially record servicing rights at fair value in other assets on the Consolidated Balance Sheets. Subsequently, servicing rights are measured at the lower of cost or fair value. Servicing rights are amortized in proportion to, and over the period of, estimated net servicing income in mortgage banking operations non-interest income for residential mortgage loans and other non-interest income for SBA-guaranteed loans. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections.

MSRs are separated into pools based on common risk characteristics of the underlying loans and evaluated for impairment at least quarterly. SBA-guaranteed servicing rights are evaluated for impairment at least quarterly on an aggregate basis. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. If impairment exists at the pool level for residential mortgage loans or on an aggregate basis for SBA-guaranteed loans, the servicing right is written down through a valuation allowance and is charged against mortgage banking operations non-interest income or other non-interest income, respectively.

Bank Owned Life Insurance

We have purchased life insurance policies on certain current and former directors, officers and employees for which the Corporation is the owner and beneficiary. These policies are recorded in the Consolidated Balance Sheets at their cash surrender value, or the amount that could be realized by surrendering the policies. Tax-exempt income from death benefits and changes in the net cash surrender value are recorded in BOLI non-interest income.

Low Income Housing Tax Credit Partnerships

We invest in various affordable housing projects that qualify for LIHTCs. The net investments are recorded in other assets on the Consolidated Balance Sheets. These investments generate a return through the realization of federal tax credits. We use the proportional amortization method to account for a majority of our investments in these entities. LIHTCs that do not meet the requirements of the proportional amortization method are recognized using the equity method.

Leases

We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in our Consolidated Balance Sheets the obligation to make lease payments and a right-of-use asset representing our right to use the underlying asset for the lease term. For an operating lease, the right-of-use asset and lease liability are included in other assets and other liabilities, respectively. Finance leases are included in premises and equipment, and other liabilities. We do not record leases with an initial term of 12 months or less on the Consolidated Balance Sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. Right-of-use assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rate which is derived by reference to FNB's secured borrowing rate. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is recognized using the effective interest method. Certain of our lease agreements include variable rental payments based on a percentage of transactions and others include variable rental payments that periodically adjust to rates and charges stated in the agreements. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the right-of-use asset is written down and the remaining balance is subsequently amortized on a straight-line basis. We have real estate lease agreements with lease and non-lease components, which are generally accounted for as a single lease component.

As a lessor, when a lease meets certain criteria indicating that we effectively have transferred control of the underlying asset to the customer, the lease is classified as a sales-type lease. When a lease does not meet the criteria for a sales-type lease but meets the criteria of a direct financing lease, the lease is classified as a direct financing lease. When none of the required criteria for sales-type lease or direct-financing lease are met, the lease is classified as an operating lease.

Both sales-type leases and direct financing leases are recognized as a net investment in the lease on the Consolidated Balance Sheets. The net investment comprises the lease receivable including any residual value of the underlying asset that is guaranteed by the customer or any other third party unrelated to us and the unguaranteed residual value of the underlying asset. Operating lease income is recognized over the lease term on a straight-line basis. We do not evaluate whether sales taxes and similar taxes imposed by a governmental authority on lease transactions and collected by us are our primary obligation as owner of the underlying leased asset and exclude from lease income all taxes collected.

Revenue from Contracts with Customers

We earn certain revenues from contracts with customers. These revenues are recognized when control of the promised services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to in an exchange for those services.

In determining the appropriate revenue recognition for our contracts with customers, we consider whether the contract has commercial substance and is approved by both parties with identifiable contractual rights, payment terms, and the collectability of consideration is probable. Generally, we satisfy our performance obligations upon the completion of services at the amount to which we have the right to invoice or charge under contracts with an original expected duration of one year or less. We apply this guidance on a portfolio basis to contracts with similar characteristics and for which we believe the results would not differ materially from applying this guidance to individual contracts.

Our services provided under contracts with customers are transferred at the point in time when the services are rendered. Generally, we do not defer incremental direct costs to obtain contracts with customers that would be amortized in one year or less under the practical expedient. These costs are recognized as expense, primarily salary and benefit expense, in the period incurred.

Deposit Services. We recognize revenue on deposit services based on published fees for services provided. Demand and savings deposit customers have the right to cancel their depository arrangements and withdraw their deposited funds at any time without prior notice. When services involve deposited funds that can be retrieved by customers without penalties, we consider the service contract term to be day-to-day, where each day represents the renewal of the contract. The contract does not extend beyond the services performed and revenue is recognized at the end of the contract term (daily) as the performance obligation is satisfied.

No deposit services fees exist for long-term deposit products beyond early withdrawal penalties, which are earned on these products at the time of early termination.

Revenue from deposit services fees are reduced where we have a history of waived or reduced fees by customer request or due to a customer service issue, by historical experience, or another acceptable method in the same period as the related revenues. Revenues from deposit services are reported in the Consolidated Statements of Income as service charges and in the Community Banking segment as non-interest income.

Wealth Management Services. Wealth advisory and trust services are provided on a month-to-month basis and invoiced as services are rendered. Fees are based on a fixed amount or a scale based on the level of services provided or assets under management. The customer has the right to terminate their services agreement at any time. We determine the value of services performed based on the fee schedule in effect at the time the services are performed. Revenues from wealth advisory and trust services are reported in the Consolidated Statements of Income as trust services and securities commissions and fees, and in the Wealth segment as non-interest income.

Insurance Services. Insurance services include full-service insurance brokerage services offering numerous lines of commercial and personal insurance through major carriers to businesses and individuals within our geographic markets. We recognize revenue on insurance contracts in effect based on contractually specified commission payments on premiums that are paid by the customer to the insurance carrier. Contracts are cancellable at any time and we have no performance obligation to the customers beyond the time the insurance is placed into effect. Revenues from insurance services are reported in the Consolidated Statements of Income as insurance commissions and fees, and in the Insurance segment in the Business Segments footnote as non-interest income.

Other Services. Other services primarily consist of fees generated from various ancillary revenue streams including capital markets revenue and miscellaneous consumer fees. A large portion of capital markets revenue consists of swap fee income, and this income is recognized during the period of swap execution. Revenues from other services are recognized when, or as, the performance obligation is satisfied and are reported in the Consolidated Statements of Income as non-interest income.

Income Taxes

We file a consolidated federal income tax return. The provision for federal and state income taxes is based on income reported on the Consolidated Financial Statements, rather than the amounts reported on the respective income tax returns. DTAs and DTLs are computed using tax rates expected to apply to taxable income in the years in which those assets and liabilities are expected to be realized. The effect on DTAs and DTLs resulting from a change in tax rates is recognized as income or expense in the period that the change in tax rates is enacted.

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of certain tax credits and in the calculation of the deferred income tax expense or benefit associated with certain DTAs and DTLs. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period. We recognize interest and/or penalties related to income tax matters in income tax expense.

We assess the likelihood that we will be able to recover our DTAs. If recovery is not likely, we will increase our valuation allowance against the DTAs that are unlikely to be recovered by recording a provision for income taxes. We believe that we will ultimately recover the DTAs recorded on our Consolidated Balance Sheets.

We periodically review the tax positions we take on our tax return and apply a more likely than not recognition threshold for all tax positions that are uncertain. The amount recognized in the Consolidated Financial Statements is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Marketing Costs

Marketing costs are generally expensed as incurred.

Per Share Amounts

Earnings per common share is computed using net income available to common stockholders, which is net income adjusted for preferred stock dividends.

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding, net of unvested shares of restricted stock.

Diluted earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares issuable for stock options and restricted shares, as calculated using the treasury stock method. Adjustments to net income available to common stockholders and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share. The assumed proceeds from applying the treasury stock method when computing diluted earnings per share excludes the amount of excess tax benefits that would have been recognized in accumulated paid-in capital.

Retirement Plans

We sponsor retirement plans for our employees. The calculation of the obligations and related expenses under these plans requires use of actuarial valuation methods and assumptions. The plans utilize assumptions and methods including reflecting trust assets at their fair value for the qualified pension plans and recognizing the overfunded and underfunded status of the plans on our Consolidated Balance Sheets. Gains and losses, prior service costs and credits are recognized in AOCI, net of tax, until they are amortized, or immediately upon curtailment.

Stock-Based Compensation

Our stock-based compensation awards require the measurement and recognition of compensation expense, based on estimated fair values, for all stock-based awards, including stock options and restricted stock units, made to employees and stock awards made to directors. Generally, these restricted stock unit awards to employees vest over a three-year service period and the stock awards made to non-employee directors vest over a one-year period.

We are required to estimate the fair value of stock-based awards on the date of grant. For time-based awards, the value of the award is recognized as expense in our Consolidated Statements of Income over the shorter of requisite service periods or the period through the date that the employee first becomes eligible to retire.

We granted restricted stock unit awards with multiple-conditions, both performance and market conditions. These awards are accounted for by considering the market condition in the grant date fair value and recognizing compensation expense over the service period based on the grant date fair value and the probability that the performance condition will be met. We account for forfeitures as they occur.

NOTE 2. NEW ACCOUNTING STANDARDS

The following table summarizes accounting pronouncements issued by the FASB that we recently adopted or will be adopting in the future.

TABLE 2.1

Standard	Description	Financial Statements Impact
Troubled Debt Restructuring and Charge-offs		
ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*	This Update eliminates the recognition and measurement guidance on TDRs for creditors that have adopted ASC 326 and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This Update also requires public business entities to present current-period gross write-offs by year of origination in their vintage disclosures.	This Update is to be applied using a prospective method. For the transition method related to TDRs, an entity has the option to apply a modified retrospective transition method. Early adoption of this Update is permitted. An entity is allowed to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. We adopted this Update on January 1, 2023. Adoption of this Update is not expected to have a material impact on our consolidated financial statements.

NOTE 3.   MERGERS AND ACQUISITIONS

Howard Bancorp, Inc.

On January 22, 2022, we completed our acquisition of Howard, a bank holding company headquartered in Baltimore City, Maryland. The acquisition enhanced our presence in the Mid-Atlantic Region. Additionally, cost savings, efficiencies and other benefits were realized from the combined operations. On the acquisition date, Howard had assets with a net book value of approximately $2.4 billion, including $1.8 billion in both loans and deposits. The acquisition was valued at approximately $443 million and resulted in the issuance of 34,074,495 shares of our common stock in exchange for 18,930,329 shares of Howard common stock. We also acquired restricted stock units and the fully vested outstanding stock options of Howard.

This merger was accounted for in accordance with the acquisition method of accounting. Fair values for all assets and liabilities are presented in Table 3.1. Determining the fair value of assets and liabilities is a complex process involving significant judgment regarding estimates and assumptions used to calculate fair values. We have completed the review of valuations for the acquired assets and liabilities.

Goodwill related to the Howard acquisition was recorded in the Community Banking business segment and is not deductible for income tax purposes as the acquisition was accounted for as a tax-free exchange for tax purposes. We incurred merger expenses relating to the Howard acquisition of $31.0 million and $1.8 million for 2022 and 2021, respectively.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. We consider various factors in connection with the identification of more-than-insignificant deterioration in credit, including but not limited to nonperforming status, delinquency, risk ratings, TDR classification, FICO scores and other qualitative factors that indicate deterioration in credit quality since origination. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment. As part of the Howard acquisition, we acquired PCD loans and leases of $186.9 million. We established an ACL at acquisition of $10.0 million with a corresponding gross-up to the amortized cost of the PCD loans and leases. The non-credit discount on the PCD loans and leases was $5.4 million and the Day 1 fair value was $171.5 million. The initial provision expense for non-PCD loans associated with the Howard acquisition was $19.1 million.

We integrated the systems and the operating activities of Howard into FNB in February 2022. Due to that integration, it is impracticable to disclose the revenue from the Howard assets acquired and income before income taxes subsequent to the acquisition.

UB Bancorp

On December 9, 2022, we completed our acquisition of Union, a bank holding company based in Greenville, North Carolina. This acquisition further increases our presence in North Carolina and adds low-cost granular deposits which continue to be value accretive in the current economic environment. On the acquisition date, Union had assets with a net book value of approximately $1.1 billion, including $0.7 billion in loans and $1.0 billion in deposits. The acquisition was valued at approximately $126 million and resulted in the issuance of 9,672,691 shares of our common stock in exchange for 6,008,123 shares of Union common stock.

This merger was accounted for in accordance with the acquisition method of accounting. Preliminary fair values for all assets and liabilities are presented in Table 3.1. Determining the fair value of assets and liabilities is a complex process involving significant judgment regarding estimates and assumptions used to calculate fair values. Accordingly, the initial accounting for the merger is not complete.

We continue to analyze the valuations assigned to the acquired assets and assumed liabilities. Due to the complexity in valuing the loans and the significant amount of data inputs required, the valuation of the loans is not yet final. In addition, we are reviewing third-party valuations on acquired premises and core deposit intangibles. We are also assessing the valuation on loans, deferred taxes, deposits and debt.

Goodwill related to the Union acquisition was recorded in the Community Banking business segment and is not deductible for income tax purposes as the acquisition was accounted for as a tax-free exchange for tax purposes. We incurred merger expenses relating to the Union acquisition of $14.3 million for 2022.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. We consider various factors in connection with the identification of more-than-insignificant deterioration in credit, including but not limited to nonperforming status, delinquency, risk ratings, TDR classification, FICO scores and other qualitative factors that indicate deterioration in credit quality since origination. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment. As part of the Union acquisition, we acquired PCD loans and leases of $36.9 million. We established an ACL at acquisition of $1.8 million with a corresponding gross-up to the amortized cost of the PCD loans and leases. The non-credit discount on the PCD loans and leases was $0.5 million and the Day 1 fair value was $34.7 million. The initial provision expense for non-PCD loans associated with the Union acquisition was $9.4 million.

We integrated the systems and the operating activities of Union in December 2022. Due to that integration, it is impracticable to disclose the revenue from the Union assets acquired and income before income taxes subsequent to the acquisition.

The following table summarizes the amounts recorded on the consolidated balance sheets as of the acquisition dates in conjunction with the Howard and Union acquisitions discussed above.

TABLE 3.1

(in millions)	**Howard**		**Union**	
Fair value of consideration paid	$	443	$	126
Fair value of identifiable assets acquired:				
Cash and cash equivalents		75		113
Securities		321		212
Loans		1,780		652
Core deposit and other intangible assets		19		41
Fixed and other assets		156		60
Total identifiable assets acquired		2,351		1,078
Fair value of liabilities assumed:				
Deposits		1,831		956
Borrowings		247		30
Other liabilities		7		3
Total liabilities assumed		2,085		989
Fair value of net identifiable assets acquired		266		89
Goodwill recognized	$	177	$	37

NOTE 4. SECURITIES

The amortized cost and fair value of AFS debt securities are presented in the table below. There was no ACL in the AFS portfolio at December 31, 2022 and December 31, 2021. Accrued interest receivable on AFS debt securities totaled $8.9 million and $7.3 million at December 31, 2022 and 2021, respectively, and is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets. Accordingly, we have excluded accrued interest receivable from both the fair value and the amortized cost basis of AFS debt securities.

TABLE 4.1

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Debt Securities AFS:							
December 31, 2022							
U.S. Treasury	$	278	$	—	$	(21)	$	257
U.S. government agencies		107		1		—		108
U.S. government-sponsored entities		283		—		(21)		262
Residential mortgage-backed securities:							
Agency mortgage-backed securities		1,360		—		(128)		1,232
Agency collateralized mortgage obligations		1,110		—		(138)		972
Commercial mortgage-backed securities		430		—		(35)		395
States of the U.S. and political subdivisions (municipals)		33		—		(4)		29
Other debt securities		21		—		(1)		20
Total debt securities AFS	$	3,622	$	1	$	(348)	$	3,275

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Debt Securities AFS:							
December 31, 2021							
U.S. Treasury	$	205	$	—	$	(1)	$	204
U.S. government agencies		154		1		—		155
U.S. government-sponsored entities		194		—		(2)		192
Residential mortgage-backed securities:							
Agency mortgage-backed securities		1,342		19		(4)		1,357
Agency collateralized mortgage obligations		1,192		11		(17)		1,186
Commercial mortgage-backed securities		294		5		(2)		297
States of the U.S. and political subdivisions (municipals)		33		—		—		33
Other debt securities		2		—		—		2
Total debt securities AFS	$	3,416	$	36	$	(26)	$	3,426

The amortized cost and fair value of HTM debt securities are presented in the table below. The ACL for the HTM portfolio was $0.23 million and $0.05 million at December 31, 2022 and 2021, respectively. Accrued interest receivable on HTM debt securities totaled $14.0 million and $12.3 million at December 31, 2022 and 2021, respectively, and is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets. Accordingly, we have excluded accrued interest receivable from both the fair value and the amortized cost basis of HTM debt securities.

TABLE 4.2

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt Securities HTM:								
December 31, 2022								
U.S. government agencies	$	1	$	—	$	—	$	1
U.S. government-sponsored entities		52		—		—		52
Residential mortgage-backed securities:								
Agency mortgage-backed securities		1,178		—		(125)		1,053
Agency collateralized mortgage obligations		953		—		(120)		833
Commercial mortgage-backed securities		866		2		(50)		818
States of the U.S. and political subdivisions (municipals)		1,025		1		(107)		919
Other debt securities		12		—		(1)		11
Total debt securities HTM	$	4,087	$	3	$	(403)	$	3,687

(in millions)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt Securities HTM:								
December 31, 2021								
U.S. Treasury	$	1	$	—	$	—	$	1
U.S. government agencies		1		—		—		1
Residential mortgage-backed securities:								
Agency mortgage-backed securities		1,191		15		(5)		1,201
Agency collateralized mortgage obligations		930		5		(12)		923
Commercial mortgage-backed securities		323		3		(2)		324
States of the U.S. and political subdivisions (municipals)		1,017		39		—		1,056
Total debt securities HTM	$	3,463	$	62	$	(19)	$	3,506

There were no significant gross gains or gross losses realized on securities during the twelve months ended December 31, 2022, 2021 or 2020. Unrealized losses on the AFS and HTM portfolios are due to the increase in market interest rates with 85.2% of these securities backed or sponsored by the U.S. government as of December 31, 2022.

As of December 31, 2022, the amortized cost and fair value of debt securities, by contractual maturities, were as follows:

TABLE 4.3

(in millions)	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 13	$ 13	$ 1	$ 1
Due after one year but within five years	579	535	88	88
Due after five years but within ten years	88	87	183	170
Due after ten years	42	41	818	724
	722	676	1,090	983
Residential mortgage-backed securities:				
Agency mortgage-backed securities	1,360	1,232	1,178	1,053
Agency collateralized mortgage obligations	1,110	972	953	833
Commercial mortgage-backed securities	430	395	866	818
Total debt securities	$ 3,622	$ 3,275	$ 4,087	$ 3,687

Actual maturities may differ from contractual terms because security issuers may have the right to call or prepay obligations with or without penalties. Periodic principal payments are received on residential mortgage-backed securities based on the payment patterns of the underlying collateral.

Following is information relating to securities pledged:

TABLE 4.4

December 31	2022	2021
(dollars in millions)		
Securities pledged (carrying value):		
To secure public deposits, trust deposits and for other purposes as required by law	$ 6,403	$ 5,660
As collateral for short-term borrowings	348	392
Securities pledged as a percent of total securities	91.7 %	87.9 %

Following are summaries of the fair values of AFS debt securities in an unrealized loss position for which an ACL has not been recorded, segregated by security type and length of time in a continuous loss position:

TABLE 4.5

(dollars in millions)	Less than 12 Months			12 Months or More			Total		
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Debt Securities AFS									
December 31, 2022									
U.S. Treasury	3	$ 120	$ (7)	3	$ 137	$ (14)	6	$ 257	$ (21)
U.S. government agencies	6	46	—	8	4	—	14	50	—
U.S. government-sponsored entities	9	150	(8)	4	112	(13)	13	262	(21)
Residential mortgage-backed securities:									
Agency mortgage-backed securities	104	773	(58)	13	455	(70)	117	1,228	(128)
Agency collateralized mortgage obligations	49	455	(42)	23	517	(96)	72	972	(138)
Commercial mortgage-backed securities	16	302	(21)	5	94	(14)	21	396	(35)
States of the U.S. and political subdivisions (municipals)	4	7	(1)	10	22	(3)	14	29	(4)
Other debt securities	7	15	(1)	1	2	—	8	17	(1)
Total	198	$ 1,868	$ (138)	67	$ 1,343	$ (210)	265	$ 3,211	$ (348)

(dollars in millions)	Less than 12 Months			12 Months or More			Total		
	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses	#	Fair Value	Unrealized Losses
Debt Securities AFS									
December 31, 2021									
U.S. Treasury	3	$ 151	$ (1)	—	$ —	$ —	3	$ 151	$ (1)
U.S. government agencies	3	22	—	9	8	—	12	30	—
U.S. government-sponsored entities	3	99	(1)	1	24	(1)	4	123	(2)
Residential mortgage-backed securities:									
Agency mortgage-backed securities	13	599	(4)	—	—	—	13	599	(4)
Agency collateralized mortgage obligations	23	659	(15)	3	68	(2)	26	727	(17)
Commercial mortgage-backed securities	5	125	(2)	—	—	—	5	125	(2)
States of the U.S. and political subdivisions (municipals)	10	24	—	—	—	—	10	24	—
Other debt securities	—	—	—	1	2	—	1	2	—
Total	60	$ 1,679	$ (23)	14	$ 102	$ (3)	74	$ 1,781	$ (26)

We evaluated the AFS debt securities that were in an unrealized loss position at December 31, 2022. Based on the credit ratings and implied government guarantee for these securities, we concluded the loss position is temporary and caused by the significant movement of interest rates during 2022 and does not reflect any expected credit losses. We do not intend to sell these AFS debt securities and it is not more likely than not that we will be required to sell these securities before the recovery of their amortized cost basis.

Credit Quality Indicators

We use credit ratings and the most recent financial information to help evaluate the credit quality of our credit-related AFS and HTM securities portfolios. Management reviews the credit profile of each issuer on an annual basis, and more frequently as needed. Based on the nature of the issuers and current conditions, we have determined that securities backed by the UST, Fannie Mae, Freddie Mac, FHLB, Ginnie Mae, and the SBA have zero expected credit loss.

Our municipal bond portfolio with a carrying amount of $1.1 billion as of December 31, 2022 is highly rated with an average rating of AA and 100% of the portfolio having an A or better rating. All of the securities in the municipal portfolio are general obligation bonds. Geographically, municipal bonds support our primary footprint as 60% of the securities are from municipalities located in the primary states within which we conduct business. The average holding size of the securities in the municipal bond portfolio is $2.5 million. In addition to the strong stand-alone ratings, 60% of the municipal bonds have some formal credit enhancement (e.g., insurance) that strengthens the creditworthiness of the bond.

The ACL on the HTM municipal bond portfolio is calculated on each bond using:

- The bond's underlying credit rating, time to maturity and exposure amount;

- Credit enhancements that improve the bond's credit rating (e.g., insurance); and

- *Moody's U.S. Bond Defaults and Recoveries, 1970-2021 study.*

By using these components, we derive the expected credit loss on the HTM general obligation municipal bond portfolio. We further refine the expected credit loss by factoring in economic forecast data using our Commercial and Industrial Non-Manufacturing loan portfolio forecast adjustment as derived through our assessment of the loan portfolio as a proxy for our municipal bond portfolio.

Our corporate bond portfolio, with a carrying amount of $31.8 million as of December 31, 2022 primarily consists of subordinated debentures of banks within our footprint. The average holding size of the securities in the corporate bond portfolio is $2.3 million.

The ACL on the HTM corporate bond portfolio is calculated using:

- The bond's credit rating, time to maturity and exposure amount;

- *Moody's Annual Default Study, 02/08/2022;* and

- Most recent financial statements.

By using these components, we derive the expected credit loss on the HTM corporate bond portfolio. We further refine the expected credit loss by factoring in economic forecast data using our bank-wide loan portfolio forecast adjustment as derived through our assessment of the Bank's loan portfolio as a proxy for our corporate bond portfolio.

For the years ending December 31, 2022 and 2021, we had no significant provision expense and no charge-offs or recoveries. The ACL on the HTM portfolio was $0.23 million, consisting of $0.07 million relating to the municipal bond portfolio and $0.16 million relating to other debt securities, as of December 31, 2022 and $0.05 million relating to the municipal bond portfolio as of December 31, 2021. The AFS securities portfolios did not have an ACL at December 31, 2022 or 2021. At December 31, 2022 and 2021, there were no securities that were past due or on non-accrual.

NOTE 5.   OTHER SECURITIES

Following is a summary of non-marketable equity securities:

TABLE 5.1

December 31		2022		2021
(in millions)				
Federal Home Loan Bank stock	$	127	$	122
Federal Reserve Bank stock		140		123
Other non-marketable equity securities		1		—
Total non-marketable equity securities	$	268	$	245

We are a member of the FHLB of Pittsburgh and the FRB of Cleveland. Both institutions require members to purchase and hold a specified minimum level of stock based upon their membership, level of borrowings, collateral balances or participation in other programs. The FHLB and FRB stock is restricted in that they can only be sold back to the respective institutions. These non-marketable equity securities are included in other assets on the Consolidated Balance Sheets. The investments are carried at cost and evaluated for impairment periodically based on the ultimate recoverability of the par value. We determined there was no impairment at December 31, 2022 and 2021.

NOTE 6.   LOANS AND LEASES

Accrued interest receivable on loans and leases, which totaled $99.3 million at December 31, 2022 and $48.9 million at December 31, 2021, is excluded from the estimate of credit losses and assessed separately in other assets in the Consolidated Balance Sheets for both periods and is not included in the following tables.

Loans and Leases by Portfolio Segment

Following is a summary of total loans and leases, net of unearned income:

TABLE 6.1

December 31		2022		2021
(in millions)				
Commercial real estate	$	11,526	$	9,899
Commercial and industrial		7,131		5,977
Commercial leases		519		495
Other		114		94
Total commercial loans and leases		19,290		16,465
Direct installment		2,784		2,376
Residential mortgages		5,297		3,654
Indirect installment		1,553		1,227
Consumer lines of credit		1,331		1,246
Total consumer loans		10,965		8,503
Total loans and leases, net of unearned income	$	30,255	$	24,968

The remaining accretable discount included in the amortized cost of acquired loans was $58.6 million and $30.0 million at December 31, 2022 and 2021, respectively, which includes $10.0 million and $30.9 million established for Howard and Union, respectively, at the time of acquisition.

The loans and leases portfolio categories are comprised of the following types of loans, where in each case the LGD is dependent on the nature and value of the respective collateral:

- Commercial real estate includes both owner-occupied and non-owner-occupied loans secured by commercial properties where operational cash flows on owner-occupied properties or rents received by our borrowers from their tenant(s) on both a property and global basis are the primary default risk drivers, including rents paid by stand-alone business customers for owner-occupied properties;

- Commercial and industrial includes loans to businesses that are not secured by real estate where the borrower's leverage and cash flows from operations are the primary default risk drivers, except for PPP loans that are 100% guaranteed by the SBA, which provides a reduced risk of loss to us on these loans. PPP loans are included in the commercial and industrial category and comprise $25.7 million and $336.6 million of this category's outstanding balance at December 31, 2022 and 2021, respectively;

- Commercial leases consist of leases for new or used equipment where the borrower's cash flow from operations is the primary default risk driver;

- Other is comprised primarily of credit cards and mezzanine loans where the borrower's cash flow from operations is the primary default risk driver;

- Direct installment is comprised of fixed-rate, closed-end consumer loans for personal, family or household use, such as home equity loans and automobile loans where the primary default risk driver is the borrower's employment status and income;

- Residential mortgages consist of conventional and jumbo mortgage loans for 1-4 family properties where the primary default risk driver is the borrower's employment status and income;

- Indirect installment is comprised of loans originated by approved third parties and underwritten by us, primarily automobile loans where the primary default risk driver is the borrower's employment status and income; and

- Consumer lines of credit include home equity lines of credit and consumer lines of credit that are either unsecured or secured by collateral other than home equity where the primary default risk driver is the borrower's employment status and income.

The loans and leases portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market in seven states and the District of Columbia. Our primary market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina; and Charleston, South Carolina.

The following table shows occupancy information relating to commercial real estate loans:

TABLE 6.2

December 31	2022	2021
(dollars in millions)		
Commercial real estate:		
Percent owner-occupied	**30.2 %**	28.8 %
Percent non-owner-occupied	**69.8**	71.2

We have extended credit to certain directors and executive officers and their related interests. These related-party loans were made in the ordinary course of business under normal credit terms and do not involve more than a normal risk of collection.

Following is a summary of the activity for these related-party loans during 2022:

TABLE 6.3

(in millions)		
Balance at beginning of period	$	6
New loans		11
Repayments		(4)
Balance at end of period	$	13

Credit Quality

We monitor the credit quality of our loan portfolio using several performance measures based on payment activity and borrower performance. We use an internal risk rating assigned to a commercial loan or lease at origination, summarized below.

TABLE 6.4

Rating Category	Definition
Pass	in general, the condition of the borrower and the performance of the loan is satisfactory or better
Special Mention	in general, the condition of the borrower has deteriorated, requiring an increased level of monitoring
Substandard	in general, the condition of the borrower has significantly deteriorated and the performance of the loan could further deteriorate if deficiencies are not corrected
Doubtful	in general, the condition of the borrower has significantly deteriorated and the collection in full of both principal and interest is highly questionable or improbable

The use of these internally assigned credit quality categories within the commercial loan and lease portfolio permits our use of transition matrices to establish a basis which is then impacted by quantitative inputs from our econometric model forecasts over the R&S period. Our internal credit risk grading system is based on past experiences with similarly graded loans and leases and conforms to regulatory categories. In general, loan and lease risk ratings within each category are reviewed on an ongoing basis according to our policy for each class of loans and leases. Each quarter, we analyze the resulting ratings, as well as other external statistics and factors such as delinquency, to track the migration performance of the commercial loan and lease portfolio. Loans and leases within the Pass credit category or that migrate toward the Pass credit category generally have a lower risk of loss compared to loans and leases that migrate toward the Substandard or Doubtful credit categories. Accordingly, we apply higher risk factors to Substandard and Doubtful credit categories.

The following tables summarize the designated loan rating category by loan class including term loans on an amortized cost basis by origination year:

TABLE 6.5

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
(in millions)								
COMMERCIAL								
Commercial Real Estate:								
Risk Rating:								
Pass	$ 1,967	$ 2,348	$ 1,678	$ 1,283	$ 700	$ 2,447	$ 258	$ 10,681
Special Mention	43	35	67	74	104	208	5	536
Substandard	3	7	20	47	45	167	20	309
Total commercial real estate	2,013	2,390	1,765	1,404	849	2,822	283	11,526
Commercial and Industrial:								
Risk Rating:								
Pass	1,635	1,194	760	533	289	453	1,856	6,720
Special Mention	15	43	16	27	48	48	54	251
Substandard	5	12	11	8	38	34	52	160
Total commercial and industrial	1,655	1,249	787	568	375	535	1,962	7,131
Commercial Leases:								
Risk Rating:								
Pass	187	121	69	59	36	27	—	499
Special Mention	—	1	—	1	—	—	—	2
Substandard	2	5	8	1	1	1	—	18
Total commercial leases	189	127	77	61	37	28	—	519
Other Commercial:								
Risk Rating:								
Pass	58	—	—	—	—	12	44	114
Total other commercial	58	—	—	—	—	12	44	114
Total commercial loans and leases	3,915	3,766	2,629	2,033	1,261	3,397	2,289	19,290
CONSUMER								
Direct Installment:								
Current	801	887	453	163	91	374	—	2,769
Past due	—	1	1	1	1	11	—	15
Total direct installment	801	888	454	164	92	385	—	2,784
Residential Mortgages:								
Current	1,464	1,587	871	378	128	819	2	5,249
Past due	2	3	3	2	5	33	—	48
Total residential mortgages	1,466	1,590	874	380	133	852	2	5,297
Indirect Installment:								
Current	800	357	166	88	80	40	—	1,531
Past due	5	11	3	1	1	1	—	22
Total indirect installment	805	368	169	89	81	41	—	1,553
Consumer Lines of Credit:								
Current	74	17	1	3	4	126	1,086	1,311
Past due	—	1	1	—	—	15	3	20
Total consumer lines of credit	74	18	2	3	4	141	1,089	1,331
Total consumer loans	3,146	2,864	1,499	636	310	1,419	1,091	10,965
Total loans and leases	$ 7,061	$ 6,630	$ 4,128	$ 2,669	$ 1,571	$ 4,816	$ 3,380	$ 30,255

December 31, 2021	2021	2020	2019	2018	2017	Prior	Revolving Loans Amortized Cost Basis	Total
(in millions)								
COMMERCIAL								
Commercial Real Estate:								
Risk Rating:								
Pass	$ 1,878	$ 1,782	$ 1,503	$ 830	$ 743	$ 2,171	$ 183	$ 9,090
Special Mention	15	21	89	105	107	175	9	521
Substandard	—	15	28	45	45	152	3	288
Total commercial real estate	1,893	1,818	1,620	980	895	2,498	195	9,899
Commercial and Industrial:								
Risk Rating:								
Pass	1,663	833	731	386	184	296	1,509	5,602
Special Mention	8	12	18	7	37	42	52	176
Substandard	1	4	14	57	42	17	64	199
Total commercial and industrial	1,672	849	763	450	263	355	1,625	5,977
Commercial Leases:								
Risk Rating:								
Pass	182	109	98	53	39	1	—	482
Special Mention	—	1	—	2	3	1	—	7
Substandard	—	2	3	1	—	—	—	6
Total commercial leases	182	112	101	56	42	2	—	495
Other Commercial:								
Risk Rating:								
Pass	39	—	—	—	—	3	52	94
Total other commercial	39	—	—	—	—	3	52	94
Total commercial loans and leases	3,786	2,779	2,484	1,486	1,200	2,858	1,872	16,465
CONSUMER								
Direct Installment:								
Current	978	538	215	125	96	412	—	2,364
Past due	—	—	1	1	—	10	—	12
Total direct installment	978	538	216	126	96	422	—	2,376
Residential Mortgages:								
Current	1,280	932	392	152	212	652	—	3,620
Past due	1	1	1	3	3	25	—	34
Total residential mortgages	1,281	933	393	155	215	677	—	3,654
Indirect Installment:								
Current	516	262	157	178	64	35	—	1,212
Past due	6	3	2	2	1	1	—	15
Total indirect installment	522	265	159	180	65	36	—	1,227
Consumer Lines of Credit:								
Current	20	3	4	5	3	127	1,072	1,234
Past due	—	—	—	—	—	10	2	12
Total consumer lines of credit	20	3	4	5	3	137	1,074	1,246
Total consumer loans	2,801	1,739	772	466	379	1,272	1,074	8,503
Total loans and leases	$ 6,587	$ 4,518	$ 3,256	$ 1,952	$ 1,579	$ 4,130	$ 2,946	$ 24,968

We use delinquency transition matrices within the consumer and other loan classes to establish the basis for the R&S forecast portion of the credit risk. Each month, management analyzes payment and volume activity, FICO scores and Debt-to-Income (DTI) scores and other external factors such as unemployment, to determine how consumer loans are performing.

Non-Performing and Past Due

The following tables provide an analysis of the aging of loans by class.

TABLE 6.6

(in millions)	30-89 Days Past Due	≥ 90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans and Leases	Non-accrual with No ACL
December 31, 2022							
Commercial real estate	$ 13	$ —	$ 39	$ 52	$ 11,474	$ 11,526	$ 15
Commercial and industrial	9	1	44	54	7,077	7,131	11
Commercial leases	3	—	1	4	515	519	—
Other	1	—	—	1	113	114	—
Total commercial loans and leases	26	1	84	111	19,179	19,290	26
Direct installment	7	1	7	15	2,769	2,784	—
Residential mortgages	28	6	14	48	5,249	5,297	—
Indirect installment	20	1	1	22	1,531	1,553	—
Consumer lines of credit	10	3	7	20	1,311	1,331	—
Total consumer loans	65	11	29	105	10,860	10,965	—
Total loans and leases	$ 91	$ 12	$ 113	$ 216	$ 30,039	$ 30,255	$ 26

(in millions)	30-89 Days Past Due	> 90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans and Leases	Non-accrual with No ACL
December 31, 2021							
Commercial real estate	$ 11	$ —	$ 48	$ 59	$ 9,840	$ 9,899	$ 20
Commercial and industrial	4	—	15	19	5,958	5,977	4
Commercial leases	1	—	1	2	493	495	—
Other	—	—	—	—	94	94	—
Total commercial loans and leases	16	—	64	80	16,385	16,465	24
Direct installment	5	—	7	12	2,364	2,376	—
Residential mortgages	20	4	10	34	3,620	3,654	—
Indirect installment	12	1	2	15	1,212	1,227	—
Consumer lines of credit	6	1	5	12	1,234	1,246	—
Total consumer loans	43	6	24	73	8,430	8,503	—
Total loans and leases	$ 59	$ 6	$ 88	$ 153	$ 24,815	$ 24,968	$ 24

Following is a summary of non-performing assets:

TABLE 6.7

December 31	2022	2021
(dollars in millions)		
Non-accrual loans	$ 113	$ 88
Total non-performing loans and leases	113	88
Other real estate owned	6	8
Total non-performing assets	$ 119	$ 96
Asset quality ratios:		
Non-performing loans and leases / total loans and leases	0.37 %	0.35 %
Non-performing assets + 90 days past due / total loans and leases + OREO	0.44	0.41

The carrying value of residential-secured consumer OREO held as a result of obtaining physical possession upon completion of a foreclosure or through completion of a deed in lieu of foreclosure amounted to $1.1 million at December 31, 2022 and $1.6 million at December 31, 2021. The recorded investment of residential-secured consumer OREO for which formal foreclosure proceedings are in process at December 31, 2022 and 2021 totaled $11.8 million and $4.3 million, respectively. During 2021, we extended the residential mortgage foreclosure moratorium beyond the requirements for government-backed loans, under the CARES Act, to all residential mortgage loan customers.

Approximately $60.8 million of commercial loans are collateral dependent at December 31, 2022. Repayment is expected to be substantially through the operation or sale of the collateral on the loan. These loans are primarily secured by business assets or commercial real estate.

Troubled Debt Restructurings

TDRs are loans whose contractual terms have been modified in a manner that grants a concession to a borrower experiencing financial difficulties. TDRs typically result from loss mitigation activities and could include the extension of a maturity date, interest rate reduction, principal forgiveness, deferral or decrease in payments for a period of time and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral.

Following is a summary of the composition of total TDRs:

TABLE 6.8

December 31	2022	2021
(in millions)		
Accruing	$ 63	$ 60
Non-accrual	24	32
Total TDRs	$ 87	$ 92

TDRs that are accruing and performing include loans that met the criteria for non-accrual of interest prior to restructuring for which we can reasonably estimate the timing and amount of the expected cash flows on such loans and for which we expect to fully collect the new carrying value of the loans. During 2022, we returned to accruing status $7.0 million in restructured residential mortgage loans that have consistently met their modified obligations for more than six months. TDRs that are on non-accrual are not placed on accruing status until all delinquent principal and interest have been paid and the ultimate collectability of the remaining principal and interest is reasonably assured. Some loan modifications classified as TDRs may not ultimately result in the full collection of principal and interest, as modified, and may result in potential incremental losses which are factored into the ACL.

Commercial loans over $1.0 million whose terms have been modified in a TDR are generally placed on non-accrual, individually analyzed and measured based on the fair value of the underlying collateral. Our ACL includes specific reserves for commercial TDRs of $0 at December 31, 2022, compared to $1.5 million at December 31, 2021, and pooled reserves for individual loans of $1.1 million and $1.5 million for those same periods, respectively, based on loan segment LGD. Upon default, the amount of the recorded investment in the TDR in excess of the fair value of the collateral, less estimated selling costs, is generally considered a confirmed loss and is charged-off against the ACL.

All other classes of loans whose terms have been modified in a TDR are pooled and measured based on the loan segment LGD. Our ACL included pooled reserves for these classes of loans of $3.8 million for December 31, 2022 and $3.9 million for December 31, 2021. Upon default of an individual loan, our charge-off policy is followed for that class of loan.

Following is a summary of TDR loans, by class, for loans that were modified during the periods indicated. The items in the following table have been adjusted for loans that have been paid off and/or sold.

TABLE 6.9

Year Ended December 31	2022			2021		
(dollars in millions)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	12	$ 2	$ 2	25	$ 21	$ 20
Commercial and industrial	9	1	—	7	1	—
Other	—	—	—	1	—	—
Total commercial loans	**21**	**3**	**2**	**33**	**22**	**20**
Direct installment	42	2	2	38	2	2
Residential mortgages	44	7	7	27	4	4
Consumer lines of credit	14	1	1	41	2	2
Total consumer loans	**100**	**10**	**10**	**106**	**8**	**8**
Total	**121**	**$ 13**	**$ 12**	**139**	**$ 30**	**$ 28**

Following is a summary of TDRs, by class, for which there was a payment default, excluding loans that have been paid off and/or sold. Default occurs when a loan is 90 days or more past due and is within 12 months of restructuring.

TABLE 6.10

Year Ended December 31	2022		2021	
(dollars in millions)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial real estate	5	$ 1	—	$ —
Commercial and industrial	2	—	1	—
Total commercial loans	7	1	1	—
Direct installment	5	—	—	—
Residential mortgages	8	1	1	—
Consumer lines of credit	—	—	1	—
Total consumer loans	13	1	2	—
Total	20	$ 2	3	$ —

NOTE 7.   ALLOWANCE FOR CREDIT LOSSES ON LOANS AND LEASES

The ACL is maintained for credit losses expected in the existing loan and lease portfolio and is presented as a reserve against loans and leases on the Consolidated Balance Sheets. Loan and lease losses are charged off against the ACL, with recoveries of amounts previously charged off credited to the ACL. Provisions for credit losses are charged to operations based on management's periodic evaluation of the appropriate level of the ACL. Included in Table 7.1 is the impact to the ACL from our CECL (ASC 326) adoption on January 1, 2020.

Following is a summary of changes in the ACL, by loan and lease class:

TABLE 7.1

(in millions)	Balance at Beginning of Year	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Allowance for PCD Loans and Leases at Acquisition	Balance at End of Year
Year Ended December 31, 2022							
Commercial real estate	$ 156.5	$ (12.5)	$ 4.1	$ (8.4)	$ 8.0	$ 6.0	$ 162.1
Commercial and industrial	87.4	(7.4)	5.9	(1.5)	12.7	3.5	102.1
Commercial leases	14.7	(0.1)	—	(0.1)	(1.1)	—	13.5
Other	2.6	(3.4)	1.0	(2.4)	3.8	—	4.0
Total commercial loans and leases	261.2	(23.4)	11.0	(12.4)	23.4	9.5	281.7
Direct installment	26.4	(0.6)	0.7	0.1	8.9	0.5	35.9
Residential mortgages	33.1	(0.6)	0.5	(0.1)	21.2	1.3	55.5
Indirect installment	13.5	(6.1)	2.2	(3.9)	7.7	—	17.3
Consumer lines of credit	10.1	(1.0)	1.1	0.1	0.6	0.5	11.3
Total consumer loans	83.1	(8.3)	4.5	(3.8)	38.4	2.3	120.0
Total allowance for credit losses on loans and leases	344.3	(31.7)	15.5	(16.2)	61.8	11.8	401.7
Allowance for unfunded loan commitments	19.1	—	—	—	2.3	—	21.4
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 363.4	$ (31.7)	$ 15.5	$ (16.2)	$ 64.1	$ 11.8	$ 423.1

(in millions)	Balance at Beginning of Year	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	Balance at End of Year
Year Ended December 31, 2021						
Commercial real estate	$ 180.5	$ (8.8)	$ 6.3	$ (2.5)	$ (21.5)	$ 156.5
Commercial and industrial	81.2	(15.7)	6.6	(9.1)	15.3	87.4
Commercial leases	17.3	(0.2)	0.9	0.7	(3.3)	14.7
Other	1.4	(2.3)	1.3	(1.0)	2.2	2.6
Total commercial loans and leases	280.4	(27.0)	15.1	(11.9)	(7.3)	261.2
Direct installment	26.0	(1.4)	1.0	(0.4)	0.8	26.4
Residential mortgages	33.7	(1.0)	0.6	(0.4)	(0.2)	33.1
Indirect installment	11.2	(3.1)	2.2	(0.9)	3.2	13.5
Consumer lines of credit	11.8	(1.7)	1.4	(0.3)	(1.4)	10.1
Total consumer loans	82.7	(7.2)	5.2	(2.0)	2.4	83.1
Total allowance for credit losses on loans and leases	363.1	(34.2)	20.3	(13.9)	(4.9)	344.3
Allowance for unfunded loan commitments	13.6	—	—	—	5.5	19.1
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 376.7	$ (34.2)	$ 20.3	$ (13.9)	$ 0.6	$ 363.4

(in millions)	Balance at Beginning of Period	Charge-Offs	Recoveries	Net Charge-Offs	Provision for Credit Losses	ASC 326 Adoption Impact	Initial Allowance on PCD Loans	Balance at End of Period
Year Ended December 31, 2020								
Commercial real estate	$ 60	$ (31)	$ 7	$ (24)	$ 67	$ 38	$ 40	$ 181
Commercial and industrial	53	(32)	7	(25)	41	8	4	81
Commercial leases	11	(1)	—	(1)	7	—	—	17
Other	9	(4)	1	(3)	4	(9)	—	1
Total commercial loans and leases	133	(68)	15	(53)	119	37	44	280
Direct installment	13	(1)	1	—	2	10	1	26
Residential mortgages	22	(2)	1	(1)	3	6	4	34
Indirect installment	19	(8)	4	(4)	(6)	2	—	11
Consumer lines of credit	9	(2)	—	(2)	4	—	1	12
Total consumer loans	63	(13)	6	(7)	3	18	6	83
Total allowance for credit losses on loans and leases	196	(81)	21	(60)	122	55	50	363
Allowance for unfunded loan commitments	3	—	—	—	1	10	—	14
Total allowance for credit losses on loans and leases and allowance for unfunded loan commitments	$ 199	$ (81)	$ 21	$ (60)	$ 123	$ 65	$ 50	$ 377

Following is a summary of changes in the AULC by portfolio segment:

TABLE 7.2

Year Ended December 31	2022		2021		2020	
(in millions)						
Balance at beginning of period	$	19	$	14	$	3
Provision for unfunded loan commitments and letters of credit:						
Commercial portfolio		2		5		1
Consumer portfolio		—		—		—
ASC 326 adoption impact:						
Commercial portfolio		—		—		8
Consumer portfolio		—		—		2
Balance at end of period	$	21	$	19	$	14

The model used to calculate the ACL is dependent on the portfolio composition and credit quality, as well as historical experience, current conditions and forecasts of economic conditions and interest rates. Specifically, the following considerations are incorporated into the ACL calculation:

- a third-party macroeconomic forecast scenario;

- a 24-month R&S forecast period for macroeconomic factors with a reversion to the historical mean on a straight-line basis over a 12-month period; and

- the historical through-the-cycle mean was calculated using an expanded period to include a prior recessionary period.

At December 31, 2022 and 2021, we utilized a third-party consensus macroeconomic forecast reflecting the current and projected macroeconomic environment. For our ACL calculation at December 31, 2022, the macroeconomic variables that we utilized included, but were not limited to: (i) the purchase only Housing Price Index, which declines 3.7% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which declines 0.9% over our R&S forecast period, (iii) S&P Volatility, which decreases 41.0% in 2023 and 8.1% in 2024 and (iv) bankruptcies, which increase steadily over the R&S forecast period but average below historical levels. Macroeconomic variables that we utilized for our ACL calculation as of December 31, 2021 included, but were not limited to: (i) the purchase only Housing Price Index, which reflected growth of 6.3% over our R&S forecast period, (ii) a Commercial Real Estate Price Index, which reflected growth of 13.0% over our R&S forecast period, (iii) S&P Volatility, which increases 15.2% in 2022 and 1.9% in 2023 and (iv) bankruptcies, which increase steadily over the R&S forecast period but average below historical levels.

The ACL on loans and leases of $401.7 million at December 31, 2022 increased $57.4 million, or 16.7%, from December 31, 2021, primarily due to the Howard and Union acquisitions and the associated ACL attributable to the acquired loans and leases, significant loan growth and CECL-related model impacts from a forecasted macroeconomic slowdown and lower prepayment speed assumptions, partially offset by continued solid credit quality performance. Our ending ACL coverage ratio was 1.33% at December 31, 2022, compared to 1.38% at December 31, 2021. Total provision for credit losses for the year ended December 31, 2022 was $64.2 million and included $19.1 million and $9.4 million of initial provision for non-PCD loans associated with the Howard and Union acquisitions, respectively, compared to $0.6 million total provision for the year ended December 31, 2021. Net charge-offs were $16.2 million during 2022, compared to $13.9 million during 2021. The AULC was $21.4 million at December 31, 2022 and included provision expense for unfunded loan commitments and letters of credit of $2.3 million for the year ended December 31, 2022. Comparatively, the AULC was $19.1 million at December 31, 2021 and included provision expense for unfunded loan commitments and letters of credit of $5.5 million for the year ended December 31, 2021.

NOTE 8.   LOAN SERVICING

Mortgage Loan Servicing

We retain the servicing rights on certain mortgage loans sold. The unpaid principal balance of mortgage loans serviced for others is listed below:

TABLE 8.1

December 31	2022	2021
(in millions)		
Mortgage loans sold with servicing retained	$ 5,242	$ 4,855

The following table summarizes activity relating to mortgage loans sold with servicing retained:

TABLE 8.2

Year Ended December 31	2022	2021	2020
(in millions)			
Mortgage loans sold with servicing retained	$ 1,056	$ 1,762	$ 1,636
Pre-tax net gains (losses) resulting from above loan sales [1]	(12)	43	70
Mortgage servicing fees [1]	13	12	12

(1) Recorded in mortgage banking operations on the Consolidated Statements of Income.

Following is a summary of activity relating to MSRs:

TABLE 8.3

Year Ended December 31	2022	2021	2020
(in millions)			
Balance at beginning of period	$ 44.4	$ 35.6	$ 42.6
Additions	13.0	19.2	16.0
Payoffs and curtailments	(4.4)	(12.8)	(14.8)
Impairment (charge) / recovery	2.5	4.8	(5.8)
Amortization	(2.7)	(2.4)	(2.4)
Balance at end of period	$ 52.8	$ 44.4	$ 35.6
Fair value, beginning of period	$ 46.0	$ 35.6	$ 45.2
Fair value, end of period	68.6	46.0	35.6

We had no valuation allowance for MSRs as of December 31, 2022, compared to $2.5 million at December 31, 2021.

The fair value of MSRs is highly sensitive to changes in assumptions and is determined by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates and other assumptions validated through comparison to trade information, industry surveys and the use of independent third-party valuations. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSRs. Generally, as interest rates decline, mortgage loan prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSRs and as interest rates increase, mortgage loan prepayments decline, which results in an increase in the fair value of MSRs. Measurement of fair value is limited to the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Following is a summary of the sensitivity of the fair value of MSRs to changes in key assumptions:

TABLE 8.4

December 31	2022	2021
(dollars in millions)		
Weighted average life (months)	96	76.6
Constant prepayment rate (annualized)	7.3 %	11.2 %
Discount rate	10.0 %	9.5 %
Effect on fair value due to change in interest rates:		
+2.00%	$ 9	$ 15
+1.00%	4	9
+0.50%	2	5
+0.25%	1	3
-0.25%	(1)	(3)
-0.50%	(3)	(7)
-1.00%	(6)	(13)
-2.00%	(15)	(28)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the changes in assumptions to fair value may not be linear. Also, in this table, the effects of an adverse variation in a particular assumption on the fair value of MSRs is calculated without changing any other assumptions, while in reality, changes in one factor may result in changing another, which may magnify or contract the effect of the change.

SBA-Guaranteed Loan Servicing

We retain the servicing rights on SBA-guaranteed loans sold to investors. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for us to retain a portion of the cash flow from the interest payment received on the SBA guaranteed portion of the loan, which is commonly known as a servicing spread. The unpaid principal balance of SBA-guaranteed loans serviced for investors was as follows:

TABLE 8.5

December 31	2022	2021
(in millions)		
SBA loans sold to investors with servicing retained	$ 186	$ 230

The following table summarizes activity relating to SBA loans sold with servicing retained:

TABLE 8.6

Year Ended December 31	2022	2021	2020
(in millions)			
SBA loans sold with servicing retained	$ 15	$ 64	$ 33
Pretax gains resulting from above loan sales [1]	1	8	3
SBA servicing fees [1]	2	2	2

(1) Recorded in other non-interest income on the Consolidated Statements of Income.

Following is a summary of the activity in SBA servicing rights:

TABLE 8.7

Year Ended December 31		2022		2021		2020
(in millions)						
Balance at beginning of period	$	3	$	3	$	3
Additions		—		1		1
Payoffs, curtailments and amortization		(1)		(1)		(1)
Balance at end of period	$	2	$	3	$	3
Fair value, beginning of period	$	3	$	3	$	3
Fair value, end of period		2		3		3

We had a valuation allowance for SBA servicing rights of $1.6 million as of December 31, 2022, compared to $1.1 million at December 31, 2021.

Following is a summary of key assumptions and the sensitivity of the SBA servicing rights to changes in these assumptions. The declines in fair values were immaterial in the scenarios presented.

TABLE 8.8

December 31		2022		2021
(dollars in millions)				
Weighted average life (months)		42		42
Constant prepayment rate		15.2 %		14.8 %
Discount rate		19.9		12.1
Decline in fair value due to change in interest rates:				
1% adverse change	$	—	$	(0.1)
2% adverse change		(0.1)		(0.2)
Decline in fair value due to change in constant prepayment rates:				
10% adverse change		(0.1)		(0.1)
20% adverse change		(0.1)		(0.2)

NOTE 9. PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

TABLE 9.1

December 31		2022		2021
(in millions)				
Land	$	74	$	59
Premises		264		229
Equipment		406		344
Finance leases		23		12
		767		644
Accumulated depreciation		(335)		(299)
Total premises and equipment, net	$	432	$	345

Depreciation expense for premises and equipment is presented in the following table:

TABLE 9.2

December 31	2022	2021	2020
(in millions)			
Depreciation expense for premises and equipment	$ 49	$ 46	$ 43

NOTE 10.   GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows a rollforward of goodwill by line of business:

TABLE 10.1

(in millions)	Community Banking	Wealth Manage-ment	Insurance	Total
Balance at January 1, 2021	$ 2,231	$ 8	$ 23	$ 2,262
Goodwill additions	—	—	—	—
Balance at December 31, 2021	2,231	8	23	2,262
Goodwill additions	215	—	—	215
Balance at December 31, 2022	$ 2,446	$ 8	$ 23	$ 2,477

We recorded goodwill during 2022 as a result of the purchase accounting adjustments relating to the Howard and Union acquisitions described in Note 3, "Mergers and Acquisitions." There were no changes to goodwill during 2021.

The following table shows a summary of core deposit intangibles and customer renewal lists:

TABLE 10.2

(in millions)	Core Deposit Intangibles	Customer Renewal Lists	Total
December 31, 2022			
Gross carrying amount	$ 258	$ 18	$ 276
Accumulated amortization	(173)	(14)	(187)
Net carrying amount	$ 85	$ 4	$ 89
December 31, 2021			
Gross carrying amount	$ 197	$ 18	$ 215
Accumulated amortization	(160)	(13)	(173)
Net carrying amount	$ 37	$ 5	$ 42

We recorded core deposit intangibles during 2022 relating to the Howard and Union acquisitions described in Note 3, "Mergers and Acquisitions." Core deposit intangibles are being amortized primarily over 10 years using accelerated methods. Customer renewal lists are being amortized over their estimated useful lives, which range from eight to thirteen years.

The following table summarizes amortization expense recognized:

TABLE 10.3

December 31	2022	2021	2020
(in millions)			
Amortization expense	$ 14	$ 12	$ 13

Following is a summary of the expected amortization expense on finite-lived intangible assets, assuming no new additions, for each of the five years following December 31, 2022:

TABLE 10.4

(in millions)		
2023	$	20
2024		18
2025		16
2026		12
2027		8
Total	$	74

Goodwill and other intangible assets are tested annually for impairment, and more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. We completed this test in 2022 and 2021 and determined that our goodwill and other intangible assets are not impaired.

NOTE 11.   LEASES

We have operating leases primarily for certain branches, office space, land, and office equipment. We have finance leases for certain branches. Our operating leases expire at various dates through the year 2046 and generally include one or more options to renew. Our finance leases expire at various dates through the year 2051 and generally include one or more options to renew. The exercise of lease renewal options is at our sole discretion. As of December 31, 2022, we had operating lease right-of-use assets and operating lease liabilities of $135.3 million and $145.6 million, respectively. We have finance lease right-of-use assets and finance lease liabilities of $22.2 million and $22.7 million, respectively.

Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2022, we have certain operating lease agreements, primarily for administrative office space, that have not yet commenced. At commencement, it is expected that these leases will add approximately $69.2 million in right-of-use assets and $90.6 million in other liabilities. These operating leases are currently expected to commence in 2023 or 2024 with lease terms of up to 16 years. These operating leases include the lease, with a related party, of the future new FNB headquarters building in Pittsburgh, Pennsylvania. The related party operating lease is accounted for in a manner consistent with all other leases on the basis of the legally enforceable terms and conditions of the lease and the related party represents a VIE for which we are not the primary beneficiary.

The components of lease expense were as follows:

TABLE 11.1

	Twelve Months Ended December 31,					
(dollars in millions)	**2022**		**2021**		**2020**	
Operating lease cost	$	**30**	$	29	$	27
Short-term lease cost		**1**		1		1
Variable lease cost		**4**		3		3
Finance lease cost		**1**		—		—
Total lease cost	$	**36**	$	33	$	31

Other information related to leases is as follows:

TABLE 11.2

(dollars in millions)	Twelve Months Ended December 31,			
	2022		**2021**	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	**28**	$	27
Operating cash flows from finance leases	$	**1**	$	—
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	**9**	$	23
Finance leases	$	**11**	$	12
Weighted average remaining lease term (years):				
Operating leases		**9.32**		9.83
Finance leases		**21.00**		23.09
Weighted average discount rate:				
Operating leases		**2.5 %**		2.4 %
Finance leases		**2.6 %**		1.9 %

Maturities of lease liabilities were as follows:

TABLE 11.3

(in millions)	Operating Leases		Finance Leases		Total Leases	
December 31, 2022						
2023	$	27	$	1	$	28
2024		24		1		25
2025		18		1		19
2026		15		1		16
2027		12		2		14
Later years		69		24		93
Total lease payments		165		30		195
Less: imputed interest		(19)		(7)		(26)
Present value of lease liabilities	$	146	$	23	$	169

As a lessor we offer commercial leasing services to customers in need of new or used equipment primarily within our market areas of Pennsylvania, Ohio, Maryland, North Carolina, South Carolina and West Virginia. Additional information relating to commercial leasing is provided in Note 6, "Loans and Leases" in the Notes to Consolidated Financial Statements.

NOTE 12.   VARIABLE INTEREST ENTITIES

We evaluate our interest in certain entities to determine if these entities meet the definition of a VIE and whether we are the primary beneficiary and required to consolidate the entity based on the variable interest we held both at inception and when there is a change in circumstances that requires a reconsideration.

Unconsolidated VIEs

The following table provides a summary of the assets and liabilities included in our Consolidated Financial Statements, as well as the maximum exposure to losses, associated with our interests related to VIEs for which we hold an interest, but are not the primary beneficiary, at December 31, 2022 and 2021.

TABLE 12.1

(in millions)	Total Assets		Total Liabilities		Maximum Exposure to Loss	
December 31, 2022						
Trust preferred securities [1]	$	1	$	72	$	—
Affordable housing tax credit partnerships		123		37		123
Other investments		33		9		33
Total	$	157	$	118	$	156
December 31, 2021						
Trust preferred securities [1]	$	1	$	67	$	—
Affordable housing tax credit partnerships		121		34		121
Other investments		28		6		28
Total	$	150	$	107	$	149

(1) Represents our investment in unconsolidated subsidiaries.

Trust-Preferred Securities

We have certain wholly-owned trusts whose assets, liabilities, equity, income and expenses are not included within our Consolidated Financial Statements. These trusts have been formed for the sole purpose of issuing TPS, from which the proceeds are then invested in our junior subordinated debentures, which are reflected in our Consolidated Balance Sheets as subordinated notes. The TPS are the obligations of the trusts, and as such, are not consolidated within our Consolidated Financial Statements. See the Borrowings footnote for additional information relating to our TPS.

Each issue of the junior subordinated debentures has an interest rate equal to the corresponding TPS distribution rate. We have the right to defer payment of interest on the debentures at any time, or from time-to-time for a period not exceeding five years provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions to the TPS will also be deferred and our ability to pay dividends on our common stock will be restricted. Periodic cash payments and payments upon liquidation or redemption with respect to TPS are guaranteed by us to the extent of funds held by the trusts. The guarantee ranks subordinate and junior in right of payment to all of our indebtedness to the same extent as the junior subordinated debt. The guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by us.

Affordable Housing Tax Credit Partnerships

We make equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the LIHTC pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to support initiatives associated with the CRA while earning a satisfactory return. The activities of these LIHTC partnerships include the development and operation of multi-family housing that is leased to qualifying residential tenants. These partnerships are generally located in communities where we have a banking presence and meet the definition of a VIE; however, we are not the primary beneficiary of the entities, as the general partner or managing member has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses beyond our own equity investment. We record our investment in LIHTC partnerships as a component of other assets and use the proportional amortization method to account for our investments in LIHTC partnerships. Amortization related to our LIHTC investments is recorded on a net basis as a component of the provision for income taxes on the Consolidated Statements of Income.

The following table presents the balances of our affordable housing tax credit investments and related unfunded commitments:

TABLE 12.2

December 31		2022		2021
(in millions)				
LIHTC investments included in other assets	$	86	$	87
Unfunded LIHTC commitments		37		34

The following table summarizes the impact of these LIHTC investments on the provision for income taxes in our Consolidated Statements of Income:

TABLE 12.3

		Year Ended December 31				
(in millions)		2022		2021		2020
Provision for income taxes:						
Amortization of LIHTC investments under proportional method	$	14	$	13	$	11
Low-income housing tax credits		(15)		(15)		(12)
Other tax benefits related to tax credit investments		(2)		(2)		(2)
Total impact on provision for income taxes	$	(3)	$	(4)	$	(3)

Other Investments

Other investments we also consider to be unconsolidated VIE's include investments in SBIC's, Historic Tax Credit investments, New Market Tax Credit investments and other equity method investments.

NOTE 13.   DEPOSITS

Following is a summary of deposits:

TABLE 13.1

December 31		2022		2021
(in millions)				
Non-interest-bearing demand	$	11,916	$	10,789
Interest-bearing demand		15,100		14,409
Savings		4,142		3,669
Certificates and other time deposits:				
Less than $100,000		1,763		1,540
$100,000 through $250,000		827		866
Greater than $250,000		1,022		453
Total certificates and other time deposits		3,612		2,859
Total deposits	$	34,770	$	31,726

Following is a summary of the scheduled maturities of certificates and other time deposits for the years following December 31, 2022:

TABLE 13.2

(in millions)		
2023	$	2,638
2024		635
2025		151
2026		119
2027		64
Later years		5
Total	$	3,612

NOTE 14. SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings:

TABLE 14.1

December 31		2022		2021
(in millions)				
Securities sold under repurchase agreements	$	317	$	376
Federal Home Loan Bank advances		930		1,030
Subordinated notes		125		130
Total short-term borrowings	$	1,372	$	1,536

Borrowings with original maturities of one year or less are classified as short-term. Securities sold under repurchase agreements are comprised of customer repurchase agreements, which are sweep accounts with next-day maturities utilized by larger commercial customers to earn interest on their funds. Securities are pledged to these customers in an amount at least equal to the outstanding balance. We did not have any short-term FHLB advances with overnight maturities as of December 31, 2022 or 2021. At December 31, 2022, $0.9 billion, or 100.0%, of the short-term FHLB advances were swapped to fixed rates with various maturities through 2024. This compares to $1.0 billion, or 100.0%, as of December 31, 2021.

During 2020, we terminated hedges related to $225.0 million of higher-rate short-term FHLB borrowings, which resulted in hedge termination costs of $8.9 million reported in other non-interest income on the Consolidated Statements of Income.

The following represents weighted average interest rates on short-term borrowings:

TABLE 14.2

December 31	2022	2021	2020
Year-to-date average	1.72 %	1.61 %	1.53 %
Period-end	1.96	1.61	1.57

NOTE 15.   LONG-TERM BORROWINGS

Following is a summary of long-term borrowings:

TABLE 15.1

December 31	2022	2021
(in millions)		
Senior notes	$ 648	$ 299
Subordinated notes	70	68
Junior subordinated debt	72	67
Other subordinated debt	303	248
Total long-term borrowings	**$ 1,093**	**$ 682**

During the third quarter of 2022, we completed a debt offering in which we issued $350 million aggregate principal amount of 5.150% fixed-rate senior notes due in 2025. The net proceeds of the debt offering after deducting underwriting discounts and commissions and offering costs were $347.4 million. These proceeds were used for general corporate purposes, which may include repayment of the $300 million in 2.200% Senior Notes due February 2023, investments at the holding company level, capital to support the growth of FNBPA and refinancing of outstanding indebtedness.

During 2022, we assumed $25 million of other subordinated debt and $5 million of junior subordinated debt from the Howard acquisition and $31 million of other subordinated debt from the Union acquisition. Those additions are reflected in the balances above and in the tables below.

Scheduled annual maturities for the long-term borrowings for the years following December 31, 2022 are as follows:

TABLE 15.2

(in millions)	
2023	$ 337
2024	7
2025	457
2026	9
2027	9
Later years	274
Total	**$ 1,093**

Federal Home Loan Bank advances

Our banking affiliate has available credit with the FHLB of $9.8 billion, of which $930.0 million was utilized and included in short-term borrowings and $340.0 million was utilized for a letter of credit for pledging of public funds as of December 31, 2022. These advances are secured by loans collateralized by residential mortgages, home equity lines of credit, commercial real estate and FHLB stock and are scheduled to mature in various amounts periodically during 2023. There were no long-term FHLB borrowings during 2022, or as of December 31, 2022 or 2021. Effective interest rates paid on the long-term advances held during the year ranged from 0.26% to 0.29% for the year ended December 31, 2021.

During 2020, we reduced higher-rate outstanding long-term FHLB borrowings by $490.0 million, which resulted in a loss on early debt extinguishment of $16.7 million reported in non-interest income on the Consolidated Statements of Income.

Subordinated notes

Subordinated notes are unsecured and subordinated to our other indebtedness. The subordinated notes mature in various amounts periodically through the year 2032. At December 31, 2022, all of the subordinated notes are redeemable by the holders prior to maturity at a discount equal to three to 12 months of interest, depending on the term of the note. We may require the holder to give 30 days prior written notice. No sinking fund is required and none has been established to retire the notes. The weighted average interest rates on the subordinated notes are presented in the following table:

TABLE 15.3

December 31	2022	2021	2020
Subordinated notes weighted average interest rate	**3.36 %**	3.12 %	3.23 %

Junior subordinated debt

The junior subordinated debt is comprised of the debt securities issued by FNB, or companies we acquired, in relation to our four unconsolidated subsidiary trusts (collectively, the Trusts), which are unconsolidated VIEs and are included on the Consolidated Balance Sheets in long-term borrowings. One hundred percent of the common equity of each Trust is owned by FNB. The Trusts were formed for the purpose of issuing FNB-obligated mandatorily redeemable capital securities, or TPS to third-party investors. The proceeds from the sale of TPS and the issuance of common equity by the Trusts were invested in junior subordinated debt securities issued by FNB, which are the sole assets of each Trust. Since third-party investors are the primary beneficiaries, the Trusts are not consolidated in our Financial Statements. The Trusts pay dividends on the TPS at the same rate as the distributions paid by us on the junior subordinated debt held by the Trusts. F.N.B. Statutory Trust II was formed by us, and the other three statutory trusts were assumed through acquisitions. The acquired statutory trusts were adjusted to fair value in conjunction with the various acquisitions.

We record the distributions on the junior subordinated debt issued to the Trusts as interest expense. The TPS are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debt. The TPS are eligible for redemption, at any time, at our discretion. Under capital guidelines, the junior subordinated debt, net of our investments in the Trusts, is included in tier 2 capital. We have entered into agreements which, when taken collectively, fully and unconditionally guarantee the obligations under the TPS subject to the terms of each of the guarantees.

The following table provides information relating to the Trusts as of December 31, 2022:

TABLE 15.4

(dollars in millions)	Trust Preferred Securities	Common Securities	Junior Subordinated Debt	Stated Maturity Date	Interest Rate	Rate Reset Factor
F.N.B. Statutory Trust II	$ 22	$ 1	$ 22	6/15/2036	6.42 %	LIBOR + 165 bps
Yadkin Valley Statutory Trust I	25	1	22	12/15/2037	6.09 %	LIBOR + 132 bps
FNB Financial Services Capital Trust I	25	1	23	9/30/2035	6.19 %	LIBOR + 146 bps
Patapsco Statutory Trust I	5	—	5	12/15/2035	6.25 %	LIBOR + 148 bps
Total	$ 77	$ 3	$ 72			

Senior and other subordinated debt

The following table provides information relating to our senior notes and other subordinated debt as of December 31, 2022. The subordinated notes are eligible for treatment as tier 2 capital for regulatory capital purposes.

TABLE 15.5

(dollars in millions)	Aggregate Principal Amount Issued	Net Proceeds [6]	Carrying Value	Stated Maturity Date	Interest Rate
Senior Notes:					
2.200% Senior Notes due February 24, 2023	$ 300	$ 298	$ 300	2/24/2023	2.200 %
5.150% Senior Notes due August 25, 2025	350	347	348	8/25/2025	5.150 %
Total senior notes	650	645	648		
Other Subordinated Debt:					
4.950% Fixed-To-Floating Rate Subordinated Notes due 2029 [1]	120	118	119	2/14/2029	4.950 %
4.875% Subordinated Notes due 2025	100	98	100	10/2/2025	4.875 %
7.625% Subordinated Notes due August 12, 2023 [5]	38	46	29	8/12/2023	7.625 %
6.000% Fixed-To-Floating Rate Subordinated Notes due December 6, 2028 [2] [5]	25	26	25	12/6/2028	6.000 %
5.000% Fixed-To-Floating Rate Subordinated Note due May 29, 2030 [3] [5]	25	24	24	5/29/2030	5.000 %
6.000% Fixed-To-Floating Rate Subordinated Note due May 15, 2028 [4] [5]	6	6	6	5/15/2028	6.000 %
Total other subordinated debt	314	318	303		
Total	$ 964	$ 963	$ 951		

(1) Fixed-to-floating rate until February 14, 2024, at which time the floating rate will be three-month LIBOR plus 240 basis points, or an alternative rate that may replace LIBOR, as specified in the prospectus for this offering.
(2) Fixed-to-floating rate until December 6, 2023, at which time the floating rate will be three-month LIBOR plus 302 basis points, or an alternative rate that may replace LIBOR, as specified in the prospectus for this offering.
(3) Fixed-to-floating rate until May 29, 2025, at which time the floating rate will be three-month SOFR plus 464 basis points.
(4) Fixed-to-floating rate until May 15, 2023, at which time the floating rate will be three-month LIBOR plus 350 basis points, or an alternative rate that may replace LIBOR, as specified in the prospectus for this offering.
(5) Assumed from an acquisition and adjusted to fair value at the time of acquisition.
(6) After deducting underwriting discounts and commissions and offering costs. For the debt assumed from acquisitions, this is the fair value of the debt at the time of the acquisition.

NOTE 16.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate risk, primarily by managing the amount, source, and duration of our assets and liabilities, and through the use of derivative instruments. Derivative instruments are used to reduce the effects that changes in interest rates may have on net income and cash flows. We also use derivative instruments to facilitate transactions on behalf of our customers.

All derivatives are carried on the Consolidated Balance Sheets at fair value and do not take into account the effects of master netting arrangements we have with other financial institutions. Credit risk is included in the determination of the estimated fair value of derivatives. Derivative assets are reported in the Consolidated Balance Sheets in other assets and derivative liabilities are reported in other liabilities. Changes in fair value are recognized in earnings except for certain changes related to derivative instruments designated as part of a cash flow hedging relationship, which are recognized in other comprehensive income.

The following table presents notional amounts and gross fair values of our derivative assets and derivative liabilities which are not offset in the Consolidated Balance Sheets:

TABLE 16.1

December 31	2022			2021		
	Notional Amount	Fair Value		Notional Amount	Fair Value	
(in millions)		Asset	Liability		Asset	Liability
Gross Derivatives						
Subject to master netting arrangements:						
Interest rate contracts – designated	$ 2,180	$ —	$ 1	$ 2,080	$ 1	$ —
Interest rate swaps – not designated	5,333	89	6	5,547	2	20
Total subject to master netting arrangements	7,513	89	7	7,627	3	20
Not subject to master netting arrangements:						
Interest rate swaps – not designated	5,333	6	390	5,547	172	24
Interest rate lock commitments – not designated	163	—	12	482	9	—
Forward delivery commitments – not designated	203	1	2	502	1	1
Credit risk contracts – not designated	506	—	—	368	—	—
Total not subject to master netting arrangements	6,205	7	404	6,899	182	25
Total	$ 13,718	$ 96	$ 411	$ 14,526	$ 185	$ 45

The change in the fair value of liabilities from December 31, 2021 is due to a significant increase in interest rates during 2022.

Certain derivative exchanges have enacted a rule change which in effect results in the legal characterization of variation margin payments for certain derivative contracts as settlement of the derivatives mark-to-market exposure and not collateral. Accordingly, we have changed our reporting of certain derivatives to record variation margin on trades cleared through these exchanges as settled. The daily settlement of the derivative exposure does not change or reset the contractual terms of the instrument.

We adopted RRR on October 1, 2020, and the guidance will be followed until the Update terminates on December 31, 2024. As of October 16, 2020, we changed our valuation methodology to reflect changes made by central clearinghouses that changed the discounting methodology and interest calculation of cash migration from overnight index swap (OIS) to SOFR for U.S. dollar cleared interest rate swaps to better reflect prices obtainable in the markets in which we transact. Certain of these valuation methodology changes were applied to eligible hedging relationships. Accordingly, we have updated our hedge documentation to reflect the election of certain expedients and exceptions related to our cash flow hedging programs. The change in valuation methodology was applied prospectively as a change in accounting estimate and did not have a material impact on our consolidated financial position or results of operations.

Derivatives Designated as Hedging Instruments under GAAP

Interest Rate Contracts. We entered into interest rate derivative agreements to modify the interest rate characteristics of certain commercial loans and certain of our FHLB advances from variable rate to fixed rate in order to reduce the impact of changes in future cash flows due to market interest rate changes. These agreements are designated as cash flow hedges, hedging the exposure to variability in expected future cash flows. The derivative's gain or loss, including any ineffectiveness, is initially reported as a component of OCI and subsequently reclassified into earnings in the same line item associated with the forecasted transaction when the forecasted transaction affects earnings.

The following table shows amounts reclassified from AOCI:

TABLE 16.2

(in millions)	Amount of Gain (Loss) Recognized in OCI on Derivatives			Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income		
	Year Ended December 31,				Year Ended December 31,		
	2022	2021	2020		2022	2021	2020
Derivatives in cash flow hedging relationships:							
Interest rate contracts	$ (39)	$ 5	$ (51)	Interest income (expense)	$ (11)	$ (18)	$ (14)
				Other income	—	—	(9)

The following table represents gains (losses) recognized in the Consolidated Statements of Income on cash flow hedging relationships:

TABLE 16.3

(in millions)	Year Ended December 31,					
	2022		2021		2020	
	Interest Income - Loans and Leases	Interest Expense - Short-Term Borrowings	Interest Income - Loans and Leases	Interest Expense - Short-Term Borrowings	Interest Income - Loans and Leases	Interest Expense - Short-Term Borrowings
Total amounts of income and expense line items presented in the Consolidated Statements of Income (the effects of cash flow hedges are included in these line items)	$ 1,117	$ 25	$ 886	$ 27	$ 990	$ 38
The effects of cash flow hedging:						
Gain (loss) on cash flow hedging relationships:						
Interest rate contracts:						
Amount of gain (loss) reclassified from AOCI into net income [1]	(8)	(3)	2	(20)	(7)	(16)
Amount of gain (loss) reclassified from AOCI into income as a result that a forecasted transaction is no longer probable of occurring	—	—	—	—	—	—

(1) For 2020, the amount of loss reclassified from AOCI into net income relating to interest income on loans and leases included an $8.9 million loss reflected in other non-interest income.

As of December 31, 2022, the maximum length of time over which forecasted interest cash flows are hedged is 3.3 years. In the twelve months that follow December 31, 2022, we expect to reclassify from the amount currently reported in AOCI net derivative losses of $22.3 million ($17.3 million net of tax), in association with interest on the hedged loans and FHLB advances. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations, and the addition of other hedges subsequent to December 31, 2022. During the third quarter of 2020, we terminated $225.0 million of notional value of interest rate contracts - designated subject to master netting arrangements.

There were no components of derivative gains or losses excluded from the assessment of hedge effectiveness related to these cash flow hedges. Also, during the years ended December 31, 2022 and 2021, there were no gains or losses from cash flow hedge derivatives reclassified to earnings because it became probable that the original forecasted transactions would not occur.

Derivatives Not Designated as Hedging Instruments under GAAP

Interest Rate Swaps. We enter into interest rate swap agreements to meet the financing, interest rate and equity risk management needs of qualifying commercial loan customers. These agreements provide the customer the ability to convert from variable to fixed interest rates. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies and monitoring. Swap derivative transactions with customers are not subject to enforceable master netting arrangements and are generally secured by rights to non-financial collateral, such as real and personal property.

We enter into positions with a derivative counterparty in order to offset our exposure on the fixed components of the customer interest rate swap agreements. We seek to minimize counterparty credit risk by entering into transactions only with high-quality financial dealer institutions.

Interest rate swap agreements with loan customers and with the offsetting counterparties are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as other income or other expense.

Interest Rate Lock Commitments. IRLCs are an agreement to extend credit to a mortgage loan borrower, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. We are bound to fund the loan at a specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date, subject to the loan approval process. The borrower is not obligated to perform under the commitment. As such, outstanding IRLCs subject us to interest rate risk and related price risk during the period from the commitment to the borrower through the loan funding date, or commitment expiration. The IRLCs generally range between 30 to 360 days. The IRLCs are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as mortgage banking operations non-interest income.

Forward Delivery Commitments. Forward delivery commitments on mortgage-backed securities are used to manage the interest rate and price risk of our IRLCs and mortgage loan held for sale inventory by fixing the forward sale price that will be realized upon sale of the mortgage loans into the secondary market. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. The forward delivery contracts are reported at fair value in other assets and other liabilities on the Consolidated Balance Sheets with any resulting gain or loss recorded in current period earnings as mortgage banking operations non-interest income.

Credit Risk Contracts. We purchase and sell credit protection under risk participation agreements to share with other counterparties some of the credit exposure related to interest rate derivative contracts or to take on credit exposure to generate revenue. We will make/receive payments under these agreements if a customer defaults on their obligation to perform under certain derivative swap contracts.

Risk participation agreements sold with notional amounts totaling $388.6 million as of December 31, 2022 have remaining terms ranging from two months to nineteen years. Under these agreements, our maximum exposure assuming a customer defaults on their obligation to perform under certain derivative swap contracts with third parties would be $0.1 million and $0.2 million at December 31, 2022 and 2021, respectively. The fair values of risk participation agreements purchased and sold were $0.1 million and $0.1 million, respectively, at December 31, 2022 and $0.1 million and $0.2 million, respectively, at December 31, 2021.

The following table presents the effect of certain derivative financial instruments on the Consolidated Statements of Income:

TABLE 16.4

(in millions)	Consolidated Statements of Income Location	Year Ended December 31,		
		2022	2021	2020
Interest rate swaps	Non-interest income - other	$ —	$ —	$ —
Interest rate lock commitments	Mortgage banking operations	—	—	—
Forward delivery contracts	Mortgage banking operations	(1)	2	(2)
Credit risk contracts	Non-interest income - other	—	—	—

Counterparty Credit Risk

We are party to master netting arrangements with most of our swap derivative dealer counterparties. Collateral, usually marketable securities and/or cash, is exchanged between FNB and our counterparties, and is generally subject to thresholds and transfer minimums. For swap transactions that require central clearing, we post cash to our clearing agency. Collateral positions are settled or valued daily, and adjustments to amounts received and pledged by us are made as appropriate to maintain proper collateralization for these transactions.

Certain master netting agreements contain provisions that, if violated, could cause the counterparties to request immediate settlement or demand full collateralization under the derivative instrument. If we had breached our agreements with our derivative counterparties we would be required to settle our obligations under the agreements at the termination value and would be required to pay an additional $0.1 million and $0.2 million as of December 31, 2022 and 2021, respectively, in excess of amounts previously posted as collateral with the respective counterparty.

The following table presents a reconciliation of the net amounts of derivative assets and derivative liabilities presented in the Consolidated Balance Sheets to the net amounts that would result in the event of offset:

TABLE 16.5

(in millions)	Amount Presented in the Consolidated Balance Sheets		Amount Not Offset in the Consolidated Balance Sheets					
			Financial Instruments		Cash Collateral		Net Amount	
December 31, 2022								
Derivative Assets								
Interest rate contracts:								
Not designated	$	89	$	—	$	88	$	1
Total	$	89	$	—	$	88	$	1
Derivative Liabilities								
Interest rate contracts:								
Designated	$	1	$	—	$	1	$	—
Not designated		6		—		6		—
Total	$	7	$	—	$	7	$	—
December 31, 2021								
Derivative Assets								
Interest rate contracts:								
Designated	$	1	$	—	$	1	$	—
Not designated		2		—		2		—
Total	$	3	$	—	$	3	$	—
Derivative Liabilities								
Interest rate contracts:								
Not designated	$	20	$	—	$	20	$	—
Total	$	20	$	—	$	20	$	—

NOTE 17.   COMMITMENTS, CREDIT RISK AND CONTINGENCIES

We have commitments to extend credit and standby letters of credit that involve certain elements of credit risk in excess of the amount stated in the Consolidated Balance Sheets. Our exposure to credit loss in the event of non-performance by the customer is represented by the contractual amount of those instruments. The credit risk associated with commitments to extend credit and standby letters of credit is essentially the same as that involved in extending loans and leases to customers and is subject to normal credit policies. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

Following is a summary of off-balance sheet credit risk information:

TABLE 17.1

December 31	2022		2021
(in millions)			
Commitments to extend credit	$ **13,250**	$	11,228
Standby letters of credit	**207**		194

At December 31, 2022, funding of 72.0% of the commitments to extend credit was dependent on the financial condition of the customer. We have the ability to withdraw such commitments at our discretion. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Based on management's credit evaluation of the customer, collateral may be deemed necessary. Collateral requirements vary and may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us that may require payment at a future date. The credit risk involved in issuing letters of credit is actively monitored through review of the historical performance of our portfolios.

Our AULC for commitments that are not unconditionally cancellable, which is included in other liabilities on the Consolidated Balance Sheets was $21.4 million and $19.2 million at December 31, 2022 and 2021, respectively. Additional information relating to the AULC is provided in Note 7, "Allowance for Credit Losses on Loans and Leases" in the Notes to Consolidated Financial Statements.

In addition to the above commitments, subordinated notes issued by FNB Financial Services, LP, a wholly-owned finance subsidiary, are fully and unconditionally guaranteed by FNB. These subordinated notes are included in the summaries of short-term borrowings and long-term borrowings in Notes 14 and 15.

Other Legal Proceedings

In the ordinary course of business, we may assert claims in legal proceedings against another party or parties, and we are routinely named as defendants in, or made parties to, pending and potential legal actions. Also, as regulated entities, we are subject to governmental and regulatory examinations, information-gathering requests, and may be subject to investigations and proceedings (both formal and informal). Such threatened claims, litigation, investigations, regulatory and administrative proceedings typically entail matters that are considered incidental to the normal conduct of business. Claims for significant monetary damages may be asserted in many of these types of legal actions, while claims for disgorgement, reimbursement, restitution, penalties and/or other remedial actions or sanctions may be sought in regulatory matters. In these instances, if we determine that we have meritorious defenses, we will engage in an aggressive defense. However, if management determines, in consultation with counsel, that settlement of a matter is in the best interest of FNB and our shareholders, we may do so. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of current knowledge and understanding, and advice of counsel, we do not believe that judgments, sanctions, settlement resolutions, regulatory actions, investigations, settlements or orders, if any, that have arisen or may arise from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage) will have a material adverse effect on our financial position or liquidity, although they could potentially have a material effect on net income in a given period.

In view of the inherent unpredictability of outcomes in litigation and governmental and regulatory matters, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course, there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and governmental and regulatory matters, including a possible eventual loss, fine, restitution, penalty, business or adverse reputational impact, if any, associated with each such matter. In accordance with applicable accounting guidance, we establish accruals for litigation and governmental and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. We will continue to monitor such matters for developments that could affect the amount of the accrual, and will adjust the accrual amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. We believe that our accruals for legal proceedings are appropriate and, in the aggregate, are not material to our consolidated financial position, although future accruals could have a material effect on net income in a given period.

NOTE 18.   STOCK INCENTIVE PLANS

Restricted Stock

We issue restricted stock awards to key employees under our Incentive Compensation Plan (Plan). We issue time-based awards and performance-based awards under this Plan, both of which are based on a three-year vesting period. The grant-date fair value of the time-based awards is equal to the price of our common stock on the grant date. The fair value of the performance-based awards is based on a Monte-Carlo simulation valuation of our common stock as of the grant date. The assumptions used for this valuation include stock price volatility, risk-free interest rate and dividend yield. We granted 1,266,821 and 1,113,314 restricted stock units during 2022 and 2021, respectively, including 297,508 and 325,284 performance-based restricted stock units during those same periods, respectively. As of December 31, 2022, we had available up to 9,877,023 shares of common stock to issue under this Plan, including 7,397,956 shares registered during the second quarter of 2022.

The unvested restricted stock unit awards are eligible to receive cash dividends or dividend equivalents which are ultimately used to purchase additional shares of stock and are subject to forfeiture if the requisite service period is not completed or the specified performance criteria are not met. These awards are subject to certain accelerated vesting provisions upon retirement, death, disability or in the event of a change of control as defined in the award agreements.

The following table summarizes the activity relating to restricted stock units during the periods indicated:

TABLE 18.1

	2022 Units	2022 Weighted Average Grant Price per Share	2021 Units	2021 Weighted Average Grant Price per Share	2020 Units	2020 Weighted Average Grant Price per Share
Unvested units outstanding at beginning of year	4,680,786	$ 9.71	4,322,115	$ 9.46	2,858,357	$ 12.56
Granted	1,266,821	13.07	1,113,314	12.65	2,004,895	6.95
Acquired	60,300	9.41	—	—	—	—
Net adjustment due to performance	575,264	9.58	527,975	10.79	47,290	13.00
Vested	(1,702,099)	10.57	(1,320,646)	12.07	(613,581)	14.41
Forfeited/expired/canceled	(243,062)	10.88	(143,238)	10.65	(203,058)	12.54
Dividend reinvestment	183,172	12.12	181,266	12.17	228,212	8.14
Unvested units outstanding at end of year	**4,821,182**	**10.30**	4,680,786	9.71	4,322,115	9.46

The following table provides certain information related to restricted stock units:

TABLE 18.2

Year Ended December 31		2022		2021		2020
(in millions)						
Stock-based compensation expense	$	22	$	21	$	16
Tax benefit related to stock-based compensation expense		5		4		3
Fair value of units vested		21		16		5

As of December 31, 2022, there was $9.5 million of unrecognized compensation cost related to unvested restricted stock units including $0.5 million that is subject to accelerated vesting under the Plan's immediate vesting upon retirement.

The components of the restricted stock units as of December 31, 2022 are as follows:

TABLE 18.3

(dollars in millions)		Service-Based Units		Performance-Based Units		Total
Unvested restricted stock units		2,842,684		1,978,498		4,821,182
Unrecognized compensation expense	$	9	$	—	$	9
Intrinsic value	$	37	$	26	$	63
Weighted average remaining life (in years)		1.77		1.43		1.63

Stock Options

All outstanding stock options were assumed from acquisitions and are fully vested. Upon consummation of our acquisitions, all outstanding stock options issued by the acquired companies were converted into equivalent FNB stock options. We issue shares of treasury stock or authorized but unissued shares to satisfy stock options exercised.

The following table summarizes the activity relating to stock options during the periods indicated:

TABLE 18.4

	2022		Weighted Average Exercise Price per Share	2021		Weighted Average Exercise Price per Share	2020		Weighted Average Exercise Price per Share
Options outstanding at beginning of year	167,327	$	8.83	196,086	$	8.61	246,084	$	8.14
Assumed from acquisitions	29,396		8.08	—		—	—		—
Exercised	(55,713)		7.23	(28,168)		7.38	(33,945)		5.74
Forfeited/expired	(2,629)		8.22	(591)		6.44	(16,053)		7.38
Options outstanding and exercisable at end of year	138,381		9.32	167,327		8.83	196,086		8.61

The following table summarizes information about stock options outstanding at December 31, 2022:

TABLE 18.5

Range of Exercise Prices	Options Outstanding and Exercisable	Weighted Average Remaining Contractual Years	Weighted Average Exercise Price
$6.97 - $10.46	65,301	1.51	$ 7.76
$10.47 - $11.37	73,080	2.14	10.72
	138,381		

The intrinsic value of outstanding and exercisable stock options at December 31, 2022 was $0.5 million. The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price.

NOTE 19. RETIREMENT PLANS

We sponsor the Retirement Income Plan (RIP), a qualified noncontributory defined benefit pension plan that has been frozen. The RIP covered employees who satisfied minimum age and length of service requirements.

We also sponsor two supplemental non-qualified retirement plans that have been frozen. The ERISA Excess Retirement Plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would be provided under the RIP, if no limits were applied. The Basic Retirement Plan (BRP) is applicable to certain officers whom the Board of Directors designates. Officers participating in the BRP receive a benefit based on a target benefit percentage based on years of service at retirement and a designated tier as determined by the Board of Directors. When a participant retires, the benefit under the BRP is a monthly benefit equal to the participant's aggregate target benefit percentage multiplied by the participant's highest average monthly cash compensation, including bonuses, during five consecutive calendar years within the last ten calendar years of employment before 2009. This monthly benefit is reduced by the monthly benefit the participant receives from the Social Security Administration, the RIP, the ERISA Excess Retirement Plan and the annuity equivalent of the automatic contributions paid to participants under the qualified 401(k) defined contribution plan and the ERISA Excess Lost Match Plan.

The following tables provide information relating to the accumulated benefit obligation, change in benefit obligation, change in plan assets, the plans' funded status and the amount included in the Consolidated Balance Sheets for the qualified and non-qualified plans described above (collectively, the Plans):

TABLE 19.1

December 31	2022			2021		
	Qualified	Non-Qualified	Total	Qualified	Non-Qualified	Total
(in millions)						
Accumulated benefit obligation	$ 114	$ 16	$ 130	$ 154	$ 18	$ 172
Projected benefit obligation at beginning of year	$ 154	$ 18	$ 172	$ 167	$ 20	$ 187
Acquisition	—	2	2	—	—	—
Interest cost	4	1	5	4	—	4
Actuarial loss (gain)	(34)	(3)	(37)	(7)	(1)	(8)
Benefits paid	(10)	(2)	(12)	(10)	(1)	(11)
Projected benefit obligation at end of year	$ 114	$ 16	$ 130	$ 154	$ 18	$ 172
Fair value of plan assets at beginning of year	$ 201	$ —	$ 201	$ 189	$ —	$ 189
Actual return on plan assets	(21)	—	(21)	22	—	22
Corporation contribution	—	2	2	—	1	1
Benefits paid	(10)	(2)	(12)	(10)	(1)	(11)
Fair value of plan assets at end of year	$ 170	$ —	$ 170	$ 201	$ —	$ 201
Funded status of plans	$ 56	$ (16)	$ 40	$ 47	$ (18)	$ 29

The unrecognized actuarial loss, prior service cost and net transition obligation are required to be recognized into earnings over the average remaining participant life due to the freezing of the RIP, which may, on a net basis, reduce future earnings.

Actuarial assumptions used in the determination of the projected benefit obligation in the Plans are as follows:

TABLE 19.2

Assumptions at December 31	2022	2021
Weighted average discount rate	5.34 %	2.72 %
Rates of average increase in compensation levels	3.30	3.50

The discount rate assumption at December 31, 2022 and 2021 was determined using a yield-curve based approach. A yield curve was produced for a universe containing the majority of U.S.-issued Aa-graded corporate bonds, all of which were non-callable (or callable with make-whole provisions), and after excluding the 10% of the bonds with the highest and lowest yields. The discount rate was developed as the level equivalent rate that would produce the same present value as that using spot rates aligned with the projected benefit payments.

The net periodic pension cost and OCI for the Plans included the following components:

TABLE 19.3

Year Ended December 31	2022	2021	2020
(in millions)			
Interest cost	$ 5	$ 4	$ 6
Expected return on plan assets	(14)	(12)	(13)
Actuarial loss amortization	2	3	3
Total pension cost	(7)	(5)	(4)
Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) income:			
Current year actuarial (gain) loss	(2)	(18)	10
Amortization of actuarial loss	(2)	(3)	(3)
Total amount recognized in other comprehensive (loss) income	(4)	(21)	7
Total amount recognized in net periodic benefit cost (gain) and other comprehensive (loss) income	$ (11)	$ (26)	$ 3

The plans have an actuarial measurement date of December 31. Actuarial assumptions used in the determination of the net periodic pension cost in the Plans are as follows:

TABLE 19.4

Assumptions for the Year Ended December 31	2022	2021	2020
Weighted average discount rate	2.72 %	2.31 %	3.17 %
Rates of increase in compensation levels	3.30	3.50	3.50
Expected long-term rate of return on assets	6.75	6.75	7.25

The expected long-term rate of return on plan assets has been established by considering historical and anticipated expected returns on the asset classes invested in by the pension trust and the allocation strategy currently in place among those classes. The expected long-term rate of return on plan assets was reduced to 6.75% effective January 1, 2021.

The change in plan assets reflects benefits paid from the qualified pension plans of $9.9 million for both 2022 and 2021. We made contributions to the RIP of $5.0 million during 2020. We did not make a contribution to the RIP in 2022 and 2021. For the non-qualified pension plans, the change in plan assets reflects benefits paid from and contributions made to the plans in the same amount. This amount represents the actual benefit payments paid from general assets of $1.5 million for 2022 and $1.4 million for 2021.

The following table provides information regarding estimated future cash flows relating to the Plans at December 31, 2022:

TABLE 19.5

(in millions)			
Expected employer contributions:	2023	$	2
Expected benefit payments:	2023		11
	2024		11
	2025		11
	2026		11
	2027		11
	2028 – 2032		51

The qualified pension plan contributions are deposited into a trust and the qualified benefit payments are made from trust assets. For the non-qualified plans, the contributions and the benefit payments are the same and reflect expected benefit amounts, which we pay from general assets.

Our subsidiaries participate in a qualified 401(k) defined contribution plan under which employees may contribute a percentage of their salary. Employees are eligible to participate upon their first day of employment. Under this plan, we match 100% of the first 6% that the employee defers. Additionally, we may provide a performance-based company contribution of up to 3% if we exceed annual financial goals. Our contribution expense is presented in the following table:

TABLE 19.6

Year Ended December 31	2022	2021	2020
(in millions)			
401(k) contribution expense	$ 20	$ 19	$ 17

We also sponsor an ERISA Excess Lost Match Plan for certain officers. This plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowable under the Internal Revenue Code and the amount that would have been provided under the qualified 401(k) defined contribution plan, if no limits were applied.

Pension Plan Investment Policy and Strategy

Our investment strategy for the RIP is to diversify plan assets between a wide mix of securities within the equity and debt markets to allow the plan assets the opportunity to meet the expected long-term rate of return requirements, while minimizing short-term volatility. In this regard, the plan has targeted allocations within the equity securities category for domestic large cap, domestic mid cap, domestic small cap, emerging market and international securities. Within the debt securities category, the plan has targeted allocation levels for U.S. Treasury, U.S. agency and domestic investment-grade bonds.

The following table presents asset allocations for our pension plans as of December 31, 2022 and 2021, and the target allocation for 2023, by asset category:

TABLE 19.7

	Target Allocation	Percentage of Plan Assets	
December 31	2023	2022	2021
Asset Category			
Equity securities	45 - 65	63 %	64 %
Debt securities	30 - 50	35	33
Cash equivalents	0 - 10	2	3

At December 31, 2022 and 2021, equity securities included 347,500 and 367,500 shares, respectively, of our common stock, representing 2.7% and 2.2% of total plan assets at December 31, 2022 and 2021, respectively. Dividends received on our common stock held by the Plan were $0.2 million for both 2022 and 2021.

The fair values of our pension plan assets by asset category are as follows:

TABLE 19.8

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Asset Class				
Cash	$ 4	$ —	$ —	$ 4
Equity securities:				
F.N.B. Corporation	5	—	—	5
Other large-cap U.S. financial services companies	2	—	—	2
Other large-cap U.S. companies	58	—	—	58
Other equity	1	—	—	1
Mutual fund equity investments:				
U.S. equity index funds:				
U.S. small-cap equity index funds	4	—	—	4
U.S. mid-cap equity index funds	5	—	—	5
Non-U.S. equities growth fund	12	—	—	12
U.S. equity funds:				
U.S. mid-cap	12	—	—	12
U.S. small-cap	4	—	—	4
Other	4	—	—	4
Fixed income securities:				
U.S. government agencies	—	40	—	40
Fixed income mutual funds:				
U.S. investment-grade fixed income securities	19	—	—	19
Total	$ 130	$ 40	$ —	$ 170

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2021				
Asset Class				
Cash	$ 7	$ —	$ —	$ 7
Equity securities:				
F.N.B. Corporation	4	—	—	4
Other large-cap U.S. financial services companies	3	—	—	3
Other large-cap U.S. companies	67	—	—	67
Other equity	1	—	—	1
Mutual fund equity investments:				
U.S. equity index funds:				
U.S. small-cap equity index funds	5	—	—	5
U.S. mid-cap equity index funds	6	—	—	6
Non-U.S. equities growth fund	17	—	—	17
U.S. equity funds:				
U.S. mid-cap	14	—	—	14
U.S. small-cap	5	—	—	5
Other	5	—	—	5
Fixed income securities:				
U.S. government agencies	—	44	—	44
Fixed income mutual funds:				
U.S. investment-grade fixed income securities	23	—	—	23
Total	$ 157	$ 44	$ —	$ 201

The classifications for Level 1, Level 2 and Level 3 are discussed in Note 26, "Fair Value Measurements".

NOTE 20.   INCOME TAXES

Income Tax Expense

Federal and state income tax expense consist of the following:

TABLE 20.1

Year Ended December 31	2022		2021		2020
(in millions)					
Current income taxes:					
Federal taxes	$	94	$	79	$	71
State taxes		9		4		5
Total current income taxes		103		83		76
Deferred income taxes:					
Federal taxes		9		12		(20)
State taxes		2		3		1
Total deferred income taxes		11		15		(19)
Total income taxes	$	114	$	98	$	57

The following table provides a reconciliation between the statutory tax rate and the actual effective tax rate:

TABLE 20.2

Year Ended December 31	2022	2021	2020
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	1.5	1.1	1.6
Tax-exempt interest	(1.6)	(1.7)	(2.8)
Cash surrender value on BOLI	(0.4)	(0.5)	(0.8)
Tax credits	(3.2)	(3.2)	(6.3)
Affordable housing cost amortization, net of tax benefits	2.2	2.2	2.5
Other items	1.1	0.7	1.5
Effective tax rate	20.6 %	19.6 %	16.7 %

The effective tax rates in 2022, 2021 and 2020, respectively, were lower than the 21% statutory federal tax rate primarily due to the tax benefits resulting from renewable energy investment and historic tax credits, tax-exempt income on investments and loans and income from BOLI. For the years ended December 31, 2022, 2021 and 2020, we recognized net investment tax credits, under IRC section 48, of $0, $0 and $8.3 million, respectively, using the flow-through method of accounting for income tax credits.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and tax purposes. DTAs and DTLs are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

The following table presents the tax effects of significant temporary differences that give rise to federal and state DTAs and DTLs:

TABLE 20.3

December 31	2022	2021
(in millions)		
Deferred tax assets:		
Allowance for credit losses	$ 90	$ 76
Discounts on loans acquired in a business combination	14	8
Net operating loss/tax credit carryforwards	50	37
Deferred compensation	16	14
Securities impairments	2	1
Lease liability	39	36
Net unrealized securities losses	90	4
Other	13	13
Total	314	189
Valuation allowance	(35)	(34)
Total deferred tax assets	279	155
Deferred tax liabilities:		
Loan costs	(10)	(6)
Depreciation	(7)	(11)
Prepaid expenses	(1)	(1)
Amortizable intangibles	(24)	(11)
Pension and other defined benefit plans	(7)	(4)
Lease financing	(31)	(33)
Mortgage servicing rights	(12)	(10)
Lease ROU asset	(35)	(34)
Other	(4)	(2)
Total deferred tax liabilities	(131)	(112)
Net deferred tax assets	$ 148	$ 43

We establish a valuation allowance when it is more likely than not that we will not be able to realize the benefit of the DTAs or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessment of realizable DTAs. As of December 31, 2022, the valuation allowance of $34.5 million primarily includes unused federal and state net operating loss carryforwards expiring from 2023 to 2042 and $3.3 million of state tax credit carryforwards. We anticipate that neither the state net operating loss and state tax credit carryforwards nor the other net DTAs at certain of our subsidiaries will be utilized and, as such, have recorded a valuation allowance against the DTAs related to these items.

As of December 31, 2022, we had approximately $75.5 million of federal net operating loss and built-in loss carryforwards from acquired companies and $1.6 million of state tax credit carryforwards, net of valuation allowances. The utilization of these tax attributes is subject to annual limitations under Section 382 of the Internal Revenue Code, or a similar state-level statute, which will cause the utilization of these attributes to be deferred over a number of years, not to exceed beyond 2038. We have determined that we will likely have sufficient taxable income in the years during which these tax attributes are available to be utilized and, consequently, have determined that no additional valuation allowance against the recorded DTA is warranted.

Uncertain Tax Positions

We account for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. At December 31, 2022 and 2021, we have approximately $3.5 million and $2.7 million, respectively, of unrecognized tax benefits related to uncertain tax positions. As of December 31, 2022, $3.2 million of these tax benefits would affect the effective tax rate if recognized. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. To the extent interest is not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. A tabular reconciliation of the unrecognized tax benefits is not presented as the impact of changes to uncertain tax positions on our income tax expense was immaterial.

We file numerous income tax returns in the U.S. federal jurisdiction and in several state jurisdictions. We are no longer subject to U.S. federal income tax examinations for years prior to 2019. With limited exception, we are no longer subject to state income tax examinations for years prior to 2019. We currently have one open state examination for the tax years 2017 to 2019 and do not expect any material adjustments. We also have outstanding refund requests on amended tax returns from an acquisition. We anticipate that a reduction in the unrecognized tax benefit of up to $0.03 million may occur in the next twelve months from the expiration of statutes of limitations which would result in a reduction in income taxes.

NOTE 21.   OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in AOCI, net of tax, by component:

TABLE 21.1

(in millions)	Unrealized Net Gains (Losses) on Debt Securities Available for Sale		Unrealized Net Gains (Losses) on Derivative Instruments		Unrecognized Pension and Postretirement Obligations		Total	
Year Ended December 31, 2022								
Balance at beginning of period	$	8	$	(22)	$	(48)	$	(62)
Other comprehensive (loss) income before reclassifications		(277)		(30)		4		(303)
Amounts reclassified from AOCI		—		8		—		8
Net current period other comprehensive (loss) income		(277)		(22)		4		(295)
Balance at end of period	$	(269)	$	(44)	$	(44)	$	(357)

The amounts reclassified from AOCI related to debt securities AFS are included in net securities gains on the Consolidated Statements of Income, while the amounts reclassified from AOCI related to derivative instruments in cash flow hedge programs are generally included in interest income on loans and leases on the Consolidated Statements of Income. The tax (benefit) expense amounts reclassified from AOCI in connection with the debt securities AFS and derivative instruments reclassifications are included in income taxes on the Consolidated Statements of Income.

NOTE 22.   EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

TABLE 22.1

Year Ended December 31	2022		2021		2020	
(dollars in millions, except per share data)						
Net income	$	439	$	405	$	286
Less: Preferred stock dividends		8		8		8
Net income available to common stockholders	$	431	$	397	$	278
Basic weighted average common shares outstanding		349,976,557		319,791,100		323,368,639
Net effect of dilutive stock options and restricted stock		4,075,640		3,690,388		2,119,325
Diluted weighted average common shares outstanding		354,052,197		323,481,488		325,487,964
Earnings per common share:						
Basic	$	1.23	$	1.24	$	0.86
Diluted	$	1.22	$	1.23	$	0.85

The following table shows the average shares excluded from the above calculation as their effect would have been anti-dilutive:

TABLE 22.2

Year Ended December 31	2022	2021	2020
Average shares excluded from the diluted earnings per common share calculation	—	—	22,375

NOTE 23.   REGULATORY MATTERS

FNB and FNBPA are subject to various regulatory capital requirements administered by the federal banking agencies. Quantitative measures established by regulators to ensure capital adequacy require FNB and FNBPA to maintain minimum amounts and ratios of total, tier 1 and CET1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of leverage ratio (as defined). Failure to meet minimum capital requirements could lead to initiation of certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our Consolidated Financial Statements, dividends and future business and corporate strategies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FNB and FNBPA must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. FNB's and FNBPA's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2022, the most recent notification from the federal banking agencies categorized FNB and FNBPA as "well-capitalized" under the respective regulatory frameworks. There are no conditions or events since the notification which management believes have changed this categorization.

Following are the capital ratios for FNB and FNBPA:

TABLE 23.1

(dollars in millions)	Actual		Well-Capitalized Requirements [1]		Minimum Capital Requirements plus Capital Conservation Buffer	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022						
F.N.B. Corporation:						
Total capital	$ 4,183	12.06 %	$ 3,467	10.00 %	$ 3,640	10.50 %
Tier 1 capital	3,511	10.13	2,080	6.00	2,947	8.50
Common equity tier 1	3,405	9.82	n/a	n/a	2,427	7.00
Leverage	3,511	8.64	n/a	n/a	1,626	4.00
Risk-weighted assets	34,671					
FNBPA:						
Total capital	4,327	12.51	3,459	10.00	3,632	10.50
Tier 1 capital	3,640	10.52	2,767	8.00	2,940	8.50
Common equity tier 1	3,560	10.29	2,248	6.50	2,421	7.00
Leverage	3,640	8.97	2,029	5.00	1,623	4.00
Risk-weighted assets	34,589					
As of December 31, 2021						
F.N.B. Corporation:						
Total capital	$ 3,531	12.18 %	$ 2,899	10.00 %	$ 3,044	10.50 %
Tier 1 capital	2,984	10.29	1,739	6.00	2,464	8.50
Common equity tier 1	2,877	9.92	n/a	n/a	2,029	7.00
Leverage	2,984	7.99	n/a	n/a	1,493	4.00
Risk-weighted assets	28,991					
FNBPA:						
Total capital	3,695	12.77	2,893	10.00	3,038	10.50
Tier 1 capital	3,098	10.71	2,314	8.00	2,459	8.50
Common equity tier 1	3,018	10.43	1,880	6.50	2,025	7.00
Leverage	3,098	8.31	1,864	5.00	1,491	4.00
Risk-weighted assets	28,930					

(1) Reflects the well-capitalized standard under Regulation Y for F.N.B. Corporation and the prompt corrective action framework for FNBPA.

The FRB eliminated the reserve requirement for thousands of depository institutions, although FNBPA still maintains deposits with the FRB for various services such as check clearing. Certain limitations exist under applicable law and regulations by regulatory agencies regarding dividend distributions to a parent by our subsidiaries. As of December 31, 2022, our subsidiaries had $432.9 million of retained earnings available for distribution to us without prior regulatory approval.

Under current FRB regulations, FNBPA is limited in the amount it may lend to non-bank affiliates, including FNB. Such loans must be secured by specified collateral. In addition, any such loans to a non-bank affiliate may not exceed 10% of FNBPA's capital and surplus and the aggregate of loans to all such affiliates may not exceed 20% of FNBPA's capital and surplus. The maximum amount that may be borrowed by FNB affiliates under these provisions was $842.6 million at December 31, 2022.

NOTE 24. CASH FLOW INFORMATION

Following is a summary of supplemental cash flow information:

TABLE 24.1

Year Ended December 31	2022	2021	2020
(in millions)			
Interest paid on deposits and other borrowings	$ 144	$ 101	$ 216
Income taxes paid	81	74	57
Transfers of loans to other real estate owned	2	4	3
Loans transferred to held for sale from portfolio	—	—	537
Loans transferred to portfolio from held for sale	12	—	—

We did not have any restricted cash as of December 31, 2022, 2021 or 2020.

Supplemental non-cash information relating to the Howard and Union acquisitions is included in Note 3, Mergers and Acquisitions.

NOTE 25. BUSINESS SEGMENTS

We operate in three reportable segments: Community Banking, Wealth Management and Insurance.

- The Community Banking segment provides commercial and consumer banking services. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, business credit, capital markets and lease financing. Consumer banking products and services include deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services.

- The Wealth Management segment provides a broad range of personal and corporate fiduciary services including the administration of decedent and trust estates. In addition, it offers various alternative products, including securities brokerage (under a third-party arrangement) and investment advisory services, mutual funds and annuities.

- The Insurance segment includes a full-service insurance brokerage service offering all lines of commercial and personal insurance through major carriers. The Insurance segment also includes a reinsurer.

The following tables provide financial information for these segments of FNB. The information provided under the caption "Parent and Other" represents operations not considered to be reportable segments and/or general operating expenses of FNB, and includes the parent company, other non-bank subsidiaries and eliminations and adjustments to reconcile to the Consolidated Financial Statements.

TABLE 25.1

(in millions)	Community Banking		Wealth Manage-ment	Insurance		Parent and Other		Consolidated
At or for the Year Ended December 31, 2022								
Interest income	$	1,280	$ —	$ —	$	5	$	1,285
Interest expense		145	—	—		20		165
Net interest income		1,135	—	—		(15)		1,120
Provision for credit losses		63	—	—		1		64
Non-interest income		240	64	24		(5)		323
Non-interest expense [1]		744	42	19		7		812
Amortization of intangibles		13	—	1		—		14
Income tax expense (benefit)		116	5	1		(8)		114
Net income (loss)		439	17	3		(20)		439
Total assets		43,586	37	33		69		43,725
Total intangibles		2,530	9	27		—		2,566
At or for the Year Ended December 31, 2021								
Interest income	$	1,003	$ —	$ —	$	2	$	1,005
Interest expense		86	—	—		12		98
Net interest income		917	—	—		(10)		907
Provision for credit losses		(1)	—	—		2		1
Non-interest income		251	61	24		(6)		330
Non-interest expense [1]		653	39	21		8		721
Amortization of intangibles		11	—	1		—		12
Income tax expense (benefit)		100	5	—		(7)		98
Net income (loss)		405	17	2		(19)		405
Total assets		39,396	37	34		46		39,513
Total intangibles		2,268	9	27		—		2,304
At or for the Year Ended December 31, 2020								
Interest income	$	1,129	$ —	$ —	$	1	$	1,130
Interest expense		188	—	—		20		208
Net interest income		941	—	—		(19)		922
Provision for credit losses		123	—	—		—		123
Non-interest income		233	49	22		(10)		294
Non-interest expense [1]		675	35	19		8		737
Amortization of intangibles		12	—	1		—		13
Income tax expense (benefit)		61	3	—		(7)		57
Net income (loss)		303	11	2		(30)		286
Total assets		37,245	38	35		36		37,354
Total intangibles		2,279	9	28		—		2,316

(1) Excludes amortization of intangibles, which is presented separately.

NOTE 26. FAIR VALUE MEASUREMENTS

We use fair value measurements to record fair value adjustments to certain financial assets and liabilities and to determine fair value disclosures. Securities AFS, mortgage loans held for sale accounted for under FVO and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a non-recurring basis, such as certain impaired loans, OREO and certain other assets.

Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure.

In determining fair value, we use various valuation approaches, including market, income and cost approaches. We follow an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions about the assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

TABLE 26.1

Measurement Category	Definition
Level 1	Valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.
Level 2	Valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.
Level 3	Valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies we use for financial instruments recorded at fair value on either a recurring or non-recurring basis:

Securities Available For Sale

These securities are recorded at fair value on a recurring basis. At December 31, 2022, 100.0% of AFS securities used valuation methodologies involving market-based or market-derived information, collectively Level 1 and Level 2 measurements, to measure fair value.

We closely monitor market conditions involving assets that have become less actively traded. If the fair value measurement is based upon recent observable market activity of such assets or comparable assets (other than forced or distressed transactions) that occur in sufficient volume, and do not require significant adjustment using unobservable inputs, those assets are classified as Level 1 or Level 2; if not, they are classified as Level 3. Making this assessment requires significant judgment.

We use prices from independent pricing services and, to a lesser extent, indicative (non-binding) quotes from independent brokers, to measure the fair value of AFS securities. We validate prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing information by corporate personnel familiar with market liquidity and other market-related conditions.

Derivative Financial Instruments

We determine fair value for derivatives using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects contractual terms of the derivative, including the period to maturity and uses observable market-based inputs, including interest rate curves and implied volatilities.

We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of non-performance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives and IRLCs utilize Level 3 inputs. Credit valuation estimates of current credit spreads are used to evaluate the likelihood of our default and the default of our counterparties. However, as of December 31, 2022 and 2021, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our non-IRLC derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected cash flows related to MSRs and the estimated percentage of IRLCs that will result in a closed mortgage loan, and is classified as Level 3.

Loans Held For Sale

Residential mortgage loans held for sale are carried at fair value under the FVO, an irrevocable election at time of origination. Fair value for residential mortgage loans held for sale, when recorded, is based on independent quoted market prices and is classified as Level 2. Residential mortgage loans held for sale that subsequently are not sold on the secondary market, are carried at fair value under the FVO and classified as Level 3.

SBA loans held for sale are carried under lower of cost or fair value, for which, periodically, it may be necessary to record non-recurring fair value adjustments. Fair value for SBA loans held for sale, when recorded, is based on independent quoted market prices and is classified as Level 2.

Collateral Dependent Loans

For commercial loans in default which are greater than or equal to $1.0 million, individual reserves are determined based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell. For commercial and consumer loans in default which are below $1.0 million, an established LGD percentage is multiplied by the loan balance and the results are aggregated for purposes of measuring specific reserve. Collateral may be real estate and/or business assets including equipment, inventory and accounts receivable.

We determine the fair value of real estate based on appraisals by licensed or certified appraisers. The value of business assets is generally based on amounts reported on the business' financial statements. Management must rely on the financial statements prepared and certified by the borrower or their accountants in determining the value of these business assets on an ongoing basis, which may be subject to significant change over time. Based on the quality of information or statements provided, management may require the use of business asset appraisals and site-inspections to better value these assets. We may discount appraised and reported values based on management's historical knowledge, changes in market conditions from the time of valuation or management's knowledge of the borrower and the borrower's business. Since not all valuation inputs are observable, we classify these non-recurring fair value determinations as Level 2 or Level 3 based on the lowest level of input that is significant to the fair value measurement.

We review and evaluate these loans no less frequently than quarterly for additional write-down based on the same factors identified above.

Other Real Estate Owned

OREO is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations and these properties are subject to federal regulatory holding period requirements. OREO acquired in settlement of indebtedness is recorded at fair value less costs to sell. Subsequently, these assets are carried at the lower of carrying value or fair value less costs to sell. Accordingly, it may be necessary to record non-recurring fair value adjustments. Fair value is generally based upon appraisals by licensed or certified appraisers and other market information and is classified as Level 3.

Other Assets - Mortgage Servicing Rights and Small Business Administration Servicing Assets

We carry MSRs at the lower of cost or fair value, and therefore, they are subject to fair value measurements on a non-recurring basis. Since sales of MSRs tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSRs. As such we rely primarily on a discounted cash flow model, incorporating assumptions about loan prepayment rates, discount rates, servicing costs and other economic factors, to estimate the fair value of our MSRs. We utilize a third-party vendor to perform the modeling to estimate the fair value of our MSRs. Since the valuation model uses significant unobservable inputs, we classify MSRs within Level 3.

We retain the servicing rights on SBA-guaranteed loans sold to investors. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for us to retain a portion of the cash flow from the interest payment received on the SBA guaranteed portion of the loan, which is commonly known as a servicing spread. We utilize a third-party vendor to perform the modeling to estimate the fair value of our SBA servicing asset. Since the valuation model uses significant unobservable inputs, we classify SBA servicing assets within Level 3.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

TABLE 26.2

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Assets Measured at Fair Value				
Debt securities available for sale				
U.S. Treasury	$ 257	$ —	$ —	$ 257
U.S. government agencies	—	108	—	108
U.S. government-sponsored entities	—	262	—	262
Residential mortgage-backed securities				
Agency mortgage-backed securities	—	1,232	—	1,232
Agency collateralized mortgage obligations	—	972	—	972
Commercial mortgage-backed securities	—	395	—	395
States of the U.S. and political subdivisions (municipals)	—	29	—	29
Other debt securities	—	20	—	20
Total debt securities available for sale	257	3,018	—	3,275
Loans held for sale	—	91	—	91
Derivative financial instruments				
Trading	—	95	—	95
Not for trading	—	1	—	1
Total derivative financial instruments	—	96	—	96
Total assets measured at fair value on a recurring basis	$ 257	$ 3,205	$ —	$ 3,462
Liabilities Measured at Fair Value				
Derivative financial instruments				
Trading	$ —	$ 396	$ —	$ 396
Not for trading	—	3	12	15
Total derivative financial instruments	—	399	12	411
Total liabilities measured at fair value on a recurring basis	$ —	$ 399	$ 12	$ 411

(in millions)	Level 1		Level 2		Level 3		Total	
December 31, 2021								
<u>Assets Measured at Fair Value</u>								
Debt securities available for sale								
U.S. Treasury	$	204	$	—	$	—	$	204
U.S. government agencies		—		155		—		155
U.S. government-sponsored entities		—		192		—		192
Residential mortgage-backed securities								
Agency mortgage-backed securities		—		1,357		—		1,357
Agency collateralized mortgage obligations		—		1,186		—		1,186
Commercial mortgage-backed securities		—		297		—		297
States of the U.S. and political subdivisions (municipals)		—		33		—		33
Other debt securities		—		2		—		2
Total debt securities available for sale		204		3,222		—		3,426
Loans held for sale		—		269		—		269
Derivative financial instruments								
Trading		—		174		—		174
Not for trading		—		2		9		11
Total derivative financial instruments		—		176		9		185
Total assets measured at fair value on a recurring basis	$	204	$	3,667	$	9	$	3,880
<u>Liabilities Measured at Fair Value</u>								
Derivative financial instruments								
Trading	$	—	$	44	$	—	$	44
Not for trading		—		1		—		1
Total derivative financial instruments		—		45		—		45
Total liabilities measured at fair value on a recurring basis	$	—	$	45	$	—	$	45

The following table presents additional information about assets measured at fair value on a recurring basis and for which we have utilized Level 3 inputs to determine fair value:

TABLE 26.3

(in millions)	Other Debt Securities	Interest Rate Lock Commitments	Total
Year Ended December 31, 2022			
Balance at beginning of period	$ —	$ 9	$ 9
Purchases, issuances, sales and settlements:			
Purchases	2	—	2
Settlements	(1)	(9)	(10)
Transfers from Level 3	(1)	—	(1)
Balance at end of period	$ —	$ —	$ —
Year Ended December 31, 2021			
Balance at beginning of period	$ —	$ 24	$ 24
Purchases, issuances, sales and settlements:			
Issuances	—	9	9
Settlements	—	(24)	(24)
Balance at end of period	$ —	$ 9	$ 9

We review fair value hierarchy classifications on a quarterly basis. Changes in the observability of the valuation attributes may result in reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in/out of Level 3 at fair value at the beginning of the period in which the changes occur. See the "Securities Available for Sale" discussion within this footnote for information relating to determining Level 3 fair values. During 2022, we transferred $1.0 million in other debt securities out of the Level 3 hierarchy level into the Level 2 hierarchy level. There were no transfers of assets or liabilities between the hierarchy levels during 2021.

From time to time, we measure certain assets at fair value on a non-recurring basis. These adjustments to fair value usually result from the application of the lower of cost or fair value accounting or write-downs of individual assets. Valuation methodologies used to measure these fair value adjustments were previously described. For assets measured at fair value on a non-recurring basis still held at the Balance Sheet date, the following table provides the hierarchy level and the fair value of the related assets or portfolios:

TABLE 26.4

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Collateral dependent loans	$ —	$ —	$ 34	$ 34
Other assets - MSRs	—	—	—	—
Other assets - SBA servicing asset	—	—	2	2
Other real estate owned	—	—	3	3
December 31, 2021				
Collateral dependent loans	$ —	$ —	$ 20	$ 20
Other assets - MSRs	—	—	10	10
Other assets - SBA servicing asset	—	—	3	3
Other real estate owned	—	—	2	2

The fair value amounts for collateral dependent loans and OREO in the table above were estimated at a date during the twelve months ended December 31, 2022 and 2021, respectively. Consequently, the fair value information presented is not necessarily as of the period's end. Collateral dependent loans measured or re-measured at fair value on a non-recurring basis during 2022 had a carrying amount of $33.9 million which includes an allocated ACL of $11.6 million. The ACL includes a provision applicable to the current period fair value measurements of $6.2 million, which was included in provision for credit losses for 2022.

MSRs measured at fair value on a non-recurring basis had a carrying value of $0, which included a valuation allowance of $0, as of December 31, 2022. The valuation allowance includes a recovery of $2.5 million included in earnings for 2022. SBA servicing assets measured at fair value on a non-recurring basis had a carrying value of $1.8 million. During 2022, the valuation allowance increased $0.4 million to $1.6 million as of December 31, 2022, up from $1.2 million at December 31, 2021, which is reflected in the year-to-date provision expense.

OREO measured at fair value on a non-recurring basis during 2022 had a carrying amount of $2.9 million which included a valuation allowance of $0.6 million, as of December 31, 2022. The valuation allowance includes a loss of $0.7 million, which was included in earnings for 2022.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each financial instrument:

Cash and Cash Equivalents, Accrued Interest Receivable and Accrued Interest Payable. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities. For both securities AFS and securities HTM, fair value equals the quoted market price from an active market, if available, and is classified within Level 1. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or pricing models, and is classified as Level 2. Where there is limited market activity or significant valuation inputs are unobservable, securities are classified within Level 3. Under current market conditions, assumptions used to determine the fair value of Level 3 securities have greater subjectivity due to the lack of observable market transactions.

Loans and Leases. The fair value of fixed rate loans and leases is estimated by discounting the future cash flows using the current rates at which similar loans and leases would be made to borrowers with similar credit ratings and for the same remaining maturities less an illiquidity discount, as the fair value measurement represents an exit price from a market participants' viewpoint. The fair value of variable and adjustable-rate loans and leases approximates the carrying amount. Due to the significant judgment involved in evaluating credit quality, loans and leases are classified within Level 3 of the fair value hierarchy.

Loan Servicing Rights. For both MSRs and SBA servicing rights, both classified as Level 3 assets, fair value is determined using a discounted cash flow valuation method. These models use significant unobservable inputs including discount rates, prepayment rates and cost to service which have greater subjectivity due to the lack of observable market transactions.

Derivative Assets and Liabilities. See the "Derivative Financial Instruments" discussion included within this footnote.

Deposits. The estimated fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date because of the customers' ability to withdraw funds immediately. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings. The carrying amounts for short-term borrowings approximate fair value for amounts that mature in 90 days or less. The fair value of subordinated notes is estimated by discounting future cash flows using rates currently offered.

Long-Term Borrowings. The fair value of long-term borrowings is estimated by discounting future cash flows based on the market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

Loan Commitments and Standby Letters of Credit. Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans, typically are non-binding, and fees are not normally assessed on these balances.

Nature of Estimates. Many of the estimates presented herein are based upon the use of highly subjective information and assumptions and, accordingly, the results may not be precise. Management believes that fair value estimates may not be comparable to other financial institutions due to the wide range of permitted valuation techniques and numerous estimates which must be made. Further, because the disclosed fair value amounts were estimated as of the Balance Sheet date, the amounts actually realized or paid upon maturity or settlement of the various financial instruments could be significantly different.

The fair values of our financial instruments are as follows:

TABLE 26.5

(in millions)	Carrying Amount	Fair Value	Fair Value Measurements		
			Level 1	Level 2	Level 3
December 31, 2022					
<u>**Financial Assets**</u>					
Cash and cash equivalents	$ 1,674	$ 1,674	$ 1,674	$ —	$ —
Debt securities available for sale	3,275	3,275	257	3,018	—
Debt securities held to maturity	4,087	3,687	—	3,687	—
Net loans and leases, including loans held for sale	29,977	29,008	—	91	28,917
Loan servicing rights	55	71	—	—	71
Derivative assets	96	96	—	96	—
Accrued interest receivable	126	126	126	—	—
<u>**Financial Liabilities**</u>					
Deposits	34,770	34,673	31,158	3,515	—
Short-term borrowings	1,372	1,369	1,369	—	—
Long-term borrowings	1,093	1,061	—	—	1,061
Derivative liabilities	411	411	—	399	12
Accrued interest payable	31	31	31	—	—
December 31, 2021					
<u>**Financial Assets**</u>					
Cash and cash equivalents	$ 3,493	$ 3,493	$ 3,493	$ —	$ —
Debt securities available for sale	3,426	3,426	204	3,222	—
Debt securities held to maturity	3,463	3,506	—	3,506	—
Net loans and leases, including loans held for sale	24,919	24,518	—	269	24,249
Loan servicing rights	47	49	—	—	49
Derivative assets	185	185	—	176	9
Accrued interest receivable	76	76	76	—	—
<u>**Financial Liabilities**</u>					
Deposits	31,726	31,725	28,867	2,858	—
Short-term borrowings	1,536	1,536	1,536	—	—
Long-term borrowings	682	704	—	—	704
Derivative liabilities	45	45	—	45	—
Accrued interest payable	10	10	10	—	—

NOTE 27.   PARENT COMPANY FINANCIAL STATEMENTS

The following is condensed financial information of F.N.B. Corporation (parent company only). In this information, the parent company's investments in subsidiaries are stated at cost plus equity in undistributed earnings of subsidiaries since acquisition. This information should be read in conjunction with the Consolidated Financial Statements.

TABLE 27.1

Balance Sheets (in millions)

December 31	2022	2021
Assets		
Cash and cash equivalents	$ 662	$ 295
Other assets	21	15
Investment in bank subsidiary	5,762	5,246
Investments in and advances to non-bank subsidiaries	481	461
Total Assets	$ 6,926	$ 6,017
Liabilities		
Other liabilities	$ 45	$ 41
Advances from affiliates	197	197
Long-term borrowings	1,023	621
Subordinated notes:		
Short-term	7	7
Long-term	1	1
Total Liabilities	1,273	867
Stockholders' Equity	5,653	5,150
Total Liabilities and Stockholders' Equity	$ 6,926	$ 6,017

TABLE 27.2

Statements of Income (in millions)

Year Ended December 31	2022	2021	2020
Income			
Dividend income from subsidiaries:			
Bank	$ 254	$ 215	$ 300
Non-bank	6	5	4
	260	220	304
Interest income	16	13	6
Total Income	276	233	310
Expenses			
Interest expense	34	25	25
Other expenses	17	17	18
Total Expenses	51	42	43
Income Before Taxes and Equity in Undistributed Income of Subsidiaries	225	191	267
Income tax benefit	9	7	7
	234	198	274
Equity in undistributed income (loss) of subsidiaries:			
Bank	200	207	15
Non-bank	5	—	(3)
Net Income	$ 439	$ 405	$ 286

TABLE 27.3

Statements of Cash Flows (in millions)

Year Ended December 31	2022		2021		2020	
Operating Activities						
Net income	$	**439**	$	405	$	286
Adjustments to reconcile net income to net cash flows from operating activities:						
Undistributed earnings from subsidiaries		**(203)**		(207)		(12)
Other, net		**—**		(2)		13
Net cash flows provided by operating activities		**236**		196		287
Investing Activities						
Net increase in advances to subsidiaries		**(18)**		(78)		—
Payment for further investment in subsidiaries		**3**		(12)		(270)
Net cash received in business combinations		**9**		—		—
Net cash flows used in investing activities		**(6)**		(90)		(270)
Financing Activities						
Decrease in long-term debt		**(3)**		(2)		(4)
Increase in long-term debt		**351**		2		302
Other, net		**(32)**		(27)		(21)
Cash dividends paid:						
Preferred stock		**(8)**		(8)		(8)
Common stock		**(171)**		(156)		(157)
Net cash flows provided by (used in) financing activities		**137**		(191)		112
Net Increase (Decrease) in Cash and Cash Equivalents		**367**		(85)		129
Cash and cash equivalents at beginning of year		**295**		380		251
Cash and Cash Equivalents at End of Year	$	**662**	$	295	$	380
Cash paid during the year for:						
Interest	$	**34**	$	25	$	26

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. FNB's management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of FNB's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Report. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, FNB's disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING. Information required by this item is set forth in "Report of Management on F.N.B. Corporation's Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a – 15(f) and 15d –15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2022 to which this report relates that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

NONE.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

NONE.

PART III

ITEM 10.   DIRECTORS, EXECUTIVES OFFICERS AND CORPORATE GOVERNANCE

Information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 10, 2023. Such information is incorporated herein by reference. Certain information regarding executive officers is included under the caption "Information About Our Executive Officers" after Part I, Item 4, of this Report.

ITEM 11.   EXECUTIVE COMPENSATION

Information relating to this item is provided in FNB's definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 10, 2023. Such information is incorporated herein by reference. Neither the Report of the Compensation Committee nor the Report of the Audit Committee shall be deemed filed with the SEC, but shall be deemed furnished to the SEC in this Report, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934, except to the extent that FNB specifically incorporates it by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

With the exception of the equity compensation plan information provided below, the information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 10, 2023. Such information is incorporated herein by reference.

The following table provides information related to equity compensation plans as of December 31, 2022:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Stock Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Stock Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	**(b)**	**(c)**
Equity compensation plans approved by security holders	4,821,182 (1)	n/a	9,877,023 (2)
Equity compensation plans not approved by security holders	138,381 (3) $	9.32	n/a

(1)   Restricted common stock awards subject to forfeiture. The shares of restricted stock vest over periods ranging from three to five years from the award date.

(2)   Represents shares of common stock registered with the SEC which are eligible for issuance pursuant to stock option or restricted stock awards granted under various plans.

(3)   Represents the securities to be issued upon exercise of stock options that we assumed in various acquisitions. We do not intend to grant any new awards under these plans.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 10, 2023. Such information is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to this item is provided in our definitive proxy statement to be filed with the SEC in connection with our annual meeting of stockholders to be held May 10, 2023. Such information is incorporated herein by reference.

Our independent registered public accounting firm is Ernst and Young LLP, located in Pittsburgh, PA and their Public Company Accounting Oversight Board (United States) firm identification number is 42.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   **FINANCIAL STATEMENTS**

The Consolidated Financial Statements of F.N.B. Corporation and subsidiaries required in response to this item are incorporated by reference to Item 8 of this Report.

(b)   **EXHIBITS**

The following exhibits are filed or incorporated by reference as part of this report:

Exhibit Number	Description
2.1.	Plan of Conversion of F.N.B. Corporation (incorporated by reference to Exhibit 2.1. to FNB's Current Report on Form 8-K filed on August 30, 2016).
2.2.	Agreement and Plan of Merger, dated as of July 12, 2021, between F.N.B. Corporation and Howard Bancorp, Inc. (Incorporated by reference to Exhibit 2.1. of FNB's Current Report on Form 8-K filed on July 13, 2021).
2.3	Agreement and Plan of Merger, dated as of May 31, 2022, between F.N.B. Corporation and UB Bancorp (Incorporated by reference to Exhibit 2.1. of FNB's Current Report on Form 8-K filed on June 1, 2022).
3.1.	Articles of Incorporation of F.N.B. Corporation, effective as of August 30, 2016 (Incorporated by reference to Exhibit 3.1. of FNB's Current Report on Form 8-K filed on August 30, 2016).
3.2.	Bylaws of F.N.B. Corporation, effective as of December 14, 2022. (filed herewith).
4.3.	Deposit Agreement, dated as of November 1, 2013, by and between F.N.B. Corporation and Computershare Limited (successor in interest to Registrar and Transfer Company), as Depositary (incorporated by reference to Exhibit 4.1. of FNB's Current Report on Form 8-K filed on November 1, 2013).
4.4.	Specimen Stock Certificate for Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E (incorporated by reference to Exhibit 4.5. of FNB's Amendment No. 1 to Form 8-A filed on August 30, 2016).
4.5.	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.3. above).
4.6.	Assignment and Assumption Agreement between and among FNB, Computershare Trust Company, N.A., as successor-in-interest to Registrar and Transfer Company, and The Bank of New York Mellon, dated May 10, 2017 (Incorporated by reference to Exhibit 4.1 of FNB'S Current Report on Form 8-K filed on May 15, 2017).
4.7.	Amendment to Deposit Agreement made on May 10, 2017 between FNB and The Bank of New York Mellon (Incorporated by reference to Exhibit 4.2 of FNB's Current Report on Form 8-K filed on May 15, 2017).
4.8	Description of the Registrants securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. (Incorporated by reference to Exhibit 4.8 of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.)
4.9.	There are no instruments with respect to long-term debt of FNB and its subsidiaries that involve securities authorized under the instrument in an amount exceeding 10 percent of the total assets of FNB and its subsidiaries on a consolidated basis. FNB agrees to provide the SEC with a copy of instruments defining the rights of holders of long-term debt of FNB and its subsidiaries upon request.
10.1. (P)	Form of Deferred Compensation Agreement by and between First National Bank of Pennsylvania and four of our executive officers. (Incorporated by reference to Exhibit 10.3. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 000-08144)). *
10.3.	Amendment to Deferred Compensation Agreement of Stephen J. Gurgovits. (Incorporated by reference to Exhibit 10.2. of FNB's Current Report on Form 8-K filed on December 22, 2008). *
10.4. (P)	Basic Retirement Plan (formerly the Supplemental Executive Retirement Plan) of F.N.B. Corporation effective January 1, 1992. (Incorporated by reference to Exhibit 10.9. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 000-08144)). *
10.6	F.N.B. Corporation 2022 Incentive Compensation Plan. (Incorporated by reference to Annex B of FNB's 2022 Proxy Statement filed on March 25, 2022). *
10.10.	Form of Indemnification Agreement for directors. (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on September 23, 2008). *

Exhibit Number	Description
10.11.	Form of Indemnification Agreement for officers. (Incorporated by reference to Exhibit 10.2. of FNB's Current Report on Form 8-K filed on September 23, 2008). *
10.12.	Employment Agreement between F.N.B. Corporation, First National Bank of Pennsylvania and Vincent J. Delie, Jr. (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on December 21, 2010). *
10.13.	Employment Agreement between F.N.B. Corporation and Vincent J. Calabrese. (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on February 26, 2013). *
10.15A.	Form of Performance-Based Restricted Stock Unit Award Agreement (ROATCE). (filed herewith).*
10.15B.	Form of Performance-Based Restricted Stock Unit Award Agreement (ICG Growth). (filed herewith).*
10.16.	Form of Time-Based Restricted Stock Unit Award Agreement. (filed herewith).*
10.17.	F.N.B. Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1. of FNB's Current Report on Form 8-K filed on April 19, 2022). *.
10.18.	Form of director restricted stock unit agreement (Incorporated by reference to Exhibit 10.2 of FNB's Quarterly report on Form 10-Q for the quarter ended June 30, 2022 filed on August 5, 2022). *
10.19.	Executive Retention Life Insurance Agreement, dated as of November 3, 2022, between Vincent J. Delie, Jr. and FNB Corporation (Incorporated by reference to Exhibit 10.1. of FNB's Quarterly report on Form 10-Q for the quarter ended September 30, 2022 filed on November 4, 2022). *
14.	Code of Ethics. (Incorporated by reference to Exhibit 99.3. of FNB's Annual Report on Form 10-K for the fiscal year ended December 31, 2009). *
21.	Subsidiaries of the Registrant. (filed herewith).
23.	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. (filed herewith).
31.1.	Certification of Chief Executive Officer Sarbanes-Oxley Act Section 302. (filed herewith).
31.2.	Certification of Chief Financial Officer Sarbanes-Oxley Act Section 302. (filed herewith).
32.1.	Certification of Chief Executive Officer Sarbanes-Oxley Act Section 906. (furnished herewith).
32.2.	Certification of Chief Financial Officer Sarbanes-Oxley Act Section 906. (furnished herewith).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).
*	Management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of this Report.

(c) **SCHEDULES**

No financial statement schedules are being filed because of the absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related notes thereto.

ITEM 16. **FORM 10-K SUMMARY**

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. CORPORATION

By   /s/ Vincent J. Delie, Jr.

Vincent J. Delie, Jr.

Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Vincent J. Delie, Jr. Vincent J. Delie, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 24, 2023
/s/ Vincent J. Calabrese, Jr. Vincent J. Calabrese, Jr.	Chief Financial Officer (Principal Financial Officer)	February 24, 2023
/s/ James L. Dutey James L. Dutey	Corporate Controller and Senior Vice President (Principal Accounting Officer)	February 24, 2023
/s/ Pamela A. Bena Pamela A. Bena	Director	February 24, 2023
/s/ William B. Campbell William B. Campbell	Director	February 24, 2023
/s/ James D. Chiafullo James D. Chiafullo	Director	February 24, 2023
/s/ Mary Jo Dively Mary Jo Dively	Director	February 24, 2023
/s/ David J. Malone David J. Malone	Director	February 24, 2023
/s/ Frank C. Mencini Frank C. Mencini	Director	February 24, 2023
/s/ David L. Motley David L. Motley	Director	February 24, 2023
/s/ Heidi A. Nicholas Heidi A. Nicholas	Director	February 24, 2023

| /s/ John S. Stanik | Director | February 24, 2023 |
| John S. Stanik | | |

| /s/ William J. Strimbu | Director | February 24, 2023 |
| William J. Strimbu | | |

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

2022 ANNUAL | REPORT

Corporate Leadership

Vincent J. Delie, Jr.
Chairman, President & CEO

Vincent J. Calabrese, Jr.
Chief Financial Officer

Gary L. Guerrieri
Chief Credit Officer

D. Bryant Mitchell
Chief Wholesale Officer

Barry C. Robinson
Chief Consumer Officer

James G. Orie
Corporate Secretary
Chief Legal Officer

Thomas M. Whitesel
Chief Risk Officer

Christine E. Tvaroch
Chief Audit Executive

Jennifer M. Reel
Chief Communications Officer



Corporate Headquarters
F.N.B. Corporation
One North Shore Center
12 Federal Street
Pittsburgh, Pennsylvania 15212
Telephone: (888) 981-6000
Website: www.fnbcorporation.com

Transfer Agent and Registrar
Broadridge Corporate Issuer
Solutions, Inc.
51 Mercedes Way
Edgewood, New Jersey 11717
Telephone: (844) 877-8750

Stock Listing
The Corporation's common
stock is traded on the
New York Stock Exchange under
the ticker symbol "FNB."

F.N.B. Corporation and First National Bank Board of Directors



Pamela A. Bena
Director of Finance
Pittsburgh Zoo &
PPG Aquarium



William B. Campbell
Lead Director
Retired Businessman



James D. Chiafullo
Partner
Cohen & Grigsby, PC



Vincent J. Delie, Jr.
Chairman, President & CEO
F.N.B. Corporation



Mary Jo Dively
Vice President and
General Counsel
Carnegie Mellon University



David J. Malone
President and CEO
Gateway Financial
Group, Inc.



Frank C. Mencini
President and CEO
Mencini Healthcare
Assoc., LLC



David L. Motley
President & CEO
MCAPS, LLC



Heidi A. Nicholas
Principal
Nicholas Enterprises



John S. Stanik
Retired CEO
Ampco – Pittsburgh
Corporation



William J. Strimbu
President
Nick Strimbu, Inc.

